Form 20-F
period 2001-12-31
CAPITAL ENVIRONMENTAL RESOURCE INC
filed 2002-07-12
CIK 1065736

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

(Mark One)

/ / Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

                                       or

/X/ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act
    of 1934
For the fiscal year ended DECEMBER 31, 2001

                                       or

/ / Transition report pursuant to Section 13 or 15(d) of the Securities Exchange
    Act of 1934
For the transition period from                   to
                                -----------------    -----------------

Commission file number
                       -----------------------------------------------------

                       Capital Environmental Resource Inc.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                       N/A
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Ontario
--------------------------------------------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

            1005 Skyview Drive, Burlington, Ontario, Canada, L7P 5B1
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                    Name of Each Exchange
         Title of Each Class                         On Which Registered
         -------------------                         -------------------

               NONE                                       NONE
-------------------------------------       ------------------------------------

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           Common Shares, no par value
--------------------------------------------------------------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                           Common Shares, no par value
--------------------------------------------------------------------------------
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report

            23,696,627 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes /X/ No / /

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 / / Item 18 /X/

                                TABLE OF CONTENTS

                                                                                        Page
                                                                                        ----

Item 1.  Identity of Directors, Senior Management and Advisors............................1

Item 2.  Offer Statistics and Expected Timetable..........................................1

Item 3.  Key Information..................................................................1

Item 4.  Information on the Company.......................................................9

Item 5.  Operating and Financial Review and Prospects....................................23

Item 6.  Directors, Senior Management and Employees......................................35

Item 7.  Major Stockholders and Related Party Transactions...............................46

Item 8.  Financial Information...........................................................48

Item 9.  Listing.........................................................................49

Item 10. Additional Information..........................................................50

Item 11. Quantitative and Qualitative Disclosures About Market Risk......................60

Item 12. Description of Securities Other than Equity Securities..........................61

Item 13. Defaults, Dividend Arrearages and Delinquencies.................................62

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds....62

Item 18. Financial Statements............................................................64

Item 19. Exhibits........................................................................64

                                     PART I

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements and information with respect to the financial condition, results of operations and business of the Company and certain of the plans, objectives and market position of the Company with respect to these items that are based on beliefs of the Company's management as well as assumptions made by and information currently available to the Company. Without limiting the foregoing, any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward-looking statements, and the words "believes", "anticipates", "plans", "expects", and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty as there are certain important factors that could cause actual results, performance or events to differ materially from those anticipated including those outlined below in the section entitled "Item
3. Key Information - Risk Factors". The Company's failure to successfully address any of these factors could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable


ITEM 3. KEY INFORMATION

A.  SELECTED FINANCIAL DATA

The tables below set forth selected consolidated financial data for the Company for the periods indicated and are qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the Notes thereto, which are included elsewhere in this Annual Report, and "Item 5. Operating and Financial Review and Prospects".

The financial data as of December 31, 2001, 2000, 1999, 1998 and 1997 and the years ended December 31, 2001, 2000, 1999 and 1998 and for the period ended December 31, 1997 has been derived from Capital Environmental's audited consolidated financial statements.

The selected consolidated financial data as of December 31, 2001, 2000, 1999, 1998 and 1997 and for each of the periods presented have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). All financial information presented herein is in thousands of U.S. dollars except share and per share data or as otherwise indicated. All references to "$" or "dollars" means U.S. dollars and "C$" means Canadian dollars.

============================================================================================================================
                                                                                                               PERIOD FROM
                                                                                                              INCEPTION (MAY
                                                                                                                 23, 1997)
                                               YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED        THROUGH
                                              DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                                 2001            2000            1999            1998              1997
----------------------------------------------------------------------------------------------------------------------------
                                   (IN THOUSANDS OF US $, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues                                     $      93,241   $     117,008   $      97,551   $      62,056   $        15,089
Cost of operations                                  63,140          79,396          66,190          43,002            10,676
Depreciation and amortization                       11,276          12,181           8,134           4,890             1,154
Selling, general and administrative
  expenses                                          19,177          18,622          13,118           8,490             1,389
Provision for impairment of goodwill                 3,400          13,500               -               -                 -
Loss (gain) on property and equipment (1)               34             (69)         (1,199)              -                 -
Loss on sale of U.S. operations                      4,885               -               -               -                 -
Start-up, integration and transition
  costs (2)                                              -               -               -             602             4,325
----------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                       (8,671)         (6,622)         11,308           5,072            (2,455)
Interest and financing expense                      10,029          10,649           6,232           3,139               898
----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes
  and minority interest                            (18,700)        (17,271)          5,076           1,933            (3,353)
Income tax (provision) benefit                        (968)         (1,010)         (2,053)           (740)            1,398
Minority Interest                                        -               -               -               -              (117)
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                            $     (19,668)  $     (18,281)  $       3,023   $       1,193   $        (2,072)
----------------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per share            $       (1.60)  $       (2.54)  $        0.60   $        0.52   $         (1.51)
Diluted net income (loss) per share          $       (1.60)  $       (2.54)  $        0.51   $        0.29   $         (1.51)
Shares used in calculating basic
  net income (loss) per share                   12,259,641       7,196,627       5,068,607       2,304,847         1,374,220
----------------------------------------------------------------------------------------------------------------------------
Shares used in calculating diluted
  net income (loss) per share                   12,259,641       7,196,627       5,976,659       4,174,172         1,374,220
============================================================================================================================

     1. Includes a gain of $1,100 in 1999 on replacement of assets destroyed in a fire in 1999 (See Note 16 of the Notes to the Company's Consolidated Financial Statements.).
     2. Includes $4,325 of start up, integration and transition costs associated with the acquisition of selected assets of Canadian Waste in 1997, and $602 of integration and transition costs for numerous acquisitions during 1998.

===============================================================================================================================
                                                                                                                 PERIOD FROM
                                               YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED     INCEPTION (MAY 23
                                              DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,      1997) THROUGH
                                                  2001            2000            1999            1998        DECEMBER 31, 1997
-------------------------------------------------------------------------------------------------------------------------------
                                      (IN THOUSANDS OF US $, EXCEPT SHARE AND PER SHARE DATA)
OTHER DATA:
Net cash provided by operating
 activities                                  $       6,685   $       7,362   $       5,975   $       3,907   $            1,167
Net cash provided by (used in)
 investing activities                               13,280         (21,656)        (50,071)        (36,375)             (12,529)
Net cash provided by (used in)
 financing activities                              (17,392)         12,925          44,379          31,304               13,918
EBITDA (1)                                           2,605           5,559          19,442           9,962               (1,301)

EBITDA margin                                          2.8%            4.8%           19.9%           16.1%                n.a.

Adjusted EBITDA (2)                                 14,837          20,704          18,342          10,564                3,024

Adjusted EBITDA margin                                15.9%           17.7%           18.8%           17.0%                20.0%
===============================================================================================================================

===============================================================================================================================
                                                                           AS OF DECEMBER 31
===============================================================================================================================
                                                  2001            2000            1999            1998            1997
                                             ==================================================================================
BALANCE SHEET DATA:

Cash                                         $       2,469               -   $       1,398   $       1,060   $        2,473

Working capital, including cash                      5,004         (24,902)         (5,547)           (994)           2,475

Property and equipment, net                         36,708          50,899          40,692          25,909           19,174

Total Assets                                       110,652         152,959         162,314          98,337           50,495

Long-term debt, including capital lease
obligations net (3)                                 52,314          71,442          78,199          54,589           29,022

Redeemable capital stock                                 -               -               -          21,946           13,203

Total common stock                                  85,173          57,066          57,066           7,528              799

Total stockholders' equity (deficit)                45,913          38,655          58,320           5,492           (1,424)

===============================================================================================================================

     1. EBITDA is a non-GAAP measurement and is defined as net income (loss) before deducting interest, taxes, depreciation and amortization.
     2.  Adjusted EBITDA is a non-GAAP measurement and represents net income
         (loss) before deducting interest, taxes, depreciation and amortization plus start-up, integration, transition, restructuring, legal settlement, and failed acquisition costs (see "Item 5 - Operating and Financial Review and Prospects - Operating Results - Adjusted EBITDA").
     3. Excludes current portion of long-term debt and capital lease obligations. See Notes 7 and 8 of the Notes to the Company's Consolidated Financial Statements.

B.  RISK FACTORS

Prospective purchasers of the Company's common stock should consider carefully all of the information set forth in this annual report and, in particular, should evaluate the following risks prior to investing in the common stock. Information in this annual report contains forward-looking terminology such as "believes", "opinions", "expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or discussions of strategy. Such statements may include, without limitation, the Company's beliefs about trends in the industry and its views about the long-term future of the industry and the Company. See "Item 4 - Information on the Company" and "Item 5 - Operating and Financial

Review and Prospects". Future results as predicted by the forward-looking statements could vary materially from actual results due to risks, uncertainties and other factors.

RISKS RELATED TO CAPITAL ENVIRONMENTAL'S OPERATIONS

THE COMPANY FACES COMPETITION FROM BOTH LARGE AND SMALL SOLID WASTE SERVICES COMPANIES

The markets in which the Company operates within the solid waste services industry are highly competitive and fragmented and require substantial labor and capital resources. The Company competes with large, national solid waste services companies, as well as smaller regional solid waste services companies of varying sizes and resources. Some of the Company's competitors are better capitalized, have greater name recognition and greater financial, operational and marketing resources than the Company, and may be able to provide services at a lower cost. The Company also competes with operators of alternative disposal facilities, including incinerators, and with municipalities that maintain their own waste collection and disposal operations. Public sector operators may have financial advantages over the Company because of their access to user fees and similar charges as well as tax revenues. Competitive pressures may make the Company's internal growth strategy of improving service and increasing sales penetration difficult or impossible to execute.

TERMINATION OR NON-RENEWAL OF EXISTING CUSTOMER CONTRACTS, OR FAILURE TO OBTAIN NEW CUSTOMER CONTRACTS, COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY

The Company derives a portion of its revenue from municipal contracts that require competitive bidding by potential service providers. The Company intends to continue to bid on municipal contracts and to rebid on existing municipal contracts, but there is no way to predict which contracts will be maintained or won in the future. The Company also derives a portion of its revenue from non-municipal contracts, which generally have a term of three years or less. Some of these contracts permit the Company's customers to terminate them before the end of the contractual term. Any failure by the Company to replace revenues from contracts lost through competitive bidding or early termination within a reasonable time period could have a material adverse effect on the Company's business, financial position and results of operations.

THE COMPANY IS DEPENDENT ON THIRD PARTIES FOR DISPOSAL OF ITS SOLID WASTE

The Company delivers a substantial portion of the solid waste it collects to privately owned or operated disposal facilities under long-term contracts and to municipally owned disposal facilities. If municipalities increase their disposal rates or if the Company cannot obtain and maintain favorable disposal arrangements with private owners or operators, the Company could incur significant additional costs, which could have a material adverse effect on its business, financial condition and results of operations if the Company is not able to pass these cost increases on to its customers.

RECENT LOSSES/UNPROFITABILITY

The Company has experienced both operating and net losses in each of the last two fiscal years. Although the Company is seeking to improve its profitability by various means, including refocusing its sales efforts, reducing costs through updating of equipment and centralizing its operating systems, there can be no assurance that these efforts will be successful or that the Company will be able to improve its profitability.

INDEBTEDNESS

As of December 31, 2001, the Company had approximately $53.4 million in total indebtedness, including $50.8 million outstanding under its senior credit facility. This amount of indebtedness may have adverse consequences for the Company, including making the Company more vulnerable to unfavorable economic conditions and competitive pressures, limiting the Company's ability to borrow additional funds, requiring the Company to dedicate or reserve a large portion of cash flow from operations to service debt, limiting the Company's ability to plan for or react to changes in its business and industry and placing the Company at a disadvantage compared to competitors with less debt in relation to cash flow.

In June 2002, the Company entered into a new $61 million (C$92 million) senior secured credit facility with a group of banks and repaid all amounts outstanding under its pre-existing credit facility. The new facility has a three-year term, which means that it must be repaid in full or refinanced prior to June 30, 2005. The availability under the credit facility will be mandatorily reduced each calendar quarter commencing January 1, 2004. See "Item 5.B - Liquidity and Capital Resources". In addition to scheduled reductions, the Company is required to prepay and reduce the available credit with the proceeds of any asset sales or issuances of debt, in each case subject to certain exceptions. The credit facility is collateralized by substantially all of the Company's assets.

The new credit facility subjects the Company to various financial covenants and restrictions relating to, among other things, minimum net worth levels, specified fixed charge coverage ratios, maximum leverage ratios, minimum levels of earnings before interest, taxes, depreciation and amortization, limits on capital expenditures and indebtedness, lender approval of certain acquisitions and dispositions and limits on operating leases. Additionally, while the senior credit facility is in place, the Company is not permitted to pay cash dividends on its capital stock. These covenants and restrictions could limit the manner in which the Company conducts its operations and could adversely affect its ability to raise capital. Any failure by the Company to comply with these covenants and restrictions will, unless waived by the lenders, result in an inability to borrow under the credit facility and/or an immediate obligation to repay all amounts outstanding. In such event, the Company would be required to refinance its debt or obtain capital from other sources, including sales of additional debt or equity or sales of assets, in order to meet its repayment obligations, which may not be possible.

CAPITAL INTENSIVE BUSINESS

The Company's ability to remain competitive and to grow its business and operations depends largely on its cash flow from operations and access to capital. The solid waste management industry is capital-intensive, and may require the Company to consume cash in excess of cash flow from operations. In addition, the Company may need additional capital to fund future acquisitions and integration of solid waste businesses. In the event the Company is not able to fund its liquidity needs from cash flow from operations and/or borrowings, it would be necessary for the Company to raise capital through the issuance of additional debt or equity securities or sales of assets, which may not be possible on commercially reasonable terms, or at all. In addition, the issuance of debt or equity securities could be dilutive to existing stockholders.

ACQUISITIONS

Part of the Company's strategy is to identify and pursue acquisition opportunities to expand the Company's business and increase its revenue and profitability. The Company may not be able to identify, acquire or manage profitably additional businesses or integrate successfully any acquired businesses without substantial costs, delays or other operational or financial problems. Any acquisitions the Company makes may result in potentially dilutive issuances of equity securities or the incurrence of additional debt. Further, acquisitions involve a number of special risks, including failure of the acquired business to achieve expected financial or operating results, diversion of management's attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities. Some or all of these additional risks could have a material adverse effect on the Company's business, financial condition and results of operations.

INFORMATION SYSTEMS

The Company is currently undergoing a technology upgrade that will centralize its two operating software platforms. The Company expects that it will need to continue to update and expand its information systems, or develop or purchase and implement new systems, to meet its operational needs in the future. The Company could encounter unexpected delays and difficulties in the integration of its existing systems and/or in the development and implementation of new systems, which could substantially interfere with its business. In addition, the development and implementation of new systems could require substantial capital expenditures. Any significant interruption or failure of the Company's information systems, or significant capital expenditures associated with its information systems, could have a material adverse effect on the Company's business, financial condition and results of operations.

LABOR UNIONS

Some groups of the Company's employees have chosen to be represented by unions, and the Company has negotiated collective bargaining agreements with them. In addition, labor unions may make attempts to organize the Company's non-unionized employees. The Company cannot predict which, if any, groups of employees may seek union representation in the future or the outcome of any collective bargaining. The negotiation of any collective bargaining agreement could divert management's attention and/or result in increased operating expenses and lower operating margins. If the Company is unable to negotiate acceptable collective bargaining agreements, the Company may have to wait through "cooling off" periods, which are often followed by union-initiated work stoppages, including strikes. Unfavorable collective bargaining agreements, work stoppages or other labor disputes could have a material adverse effect on the Company's business, financial condition and results of operations.

SEASONALITY

The Company's operating revenues tend to be somewhat lower in the fall and winter months, reflecting the lower volume of solid waste generated during those periods. The Company's first and fourth quarter results typically reflect this seasonality. In addition, particularly harsh weather conditions may result in temporary slow downs or suspension of certain of the Company's operations and/or higher labor and operational costs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

LOSS OF KEY PERSONNEL

The Company is highly dependent upon the experience, abilities and continued efforts of its senior management team. The loss of one or more of the Company's senior management team could have a material adverse effect on the Company's business, results of operations and financial condition.

FOREIGN EXCHANGE RATE FLUCTUATIONS GENERATED IN CANADA

For the year ended December 31, 2001, 91.7% of the Company's revenue was derived from its operations in Canada, and following the U.S. asset sale (described under "Item 4. Information on the Company - History and Development of the Company") as of July 1, 2001, 100% of the Company's revenue was derived from its operations in Canada. Substantially all of the Company's Canadian revenue and expenditures are transacted in Canadian dollars. Since the Company reports its results in U.S. dollars, its revenue, expenses and earnings generated by Canadian operations as well as its net assets will be negatively affected if the value of the Canadian dollar declines compared to the U.S. dollar. As of December 31, 2001, approximately 52.2% of the Company's indebtedness was denominated in U.S. dollars. Fluctuations in the value of the Canadian dollar relative to the United States dollar result in unrealized foreign exchange gains and losses and could have a material adverse effect on the Company's results of operations.

INABILITY TO OBTAIN PERFORMANCE BONDS, LETTERS OF CREDIT AND INSURANCE

Municipal solid waste services contracts and permits to operate transfer stations and recycling facilities typically require the Company to obtain performance bonds, letters of credit or other means of financial assurance and insurance to secure its contractual performance. Such contracts and permits also typically require the Company to maintain adequate insurance coverage. The Company's ability to obtain performance bonds or letters of credit is generally dependent on the Company's creditworthiness. Any failure by the Company to obtain or maintain the required financial assurance to support existing or future service contracts or permits could have a material adverse effect on the Company's business, financial condition and results of operations.

WASTE REDUCTION PROGRAMS

Waste reduction programs may reduce the volume of waste available for collection in some areas where the Company operates. Some areas in which the Company operates offer alternatives to landfill disposal, such as recycling, composting and incineration. In addition, provincial and local authorities increasingly mandate recycling and waste reduction at the source and prohibit the disposal of certain types of waste, such as yard waste, at landfills. Any change in regulation or patterns regarding disposal of waste could have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITATIONS ON LANDFILL PERMITTING AND EXPANSION

The Company currently owns two landfills located in the provinces of Alberta and Ontario and operates two other landfills in Ontario under an agreement with a municipality. The Company's ability to meet its growth objectives may depend in part on its ability to acquire, lease or expand landfills, develop new landfill sites or enter into agreements which will give it long-term access to landfill sites in its markets. In some areas in which the Company operates, suitable land for new sites or expansion of existing landfill sites may be unavailable. Permits to expand landfills are often not approved until the remaining permitted disposal capacity of a landfill is very low. The Company may not be able to purchase additional landfill sites, re-permit or expand existing landfill sites or negotiate or renegotiate agreements to obtain a long-term advantage for landfill costs. If the Company were to exhaust its permitted capacity at its landfills, its ability to expand internally could be limited, and it could be required to cap and close its landfills and dispose of collected waste at more distant landfills or at landfills operated by its competitors or other third parties. In Alberta, regulations require landfills to be reapproved every 10-years, thereby providing the regulator an opportunity to add potentially more stringent or costly design or operating conditions to the permit or prevent the renewal of the permit. Any failure by the

Company to secure favorable arrangements (through ownership of landfills or otherwise) for the disposal of collected waste could have a material adverse effect on its business, financial condition and results of operations.

LIABILITY FOR LANDFILL CLOSING COSTS

The Company has significant financial obligations to pay closure and post-closure costs for the landfills it currently owns and will likely have similar obligations with respect to any landfills it acquires in the future. To the extent the Company's reserves or accruals are inadequate to cover such costs, these obligations could have a material adverse effect on the Company's business, financial condition and results of operations.

ENVIRONMENTAL AND LAND USE REGULATION

The Company is subject to significant environmental and land use laws and regulations. To own and operate solid waste facilities, the Company must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. It has become increasingly difficult, costly and time-consuming to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements and is resisted by citizen, public interest and other groups. The Company may not be able to obtain and maintain the permits and approvals needed to own, operate or expand its solid waste facilities. Moreover, the enactment of additional laws and regulations or the more stringent enforcement of existing laws and regulations could increase the costs associated with the Company's operations. Any of these occurrences could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, stringent controls on the design, operation, closure and post-closure care of solid waste facilities could require the Company to undertake investigative or remedial activities, curtail operations, close a facility temporarily or permanently, or modify, supplement or replace equipment or facilities at substantial costs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL ENVIRONMENTAL LIABILITIES

The Company could be held liable for environmental damage at solid waste facilities that it owns or operates, including damage to neighboring landowners and residents for the contamination of soil, groundwater, surface water, and drinking water. The Company's liability could extend to damage resulting from pre-existing conditions and off-site contamination caused by pollutants or hazardous substances that the Company or its predecessors arranged to transport, treat or dispose of at other locations. The Company is also exposed to liability risks from businesses that it acquires as these businesses may have liabilities that the Company fails or is unable to discover, including noncompliance with environmental laws. The Company's insurance program may not cover all liabilities associated with environmental cleanup or remediation. Any exposure to environmental liabilities, to the extent not adequately covered by insurance, could have a material adverse effect on the Company's business, financial condition and results of operations.

DIFFICULTY ENFORCING SUITS AGAINST THE COMPANY

The Company is a corporation incorporated in the province of Ontario under the Business Corporations Act (Ontario). As of the date of this report, substantially all of the Company's assets are located in Canada. In addition, a majority of the Company's directors are residents of Canada, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for the Company's stockholders to serve notice of a lawsuit on the Company or its non-U.S. directors within the United States or to enforce against the Company or such persons judgments of courts of the United States in Canada, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

A.        HISTORY AND DEVELOPMENT OF THE COMPANY

Capital Environmental Resource Inc., a company incorporated under the Business Corporations Act (Ontario), is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services to commercial, industrial and residential customers. The Company was incorporated in May 1997 and began operations in June 1997 when it acquired selected Canadian solid waste assets and operations from Canadian Waste Services Inc. and its parent, USA Waste Services, Inc. (now known as Waste Management Inc.). From June 1997 through December 2001, the Company acquired 35 solid waste services businesses in Canada and nine solid waste services businesses in the United States, including 39 collection operations, 12 transfer stations, 1 landfill, 7 recycling processing facilities and a contract to operate 2 landfills and 1 transfer station. During 2001 the Company sold all of its U.S. operations, which included five collection operations and 1 transfer station. See "Item 5 - Operating and Financial Review and Prospects". For the year ended December 31, 2001, 91.7% of the Company's revenue was derived from operations in Canada, and as of July 1, 2001, all of the Company's revenue was derived from operations in Canada.

The Company's corporate offices are located at 1005 Skyview Drive, Suite 221, Burlington, Ontario, Canada, L7P 5B1. The Company's telephone number is (905) 319-1237.

RECENT DEVELOPMENTS

On April 2, 2001, the Company sold a substantial majority of the Company's assets used in connection with its operations in Rochester and Syracuse, New York and Williamsport, Pennsylvania for a total sale price of $20.6 million. The Company applied the net cash proceeds from the asset sale of approximately $18.1 million to reduce the amount outstanding under its senior credit facility. In June 2001, the Company completed the sale of its remaining U.S. assets in three separate transactions, applying the net cash proceeds of $1 million from the sale to reduce the amount outstanding under its senior credit facility. The Company recorded a loss on disposition of its United States assets of $4.9 million in 2001. The U.S. operations generated $7.7 million in revenue and $(4.2) million in EBITDA in fiscal 2001.

In September 2001, the Company sold 16.5 million shares of its common stock at a price of $2.00 per share in a private placement transaction, resulting in gross proceeds to the Company of $33 million. Net proceeds to the Company totalled approximately $29.1 million, of which $25 million was used to reduce the amount outstanding under the Company's senior credit facility. The newly issued stock represented approximately 69.6% of the Company's then outstanding common stock.

In connection with the September private placement transaction, the stockholders elected a new Board of Directors comprised of David Sutherland-Yoest, Gary W. DeGroote, Warren Grover, Lucien Remillard and Don A. Sanders, each of whom, except for Mr. Grover, purchased shares in the private placement transaction. Upon closing of the transaction, David Sutherland-Yoest entered into an evergreen three-year employment agreement with the Company and was appointed

Chairman and Chief Executive Officer of the Company. See "Item 6 - Directors, Senior Management and Employees".

On February 6, 2002, the Company purchased all of the outstanding capital stock of Waste Services, Inc. ("WSI") for a total purchase price of $25.3 million, $21.5 million of which was paid in cash at closing, and $3.8 million of which is payable in September 2002 in cash or stock at the election of the Company. WSI is an Ottawa-based non-hazardous commercial and industrial landfill and collection business with a satellite hauling and transfer station operation in Brockville, Ontario.

In February 2002, the Company sold approximately 11.3 million shares of its Series 1 Preferred Stock at a price of $2.65 per share in a private placement transaction, resulting in gross proceeds to the Company of approximately $30 million. The net proceeds to the Company of approximately $28 million were used to fund the WSI acquisition, which closed immediately following the private placement transaction. David Sutherland-Yoest, as well as directors Don A. Sanders, Gary W. DeGroote and Lucien Remillard, purchased shares in the transaction. Effective as of April 1, 2002, each share of Series 1 Preferred Stock issued in the February private placement transaction automatically converted into one share of common stock following approval of the conversion by the common stockholders.

In June 2002, the Company entered into a new $61 million (C$92 million) senior credit facility with a group of banks led by Bank of America and Canadian Imperial Bank of Commerce and repaid all amounts outstanding under its pre-existing senior credit facility. The new facility has a term of three years and may be expanded, prior to December 31, 2003, by up to C$54.0 million if any of the existing banks desire to increase their participation or any additional banks wish to join the facility. The new facility, which is subject to quarterly commitment reductions beginning January 1, 2004, is collateralized by substantially all of the Company's assets and subjects the Company to a number of financial and operational covenants and restrictions. See "Item 5.B - Liquidity and Capital Resources".

The Company expects to continue to pursue certain tuck-in acquisitions within its current market areas in an effort to improve market share, route density and profitability. The Company is also open to making larger acquisitions in order to secure disposal capacity for its existing operations or to expand into new markets where it can seek to vertically integrate hauling and disposal operations.

OPERATIONS

As of December 31, 2001, the Company served approximately 615,000 customers, comprised of 25,000 commercial clients, 5,000 industrial clients and 585,000 residential and other clients.

The following table sets forth certain information regarding the Company's revenues by category of activity and geographic region for the years ended December 31, 2001, 2000 and 1999.

                                      ----------------------------------------------------------------------------------
                                                        2001                                      2000
                                      ----------------------------------------------------------------------------------
                                         Canada          US           Total        Canada          US           Total
                                      ----------------------------------------------------------------------------------

Commercial and Industrial Collection  $     51,319  $      3,322  $     54,641  $     53,957  $     12,175  $     66,132
Residential Collection                      16,654         2,588        19,242        16,698        10,220        26,918
Transfer Station and Landfill               10,176            28        10,204         9,758           101         9,859
Commercial and Residential Recycling         3,748                       3,748         4,585                       4,585
Other                                        3,599         1,807         5,406         5,412         4,102         9,514
                                      ----------------------------------------------------------------------------------
                                      $     85,496  $      7,745  $     93,241  $     90,410  $     26,598  $    117,008

                                      ----------------------------------------
                                                        1999
                                      ----------------------------------------
                                         Canada          US           Total
                                      ----------------------------------------

Commercial and Industrial Collection  $     44,178  $     11,600  $     55,778
Residential Collection                      12,363         8,869        21,232
Transfer Station and Landfill                8,034           143         8,177
Commercial and Residential Recycling         3,294                       3,294
Other                                        4,158         4,912         9,070
                                      ----------------------------------------
                                      $     72,027  $     25,524  $     97,551

COMMERCIAL, INDUSTRIAL AND RESIDENTIAL WASTE COLLECTION SERVICES

The Company's commercial and industrial collection services are performed principally under one-to-three year service agreements or shorter-term purchase orders. Fees are determined by a variety of factors, including collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged by competitors for similar services. The Company's ability to pass on price increases is sometimes limited by the terms of its contracts. Commercial and industrial collection vehicles normally require one operator. The Company provides 2 to 8 cubic yard containers to commercial customers and 10 to 50 cubic yard containers to industrial customers. No single commercial or industrial contract is material to the Company's results of operations.

The Company's long-term solid waste collection contracts with municipalities typically contain a formula, generally based on a pre-determined published price index, for automatic adjustment to fees to cover increases in some, but not all, operating costs plus a pass-through of any disposal cost increases. Under the terms of each of these agreements, the Company has exclusive rights to provide certain services to the community. The range of services could be as simple as one-stream collection services (e.g. blue box), or more comprehensive, including various waste services. For example, in Red Deer the Company provides commercial and residential services, while in Penticton, the Company provides commercial, industrial and residential services. Each of these franchise agreements was bid on a competitive basis, and rates for all services are set forth in the agreement.

Fees for residential solid waste collection services performed on a subscription basis are based primarily on route density, the frequency and level of service, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in the Company's markets for similar services. No single residential subscription arrangement is material to the Company's results of operations.

The Company disposes of the waste it collects in one of four ways:

       -  at municipally owned landfills or incinerators;
       -  through Company-owned transfer stations;
       -  at privately owned landfills or transfer stations; or
       -  at its own landfills in Coronation, Alberta or Ottawa, Ontario.

The Company seeks to secure favorable long-term disposal arrangements with municipalities or private owners of landfills or transfer stations in markets where it does not own a landfill. In these markets, the Company's ability to maintain competitive prices for its collection services is generally dependent upon its ability to secure favorable disposal pricing. If the Company is unable to obtain and maintain favorable disposal arrangements in the markets in which it operates (through ownership of landfills or otherwise), this could have a material adverse effect on its business, financial condition and results of operations.

TRANSFER STATION SERVICES

The Company currently operates 11 transfer stations located in Edmonton, Alberta; Abbotsford, British Columbia; and Barrie, Bracebridge, Brampton, Brockville, Hamilton, Kingston, Newmarket, Orillia and Scarborough, Ontario. Each transfer station receives, compacts and transfers solid waste to larger vehicles for transport to landfills. The Company generally seeks to establish a transfer station network in service areas where it can gain access to remote disposal capacity at rates that are lower than local municipal or third party disposal options. The Company believes that additional benefits of building a transfer station network include:

       -  improving utilization of collections personnel and equipment; and
       - building relationships with municipalities and private operators that deliver waste, which can lead to additional growth opportunities.

LANDFILLS

On February 3, 2000, the Company completed the purchase of the Paintearth Municipal Landfill in Coronation, Alberta. The Paintearth assets acquired included a landfill which is permitted to accept solid waste, construction and demolition waste and certain special wastes, together with a composting facility, a bio-remediation facility, and a material recycling facility. The landfill consists of 160 acres zoned for waste disposal and another 320 acres of contiguous land that is suitable for future expansion. It is estimated that the 160 acre site has a total capacity for 4.6 million cubic meters or 3.2 million tonnes. The Company estimates that it has at least 25 years of remaining airspace in the current 160 acre parcel. There is a 200,000 tonne per year restriction on the landfill. This landfill is used as the disposal site for certain wastes generated by the oil field industry in Western Canada.

With its February 2002 acquisition of WSI, the Company acquired a second landfill located on the East side of Ottawa in Ontario. The landfill consists of 79 acres zoned for waste disposal and another 21 acres of contiguous land that is suitable for future expansion. The 79 acre landfill is permitted to accept up to 234,750 tonnes per year of dry waste for disposal. It is estimated that the 79 acre site has capacity for 1.6 million cubic meters and the Company estimates that it has at least 12 years of remaining airspace in the current 79 acre parcel.

The Company also operates landfills in the towns of Bracebridge and Gravenhurst, Ontario under a landfill management contract with the District Municipality of Muskoka. The Company intends to rebid this contract when it expires on November 16, 2002. The responsibility for cell development, closure and post-closure costs, including any financial assurance requirements and environmental monitoring, remains with the municipality.

COMMERCIAL AND RESIDENTIAL RECYCLING

The Company offers municipal, commercial and industrial customers services for a variety of recyclable materials, including cardboard, office paper, plastic containers, glass bottles, fiberboard, and ferrous and aluminum metals. The Company operates four recycling processing facilities in Barrie, Bracebridge, Keswick and Lindsay, Ontario and sells other collected recyclable materials to third parties for processing before resale. In an effort to reduce the Company's exposure to commodity price fluctuation on recycled materials, it has adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. The Company believes that recycling will continue to be an important component of provincial and local solid waste management plans due to the public's increasing environmental awareness and regulations that mandate or encourage recycling.

OTHER SPECIALIZED SERVICES

Other specialized waste management services consist primarily of contract waste management services for chain stores with multiple locations, sales and leasing of compactor equipment, and portable toilet services.

In certain market areas, the Company provides portable toilet services for special events or construction sites, and also sells and leases compactor equipment. In addition, prior to the sale of its U.S. assets, the Company had exclusive contracts to provide comprehensive waste management services to large companies on a national or regional basis. These services were performed directly by the Company or, in areas where the Company had no operations, by subcontractors.

The Company's specialized waste management services described above generated revenues of $5.4 million for the year ended December 31, 2001, representing approximately 5.8% of its total revenue for this period.

SALES AND MARKETING

The Company has a diverse customer base, with no single contract or customer accounting for more than 2.5% of revenues during the year ended December 31, 2001. The Company markets its services on a decentralized basis principally through its general managers and direct sales representatives. The Company's sales representatives visit customers on a regular basis and call upon potential new customers within a specified territory or service area.

COMPETITION

The solid waste services industry in Canada is highly competitive and fragmented. The Company competes with large, national solid waste services companies, as well as smaller regional solid waste services companies of varying sizes and resources. Some of the Company's competitors are better capitalized, have greater name recognition and greater financial, operational and marketing resources than the Company, and may be able to provide services at a lower cost. The Company also competes with operators of alternative disposal facilities, including incinerators, and with municipalities that maintain their own waste collection and disposal operations. Public sector operators may have financial advantages over the Company because of their access to user fees and similar charges as well as tax revenues.

REGULATION

The Company is subject to significant federal, provincial and local environmental and land use laws and regulations in Canada and, until it sold its U.S. operations in 2001, was also subject to significant federal, state and local environmental and land use laws and regulations in the United States. The enforcement of both Canadian and U.S. environmental laws has become increasingly stringent in recent years. The Company believes that it is currently in substantial compliance with all material applicable environmental laws, permits, orders and regulations, and does not currently anticipate any significant environmental costs necessary to bring existing operations into compliance, although there can be no assurance in this regard. The Company anticipates that regulation, legislation and regulatory enforcement actions related to the solid waste services industry will continue to increase.

To transport and manage solid waste, the Company must possess and comply with one or more permits from federal, provincial, or local agencies and government offices. These permits also must be periodically renewed and may be modified or revoked by the issuing agency.

The principal statutes and regulations that apply to the Company's operations are described below.

CANADIAN REGULATION

The Company's operations in Canada are subject to environmental statutes and regulations at the federal, provincial and local level. These laws impose restrictions designed to control air, soil and water pollution and regulate health, safety, zoning, land use and the handling of hazardous and non-hazardous wastes, and often empower government officials to issue administrative orders, including orders to cease carrying on a specific activity. This regulatory framework imposes significant compliance burdens and risks. The contravention of these laws may result in substantial fines that could equal or exceed the amount of monetary benefit acquired as a result of the commission of the offense and which could materially affect the Company's business, results of operations and financial condition.

CANADA. The Canadian Environmental Protection Act, 1999 regulates the import and export of waste into and out of Canada, among other things. The Export-Import of Hazardous Waste Regulations may be amended in 2003 in order to further meet Canada's commitments under various international agreements. The federal government may also introduce new regulations to harmonize the transportation of hazardous wastes between provinces.

The federal Transportation and Dangerous Goods Act, 1992 establishes standards for the transportation of dangerous goods, including dangerous waste, throughout Canada. New regulations under that law are expected to come into force in August 2002, which are not expected to have a material impact on the Company.

The Fisheries Act prohibits, among other things, the discharge of a deleterious substance into waters frequented by fish and the harmful alteration of fish habitat.

ONTARIO. Ontario's Environmental Protection Act, including Ontario Regulation 347, which regulates general waste management and Regulation 232/98, which regulates landfill standards, prescribes the principal standards for waste management systems, transfer and disposal sites in Ontario and creates offenses for spills, unlawful discharges or failure to comply with permits or approvals.

The operation of a waste management system or a transfer or disposal site requires a certificate of approval or a provisional certificate of approval issued by the Ontario Ministry of the

Environment under Part V of the Ontario Environmental Protection Act. Regulations 347 and 232/98 prescribe standards for the location, maintenance and operation of transfer or disposal sites. Regulation 558/00, which became effective March 31, 2001 harmonized hazardous waste definitions and the waste characterization process between Ontario and the United States. The Ontario government has enacted legislation, which is not yet in force, to establish a Waste Diversion Organization that will mandate the development of programs and regulations to increase the diversion of waste from disposal.

The Ontario Ministry of the Environment recently introduced a Hazardous Waste Information Network (HWIN) which requires generators of hazardous waste to register annually and requires the payment of certain tonnage fees for the generation and transport of hazardous waste. These changes are not expected to have a material impact on the Company.

Regulation 127/01 was promulgated on May 2, 2001, and it requires the monitoring and reporting of airborne contamination from many industry sectors including waste management. The Ontario Ministry of the Environment has also proposed draft regulations to implement Administrative Monetary Penalties (AMPs) for non-compliance and environmental infractions under the Environmental Protection Act, the Ontario Water Resources Act and the Pesticides Act.

The Ontario Water Resources Act prohibits unlawful discharges into water and regulates wastewater systems in Ontario, including leachate collection, treatment and discharges at landfills. A certificate of approval is required to construct and operate a wastewater system.

ALBERTA. Alberta's environmental laws have been largely consolidated in the Environmental Protection and Enhancement Act, which comprehensively regulates the management and control of waste, including hazardous waste, and creates offenses for spills and other matters of non-compliance. The Waste Control Regulation deals in detail with the identification of wastes and requirements for the handling, storage and disposal of waste. Waste management facilities currently permitted under the Alberta Public Health Act, including the Company's landfill in Paintearth, must be permitted by Alberta Environment no later than 2006 and re-permitted every 10 years. New landfill design standards are being developed by Alberta Environment that may require the Company to construct or operate future landfill cells and infrastructure to a higher and potentially more costly standard than currently allowed.

BRITISH COLUMBIA. The Company's operations in British Columbia are regulated primarily through that province's Waste Management Act and the regulations under that Act. This legislation authorizes the making of regulations and policies to comprehensively address waste management issues. It also creates offenses related to unlawful discharges and other matters. Various other provincial statutes, such as the Environmental Management Act and the Transportation of Dangerous Goods Act deal generally with environmental matters and could also impact the Company's operations in British Columbia.

QUEBEC. Quebec's Environmental Quality Act and the regulations pursuant thereto prescribe the principal standards for waste management systems, transfer stations and disposal sites in Quebec.

The establishment and operation of a waste management system in Quebec, or a part of a waste management system, requires an operating permit under the Environmental Quality Act. To obtain a modification of the activities or materials referred to in a permit, the permit holder must satisfy the conditions for the issuance of a permit, which apply to the new materials or activities to be covered by the permit.

MUNICIPALITIES. Many municipal governments have local by-laws that affect the operations of solid waste services companies. These include zoning and health measures that limit solid waste management activities to certain sites or activities, control the delivery of solid wastes to specified sites, restrict or ban the movement of solid wastes into a municipality and regulate discharges into municipal sewers from solid waste facilities. There has been an increasing trend to mandate and encourage waste reduction and separation at source and waste recycling, and to prohibit or restrict the disposal of certain solid wastes, such as yard waste, leaves and tires, in landfills. Such restrictions could affect the ability of transfer stations and landfills to operate at full capacity.

UNITED STATES REGULATION

During 2001, the Company sold all of its operating assets in the United States. Prior to such time, the Company's U.S. operations were subject to the following laws and regulations, any of which could continue to result in liability to the Company.

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

In October 1991, the EPA adopted the Subtitle D Regulations governing solid waste landfills. The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, methane gas emission control requirements, groundwater remediation standards and corrective action requirements. The Subtitle D Regulations also require new landfill sites to meet more stringent liner design criteria to keep leachate out of groundwater. Each state is required to revise its landfill regulations to meet these requirements or these requirements will be automatically imposed by the EPA on landfill owners and operators in that state. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills in each state comply with the Subtitle D Regulations. Various states in which the Company operated or in which the Company may operate in the future have adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations.

THE FEDERAL WATER POLLUTION CONTROL ACT OF 1972. The Clean Water Act regulates the discharge of pollutants from a variety of sources into waters of the United States. If run-off from transfer stations or run-off or collected leachate from landfills operated or owned by the Company were discharged into streams, rivers or other surface waters, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in the discharge. Also, virtually all landfills are required to comply with the EPA's storm water regulations issued in November 1990, which are designed to prevent contaminated landfill storm water run-off from flowing into surface waters. Various states have adopted regulations that are more stringent than the federal requirements.

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

THE CLEAN AIR ACT. The Clean Air Act regulates emissions of air pollutants. The EPA has developed standards that apply to certain landfills depending on the date of the landfill construction, the location of the landfill, the materials disposed at the landfill and the volume of the landfill emissions. The EPA has also issued standards regulating the disposal of asbestos containing materials under the Clean Air Act. Air permits to construct may be required for gas collection and flaring systems, and operating permits may be required, depending on the estimated volume of emissions.

All of the federal statutes described above contain provisions authorizing, under certain circumstances, the institution of lawsuits by private citizens to enforce the provisions of the statutes. In addition to a penalty award to the United States government, some of those statutes authorize an award of attorneys' fees to parties successfully advancing such an action.

THE OCCUPATIONAL SAFETY AND HEALTH ACT OF 1970. This Act is administered by the Occupational Safety and Health Administration, and in many states by state agencies whose programs have been approved by OSHA. The Act establishes employer responsibilities for worker health and safety, including the obligation to maintain a workplace free of recognized hazards likely to cause death or serious injury, to comply with adopted worker protection standards, to maintain certain records, to provide workers with required disclosures and to implement certain health and safety training programs. Various OSHA standards may apply to the Company's operations, including standards concerning notices of hazards, the handling of asbestos and asbestos-containing materials, and worker training and emergency response programs.

FLOW CONTROL/INTERSTATE WASTE RESTRICTIONS. Certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas, restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. These restrictions, generally known as flow control restrictions, are controversial, and some courts have held that some flow control schemes violate constitutional limits on state or local regulation of interstate commerce. From time to time, federal legislation is proposed that would allow some local flow control restrictions. Although no such federal legislation has been enacted to date, if this federal legislation should be enacted in the future, states could act to limit or prohibit the importation of out-of-state waste or direct that wastes be handled at specified facilities. These state actions could adversely affect landfill owners and could also result in higher disposal costs for collection operations.

Even in the absence of federal legislation, certain state and local jurisdictions may seek to enforce flow control restrictions through local legislation or contract. These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which could affect the landfill owner's ability to operate the landfills at full capacity and/or reduce the prices that it can charge for landfill disposal services. Any such restrictions may also result in higher disposal costs for collection operations.

STATE AND LOCAL REGULATION. Each state has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, occupational safety and health, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. In addition, many states have adopted statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with these sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations which affect the operations of solid waste services companies. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and then put these franchises out for bid, and bans or other restrictions on the movement of solid wastes into a municipality.

Permits or other land use approvals with respect to a landfill, as well as state or local laws and regulations, may specify the quantity of waste that may be accepted at the landfill during a given time period, and/or specify the types of waste that may be accepted at the landfill. Once an operating permit for a landfill is obtained, it must generally be renewed periodically.

There has been an increasing trend at the state and local level in the United States to mandate and encourage waste reduction at the source and waste recycling, and to prohibit or restrict the disposal of certain types of solid wastes, such as yard wastes, leaves and tires, in landfills. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect the ability of transfer station and landfill owners to operate their sites at full capacity.

Some state and local authorities enforce certain federal laws in addition to state and local laws and regulations. For example, in some states, RCRA, the Occupational Safety and Health Act, parts of the Clean Air Act and parts of the Clean Water Act are enforced by local or state authorities instead of by the EPA, and in some states those laws are enforced jointly by state or local and federal authorities.

PUBLIC UTILITY REGULATION. The rates that landfill operators may charge are also regulated in many states by public authorities. The adoption of rate regulation or the reduction of current rates in states in which solid waste management companies operate could have an adverse effect on their business, financial condition and results of operations.

RISK MANAGEMENT, INSURANCE AND PERFORMANCE BONDS

The Company maintains environmental and other risk management programs to evaluate existing facilities and potential acquisitions for environmental law compliance. The Company also maintains a worker safety program that encourages safe practices in the workplace.

The Company carries a broad range of insurance for the protection of its assets and operations at levels that it believes to be customary for a company of its size in the solid waste management industry. The Company also maintains pollution liability coverage of not less than $2.0 million per occurrence. While the Company believes that its insurance coverage is adequate, there can be no assurance that the Company's insurance will cover all liabilities associated with environmental cleanup or remediation.

Some of the Company's municipal solid waste services contracts, supply contracts and permits to operate transfer stations and recycling facilities require performance bonds, letters of credit or other means of financial assurance for security. At December 31, 2001, the Company had provided customers and various regulatory authorities with bonds and letters of credit in the aggregate amount of approximately $9.2 million to secure its obligations.

B.   ORGANIZATIONAL STRUCTURE

The Company's operations are conducted through direct and indirect wholly owned subsidiaries of Capital Environmental Resource Inc.

Set forth below is certain information regarding the Company's significant subsidiaries:

                                                                          Proportion of Ownership
           Name                      Jurisdiction of Organization      Interest Held by the Company
           ----                      ----------------------------      ----------------------------

1364927 Ontario Limited                    Ontario, Canada                          100%
1364928 Ontario Limited                    Ontario, Canada                          100%
1427255 Ontario Inc.                       Ontario, Canada                          100%
943162 Ontario Inc.                        Ontario, Canada                          100%
Active Disposal & Recycling Ltd.       British Columbia, Canada                     100%
Huneault Sales & Equipment Ltd.            Ontario, Canada                          100%
HWM Ltd.                                   Ontario, Canada                          100%
Mer Bleue Developments Inc.                Ontario, Canada                          100%
NDC Management Services Inc.               Ontario, Canada                          100%
No. 400 Sail View Ventures Ltd.        British Columbia, Canada                     100%
Ram-Pak Compactions Systems Ltd.                Canada                              100%
Waste Services Inc.                        Ontario, Canada                          100%
West Coast Survival & Safety Inc.      British Columbia, Canada                     100%
Z Best Waste Systems Inc.                  Alberta, Canada                          100%

C.   PROPERTY, PLANT AND EQUIPMENT

The Company currently owns eight parcels of real property, including two landfills and six facilities used for administration, dispatch and maintenance. All of such properties are free of any mortgage, lien or encumbrance, other than liens and encumbrances relating to the Company's senior credit facility. The following chart contains certain information regarding these pieces of owned real property:

               Location                       Size        Use
               --------                       ----        ---

779 Powerline Road, Brantford, Ontario      5.7 acres     Office, maintenance, truck and container storage

145 and 155 Ardelt Avenue, Kitchener,       2.8 acres     Office, maintenance, truck and container storage
Ontario

1151 Herring Gull Way, Parksville,            1 acre      Office, maintenance, truck and container storage,
British Columbia                                          recycling

Coronation Landfill, Coronation,            480 acres     Landfill, recycling, composting, bioremediation
Alberta

1152 Kenaston Street, Ottawa, Ontario         5 acres     Office, maintenance, truck and container storage

1223 Confederation Street, Sarnia,            4 acres     Office, truck and container storage
Ontario

4800 Development Drive, Brockville,           3 acres     Office, truck and container storage, waste transfer
Ontario

3354 Navan Road, Ottawa, Ontario            100 acres     Landfill, composting, office

As of December 31, 2001, the Company leased a total of 28 facilities and other parcels of real property used in its solid waste operations. The Company also leases its corporate headquarters in Burlington, Ontario under a lease that expires in June 2003. The following chart contains certain information regarding these properties:

Location                                     Size           Use
--------                                     ----           ---
#2 Burnt Lake Business Centre,              2 acres         Office, truck and container storage,
R.R. #1, Red Deer, Alberta                                  maintenance

1603 Langan Avenue, Port                    1 acre          Truck and container storage,
Coquitlam, British Columbia                                 maintenance

500 and 580 Ecclestone Drive,           4.9 and 6 acres     Office, truck and container storage,
Bracebridge, Ontario.                                       maintenance, waste transfer, recycling

1005 Skyview Drive, Burlington,          8,448 sq. ft.      Office
Ontario.

21 Bales Drive, Units 1, 2, 3, 4            4.2 acres       Office, waste transfer
and 5, Town of East Gwillimbury,
Ontario

931-48 Avenue S.E. Calgary,                 1 acre          Office, truck and container storage,
Alberta.                                                    maintenance

180 James Street West, Orillia,             1.4 acres       Office, truck and container storage,
Ontario.                                                    maintenance, waste transfer

117 Advance Boulevard,                      2.9 acres       Office, truck and container storage,
Brampton, Ontario                                           maintenance, waste transfer

1266 McAdoo's Lane, R.R. #1,               13 acres         Office, truck and container storage, waste
Glenburnie, Ontario                                         transfer

1450 McAdoo's Lane, R.R. #1,                4 acres         Maintenance, container storage
Glenburnie, Ontario

34321 Industrial Way,                       4 acres         Office, truck and container storage,
Abbotsford, British Columbia                                maintenance, waste transfer

28 and 29 Hwy. 35 South,                    2 acres         Office, truck and container storage, recycling
Lindsay, Ontario

641 Athabasca Street,                       2 acres         Office, truck and container storage,
Kamloops, British Columbia                                  maintenance

1176 McAdoo's Lane, Kingston,               1.9 acres       Vacant
Ontario.

53103 Strathmoor Way,                       6.5 acres       Office, truck and container storage,
Sherwood Park, Alberta                                      maintenance, waste transfer

4624 Cumberland Road,                       2 acres         Office, truck and container storage,
Cumberland, British Columbia                                maintenance

Location                                     Size           Use
--------                                     ----           ---
1200 Carmi Avenue, Penticton,               1.5 acres       Office, truck and container storage,
British Columbia                                            maintenance

3109 Cowichan Valley Highway,               3 acres         Office, truck and container storage,
Duncan, British Columbia                                    maintenance

866 Harper Road, Peterborough,              2.2 acres       Office, truck and container storage,
Ontario                                                     maintenance

10 Hooper Road, Barrie, Ontario             2 acres         Office, truck and container storage,
                                                            maintenance

176A Saunders Road, Barrie, Ontario         1 acre          Recycling, waste transfer

300 and 306 Lake Avenue North,              0.8 acre        Office, truck and container storage,
Hamilton, Ontario                                           maintenance, waste transfer

20382 McCowan Road, Sutton                 10 acres         Office, truck and container storage,
West, Ontario                                               maintenance, recycling

30 Kitchener Street, Orillia,               0.85 acre       Sub-leased
Ontario

3585 Stepleton Road, Orono,                 0.9 acre        Vacant
Ontario

67 Raleigh Avenue,                          1 acre          Waste transfer, truck storage
Scarborough, Ontario

250,2899 Broadmoor Boulevard,            1,560 sq. ft.      Office
Sherwood Park, Alberta

95 Schooner Street, Coquitlam,           2,025 sq. ft.      Office
British Columbia

As of December 31, 2001, the Company utilized approximately 498 waste collection vehicles and other support vehicles, of which approximately 49 were leased. The Company believes that its vehicles, equipment and operating properties are well maintained and adequate for its current operations. However, the Company expects to make investments in additional equipment and property for expansion and replacement of assets and in connection with future acquisitions.

SEASONALITY

The Company expects its results of operations to vary seasonally, with revenues typically lowest in the first quarter of the year, higher in the second and third quarters, and lower in the fourth quarter than in the third quarter. This seasonality is attributable to a number of factors. First, less solid waste is generated during the late fall, winter and early spring because of decreased construction and demolition activity. Second, certain operating costs are higher in the winter months because winter weather conditions slow waste collection activities, resulting in higher labor costs, and rain and snow increase the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Also, during the summer months, there are more tourists and part-time residents in some of the areas serviced by the Company, particularly in Ontario, resulting in more residential and commercial collection. Consequently, the Company expects operating income to be generally lower during the winter.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is based on, and should be read in conjunction with "Item 3. Key Information" and the Company's Consolidated Financial Statements and Notes thereto contained in this report.

OVERVIEW

Capital Environmental Resource Inc. is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services to commercial, industrial and residential customers. The Company was incorporated in May 1997 and began operations in June 1997 when it acquired selected Canadian solid waste assets and operations from Canadian Waste Services Inc. and its parent, USA Waste Services, Inc.

From June 1997 through December 2001, the Company acquired 35 solid waste services businesses in Canada and nine solid waste services businesses in the United States, including 39 collection operations, 12 transfer stations, 1 landfill, 7 recycling processing facilities and a contract to operate 2 landfills and 1 transfer station.

On April 2, 2001, the Company sold a substantial majority of its assets used in connection with its operations in Rochester and Syracuse, New York and Williamsport, Pennsylvania for a total sale price of $20.6 million. The Company applied net cash proceeds from the asset sale of approximately $18.1 million to reduce the amount outstanding under its senior credit facility. In June 2001, the Company completed the sale of its remaining U.S. assets in three separate transactions, applying the net cash proceeds of $1 million from the sale to reduce the amount outstanding under its senior credit facility. The Company recorded a loss on disposition of its United States assets of $4.9 million in 2001. The U.S. operations generated $7.7 million in revenue and $(4.2) million in EBITDA in fiscal 2001.

In September 2001, the Company sold 16.5 million shares of its common stock at a price of $2.00 per share in a private placement transaction, resulting in gross proceeds to the Company of $33 million. Net proceeds to the Company totalled approximately $29.1 million, of which $25 million was used to reduce the amount outstanding under the Company's senior credit facility. The newly issued stock represented approximately 69.6% of the Company's then outstanding common stock.

In connection with the September private placement transaction, the stockholders elected a new Board of Directors comprised of David Sutherland-Yoest, Gary W. DeGroote, Warren Grover, Lucien Remillard and Don A. Sanders, each of whom, except for Mr. Grover, purchased shares in the private placement transaction. Upon closing of the transaction, David Sutherland-Yoest entered into an evergreen three-year employment agreement with the Company and was appointed Chairman and Chief Executive Officer of the Company. See "Item 6 - Directors, Senior Management and Employees".

On February 6, 2002, the Company purchased all of the outstanding capital stock of WSI for a total purchase price of $25.3 million, $21.5 million of which was paid in cash at closing, and $3.8 million of which is payable in September 2002 in cash or stock at the election of the Company. WSI is an Ottawa-based non-hazardous commercial and industrial landfill and collection business with a satellite hauling and transfer station operation in Brockville, Ontario.

In February 2002, the Company sold approximately 11.3 million shares of its Series 1 Preferred Stock at a price of $2.65 per share in a private placement transaction, resulting in gross proceeds to the Company of approximately $30 million. The net proceeds to the Company of approximately $28 million were used to fund the WSI acquisition, which closed immediately following the private placement transaction. David Sutherland-Yoest, as well as directors Don A. Sanders, Gary W. DeGroote and Lucien Remillard, purchased shares in the transaction. Effective as of April 1, 2002, each share of Series 1 Preferred Stock issued in the February private placement transaction automatically converted into one share of common stock following approval of the conversion by the common stockholders.

In June 2002, the Company entered into a new $61 million (C$92 million) senior credit facility with a group of banks led by Bank of America and Canadian Imperial Bank of Commerce and repaid all amounts outstanding under its pre-existing senior credit facility. The new facility has a term of three years and may be expanded, prior to December 31, 2003, by up to C$54.0 million if any of the existing banks desire to increase their participation or any additional banks wish to join the facility. The new facility, which is subject to quarterly commitment reductions beginning January 1, 2004, is collateralized by substantially all of the Company's assets and subjects the Company to a number of financial and operational covenants and restrictions. See "Item 5.B - Liquidity and Capital Resources".

A. OPERATING RESULTS

The following table sets forth items in the Company's Consolidated Statement of Operations as a percentage of revenues and the percentage changes in the dollar amounts of these items compared to the previous years.

      =================================================================================================================
                                                                                                         % Dollar
                                                                                                          Change
      =================================================================================================================
                                                                                                     2001         2000
                                                                                                     Over         Over
                                                              2001         2000         1999         2000         1999
      =================================================================================================================
      Revenues                                                100.0%       100.0%       100.0%       (20.3)        19.9
      Cost of operations                                       67.7         67.9         67.9        (20.5)        20.0
      Depreciation and amortization expense                    12.1         10.4          8.3         (7.4)        49.8
      Selling, general and administrative expenses             20.6         15.9         13.4          3.0         42.0
      Provision for impairment of goodwill                      3.6         11.5            -        (74.8)
      Loss (gain) on property and equipment                     0.1            -         (1.2)
      Loss on sale of U.S. operations                           5.2            -            -
      -----------------------------------------------------------------------------------------------------------------
      Income (loss) from operations                            (9.3)        (5.7)        11.6
      Interest and financing expense                           10.8          9.1          6.4         (5.8)        70.9
      -----------------------------------------------------------------------------------------------------------------
      Income (loss) before income taxes                       (20.1)       (14.8)         5.2
      Income tax provision                                      1.0          0.8          2.1         (4.2)       (50.8)
      -----------------------------------------------------------------------------------------------------------------
      Net income (loss)                                       (21.1)       (15.6)         3.1
      -----------------------------------------------------------------------------------------------------------------

      Adjusted EBITDA                                          15.9%        17.7%        18.8%       (28.3)        12.9
      =================================================================================================================

REVENUE

The Company's revenues are attributable primarily to fees charged to customers for solid waste collection, disposal, transfer and recycling services. The Company derives a substantial portion of its collection revenues from commercial, industrial and municipal services that are generally performed under service agreements or pursuant to contracts with municipalities. Landfill and transfer customers are charged a tipping fee on a per ton basis for disposing of their solid waste at the Company's transfer stations and landfills. Commercial and residential recycling revenues include revenues from the sale of recyclable commodities. The Company's revenues are shown net of inter-company transactions.

Revenue in 2001 decreased 20.3% compared to 2000. Sixteen percent of this decrease was attributed to the sale of the Company's U.S. operations during 2001. Excluding the U.S. operations, revenue declined by $4.9 million or 5.4%. The majority of the decrease was the result of translating the results of Canadian operations into U.S. dollars during a period of decline in the value of the Canadian dollar compared to the U.S. dollar.

Canadian revenue decreased by 1.4% after eliminating the exchange rate impact. The decline was the result of lower commodity prices for recyclables, lower sales and lease revenue from compactor transactions and a decrease in temporary roll off business. These decreases were offset to an extent by higher residential and commercial revenue.

The increase in the Company's revenues in 2000 as compared to 1999 was primarily attributable to the impact of the Company's acquisitions of collection businesses during these periods and successful bids on significant residential contracts, as well as to internal growth generated through price and business volume increases.

The sources of revenue and growth rates are as follows: (In thousands of US $)

=============================================================================================================================
                                                                                                              Growth Rates
                                                                                                            2001       2000
                                                                                                            Over       Over
                                               2001                  2000                   1999            2000       1999
=============================================================================================================================
Commercial and industrial collection   $ 54,641       58.7%  $  66,132       56.5%  $ 55,778       57.1%     (17.4)%     18.6%
Residential collection                   19,242       20.6      26,918       23.0     21,232       21.8      (28.5)      26.8
Transfer station and landfill            10,204       10.9       9,859        8.4      8,177        8.4        3.5       20.6
Commercial and residential recycling      3,748        4.0       4,585        3.9      3,294        3.4      (18.3)      39.2
Contract management and other
  specialized services                    5,406        5.8       9,514        8.2      9,070        9.3      (43.2)       4.9
-----------------------------------------------------------------------------------------------------------------------------
                                       $ 93,241      100.0%  $ 117,008      100.0%  $ 97,551      100.0%     (20.3)      19.9
=============================================================================================================================

Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

      ==============================================================================
                                                                  2001         2000
      ==============================================================================
      Price                                                         0.6%         1.7%
      Volume                                                      (18.9)        (0.7)
      Acquisitions, net of divestitures                             0.8         18.7
      Foreign currency translation                                 (2.8)         0.2
      ------------------------------------------------------------------------------

          Total                                                   (20.3)%       19.9%
      ==============================================================================

The decrease in volume in 2001 is the result of the divestiture of the U.S. operations as previously discussed. In 2000, pricing growth was offset by a disposal price reduction in a United States marketplace, which was passed on to customers. Excluding these price rollbacks, pricing growth was 2.1% in 2000.

Revenue and growth in revenue from geographic components are as follows: (In thousands of US $)

      ============================================================================================================
                                                                                                   Growth Rates
      ============================================================================================================
                                                                                                  2001       2000
                                                                                                  Over       Over
                                    2001                   2000                  1999             2000       1999
      ============================================================================================================
      Canada                $ 85,496       91.7%  $  90,410       77.3%  $ 72,027       73.8%      (5.4)%     25.5%
      United States            7,745        8.3      26,598       22.7     25,524       26.2      (70.9)       4.2
      ------------------------------------------------------------------------------------------------------------
                            $ 93,241      100.0%  $ 117,008      100.0%  $ 97,551      100.0%     (20.3)%     19.9%
      ============================================================================================================

As previously discussed, in the first and second quarters of 2001, the Company sold all of its operating assets in the United States. Revenue growth in Canada in 2000 exceeded revenue growth in the United States as acquisitions primarily focused on the Canadian market.

COST OF OPERATIONS

Cost of operations include labor, fuel, equipment maintenance, tipping fees paid to third-party disposal facilities, worker's compensation and vehicle insurance, the cost of materials purchased to be recycled, subcontractor expense and local, state or provincial taxes. Cost of operations for the year ended December 31, 2001 was $63.1 million compared to $79.4 million for the year ended December 31, 2000. The 20.5% decrease in cost of operations was attributable primarily to the sale of the United States operating assets as described above. Cost of operations as a percentage of revenue was 67.7% for the year ended December 31, 2001 compared to 67.9% for the year ended December 31, 2000.

Cost of operations for the year ended December 31, 2000 was $79.4 million compared to $66.2 million for the year ended December 31, 1999. The 20.0% increase in cost of operations was attributable primarily to increases in the Company's revenues described above. Cost of operations as a percentage of revenue for the year ended December 31, 2000 remained unchanged from the year ended December 31, 1999 at 67.9%. Cost of operations remained constant as a percentage of revenue in 2000 as compared to 1999 primarily as a result of the synergies achieved from integrating acquisitions, the benefit of insurance proceeds received and price increases put through during 2000, offset by the additional costs associated with certain national accounts and adverse weather in certain market areas.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative ("SG&A") expenses include management, clerical, financial, accounting and administrative compensation and overhead costs associated with the marketing and sales force, professional services and community relations expense. SG&A expenses for the year ended December 31, 2001 were $19.2 million compared to $18.6 million for the year ended December 31, 2000. The $0.6 million or 3.0% increase primarily relates to approximately $4.6 million of unusual charges which occurred in 2001 including costs related to abandoned divestitures, severance costs, restructuring fees, legal settlements and various associated costs. These costs were offset to a large degree by the reduction in SG&A related to the sale of the U.S. operations. Also included in SG&A in 2001 is a foreign currency translation loss of $1.3 million related to long-term debt denominated in United States dollars, due to the decline in the value of the Canadian dollar relative to the U.S. dollar throughout the year. As a percentage of revenues, SG&A expenses increased to 20.6% in 2001 from 15.9% in 2000 due to the factors described above.

SG&A expenses for the year ended December 31, 2000 were $18.6 million compared to $13.1 million for the year ended December 31, 1999. The $5.5 million, or 42%, increase primarily related to approximately $1.9 million of unusual charges which occurred in 2000 including costs related to failed acquisitions, severance costs, restructuring fees, and employment contract renegotiation, legal fees and various associated costs. In addition, the Company incurred costs associated with being a public company for a full twelve months in 2000 versus approximately seven months in 1999. Additional costs were incurred due to the growth of business primarily resulting from acquisitions during the latter half of 1999 and 2000. As a percentage of revenues, SG&A expenses increased to 15.9% in 2000 from 13.4% in 1999 due to the factors described above.

DEPRECIATION AND AMORTIZATION EXPENSE

Depreciation and amortization expense includes depreciation of fixed assets over the estimated useful lives of the assets using the straight-line method, the amortization of goodwill over 40 years and the amortization of other intangible assets over appropriate time periods. The Company has accounted for all business acquisitions since inception using the purchase method of accounting, which has resulted in significant amounts of goodwill included on the balance sheet. Depreciation and amortization expense for the year ended December 31, 2001 was $11.3 million compared to $12.2 million for the same period in 2000. The decrease was primarily due to the divestitures of the U.S. assets which more than compensated for fixed asset writedowns of $2.0 million. The writedowns were made to adjust estimated lives and to writedown certain equipment to salvage value. As a percentage of revenues, depreciation and amortization expense increased to 12.1% in 2001 from 10.4% in 2000.

Depreciation and amortization expense for the year ended December 31, 2000 was $12.2 million compared to $8.1 million for the same period in 1999. The 49.8% increase was primarily due to additional depreciation and write-downs of $1.1 million in 2000 to reflect adjustments to the estimated lives and the scrapping of certain equipment as well as the impact of capital expenditures during the year, fiscal 2000 acquisitions and a full year contribution of 1999 acquisitions. As a percentage of revenues, depreciation and amortization expense increased to 10.4% in 2000 from 8.3% in 1999, primarily due to the additional depreciation, write-downs and other items noted above.

UNUSUAL CHARGES

Unusual charges incurred during fiscal 2001 included a loss of $4.9 million relating to the sale of the U.S. assets and goodwill impairment charges of $3.4 million.

Unusual charges incurred during fiscal 2000 included goodwill impairment charges of $13.5 million and a gain of approximately $0.3 million primarily related to the $0.5 million business interruption gain net of $0.2 million of costs associated with certain national accounts. The gain on business interruption insurance was due to a fire at one of the Company's material recycling/transfer station facilities which was destroyed in 1999.

INTEREST AND FINANCING EXPENSE

In the year ended December 31, 2001, interest and financing expense decreased 5.8% to $10.0 million from $10.6 million for the year ended December 31, 2000. The overall decrease in interest and financing expense over the prior year was primarily a result of a decrease in the average level of outstanding debt due to proceeds from the sale of U.S. assets and the September private placement transaction being used to pay down senior debt. The weighted average interest rate increased from 8.6% in 2000 to 9.5% in 2001. Deferred financing cost amortization also increased by 16.4% in 2001 as compared to 2000 as the term of the Company's senior credit facility was reduced.

In the year ended December 31, 2000, interest and financing expense increased 70.9% to $10.6 million from $6.2 million for the year ended December 31, 1999. The overall increase in interest and financing expense over the prior year was primarily a result of an increase in the weighted average interest rate under the senior credit facility to 8.6% in 2000 compared to 7.3% in 1999, an increase in the average level of outstanding debt due to borrowings to finance acquisition activity and an increase in amortization of deferred financing costs related to the third amendment of the senior credit facility and costs associated with that amendment.

INCOME TAXES

The Company's effective income tax rate on loss during 2001 was negative 5.2% compared to negative 5.8% in 2000. The negative effective rate in 2001 was primarily due to the impact of a write-down of non-tax deductible goodwill of $3.4 million and a valuation allowance of approximately $4.7 million taken against the potential benefit of the Company's Canadian tax loss carry forwards available.

The effective income tax rate on loss during 2000 was negative 5.8% compared to 40.4% in 1999. The negative 2000 effective rate was primarily due to the impact of a write-down of non-tax deductible goodwill of $13.5 million related to the U.S. operations and a valuation allowance of approximately $2.3 million taken against the Company's Canadian tax loss carryforwards available.

ADJUSTED EBITDA

The following table provides a reconciliation of EBITDA to Adjusted EBITDA.

EBITDA is a non-GAAP measurement and is defined as net income (loss) before deducting interest, taxes, depreciation and amortization.

Adjusted EBITDA is a non-GAAP measurement and represents EBITDA plus the adjusting items listed below.

ADJUSTED EBITDA RECONCILIATION

                                    2001         2000         1999
                                 ====================================
EBITDA                           $    2,605   $    5,559   $   19,442

Adjustments:
Loss on sale of U.S. operations       4,885
Goodwill impairment charges           3,400       13,500
Settlement of lawsuits                1,344
Failed acquisition costs              1,057          618
Change of control costs                 945
Restructuring costs                     601        1,156
Insurance gain                                                 (1,100)
Other                                               (129)
                                 ====================================
                                 $   14,837   $   20,704   $   18,342
                                 ====================================

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, 2000 and 1999, the Company's capital structure consisted of: (In thousands of US $)

===============================================================================================================================
                                                                                                                 CHANGE

                                                                                                          2001 OVER   2000 OVER
                                               2001                   2000                  1999             2000        1999
===============================================================================================================================
Long-term debt                         $ 51,229        51.6%  $ 97,928       69.7%  $ 86,349       57.7%  $ (46,699)  $  11,579
Capital lease obligations                 2,139         2.2      3,969        2.8      4,995        3.3      (1,830)     (1,026)
Stockholders' equity                     45,913        46.2     38,655       27.5     58,320       39.0       7,258     (19,665)
-------------------------------------------------------------------------------------------------------------------------------
                                       $ 99,281       100.0%  $140,552      100.0%  $149,664      100.0%  $ (41,271)  $  (9,112)
===============================================================================================================================

The $46.7 million decrease in long-term debt at December 31, 2001 compared to December 31, 2000 is primarily a result of paying down the senior debt with the net cash proceeds from the sale of U.S. assets and the September private placement transaction described above.

Stockholders' equity increased by $7.3 million in 2001 as compared to 2000 primarily due to receipt of net equity proceeds of $29.1 million from the September private placement described above, offset by a loss of $19.7 million and a foreign currency translation adjustment loss of $2.0 million related to the weakening of the Canadian dollar.

The $11.6 million increase in long-term debt at December 31, 2000 compared to December 31, 1999 was primarily a result of the $27.7 million in borrowings during December 31, 1999, including approximately $8.0 million to finance acquisitions. The remainder of the borrowings were used to finance capital expenditure requirements. These increases were partly offset by repayments of $13.6 million, which consisted primarily of repayments of subordinated promissory notes payable, and the effect of foreign currency translation on long-term debt.

Stockholders' equity decreased by $19.7 million in 2000 as compared to 1999 due to a loss of $18.3 million and a foreign currency translation adjustment loss of $1.4 million related to the weakening of the Canadian dollar.

The Company's capital requirements include working capital and fixed asset replacement. In addition, the Company may need capital to finance future acquisitions and integration of acquired businesses. The Company plans to meet its capital needs through various sources, including internally generated funds, borrowings under its new senior credit facility and, if necessary, additional debt or equity financings. The Company believes that its internally generated funds, along with borrowings under its senior credit facility, will be sufficient to finance its working capital requirements for the forseeable future. As of December 31, 2001, adjusted working capital was $6.1 million, excluding the current portion of long-term debt and capital lease obligations. The Company generally applies the cash generated from its operations that remains available after satisfying working capital and capital expenditure requirements to reduce indebtedness under its senior credit facility.

Total capital expenditures in 2001 were $3.8 million, of which $2.0 million related to the purchase of vehicles. Budgeted capital expenditures for 2002 are expected to be $10.9 million, of which $8.1 million is related to vehicle purchases.

For the year ended December 31, 2001, net cash provided by operations was $6.7 million, compared to $7.4 million in the prior year. This decrease was primarily due to the Company's divestiture of its U.S. assets described above.

For the year ended December 31, 2001, net cash provided by investing activities was $13.3 million, consisting primarily of net proceeds on the sale of U.S. assets of $19.1 million offset by capital expenditures of $3.8 million and a deposit made in connection with the WSI acquisition of $1.3 million.

For the year ended December 31, 2001, net cash used in financing activities was $17.4 million. This was primarily due to net proceeds from the U.S. asset sales and the September private placement transaction which were used to reduce senior debt.

As of December 31, 2001, the Company had utilized approximately $54.5 million of its $65 million senior credit facility, including approximately $50.8 million of United States dollar and Canadian dollar loans and outstanding letters of credit of $3.7 million. Of the $50.8 million outstanding under the senior credit facility as of December 31, 2001, approximately $27.9 million consisted of U.S. dollar loans bearing interest at 5.3% and approximately $22.9 million consisted of Canadian dollar loans bearing interest at 5.6%. At December 31, 2001, the Company had $10.5 million of unused availability under its senior credit facility, subject to the covenants and restrictions contained therein. The weighted average rate of interest on the senior credit facility for the year ended December 31, 2001 was 9.5% compared to 8.6% in the year 2000.

In April 2002, the lenders under the senior credit facility notified the Company that the Company's failure to provide the lenders with December 31, 2001 annual audited statements by March 31, 2002 and the Company's breach of the interest coverage ratio covenant as at December 31, 2001 had resulted in a default under the facility. On June 3, 2002, the lenders further notified the Company that the Company was in default under the credit facility for failure to deliver a binding commitment letter to refinance the facility prior to May 31, 2002.

However, in June 2002, the Company entered into a new $61 million (C$92 million) senior credit facility with a group of banks led by Bank of America and Canadian Imperial Bank of Commerce and repaid all amounts outstanding under its pre-existing senior credit facility, thereby eliminating the defaults described above. The new facility has a term of three years and may be expanded, prior to December 31, 2003, by up to C$54.0 million if any of the existing banks desire to increase their participation or any additional banks wish to join the facility. The new facility is subject to quarterly commitment reductions beginning January 1, 2004, as described more fully below, and is collateralized by substantially all of the Company's assets. In addition to scheduled commitment reductions, the Company is required to prepay and reduce the available credit with the proceeds of any asset sales or issuances of debt, in each case subject to certain exceptions. Interest rates under the new facility are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or prime rate).

The new credit facility subjects the Company to various financial covenants and restrictions relating to, among other things, minimum net worth levels, specified fixed charge coverage ratios, maximum leverage ratios, minimum levels of earnings before interest, taxes, depreciation and amortization, limits on capital expenditures and indebtedness, lender approval of certain acquisitions and dispositions and limits on operating leases. Additionally, while the senior credit facility is in place, the Company is not permitted to pay cash dividends on its capital stock. These covenants and restrictions could limit the manner in which the Company conducts its operations and could adversely affect its ability to raise capital. Any failure by the Company to comply with these covenants and restrictions will, unless waived by the lenders, result in an inability to borrow under the credit facility and/or an immediate obligation to repay all amounts outstanding. In such event, the Company would be required to refinance its debt or obtain capital from other sources such as subordinated debt, equity issuances, or sales of assets so that the Company could meet its repayment obligations, which may not be possible.

Beginning January 1, 2004, the Company is required to reduce the amount of senior debt under the new credit facility by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003, as set forth below:

        ------------------------------ ---------------------------------------
                Repayment Date               Percent Reduction of Commitment
                                             Amount as of December 31, 2003
        ------------------------------ ---------------------------------------
        January 1, 2004                                 5.0%
        ------------------------------ ---------------------------------------
        April 1, 2004                                   8.0%
        ------------------------------ ---------------------------------------
        July 1, 2004                                    8.0%
        ------------------------------ ---------------------------------------
        October 1, 2004                                 8.0%
        ------------------------------ ---------------------------------------
        January 1, 2005                                10.0%
        ------------------------------ ---------------------------------------
        April 1, 2005                                  11.0%
        ------------------------------ ---------------------------------------
        June 30, 2005                                  50.0%
        ------------------------------ ---------------------------------------

Proceeds of the loans under the new senior credit facility are to be used for general corporate purposes including capital expenditures, ongoing working capital requirements, and permitted acquisitions.

C. TREND INFORMATION

SEASONALITY

The Company's expects its results of operations to vary seasonally. For a more detailed explanation see "Item 4 - Information on the Company - Business Overview - Seasonality".

INFLATION AND PREVAILING ECONOMIC CONDITIONS

To date, inflation has not had a significant effect on the Company's operations. Consistent with industry practice, many of the Company's contracts provide for a pass-through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. The Company believes, therefore, that it should be able to implement price increases to offset many cost increases resulting from inflation. However, competitive pressures may require the Company to absorb at least part of these cost increases, particularly during periods of high inflation.

D. CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Company to utilize accounting policies and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Management believes that the following accounting policies and estimates are the most critical to the Company's business operations and to understanding its results of operations. They should be read in conjunction with the consolidated financial statements of the Company.

REVENUE RECOGNITION

The Company recognizes revenue when waste removal services are completed. Amounts billed to customers, prior to providing the related services, are deferred and reported as revenues in the period in which the services are rendered. Long-term service contracts are reviewed on a regular basis for losses. Full provision for anticipated losses is made in the period when the likelihood of a loss has been established. Sales of compactor equipment are recorded on shipment.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management specifically analyzes accounts receivable and also analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms, and various other factors when evaluating the adequacy of the allowance for doubtful accounts in any accounting period. Material differences may result in the amount and timing of revenue and/or expenses for any period if management makes different judgments or uses different estimates.

BUSINESS ACQUISITIONS, VALUATION OF IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL

The Company accounts for business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, management must identify and attribute values and estimated lives to the intangible assets acquired. While experts may be used to assist the Company with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

Goodwill is amortized over its estimated useful life of 40 years. Other intangible assets are amortized over their estimated lives, which vary from 3 to 10 years. The Company periodically evaluates acquired businesses for potential impairment indicators. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause the Company to conclude that impairment indicators exist and that goodwill associated with the acquired businesses, which amounted to $54.5 million (or 49% of total assets) at December 31, 2001, or other identifiable intangible assets are impaired. Any resulting impairment loss or changes to the estimated lives of these assets could have a material adverse impact on the Company's financial condition and results of operations. Prior to January 1, 2002, the Company determined impairment by comparing the undiscounted amount of expected future operating cash flows, excluding interest and financing costs, with the carrying amounts of such assets. Expected future cash flows are based upon the best estimate given the facts and circumstances at that time. Impairments in the carrying amount of identifiable intangible assets and goodwill are expensed. During fiscal 2001 and fiscal 2000, the Company wrote down goodwill by $3.4 million and $13.5 million, respectively.

As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance, cash flows and fair value, future results of the Company could be affected if these current estimates of future performance and fair value change.

Statement of Financial Accounting Standards No. 142 will be effective for the Company as of January 1, 2002. At that time, the Company will cease to amortize goodwill that exists as of December 31, 2001. Goodwill amortization amounted to $1.8 million, $2.5 million and $2.0 million for the fiscal years ended December 31, 2001, 2000 and 1999, respectively. In lieu of amortization, the Company will be required to perform an initial impairment review of the goodwill as of January 1, 2002, and an annual impairment review thereafter. As at May 31, 2002, the Company was in the process of studying the effects of the application of SFAS No. 142, and cannot predict whether or not a material impairment charge will be recorded.

LONG- LIVED ASSETS

The Company's long-lived assets include property, plant and equipment. At December 31, 2001, the Company had net property, plant and equipment of $36.7 million, which represented approximately 33% of the Company's total assets. Amortization of these costs is done on a straight-line method over the estimated useful life of the assets. The estimated fair value of these long-lived assets is dependent on the Company's future performance. In assessing for potential impairment of these long-lived assets, the Company considers future performance. If these forecasts are not met, the Company may have to record an impairment charge not previously recognized, which may be material.

ACCOUNTING FOR INCOME TAXES

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In preparing the consolidated financial statements, the Company is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, property, plant and equipment and tax losses for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The Company then assesses the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely, a valuation allowance is established. To the extent a valuation allowance is established or increased in a period, the Company includes an expense within the tax provision of the Consolidated Statement of Operations.

The Company has recorded a full valuation allowance against the net deferred tax assets at December 31, 2001, due to the significant losses in each of the last two years and the resulting uncertainties related to the Company's ability to utilize the deferred tax assets before they expire. In the event that the Company has significant earnings in future years, all or a portion of the valuation allowance would be reversed, which could materially impact the Company's financial position and results of operations.

RESTRUCTURING

During 2001, the Company sold its U.S. business assets and exited that market. The Company has established reserves against outstanding commitments for leased properties that have been abandoned and other remaining costs to be incurred. These reserves are based upon management's estimate of triggering events, such as the time required to sublease the property and the amount of sublease income that might be generated from the date of abandonment and the expiration of the lease. These estimates are reviewed based on changes in these triggering events. Adjustments to the restructuring reserve will be made in future periods, if necessary, should different conditions prevail from those anticipated in management's original estimate. At December 31, 2001, the reserve was approximately $1.0 million.

NEW ACCOUNTING PRONOUNCEMENTS

The Company will be impacted by the future adoption of new accounting pronouncements, details of which are more fully described in Note 2 to the consolidated financial statements. The more significant changes applicable to the Company are as follows:

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. SFAS No. 141 also specifies criteria for intangible assets acquired in a business combination to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company was required to adopt the provisions of SFAS No. 141 effective July 1, 2001 for new transactions and SFAS No. 142 will be adopted by the Company commencing January 1, 2002.

The Company's existing goodwill and intangible assets will continue to be amortized prior to the adoption of SFAS No. 142. SFAS No. 141 requires that, upon adoption of SFAS No. 142, the Company evaluate its existing intangible assets and goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all recorded intangible assets, and make any necessary amortization period adjustments by July 1, 2002. Additionally, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 by July 1, 2002. Any impairment loss will be measured as of the date of adoption and recognized in earnings as the cumulative effect of a change in accounting principle. Amortization of goodwill, which amounted to $1.8 million and $2.5 million in fiscal 2001 and 2000, respectively, will no longer be recorded in future years. The Company is currently addressing the impact of adopting SFAS Nos. 141 and 142.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 will require, upon adoption, that the Company recognize as a component of asset cost, the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Under this statement, the liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will be required to adopt SFAS No. 143 on January 1, 2003. The Company has not determined the effect of adoption of this new standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business (as previously defined in that opinion). SFAS No. 144 is effective for Consolidated Financial Statements issued for fiscal years beginning after December 15, 2001. The Company will be required to adopt SFAS No. 144 on January 1, 2002. The new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company has not determined the effect of adoption of this new standard.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information concerning the Company's directors and senior management as at June 30, 2002:

=====================================================================================================================
                                                                              YEAR APPOINTED TO          YEAR
            NAME                 AGE                  POSITION                      BOARD            TERM EXPIRES
=====================================================================================================================
David Sutherland-Yoest            46      Chairman and                              2001                 2003
                                          Chief Executive Officer,
                                          Director (1)

George Boothe                     42      Chief Accounting Officer                   N/A                 N/A

Thomas E. Durkin, III             48      Executive Vice President, Corporate        N/A                 N/A
                                          Development, General Counsel,
                                          Secretary

Gary W. DeGroote                  47      Director                                  2001                 2002
                                          (1)(2)(3)

David J. Feals                    44      Executive Vice President,                  N/A                 N/A
                                          Chief Financial Officer

Warren Grover                     67      Director                                  2001                 2003
                                          (2)

John D. McGarvey                  41      Executive Vice President, Chief            N/A                 N/A
                                          Operating Officer Eastern Canada

Lucien Remilliard                 55      Director                                  2001                 2002
                                          (2)(3)

Don A. Sanders                    66      Director                                  2001                 2003
                                          (1)(3)

Stanley A. Sutherland             70      Executive Vice President, Chief           2001                 2003
                                          Operating Officer Western
                                          Canada, Director
=====================================================================================================================

(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.

DAVID SUTHERLAND-YOEST, was appointed a director, Chairman and Chief Executive Officer of the Company on September 6, 2001. He has also held the position of Chairman and Chief Executive Officer of H20 Technologies, a water purification company, since March 2000. Mr. Sutherland-Yoest served as the Senior Vice President - Atlantic Area of Waste Management, Inc. from July 1998 to November 1999. From August 1996 to July 1998, he was the Vice Chairman and Vice President
- Atlantic Region of USA Waste Services, Inc. ("USA Waste") and the President of Canadian Waste Services, Inc., which, during such time, was a subsidiary of USA Waste. From May 1994 to August 1996, he was President, Chief Operating Officer and a director of USA Waste. Prior to joining USA Waste, Mr. Sutherland-Yoest was President, Chief Executive Officer and a director of Envirofil, Inc. Between 1981 and 1992, he has served in various capacities at Laidlaw Waste Systems, Inc. and Browning-Ferris Industries, Ltd.

DON A. SANDERS was appointed to the Board on September 6, 2001. He has been the Vice Chairman and a director of SMHG, a financial services holding company formerly known as Pinnacle Global Group, Inc., since February 2000. Mr. Sanders currently serves as Chairman of the Executive Committee. He is a director of SMH (formerly known as Sanders Morris Mundy Inc.), an investment banking firm and a wholly owned subsidiary of SMHG. Mr. Sanders co-founded SMH in 1987 and served as its President from 1987 to 1996. Before joining SMH, he was employed by E.F. Hutton & Co., Inc., where he served from 1959 to 1987 in various capacities, including as an Executive Vice President from 1982 to 1987 and as a member of its Board of Directors from 1983 to 1987. Mr. Sanders has over 40 years of experience in the securities industry.

DAVID J. FEALS was appointed as Executive Vice President and Chief Financial Officer on January 10, 2002. Mr. Feals also serves as Chief Financial Officer of H20 Technologies. He has extensive experience in the solid waste industry with Canadian Waste Services and Waste Management Inc. Mr. Feals was formerly with KPMG and has been a Certified Public Accountant for over 20 years.

GARY W. DeGROOTE was appointed to the Board on September 6, 2001. He has been the President and sole director of GWD Management Inc. a private investment holding company since 1981. From 1991 to 1995, Mr. DeGroote was President and a director of Republic Environmental Systems Ltd. Mr. DeGroote served in various positions at Laidlaw Waste Systems, Ltd. and its affiliates from 1976 to 1989, including as Vice President and a member of the board of directors of Laidlaw Inc. from 1983 to 1989.

LUCIEN REMILLARD was appointed to the Board on September 6, 2001. He has been the President and Chief Executive Officer of RCI Environment Inc., a waste management company since 1997. From 1981 to 1995, Mr. Remillard was the President and Chief Executive Officer of Intersan, Inc., a waste management company. Mr. Remillard has served as a director of the Greater Montreal Area Comite Paritaire des Boueurs, the organization regulating labor relations for the Montreal solid waste removal industry, since 1983. Mr. Remillard is also Chairman of the Board of Directors of Remstar, a distribution and film production company.

WARREN GROVER was appointed to the Board on September 6, 2001. He has been a Partner Emeritus at the law firm of Blake, Cassells & Graydon LLP ("Blakes") since 1999. From 1977 to 1999, Mr. Grover was a partner practicing corporate and competition law at Blakes. Mr. Grover is currently the Falconbridge Professor in Commercial Law at Osgoode Hall Law School.

STANLEY A. SUTHERLAND became an employee of the Company on November 19, 2001 and was appointed a director, Executive Vice President and Chief Operating Officer, Western Canada, on December 1, 2001. Mr. Sutherland has had extensive management experience in the waste services industry having previously held executive positions with Canadian Waste Services Inc. and Browning-Ferris Industries Inc. and has over 25 years of experience in the solid waste industry. Mr. Sutherland is the father-in-law of David Sutherland-Yoest.

JOHN D. McGARVEY became an employee of the Company on October 10, 2001 and was appointed Executive Vice President and Chief Operating Officer for Eastern Canada on December 12, 2001. Mr. McGarvey has had 17 years of experience in the solid waste industry with USA Waste Services, Inc. and Laidlaw Waste Systems.

THOMAS E. DURKIN, III was appointed Executive Vice President, Corporate Development, General Counsel and Secretary of the Company on November 15, 2001. Mr. Durkin is also an inactive partner in the law firm of Durkin & Durkin. Mr. Durkin has six years of experience in the solid waste industry with Waste Management and USA Waste Services, Inc. and has been admitted to the practice of law for 23 years.

CHANGES IN THE BOARD OF DIRECTORS

Effective as of September 6, 2001, Messrs. Bruce Cummings, Allard Loopstra and David Lowenstein resigned from the Board of Directors and all committees of the Company. At the Annual and Special Meeting of the Company's stockholders held on September 6, 2001, Messrs. David Sutherland-Yoest, Gary W. DeGroote, Don A. Sanders, Lucien Remillard and

Warren Grover were elected Directors of the Company. On December 1, 2001, the number of members of the Board was changed from five to six and Mr. Stanley A. Sutherland was elected a director to fill the vacancy caused by the increase in the size of the Board.

B. COMPENSATION

DIRECTOR COMPENSATION POLICY

Prior to September 24, 2001, each non-employee director was entitled to receive a cash payment of $9,000, plus options to purchase 13,847 shares of common stock of the Company, for each year of service on the Board of Directors.

On September 24, 2001, the Board of Directors rescinded the previous non-employee director compensation plan and authorized grants to each non-employee director of 30,000 options for service on the Board during the remainder of 2001 and 2002, as well as grants to each non-employee director of 5,000 options per committee of the Board of Directors served upon by such non-employee director during the remainder of 2001 and 2002.

EXECUTIVE COMPENSATION

During 2001, the Company's directors and officers received aggregate compensation of C$1,938,766.68 (consisting of salary, bonus and severance) plus options to acquire an aggregate of 985,000 shares of common stock.

The following table sets forth the compensation paid and the benefits in kind (including options) granted to directors and executive officers of the Company during 2001:

----------------------------------------------------------------------------------------------------------------------------
                                                                                                            Benefits in
       Name                    Title                 Salary            Bonus             Other                 Kind
----------------------------------------------------------------------------------------------------------------------------
George Boothe        President prior to               $128,530.74     $29,857.20     $179,143.21(1)     75,000 options to
                     September 24, 2001                                                                 purchase common
                     Chief Accounting Officer                                                           shares at an
                     effective September 24,                                                            exercise price of
                     2001                                                                               $2.58 per share.
                                                                                                        Expiry Date:
                                                                                                        9/24/2006
----------------------------------------------------------------------------------------------------------------------------
Bruce Cummings       Director prior to                          -              -     $  6,000.00(2)     13,847 options to
                     September 6, 2001                                                                  purchase common
                                                                                                        shares at an
                                                                                                        exercise price of
                                                                                                        $2.4375 per
                                                                                                        share.  Expiry
                                                                                                        Date:  9/6/02

----------------------------------------------------------------------------------------------------------------------------
Thomas E. Durkin,    Secretary, General               $ 29,050.25              -               -        250,000 options to
III                  Counsel and Executive                                                              purchase common
                     Vice President,                                                                    shares at an
                     Corporate Development                                                              exercise price of
                     effective as of November                                                           $3.27 per share.
                     15, 2001                                                                           Expiry Date:
                                                                                                        11/19/2006

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                                            Benefits in
       Name                    Title                 Salary            Bonus             Other                 Kind
----------------------------------------------------------------------------------------------------------------------------
Gary DeGroote        Director effective as of                   -              -               -        40,000 options to
                     September 6, 2001                                                                  purchase common
                                                                                                        shares at an
                                                                                                        exercise price of
                                                                                                        $2.58 per share.
                                                                                                        Expiry Date:
                                                                                                        9/24/2006

----------------------------------------------------------------------------------------------------------------------------
David J. Feals       Executive Vice President                   -              -               -        -
                     & Chief Financial
                     Officer effective as of
                     January 10, 2002
----------------------------------------------------------------------------------------------------------------------------
Warren Grover        Director effective                         -              -               -        40,000 options to
                     September 6, 2001                                                                  purchase common
                                                                                                        shares at an
                                                                                                        exercise price of
                                                                                                        $2.58 per share.
                                                                                                        Expiry Date:
                                                                                                        9/24/2006

----------------------------------------------------------------------------------------------------------------------------
David Langille       Executive Vice President         $138,555.67     $29,857.20     $358,286.42(1)     -
                     & Chief Financial
                     Officer prior to January
                     10, 2002

----------------------------------------------------------------------------------------------------------------------------
Allard Loopstra      Chief Operating Officer          $131,842.81              -     $572,430.46(1)(3)  -
                     prior to September 6,
                     2001
----------------------------------------------------------------------------------------------------------------------------
David Lowenstein     Director prior to                          -              -     $  6,000.00(2)     13,847 options to
                     September 6, 2001                                                                  purchase common
                                                                                                        shares at an
                                                                                                        exercise price of
                                                                                                        $2.4375 per
                                                                                                        share.  Expiry
                                                                                                        Date:  9/6/02

----------------------------------------------------------------------------------------------------------------------------
John D. McGarvey     Vice President                   $ 51,648.36              -     $181,970.86(1)     250,000 options to
                     Operations, Ohio prior                                                             purchase common
                     to June 30, 2002,                                                                  shares at an
                     Executive Vice President                                                           exercise price of
                     & Chief Operating                                                                  $3.27 per share.
                     Officer, Eastern Canada                                                            Expiry Date:
                     effective January 1, 2002                                                          11/19/2006

----------------------------------------------------------------------------------------------------------------------------
Dennis Nolan         Executive Vice                   $113,670.46     $29,857.20     $358,286.42(1)     -
                     President, Secretary &
                     General Counsel prior to
                     October 19, 2001

----------------------------------------------------------------------------------------------------------------------------
Lucien Remillard     Director effective                         -              -               -        40,000 options to
                     September 6, 2001                                                                  purchase common
                                                                                                        shares at an
                                                                                                        exercise price of
                                                                                                        $2.58 per share.
                                                                                                        Expiry Date:
                                                                                                        9/24/2006

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                                            Benefits in
       Name                    Title                 Salary            Bonus             Other                 Kind
----------------------------------------------------------------------------------------------------------------------------
Don A. Sanders       Director effective                         -              -               -        40,000 options to
                     September 6, 2001                                                                  purchase common
                                                                                                        shares at an
                                                                                                        exercise price of
                                                                                                        $2.58 per share.
                                                                                                        Expiry Date:
                                                                                                        9/24/2006

----------------------------------------------------------------------------------------------------------------------------
Stanley A.           Director, Executive Vice         $ 13,966.49     $71,011.72              -         250,000 options to
Sutherland           President and Chief Operating                                                      purchase common
                     Officer, Western Canada                                                            shares at an
                     effective December 1, 2001                                                         exercise price of
                                                                                                        $3.27 per share.
                                                                                                        Expiry Date:
                                                                                                        11/19/2006


----------------------------------------------------------------------------------------------------------------------------
David                Director, Chairman and           $ 61,091.52              -               -        Warrant to
Sutherland-Yoest     Chief Executive Officer                                                            purchase 1,000,000
                     effective September 6,                                                             common shares at
                     2001                                                                               an exercise price
                                                                                                        per share of $2.70.
                                                                                                        Expiry Date:
                                                                                                        9/10/2011
----------------------------------------------------------------------------------------------------------------------------

     1.   Consists of change-of-control payments.

     2.   Consists of non-employee Director's fees.

     3. Includes loans forgiven in the amount of $45,190 and consulting fees of $19,367.

C. BOARD PRACTICES

The Company has an Executive Committee, a Compensation Committee and an Audit Committee.

On September 10, 2001, the newly elected directors were appointed to the Executive Committee, Compensation Committee and Audit Committee as follows:

(a) Don A. Sanders, David Sutherland-Yoest and Gary W. DeGroote were appointed to the Executive Committee of the Board of Directors, with Mr. Sanders appointed Chairman of the Executive Committee. The Executive Committee has all the power of the Board of Directors in respect of the management and direction of the business and affairs of the Company (save and except those set out in Section 127(3) of the BUSINESS CORPORATIONS ACT, Ontario) in all cases in which specific directions shall not have been given by the Board of Directors;

(b) Gary W. DeGroote, Don A. Sanders and Lucien Remillard were appointed to the Compensation Committee, with Mr. DeGroote appointed as Chairman of the Compensation Committee. The Compensation Committee determines the compensation of senior executive officers (such as the Chief Operating Officer and Chief Financial Officer) subject, if the Board so directs, to the Board's further ratification of such compensation; determines the compensation for other officers or delegates such determinations to an executive officer or officers; and grants options, stock or other equity interests under the Company's stock option or other equity-based incentive plans; and

(c) Warren Grover, Lucien Remillard and Gary W. DeGroote were appointed to the Audit Committee, with Mr. Grover appointed as Chairman of the Audit Committee. The Audit Committee makes recommendations to the Board concerning the engagement of independent auditors; reviews with the independent auditors the plans and results of the audit engagement; approves professional services provided by the independent auditors; considers the range of audit and non-audit fees; verifies that auditors are independent of management and are objective in their findings; reviews recommendations on internal controls and related management response; reviews the audit reports with management and the auditor; and monitors management's efforts to correct deficiencies described in any audit examination.

EMPLOYMENT AGREEMENTS

GEORGE BOOTHE. George Boothe entered into an Employment Agreement with the Company on September 24, 2001, which Employment Agreement replaced and superceded all previous Employment Agreements. The Agreement is for a term of two years ending September 23, 2003. Under Mr. Boothe's Employment Agreement he is entitled to a base salary of C$185,000 and a 2001 bonus of C$92,500 to be paid in the first pay period of 2001 following the release of the 2001 financial statements provided Mr. Boothe is still an employee. Bonus entitlements for 2002 and 2003 are discretionary and may be up to 50% of his base salary. Upon termination without cause, Mr. Boothe will receive the greater of the salary payable for the remaining term of his Employment Agreement or six month's base salary. In addition, upon termination, the 75,000 options granted to Mr. Boothe upon execution of his employment agreement shall continue to vest and be exercisable for 90 days after the later of the date of termination or the date upon which such options become fully vested. If the employment agreement is not renewed at the end of its term, Mr. Boothe will be entitled to six month's base salary. Mr. Boothe's employment agreement also provides for other customary benefits and perquisites and prohibits Mr. Boothe from competing with the Company during the term of his employment and for a specified period following termination.

THOMAS E. DURKIN, III. Thomas E. Durkin, III entered into an Employment Agreement with the Company on May 1, 2002 for a period of two years ending April 30, 2004. Mr. Durkin is entitled to a base salary of C$225,000 and a discretionary annual bonus of up to 100% of his base salary. Upon termination without cause, Mr. Durkin will receive the greater of the salary payable for the remaining term of his Employment Agreement or six month's base salary, plus his annual bonus from the previous year (pro-rated). In addition, the options granted to Mr. Durkin on November 19, 2000 shall continue to vest and be exercisable until the end of the option term as set out in the option grant. If the employment agreement is not renewed at the end of its term, Mr. Durkin will be entitled to six month's base salary. Mr. Durkin's employment agreement also provides for other customary benefits and perquisites.
Mr. Durkin has agreed not to compete with the Company during the term of his employment and for a specified period following termination.

DAVID J. FEALS. David J. Feals entered into an Employment Agreement with the Company on January 10, 2002 for a period of two years ending December 31, 2003. Mr. Feals is entitled to a base salary of C$215,000 and a discretionary annual bonus. Upon termination without cause, Mr. Feals will receive the greater of the salary payable for the remaining term of his Employment Agreement or six month's base salary, plus his annual bonus from the previous year (pro-rated). In addition, the 250,000 options granted to Mr. Feals upon execution of his employment agreement shall continue to vest and be exercisable until the end of the option term as set out in the option grant. Upon termination of the agreement due to disability, Mr. Feals is entitled to receive the greater of the salary payable for the remaining term of the employment agreement or six month's base salary, along with a pro-rated portion of any bonus paid to similarly situated employees. If the employment agreement is not renewed at the end of its term, Mr. Feals is entitled to six month's base salary. Mr. Feals' employment agreement also provides for other customary benefits and perquisites and prohibits Mr. Feals from competing with the Company during the term of his employment and for a specified period following termination.

JOHN D. MCGARVEY. John D. McGarvey entered into an Employment Agreement with the Company on January 1, 2002 for a period of two years ending December 31, 2003. Mr. McGarvey is entitled to a base salary of C$60,000 and a discretionary annual bonus. Upon termination without cause, Mr. McGarvey will receive the greater of the salary payable for the remaining term of his Employment Agreement or six month's base salary, plus his annual bonus from the previous year (pro-rated). In addition, the 250,000 options granted to Mr. McGarvey on November 18, 2001 shall continue to vest and be exercisable until the end of the option term as set out in the option grant. If the employment agreement is not renewed at the end of its term, Mr. McGarvey is entitled to six month's base salary. Mr. McGarvey's employment agreement also provides for other customary benefits and perquisites and prohibits Mr. McGarvey from competing with the Company during the term of his employment and for a specified period following termination.

STANLEY A. SUTHERLAND. Stanley A. Sutherland has an Employment Agreement with the Company which expires on November 18, 2003. Mr. Sutherland is entitled to a base salary of C$225,000 and a discretionary annual bonus of up to 100% of his base salary. He is also entitled to receive an additional C$50,000 per year during the term of the agreement. Mr. Sutherland also received a bonus of C$110,000 upon commencement of his employment. Upon termination of the Agreement, Mr. Sutherland will receive an annuity in the amount of C$50,000 per annum for the remainder of his natural life. Upon termination without cause, Mr. Sutherland will receive the greater of the salary payable for the remaining term of his Employment Agreement or six month's base salary, plus his annual bonus from the previous year (pro-rated). In addition, the 250,000 options granted to Mr. Sutherland upon commencement of his employment shall continue to vest and be exercisable until the end of the option term as set out in the option grant. Upon termination of the agreement due to disability, Mr. Sutherland is entitled to receive the greater of the salary payable for the remaining term of the employment agreement or six month's base salary, along with a pro-rated portion of any bonus paid to similarly situated employees. If the employment agreement is not renewed at the end of its term, Mr. Sutherland is entitled to six month's base salary. Mr. Sutherland's employment agreement also provides for other customary benefits and perquisites. Mr. Sutherland has agreed not to compete with the Company during the term of his employment and for a specified period following termination.

DAVID SUTHERLAND-YOEST. David Sutherland-Yoest and the Company entered into an Employment Agreement on September 7, 2001 (the "Effective Date"), which was a condition to the closing of the Subscription Agreement dated as of July 27, 2001. The agreement has a term of three years, which term is automatically extended each day by one day from the Effective Date until notice is given that the employment Term will not be extended. Under this Employment Agreement, Mr. Sutherland-Yoest is entitled to a base salary of C$300,000 or such higher rate as may be determined from time to time by the Board of Directors, plus an annual cash bonus of up to 100% of his base salary subject to satisfaction of annual performance objectives mutually agreed upon by the Board of Directors and Mr. Sutherland-Yoest at the beginning of each year. The Employment Agreement provides for the following benefits upon termination: (a) if the agreement is terminated upon death or total disability or by Mr. Sutherland-Yoest within six months following a change of control of the Company, Mr. Sutherland-Yoest or his beneficiaries will be paid his base salary for a period of three years from the effective date of termination plus a lump sum payment equal to three times the average of the cash bonuses paid to him in each of the two most recently completed fiscal years, he will receive Company benefits for a period of three years, and any stock options granted will continue to vest as if Mr. Sutherland-Yoest were still employed; (b) if the agreement is terminated for cause, Mr. Sutherland-Yoest will be entitled to receive all accrued but unpaid expenses and any earned benefits; (c) if the agreement is terminated voluntarily, Mr.

Sutherland-Yoest will be entitled to receive any accrued but unpaid expenses and any earned benefits; and (d) if the agreement is terminated without cause, Mr. Sutherland-Yoest will continue to receive his base salary and will receive Company benefits until the later of September 7, 2004 or the first anniversary of the effective date of termination, and any stock options will vest and be exercisable until the end of the option term as set out in the option grant. Mr. Sutherland-Yoest's Employment Agreement also provides for other customary benefits and perquisites and prohibits him from competing with the Company during the term of his employment and for a specified period following termination.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains a directors' and officers' liability insurance policy with a policy limit of C$50 million that is subject to a C$200,000 deductible in respect of any claim. The policy has an annual premium of approximately C$290,000. The policy provides protection to the Company's directors and officers against liability incurred by them in their capacities as directors and officers of the Company and its subsidiaries.

D.   EMPLOYEES

As of December 31, 2001, the Company employed approximately 672 full-time employees, including approximately 63 persons classified as professionals or managers, approximately 500 employees involved in collection, transfer, disposal and recycling operations, and approximately 109 sales, clerical, data processing or other administrative employees. As of December 31, 2000, the Company employed 887 full-time employees, including approximately 86 persons classified as professionals or managers, approximately 677 employees involved in collection, transfer, disposal and recycling operations and approximately 124 sales, clerical, data processing or other administrative employees.

Approximately 353 employees at 14 of the Company's operating facilities are represented by unions with which the Company has collective bargaining agreements. Seven of these collective bargaining agreements have terms expiring between September 28, 2002 and December 31, 2003. Approximately 102 employees are covered by collective bargaining agreements that expire in 2002. The Company is negotiating three new collective bargaining agreements covering 65 employees and renegotiating two collective bargaining agreements which cover 43 employees. The Company is not aware of any other organizational efforts among its employees and believes that relations with its employees are good.

E.   SHARE OWNERSHIP

Information regarding share ownership as of June 30, 2002 of the individuals who served as directors or executive officers of the Company during 2001 is set forth below:

           Name                Outstanding Common Stock(1)   % of Class(2)
           ----                ------------------------      ----------
David Sutherland-Yoest (3)              3,469,497                9.87%
Lucien Remillard (4)                    2,978,497                8.49%
Gary DeGroote (5)                       2,275,000                6.48%
Don A. Sanders (6)                      2,163,311                6.16%
Thomas E. Durkin, III (7)                  *                       *
Stanley A. Sutherland                      *                       *
Allard Loopstra                            *                       *
George Boothe                              *                       *
David J. Feals                             *                       *
Dennis Nolan                               *                       *
Bruce Cummings                             *                       *
David Lowenstein                           *                       *
Warren Grover                              *                       *
John D. McGarvey                           *                       *
Dave Langille                              *                       *

*  Less than one (1%) percent.

(1) In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. Excludes shares of common stock subject to options and/or warrants.

(2)  Based upon 35,088,922 common shares outstanding as of June 30, 2002.

(3) Includes 1,949,497 common shares owned by D.S.Y. Investments Ltd., of which Mr. Sutherland-Yoest is the sole director and stockholder, as well as 750,000 common shares owned by Mr. Sutherland-Yoest personally, 500,000 common shares owned by Mr. Sutherland-Yoest's wife and 265,200 common shares owned by Mr. Sutherland-Yoest's daughter, which Mr. Sutherland-Yoest may be deemed to beneficially own. Mr. Sutherland-Yoest disclaims beneficial ownership with respect to the shares owned by his wife and his DAUGHTER.

(4) Consists of 1,500,000 common shares owned by Historia Investments Inc. and 1,478,497 shares owned by The Victoria Bank (Barbados) Incorporated. Mr. Remillard is the controlling stockholder of Historia Investments Inc. and is indirectly the controlling stockholder of The Victoria Bank (Barbados) Incorporated, and is deemed to beneficially own the shares owned by each such entity.

(5) Consists entirely of common shares owned by GWD Management Inc. of which Mr. DeGroote is the controlling stockholder and sole director.

(6) Includes 1,282,700 common shares over which Mr. Sanders has sole voting and sole dispositive power and 880,611 shares with respect to which Mr. Sanders has shared dispositive power.

(7) Mr. Durkin does not have or share voting or dispositive power over any shares. However, he has a 20% membership interest in Durkin & Durkin Realty, LLC, which owns 466,634 shares or 1.33% of the outstanding common shares.

Information regarding options and warrants held as of June 30, 2002 by individuals who served as directors and executive officers of the Company during 2001, is set forth below:

             Name                 Options    Warrants   Exercise Price    Expiration Date
             ----                 -------   ---------   --------------   ------------------
David Sutherland-Yoest                      1,000,000     $     2.70     September 10, 2011

George Boothe                      20,000           -     $     4.00     April 18, 2005
                                   75,000                 $     2.58     September 24, 2006
                                   27,694           -     $    11.33     March 11, 2004
                                   30,000           -     $    12.00     June 30, 2004

Bruce Cummings                     20,770           -     $    14.50     September 6, 2002
                                   13,847           -     $   2.4375     September 6, 2002
                                   13,847           -     $     4.00     September 6, 2002

Gary DeGroote                      40,000           -     $     2.58     September 24, 2006

Thomas E. Durkin, III             250,000           -     $     3.27     November 19, 2006

David J. Feals                    250,000           -     $     3.27     January 10, 2007

Warren Grover                      40,000           -     $     2.58     September 24, 2006

Allard Loopstra                    27,694           -     $     9.06     September 6, 2002
                                   13,847           -     $     9.06     September 6, 2002
                                   50,000           -          12.00     September 6, 2002

David Langille                          -           -              -     -

David Lowenstein                   10,770           -     $    11.00     September 6, 2002

John McGarvey                     250,000           -     $     3.27     November 19, 2006

Dennis Nolan                       15,000           -     $     4.00     October 18, 2002
                                   50,000           -     $    5.298     October 18, 2002

Lucien Remillard                   40,000           -     $     2.58     September 24, 2006

Don A. Sanders                     40,000           -     $     2.58     September 24, 2006

Stanley A. Sutherland             250,000           -     $     3.27     November 19, 2006

1997 STOCK OPTION PLAN

The Board of Directors adopted the 1997 stock option plan effective as of July 30, 1997, and the stockholders approved it on July 30, 1997. The 1997 stock option plan is intended to provide officers, employees and directors with additional incentives by increasing their proprietary interests in the Company. Under the 1997 stock option plan, the Company may grant options to acquire shares of common stock up to a maximum of 10% of the issued and outstanding shares of common stock. As of May 31, 2002, the Company had outstanding options to purchase 139,855 shares of common stock at a weighted average exercise price of $7.45 per share under the terms of the 1997 stock option plan. All 1997 stock options outstanding on the date of the Company's initial public offering ("IPO") vested on that date. No further options are expected to be granted under the 1997 stock option plan.

Under the 1997 stock option plan, if an officer, employee or director with outstanding options retires or becomes disabled or dies, he or she (or his or her estate) may exercise his or her options, but only within the period ending on the earlier of the expiration of the option or 18 months after retirement, death or disability. If the optionee does not exercise his or her options within that time period, the options will terminate, and the shares of common stock subject to the options will become available for issuance under the 1999 stock option plan. Unless otherwise determined by the Compensation Committee, if the optionee ceases to be an officer, employee or director of the Company for any reason other than retirement, death or disability, his or her vested options terminate 90 days after this relationship terminates, and the shares of common stock subject to the options will become available for issuance under the 1999 stock option plan.

1999 STOCK OPTION PLAN

The 1999 stock option plan was adopted by the Board of Directors and approved by the stockholders in April 1999. Under the 1999 stock option plan, the Company may grant options for a maximum of 19%, including stock options issued under the 1997 stock option plan, of the issued and outstanding shares of common stock and common stock equivalents. As of May 31, 2002, the Company had granted 2,317,928 options under the 1999 Plan, with a weighted average exercise price of $4.10 per share. The 1999 stock option plan is intended to provide employees, officers, consultants and directors with additional incentives by increasing their proprietary interests in the Company.

The administrators of the 1999 stock option plan have the authority to determine the employees, officers, consultants and directors to whom options are granted, the type, size and term of the options, the grant date, the expiration date, the vesting schedule and other terms and conditions of the options. Unless otherwise determined by the Compensation Committee, options granted to directors under the 1999 stock option plan generally vest one year from the date of grant and expire upon the earlier of five years after the date of grant or one year after the director ceases to be a member of the Board of Directors. Options for non-directors generally vest two years from the date of grant and generally expire five years after the grant date, unless the Compensation Committee determines otherwise. Upon a change of control event, options vest immediately.

Under the 1999 stock option plan, if an employee, officer, consultant or director with outstanding options retires or becomes disabled or dies, he or she (or his or her estate), may exercise his or her options, but only within the period ending on the earlier of the expiration of the option or 18 months after retirement, death or disability. If the option holder does not exercise his or her options within that time period, the options will terminate, and the shares of common stock subject to the options will become available for re-issuance under the 1999 stock option plan. Unless the Compensation Committee determines otherwise, if the option holder ceases to be an employee, officer, consultant or director of the Company other than because of retirement, death or disability, his or her options terminate 90 days after the date this relationship terminates, and the shares of common stock subject to the options will become available for re-issuance under the 1999 stock option plan.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of the Company's common stock as of June 30, 2002, by each person or entity that the Company knows owns more than 5% of its common stock. As of such date, the number of issued and outstanding common shares in the capital stock of the Company was 35,088,922. Unless otherwise indicated, the address of each beneficial holder listed below is c/o Capital Environmental Resource Inc., 1005 Skyview Drive, Burlington, Ontario, Canada, L7P 5B1.

   ==============================================================================
                                                        Shares Beneficially Owned
   Name of Beneficial Owner (1)                         Number            Percent
   ==============================================================================
   Bruce R. McMaken (2)(6)                             4,910,599            13.98%
   Sanders Morris Harris Inc. (3)                      3,063,377             8.73%
   Environmental Opportunities Fund (4)                2,424,783             6.91%
   Lucien Remillard (5)                                2,978,497             8.49%
   SMH CERI, LLC (6)                                   2,050,000             5.84%
   SMH CERI II, LLC (7)                                2,818,868             8.03%
   David Sutherland-Yoest (8)                          3,469,497             9.87%
   D.S.Y. Investments Ltd. (9)                         1,949,497             5.56%
   Gary W. DeGroote (10)                               2,275,000             6.48%
   GWD Management Inc. (11)                            2,275,000             6.48%
   Don A. Sanders (12)                                 2,163,311             6.16%
   ==============================================================================

     1. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. Shares of common stock subject to options and/or warrants currently exercisable or exercisable within 60 days of the date of this annual report count as outstanding for computing the percentage beneficially owned by the person holding these options. Except as otherwise indicated by footnote, the Company believes that the persons named in this table have sole voting and investment power with respect to the shares of common shares shown.

     2. Includes 2,818,868 common shares beneficially owned by SMH CERI II, LLC, 2,050,000 common shares beneficially owned by SMH CERI, LLC and 27,694 common shares issuable upon the exercise of currently exercisable stock options. Mr. McMaken is the President and manager of each of SMH CERI, LLC and SMH CERI II, LLC. Mr. McMaken has voting and dispositive power over the shares owned by each of SMH CERI, LLC and SMH CERI II, LLC and therefore may be deemed to be the beneficial owner of such shares.

     3. Consists of 632,806 common shares owned by Environmental Opportunities Fund, L.P. ("EOF I"), 524,840 common shares owned by Environmental Opportunities Fund II, L.P. ("EOF II") and 1,899,943 common shares owned by Environmental Opportunities Fund II (Institutional), L.P. ("EOF II (Institutional)"). The sole general partner of EOF I is Environmental Opportunities Management Company, LLC ("EOF I GP"). The sole general partner of each of EOF I and EOF II (Institutional) is Fund II Mgt. Co., LLC ("EOF II GP"). Sanders Morris Harris Inc. is the controlling member of each of EOF I GP and EOF II GP, and is therefore deemed to have beneficial ownership of the common shares held by EOF I, EOF II and EOF II (Institutional). The address of Sanders Morris Harris Inc. is 600 Travis, Suite 3100, Houston, Texas 77002.

     4. Environmental Opportunities Fund II consists of EOF II and EOF II (Institutional). EOF II owns 524,840 common shares and EOF II (Institutional) owns 1,899,943 common shares. The address of Environmental Opportunities Fund II is 600 Travis, Suite 3100, Houston, Texas 77002.

     5. Consists of 1,500,000 common shares owned by Historia Investments Inc. and 1,478,497 shares owned by The Victoria Bank (Barbados) Incorporated. Mr. Remillard is the controlling shareholder of Historia Investments Inc. and is indirectly the controlling shareholder of The Victoria Bank (Barbados) Incorporated, and is deemed to beneficially own the shares owned by each such entity.

     6. SMH CERI, LLC consists of SMH CERI, LLC and SMH CERI (Institutional), LLC. SMH CERI, LLC owns 589,000 common shares and SMH CERI (Institutional), LLC owns 1,461,000 common shares. The address of SMH CERI, LLC is 600 Travis Street, Suite 3100, Houston, Texas, 77002.

     7. The address of SMH CERI II, LLC is 600 Travis, Suite 3100, Houston, Texas 77002.

     8. Includes 1,949,497 common shares owned by D.S.Y. Investments Ltd., of which Mr. Sutherland-Yoest is the sole director and shareholder, as well as 750,000 common shares owned by Mr. Sutherland-Yoest personally, 500,000 common shares owned by Mr. Sutherland-Yoest's wife and 265,200 common shares owned by Mr. Sutherland-Yoest's daughter, which Mr. Sutherland-Yoest may be deemed to beneficially own. Mr. Sutherland-Yoest disclaims beneficial ownership with respect to the shares owned by his wife and his daughter.

     9. The address of D.S.Y. Investments, Ltd. is 150 Randall Street, Suite 103, Oakville, Ontario, Canada L6J 1P4.

     10. Consists entirely of common shares owned by GWD Management Inc. of which Mr. DeGroote is the controlling shareholder and sole director.

     11. The address of GWD Management Inc. is 1455 Lakeshore Road, Burlington, Ontario, Canada L7S 2J1.

     12. Includes 1,282,700 shares over which Mr. Sanders has sole voting and sole dispositive power and 880,611 shares with respect to which Mr. Sanders has shared dispositive power.


Except for changes in the percentage of ownership of the Company's common shares due to (i) issuances of common shares by the Company, (ii) the initial purchases of common shares by SMH CERI, LLC, Mr. Sutherland-Yoest, his wife and his daughter, and entities controlled by Mr. Remillard and Mr. DeGroote in the September private placement, and (iii) the purchase by SMH CERI II, LLC of preferred shares convertible into common shares in the Company's February 2002 private placement, there has not been any significant change in the percentage ownership of the Company's common shares held by any of the major stockholders listed above during the past three years.

Based upon a list of record holders provided by an outside source, the Company believes that, as of June 30, 2002, at least 16.42% of its outstanding common stock was held of record by Canadian residents and that it had approximately 26 record holders resident in Canada.

The Company is not directly or indirectly owned or controlled by another corporation, any foreign government or any natural or legal person severally or jointly.

B.   RELATED PARTY TRANSACTIONS

Other than those listed below, the Company and its subsidiaries have not entered into any material transactions during the period beginning on January 1, 2001 through the date of this report in which any director, officer or any associate of any director or officer of the Company has or had any interest.

In July 1998, October 1998 and May 1999, the Company loaned a total of C$300,000 to Tony Busseri, the former Chairman and Chief Executive Officer of the Company, to assist with the purchase and renovation of a principal residence. The loans bore no interest and were repayable to the Company on demand. Such loans were forgiven by the Company as of January 5, 2001 pursuant to the termination arrangements agreed to with Mr. Busseri during 2000.

In May 1999 and in August 1999, the Company loaned C$85,000 and C$15,000, respectively, for a total amount of C$100,000 to George Boothe, the Company's Chief Accounting Officer, to assist with the purchase of a principal residence. The loans bore no interest and were repayable to the Company on demand. These 1999 notes were cancelled on September 24, 2001 and replaced with a non-interest bearing demand note in the sum of C$100,000 which was satisfied in full on March 21, 2002 by Mr. Boothe with a cash payment of C$80,556 and the remainder of C$19,444 being forgiven by the Company.

In May 1999, the Company loaned C$200,000 to Allard Loopstra, the Company's Chief Operating Officer, to assist with the purchase of common stock of the Company. The loans bore no interest and were repayable to the Company on demand. On October 11, 2001, Mr. Loopstra repaid C$130,000 to the Company. The remainder of the loan (C$70,000) was forgiven on September 6, 2001 as part of his severance agreement.

In September 2001, the Company sold approximately 16.5 million shares of its common stock in a private placement transaction for an aggregate purchase price of $33.0 million or $2.00 per share. The details of this transaction are set forth in the Notice of Special Meeting and Proxy which was circulated to the Company's stockholders of record on August 9, 2001 and filed with the SEC on Form 6-K on August 28, 2001. The purchasers of common stock in the transaction included EOF II, which immediately prior to the September transaction, beneficially owned 924,783 shares of common stock or 12.9% of the Company's then outstanding common stock, and Don A. Sanders, who, immediately prior to the September transaction, beneficially owned 926,001 shares of common stock or approximately 12.9% of the Company's then outstanding common stock. EOF II is controlled by its general partner, which is controlled by Sanders Morris Harris Inc. ("SMH"). SMH is a subsidiary of Sanders Morris Harris Group ("SMHG") and may be deemed to indirectly share voting and dispositive power over the shares owned by EOF II. SMH served as financial advisor to the Company in the September transaction and received a fee of $750,000 in connection therewith.

Bruce Cummings, Chairman of the Board of the Company prior to the September transaction, was a member of the Investment Committee of EOF II and was a consultant to SMH. Bruce McMaken, a member of the Executive Committee of the Company prior to the September transaction, was a member of the Investment Committee of EOF II and was an employee and officer of SMH at the time of the September transaction. Neither Mr. Cummings nor Mr. McMaken had sole voting or dispositive power over the shares of the Company owned by EOF II.

Don A. Sanders was an officer, director and employee of SMH and a principal stockholder of SMHG at the time of the September transaction. Mr. Sanders did not have sole or shared voting or dispositive power over the common stock of the Company owned by EOF II. SMHG and EOF II were not considered to be under common control by Mr. Sanders.

In February 2002 the Company sold 11,320,754 Preferred Shares in a private placement transaction for an aggregate purchase price of approximately $30.0 million, or $2.65 per share. The details of this transaction are set out in the Notice of Special Meeting and Proxy, which was circulated to the Company's stockholders of record on February 11, 2002, and filed with the SEC on Form 6-K on March 13, 2002. Each of David Sutherland-Yoest, the Chairman and Chief Executive Officer of the Company, Don A. Sanders, a director of the Company, Gary W. DeGroote, a director of the Company, Lucien Remillard, a director of the Company, David J. Feals, the Chief Financial Officer of the Company and Thomas E. Durkin III, the Executive Vice President and General Counsel of the Company, and/or entities controlled by them, purchased Preferred Shares in this transaction. Each of such persons, except for Mr. Durkin, was also a beneficial owner of common shares of the Company prior to the February private placement. Effective as of April 1, 2002, each share of Preferred Stock issued in the February private placement transaction was automatically converted into one share of common stock.

During 2001, the Company acquired a solid waste collection business from a brother-in-law of the Company's Chairman and Chief Executive Officer for aggregate consideration of approximately $363,000. The Company also purchased legal services in the amount of approximately $185,000 from Durkin & Durkin, a law firm of which Thomas E. Durkin, III, an officer of the Company, is an inactive partner.

ITEM 8. FINANCIAL INFORMATION

See "Item 18 - Financial Statements", Pages F1-F31. For a discussion of significant changes that have occurred since the date of the annual consolidated financial statements, see Note #18 of the Notes to Consolidated Financial statements attached herein.

LEGAL PROCEEDINGS

On October 12, 1999, Lynn Bishop and L&S Bishop Enterprises Inc. (collectively "Bishop") commenced an action against the Company in which Bishop claimed damages for wrongful dismissal in the sum of approximately C$3.1 million. He also claimed damages of approximately C$7.7 million for misrepresentation in connection with purchase of his shares in Western Waste Services Inc., a claim which he subsequently dropped and replaced with a claim for a top-up entitlement of approximately C$1.5 million. The Company counterclaimed against Bishop for improper personal expenditures, misrepresentation and undisclosed liabilities. On December 7, 2001 this litigation was settled by payment by the Company to Bishop of C$2,200,000 and the issuance of 200,000 warrants to purchase common shares at an exercise price of $3.94. The warrants vest 25% per year over four years beginning on the first anniversary of the date of grant provided Bishop remains in compliance with the Non-Competition/Non-Solicitation Agreement entered into between Bishop and the Company in connection with the settlement.

Allen Fracassi and Granvin Investments Inc. (a company controlled by Fracassi) commenced an action on August 3, 2000 in the Ontario Superior Court of Justice, Toronto, Ontario, File No. 00-1796, against the Company and others in connection with the Company's initial public offering and in connection with alleged misrepresentations regarding a third-party purchaser of the plaintiffs' shares for which the plaintiffs claimed damages in the aggregate amount of $2,000,000. In settlement of the claim, on November 1, 2001, the Company granted options to purchase 100,000 shares of its common stock at an exercise price of $3.75 and, on November 29, 2001, made a cash payment of C$150,000. The options vest in November 2003.

In the normal course of the Company's business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by the Company. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates. In addition, the Company may become party to various lawsuits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a solid waste management business. As of the date of this Report, the Company does not believe that there is any current proceeding or litigation involving the Company that will have a material adverse impact on its business, financial condition, results of operations or cash flows.

POLICY ON DIVIDEND DISTRIBUTIONS

Pursuant to the terms of its senior credit facility, the Company is not permitted to pay dividends on its capital stock.

ITEM 9. LISTING

The Company completed an initial public offering of its common stock on June 8, 1999. From June 8, 1999 until September 22, 2000 the common stock traded on the Nasdaq National Market under the symbol "CERI". Effective as of September 22, 2000 the common stock began trading on the Nasdaq Small Cap Market, where it continues to trade, under the symbol "CERI". The following table provides the high and low common stock price information for the periods indicated since the Company's initial public offering:

       =================================================================
       PERIOD                                   HIGH               LOW
       -----------------------------------------------------------------
       June 8, 1999 to June 30, 1999          $15.0625          $11.2500
       Third Quarter - 1999                   $15.0000          $ 5.3750
       Fourth Quarter - 1999                  $ 7.1250          $ 4.8750
       First Quarter - 2000                   $ 7.2500          $ 3.5000
       Second Quarter - 2000                  $ 4.5000          $ 3.1875
       Third Quarter - 2000                   $ 4.2500          $ 1.4375
       Fourth Quarter - 2000                  $ 4.2500          $ 1.8750
       First Quarter - 2001                   $ 4.3750          $ 2.0625
       Second Quarter - 2001                  $ 3.1900          $ 1.5500
       Third Quarter - 2001                   $ 4.4500          $ 2.1000
       Fourth Quarter - 2001                  $ 4.6000          $ 3.2000
       First Quarter - 2002                   $ 6.4500          $ 3.5000
       Second Quarter - 2002                  $ 5.5633          $ 4.5333
       -----------------------------------------------------------------

The following table provides the high and low common stock price information for each month for the period January 1, 2002 through June 30, 2002:

       =================================================================
       PERIOD                                   HIGH               LOW
       -----------------------------------------------------------------
       January 2002                           $   4.21          $   3.65
       February 2002                          $   4.15          $   3.50
       March 2002                             $   6.45          $   4.15
       April 2002                             $   5.90          $   4.85
       May 2002                               $   5.24          $   4.50
       June 2002                              $   5.55          $   4.25
       -----------------------------------------------------------------

ITEM 10. ADDITIONAL INFORMATION

A.   ARTICLES OF AMALGAMATION AND ARTICLES OF AMENDMENT

The following brief description of provisions of the Business Corporations Act (Ontario), the Company's Articles of Amalgamation, Articles of Amendment and its by-laws does not purport to be complete and is subject in all respects to the provisions of the Business Corporations Act (Ontario), the Company's Articles of Amalgamation and Articles of Amendment and its amended and restated bylaws.

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

BORROWING POWERS

The by-laws of the Company provide that the Board of Directors may (i) borrow money on the Company's credit, (ii) issue, re-issue, sell or pledge debt obligations of the Company, (iii) give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person and, (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company to secure any present or future indebtedness, liabilities or other obligations of the Company.

The Business Corporations Act (Ontario) provides that the Board of Directors may vary these borrowing powers by passing a resolution to that effect and subsequently submitting the amendment to the stockholders of the Company at the next meeting of stockholders (at which point the stockholders may confirm, reject or amend the amendment).

AMENDMENTS WITH APPROVAL OF HOLDERS OF STOCK

The Company's Articles of Amalgamation provide that any changes to the rights of the holders of Preferred Shares of the Company must be approved by the holders of Preferred Shares in the manner then required by law which, at a minimum, must be by resolution signed by all the holders of Preferred Shares or passed by an affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of Preferred Shares. The Business Corporations Act (Ontario) generally provides that such changes must also be approved by the holders of the Common Shares in the same manner.

STOCKHOLDERS' MEETINGS

The Business Corporations Act (Ontario) requires the directors of the Company to call an annual meeting of stockholders at least once every fifteen months and to call a special meeting upon the requisition of at least 5 per cent of the issued shares of the Company that carry the right to vote at the meeting being requisitioned unless (i) a record date for a meeting of stockholders has been fixed by the directors and notice of the record date has been provided (unless such notice is waived in writing by every holder of shares of the class or series affected) or (ii) the business of the meeting as stated in the requisition includes (a) a proposal submitted by a stockholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Company or any of its directors, officers or security holders, or for a purpose that is not related in any significant way to the business or affairs of the Company, (b) a proposal in a management information circular relating to a meeting of stockholders held within two years preceding the receipt of the request, and the stockholder failed to present the proposal, or (c) a proposal that is substantially the same as a proposal that was previously defeated and related to a meeting of stockholders held within two years preceding the receipt of the stockholder's request. Upon receiving such a requisition, the directors must call a meeting within 21 days. If the directors fail to do so, any stockholder who signed the requisition may call the meeting. In addition, the Company's by-laws provide that the directors of the Company must call a special meeting of stockholders upon the requisition of at least 20 per cent of the then outstanding shares of the Company.

The by-laws also provide that the directors must provide notice to (i) each holder of shares carrying voting rights at the close of business on the record date for such notice, (ii) each director, and (iii) the auditor of the Company, of the time, date and place of the meeting not less than 10 nor more than 50 days before the meeting. If special business is to be transacted, the notice must state or be accompanied by a statement of the nature of that business in sufficient detail to permit the stockholder to form a reasoned judgment on the proposal. All business transacted at a special meeting of stockholders except consideration of the minutes of an earlier meeting, the financial statements and auditor's report, election of directors and reappointment of the auditor constitutes special business.

The by-laws provide that the holders of not less than one third of the outstanding shares entitled to vote at any meeting of stockholders constitutes a quorum.

The Business Corporations Act (Ontario) and the by-laws of the Company further provide that the directors may fix a record date in advance so long as the date is not more than 50 or less than 21 days before the date of the meeting. Where the record date is fixed in advance, notice must be given at least 7 days beforehand by (i) publishing an advertisement in a newspaper published or distributed in the place the Company has its registered office and in each place in Canada where the Company has a transfer agent or where a transfer of the Company's shares may be recorded and (ii) by providing written notice to each stock exchange in Canada on which the Company's shares are listed for trading. Where no record date is fixed, the record date is the close of business on the day immediately preceding the day notice is given or the day of the meeting itself if no notice is given.

The by-laws also state that only the following persons are entitled to be present at a meeting of stockholders: (i) persons who are entitled to vote at the particular meeting, (ii) the directors of the Company, (iii) the auditors, and (iv) persons entitled or required to attend the particular meeting under any provision of the Business Corporations Act (Ontario) or the Articles or by-laws of the Company.

B.   DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

Holders of common stock are entitled to one vote for each share of common stock held at all meetings of the stockholders of the Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. There are no cumulative voting rights. Holders of common stock are entitled to dividends, if any, as and when declared by the Board of Directors at its discretion out of funds legally available therefor, subject to any prior rights of the holders of another class of shares of the Company. In the event of the Company's liquidation, dissolution or winding up, the holders of common stock would be entitled to receive, subject to the prior rights of any holders of another class of shares, the Company's remaining property after payment of all debts and liabilities. Holders of the common stock have no pre-emptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of holders of any preferred stock issued in the future.

PREFERRED STOCK

The Board of Directors has the authority to issue an unlimited number of shares of preferred stock in one or more series and to fix the designation, rights, privileges, restrictions and conditions attaching to the series, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. In addition, the issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock.

On January 23, 2002, the Company, by Articles of Amendment, created the first series of Preferred Shares, consisting of an unlimited number of shares designated as Series 1 Preferred Shares. The Series 1 Preferred Shares were non-voting, non-dividend bearing and convertible. The Series 1 Preferred Shares were automatically convertible into Common Shares on the basis of one Common Share for each Series 1 Preferred Share held, such conversion to be effected by, and only by, approval of the conversion by ordinary resolution of the holders of the Common Shares.

Effective as of April 1, 2002, all issued and outstanding Series 1 Preferred Shares were automatically converted into 11,320,754 common shares of the Company following the approval of the common stockholders.

There are no limitations on the right of non-residents of Canada or foreign owners to hold or vote the Company's shares of common stock or any of its other securities imposed by Canadian or provincial laws or any of the Company's constating documents, subject to the provisions of the Investment Canada Act (Canada), which generally provides for notice and/or approval requirements in respect of the acquisition of control of a Canadian business by non-Canadians in certain circumstances.

STOCKHOLDER RIGHTS PLAN

On September 2, 1999, the Company adopted a Stockholder Rights Plan (the "Plan"). Under the terms of the Plan, Common Share purchase rights (the "Rights") were distributed at the rate of one Right for each Common Share held. Each Right will entitle the holder to buy 1/100th of a Common Share of the Company at an exercise price of $60.00. The Rights will be exercisable and will trade separately from the Common Shares only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Shares or commences a tender or exchange offer that would result in owning 20% or more of the Common Shares (unless the Board of Directors determines that the acquisition is fair to all stockholders and amends the Plan to permit the acquisition). If either of these events occurs, the Rights will entitle each holder to receive, upon exercise, a number of Common Shares (or, in certain circumstances, a number of Common Shares in the acquiring company) having a Current Market Price (as defined in the Plan) equal to approximately two times the exercise price of the Right. The Rights are not exercisable with respect to the share ownership of certain specified current stockholders, and affiliates or associates thereof, as long as they do not acquire beneficial ownership of 30% or more. The plan was amended in July 2001 and January 2002 to prevent the share acquisitions in the September and February private placements, respectively, from triggering exercisability of the Rights. The number of Rights outstanding is subject to adjustment under certain circumstances and all Rights expire on September 30, 2009.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

The Company's Articles of Amalgamation provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors comprising the entire Board is fixed at a minimum of three and a maximum of nine. Pursuant to the Business Corporations Act (Ontario) and a special resolution passed by the Company's voting stockholders, any change in the minimum and maximum number of directors fixed in the Articles requires the approval of two-thirds of the votes cast by its voting stockholders at a properly called meeting and the directors may from time to time change the fixed number of directors within that range. The Company currently has a fixed number of six directors. The Company has a staggered board. Four of the Company's directors have been elected to serve a two-year term and two of the Company's directors have been elected to serve a one-year term. Under the Business Corporations Act (Ontario) and provided that a quorum of directors remains in office, vacancies may be filled by the directors. However, where the vacancy results from an increase by the directors in the number of directors within the minimum and maximum fixed by the Articles and if, after filling the vacancy, the number of directors would be more than one and one-third times the number of directors required to be elected at the last annual meeting of the stockholders, or where the vacancy results from a failure to elect the number of directors required to be elected at any meeting of stockholders, then the vacancy must be filled by the stockholders. If less than a quorum of directors remains in office, or if there has been a failure to elect the required fixed number of directors, any vacancy must be filled by the stockholders and the directors are required to call a special meeting of the stockholders to fill the vacancy.

CANADIAN DIRECTORS

Because the Company is an Ontario corporation subject to the Business Corporations Act (Ontario), a majority of its directors must be resident Canadians and directors cannot transact business at a meeting of directors unless a majority of directors present are Canadian directors unless (a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and (b) a majority of resident Canadian directors would have been present had that director been present at the meeting.

C.   MATERIAL CONTRACTS

U.S. ASSET SALE

On April 2, 2001, the Company entered into an agreement with Waste Management, Inc. for the sale of a substantial majority of its assets used in connection with its operations in Rochester, NY, Syracuse, NY, and Williamsport, PA for a total sale price of approximately $20.6million. The net cash proceeds (after taking into account a holdback plus transaction and other related costs) from the transaction of approximately $18.1 million were used to pay down the outstanding balance under the Company's senior credit facility.

THE SENIOR DEBT FACILITY AMENDMENTS

On December 5, 2000, the Company announced that it had entered into a third amendment to its senior credit facility. The effect of the amendment was to cure certain defaults and waive non-compliance with certain financial covenants. The amendment also modified certain financial covenants and associated interest rates, modified permitted capital expenditure limits, accelerated the amortization of certain portions of the debt and obligated the Company to obtain a binding commitment relating to the sale of $25 million of subordinated debt or equity (subject to downward adjustment for proceeds received from U.S. asset sales) by March 15, 2001 and to close such subordinated debt or equity investment by June 1, 2001. The third amendment also obligated the Company to obtain a binding commitment letter to refinance the credit facility by August 1, 2002.

On March 30, 2001, the Company entered into a fourth amendment to the senior credit facility to exclude the effect of any contemplated U.S. asset sales for purposes of determining the Company's compliance with its financial covenants. The lenders also agreed not to take action with respect to the Company's failure to deliver the required binding commitment letter relating to the sale of $25 million of subordinated debt or equity provided the Company continued to satisfy certain conditions, including that it continued to make reasonable progress towards a transaction to reduce or refinance the facility and that, by June 15, 2001, it received $16 million from the issuance of subordinated debt or equity or closed a merger that resulted in repayment in full of the credit facility.

On July 26, 2001, in connection with the execution of definitive agreements relating to the September private placement transaction, the Company entered into a fifth amendment to its senior credit facility, which amendment would become effective upon closing of the private placement transaction. Pursuant to the fifth amendment, the lenders waived certain existing defaults relating to the failure of the Company to receive the required binding commitment letter prior to March 15 or the required $16 million of subordinated debt or equity proceeds prior to June 15, 2001, as well as its failure to deliver certain required reports. The Fifth Amendment also modified certain financial covenants and related definitions including those relating to interest coverage and leverage ratios, total debt to capitalization, acquisitions and capital expenditures. In addition, the fifth amendment adjusted certain interest rates and fees, adjusted the amortization schedule of the facility, shortened the term of the facility to July 31, 2002, and required that the Company obtain a binding commitment letter relating to a refinancing of the facility by May 31, 2002.

In April 2002, the lenders notified the Company that the Company's failure to provide the lenders with the December 31, 2001 annual audited consolidated financial statements by March 31, 2002 and its breach of the interest coverage ratio as at December 31, 2001 had resulted in a default under the facility. On June 3, 2002, the lenders further notified the Company that the Company was in default under the credit facility for failure to deliver the required binding commitment letter to refinance the facility prior to May 31, 2002.

However, in June 2002, the Company entered into a new $61 million (C$92 million) senior credit facility with a group of banks led by Bank of America and Canadian Imperial Bank of Commerce and repaid all amounts outstanding under its pre-existing senior credit facility, thereby eliminating the defaults described above. The new facility has a term of three years and may be expanded, prior to December 31, 2003, by up to C$54.0 million if any of the existing banks desire to increase their participation or any additional banks wish to join the facility. The new facility, which is subject to quarterly commitment reductions beginning on January 1, 2004, is collateralized by substantially all of the Company's assets and subjects the Company to a number of financial and operational covenants and restrictions. See "Item 5.B - Liquidity and Capital Resources".

FINANCING AND ACQUISITION AGREEMENTS

In September 2001, the Company sold 16.5 million shares of its common stock at a price of $2.00 per share in a private placement transaction, resulting in gross proceeds to the Company of $33 million. Net proceeds to the Company totalled approximately $29.1 million, of which $25 million was used to reduce the amount outstanding under the Company's senior credit facility. The newly issued stock represented approximately 69.6% of the Company's then outstanding common stock.

In connection with the September private placement transaction, the stockholders elected a new Board of Directors comprised of David Sutherland-Yoest, Gary W. DeGroote, Warren Grover, Lucien Remillard and Don A. Sanders, each of whom, except for Mr. Grover, purchased shares in the private placement transaction. Upon closing of the transaction, David Sutherland-Yoest entered into an evergreen three-year employment agreement with the Company and was appointed Chairman and Chief Executive Officer of the Company. See "Item 6 - Directors, Senior Management and Employees".

On February 6, 2002, the Company purchased all of the outstanding capital stock of WSI for a total purchase price of $25.3 million, $21.5 million of which was paid in cash at closing, and $3.8 million of which is payable in September 2002 in cash or stock at the election of the Company. WSI is an

Ottawa-based non-hazardous commercial and industrial landfill and collection business with a satellite hauling and transfer station operation in Brockville, Ontario.

In February 2002, the Company sold approximately 11.3 million shares of Series 1 Preferred Stock at a price of $2.65 per share in a private placement transaction, resulting in gross proceeds to the Company of approximately $30 million. The net proceeds to the Company of approximately $28 million were used to fund the WSI acquisition, which closed immediately following the private placement transaction. David Sutherland-Yoest, as well as directors Don A. Sanders, Gary W. DeGroote and Lucien Remillard, purchased shares in the transaction. Effective as of April 1, 2002, each share of Series 1 Preferred Stock issued in the February private placement transaction automatically converted into one share of common stock following the approval of the conversion by the common stockholders.

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

E.   TAXATION

BECAUSE CANADIAN AND UNITED STATES TAX CONSEQUENCES MAY DIFFER FROM ONE HOLDER TO THE NEXT, THE DISCUSSION SET OUT BELOW DOES NOT PURPORT TO DESCRIBE ALL OF THE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO YOU AND YOUR PARTICULAR SITUATION. ACCORDINGLY, YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE UNITED STATES AND CANADIAN FEDERAL, PROVINCIAL, STATE AND OTHER TAX CONSEQUENCES OF INVESTING IN OUR COMMON STOCK. THE STATEMENTS OF UNITED STATES AND CANADIAN TAX LAW SET OUT BELOW ARE BASED ON THE LAWS AND INTERPRETATIONS IN FORCE AS OF THE DATE OF THIS ANNUAL REPORT, AND ARE SUBJECT TO ANY CHANGES OCCURRING AFTER THAT DATE.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR CERTAIN UNITED STATES INVESTORS

The statements of law and legal conclusions regarding the significant Canadian federal income tax considerations applicable to a person who is a U.S. holder contained in this section are the opinion of Blake, Cassels & Graydon LLP, Canadian counsel for Capital Environmental. In this summary, a "U.S. holder" means a person who, for the purposes of the Canada-United States Income Tax Convention (the "Convention") is a resident of the United States and who, for the purposes of the INCOME TAX ACT (Canada) (the "Canadian Act"):

     -    is not and has never been resident in Canada;

     -    deals at arm's length with the Company;

     -    is the beneficial owner of common stock of the Company;

     -    holds common stock of the Company as capital property;

     - does not use or hold and is not deemed to use or hold common stock of the Company in the course of carrying on a business in Canada; and

     - is not an insurer for whom common stock of the Company constitutes designated insurance property.

Common stock of the Company will generally be capital property to a U.S. holder unless it is held in the course of carrying on a business, in an adventure in the nature of trade or as "mark to market" property for purposes of the Canadian Act. This summary does not apply to a U.S. holder that is a "financial institution" for purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act and the regulations in force on the date of this Annual Report, the Convention, counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency (the "CCRA") and all specific proposals to amend the Canadian Act and the regulations announced by the Canadian Minister of Finance prior to the date of this prospectus.

This summary is not exhaustive and, except for the proposed amendments to the Canadian Act, does not take into account or anticipate changes in the law or the administrative or assessing practices of the CCRA, whether by judicial, governmental or legislative action or interpretation, nor does it take into account tax legislation or considerations of any province or territory of Canada or of any foreign jurisdiction. Because Canadian tax consequences may differ from one holder to the next, this summary does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. You are advised to consult your own tax advisor.

DIVIDENDS

Dividends paid or deemed to be paid on the common stock of the Company are subject to non-resident withholding tax under the Canadian Act at the rate of 25%, although the provisions of an applicable income tax treaty may reduce this rate. Under the Convention, U.S. holders will generally be subject to a 15% withholding tax on the gross amount of dividends the Company paid or are deemed to be paid on the common stock of the Company. Also pursuant to the Convention, in the case of a U.S. holder that is a U.S. corporation, which beneficially owns at least 10% of the voting stock of the Company, the applicable rate of withholding tax on dividends will generally be reduced to 5%.

DISPOSITIONS

A U.S. holder will not be subject to tax under the Canadian Act in respect of a capital gain arising on a disposition or deemed disposition of the common stock of the Company, including the common stock that the Company purchases, unless
(1) the common stock constitutes "taxable Canadian property" within the meaning of the Canadian Act to the U.S. holder, and (2) the capital gain is not exempt from taxation in Canada under the Convention. Generally, the common stock of the Company will not constitute taxable Canadian property of a U.S. holder provided such common stock is listed on a prescribed stock exchange for purposes of the Canadian Act, which includes the Nasdaq, and the U.S. holder, alone or together with persons with whom the U.S. holder does not deal at arm's length within the meaning of the Canadian Act, has not owned, or had under option, 25% or more of the issued shares of any class or series of the Company's common stock at any time within the 60 month period ending at the time of disposition. The CCRA takes the position that, for this purpose, a person will be considered to own any share in respect of which the person has an interest or option.

Under the Convention, capital gains derived by a U.S. holder from the disposition of the common stock of the Company in circumstances where it constitutes taxable Canadian property to the U.S. holder generally will not be taxable in Canada unless the value of the common stock is derived principally from real property situated in Canada.

A disposition or deemed disposition of the common stock of the Company by a U.S. holder in respect of which the common stock of the Company is taxable Canadian property and which is not exempt from capital gains taxation in Canada under the Convention will give rise to a capital gain (or a capital loss) equal to the Canadian dollar amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common stock to the U.S. holder at the time of the actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and one-half of any capital loss will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Canadian Act including certain transitional rules.

Purchase of the common stock of the Company by the Company, other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public, will give rise to a deemed dividend equal to the Canadian dollar amount the Company pays on the purchase in excess of the paid-up capital of the common stock, determined in accordance with the Canadian Act. This deemed dividend will be subject to non-resident withholding tax, as described above, and will reduce the proceeds of disposition to a U.S. holder of its common stock for purposes of computing the amount of any capital gain or loss arising on the disposition.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax considerations arising from the acquisition, ownership and disposition of the Company's common stock by a United States holder. A United States holder is a beneficial owner of Company common stock that is:

     -    an individual citizen or resident alien of the United States;

     - a corporation or other entity that is taxable as a corporation, created or organized in or under the laws of the United States or any of its political subdivisions;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - in general, a trust subject to the primary supervision of a United States person.

This summary deals only with common stock that is held as a capital asset by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

     -    dealers or traders in securities or currencies;

     - financial institutions or other United States holders that treat income in respect of common stock of the Company as financial services income;

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

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code") and regulations, rulings and judicial decisions as of the date of this annual report; any authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

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

In the case of distributions in Canadian dollars, the amount of the distributions generally will equal the United States dollar value of the Canadian dollars distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the United States holder, and the United States holder will realize separate foreign currency gain or loss only to the extent that gain or loss arises on the actual disposition of the foreign currency received. Any foreign currency gain or loss generally will be treated as ordinary income or loss.

Dividends that the Company pays will not be eligible for the dividends-received deduction generally allowed to United States corporations under Section 243 of the Code in respect of dividends received from other United States corporations.

SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF SHARES

Upon a sale, exchange or other taxable disposition of the Company's common stock to a person other than the Company, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder's adjusted tax basis in the common stock. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the Company's common stock for more than one year.

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

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

Information reporting and backup withholding tax at a rate of 30% (to be reduced to 29% for years 2004 and 2005, and 25% for 2006 and thereafter may apply to payments of dividends and to payments of proceeds of the sale or other disposition of the Company's common stock within the United States by a non-corporate United States holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and may be credited against a United States holder's United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

F.   DOCUMENTS ON DISPLAY

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

Exposure to exchange rate fluctuations is due to translation of the Company's Canadian balance sheet and income statement into United States dollars, the Company's reporting currency, and due to translation of United States dollar debt which resides in Canada into its Canadian dollar equivalent. To the extent United States dollar debt resident in Canada remains outstanding, no cash flow impact occurs as any gain or loss is unrealized.

As of December 31, 2001, the Company estimates that a C$0.01 increase in the value of the Canadian dollar relative to the United States dollar would have an annualized impact of increasing earnings from operations before taxes by $138,000. In addition, the Company would incur an unrealized exchange gain of $445,000 on translation of United States dollar debt resident in Canada into Canadian dollars. The gain resulting from the C$0.01 increase in the value of the Canadian dollar relative to the U.S. dollar is presented as a benchmark as the value of the Canadian dollar has recently trended upward. Earnings from operations and the U.S.$ debt figures used in the calculation are from the year ending December 31, 2001 and as of December 31, 2001.

As at December 31, 2000, the Company estimates that a C$0.01 decrease in the value of the Canadian dollar relative to the U.S. dollar would have an annualized impact of reducing earnings from operations before taxes by $30,000. In addition, the Company would incur an unrealized exchange loss of $158,000 on translation of the U.S. dollar denominated debt resident in Canada into Canadian dollars.

The Company is exposed to interest rate fluctuations on the total amount of senior debt of $50.8 million as of December 31, 2001. Using total senior debt as of December 31, 2001, a 1.0% increase in the rate of interest would result in additional interest expense of $508,000. The $50.8 million of senior debt outstanding at December 31, 2001 consisted of $27.9 million of US $ denominated debt, and $22.9 million of Canadian $ denominated debt. A 1.0% increase in the rate of interest on the United States dollar denominated debt of $27.9 million as of December 31, 2001 would result in additional interest expense of $279,000. A 1.0% increase in the rate of interest on the Canadian dollar debt of $22.9 million as of December 31, 2001 would result in an additional interest expense of $229,000. Under the new senior credit facility there is no US $ denominated debt.

As of December 31, 2001, the Company had C$24.7 million of interest rate caps in place at a blended rate of 7.0% expiring April 2003. The Company adopted SFAS No. 133 ("Accounting for Derivative Instrument and Hedging Activities") effective January 1, 2001. The Company did not account for the derivatives held at December 31, 2000 as hedges when it adopted SFAS No. 133. The impact of the change in the method of accounting for derivatives held at December 31, 2000 was not significant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On March 30, 2001, the Company entered into a fourth amendment to the senior credit facility to exclude the effect of any contemplated U.S. asset sales for the purposes of determining the Company's compliance with its financial covenants. The lenders also agreed not to take action with respect to the Company's failure to deliver a required binding commitment letter relating to the sale of $25 million of subordinated debt or equity provided the Company continued to satisfy certain conditions, including that it continued to make reasonable progress towards a transaction to reduce or refinance the facility and that, by June 1, 2001, it received $16 million from the issuance of subordinated debt or equity or closed a merger that resulted in repayment in full of the credit facility.

On July 26, 2001, in connection with the execution of definitive agreements relating to the September private placement transaction, the Company entered into a fifth amendment to its senior credit facility, which amendment would become effective upon closing of the private placement transaction. Pursuant to the fifth amendment, the lenders waived certain existing defaults relating to the failure of the Company to receive the required binding commitment letter prior to March 15 or the required $16 million of subordinated debt or equity proceeds prior to June 15, 2001, as well as its failure to deliver certain required reports. The Fifth Amendment also modified certain financial covenants and related definitions including those relating to interest coverage and leverage ratios, total debt to capitalization, acquisitions and capital expenditures. In addition, the fifth amendment adjusted certain interest rates and fees, adjusted the amortization schedule of the facility, shortened the term of the facility to July 31, 2002, and required that the Company obtain a binding commitment letter relating to a refinancing of the facility by May 31, 2002.

In April 2002, the lenders notified the Company that the Company's failure to provide the lenders with the December 31, 2001 annual audited statements by March 31, 2002 and its breach of the interest coverage ratio as at December 31, 2001 had resulted in a default under the facility. On June 3, 2002, the lenders further notified the Company that the Company was in default under the credit facility for failure to deliver the required binding commitment letter to refinance the facility prior to May 31, 2002.

However, in June 2002, the Company entered into a new $61 million (C$92 million) senior credit facility with a group of banks led by Bank of America and Canadian Imperial Bank of Commerce and repaid all amounts outstanding under its pre-existing senior credit facility, thereby eliminating the defaults described above. The new facility has a term of three years and may be expanded, prior to December 31, 2003, by up to C$54.0 million if any of the existing banks desire to increase their participation or any additional banks wish to join the facility. The new facility, which is subject to quarterly commitment reductions beginning on January 1, 2004, is collateralized by substantially all of the Company's assets and subjects the Company to a number of financial and operational covenants and restrictions. See "Item 5.B - Liquidity and Capital Resources".

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On January 23, 2002, the Company by Articles of Amendment created a series of Preferred Shares consisting of an unlimited number of shares designated as Series I Preferred Shares. The Series I Preferred Shares were non-voting, non-cumulative, preemptive, redeemable, retractable and convertible. The Series I Preferred Shares were automatically convertible into Common Shares on the basis of one Common Share for each Series I Preferred Share held, such conversion to be effected by, and only by, approval of the conversion by ordinary resolution of the holders of the Common Shares. Effective as of April 1, 2002, all Series 1

Preferred Shares were automatically converted into 11,320,754 common shares of the Company following the approval of the common stockholders.

                                    PART III

ITEM 18. FINANCIAL STATEMENTS

THE FOLLOWING CONSOLIDATED FINANCIAL STATEMENTS, TOGETHER WITH THE AUDITOR'S REPORT OF PRICEWATERHOUSECOOPERS LLP, ARE FILED AS PART OF THIS ANNUAL REPORT.

             DOCUMENT TITLE                                               PAGE #
             --------------                                               ------
             Report of Independent Auditors                                F1

             Consolidated Balance Sheets                                   F2

             Consolidated Statements of Operations and
              Comprehensive Income (Loss)                                  F4

             Consolidated Statements of Cash Flows                         F5

             Consolidated Statements of Stockholders' Equity               F6

             Notes to Consolidated Financial Statements                    F7

ITEM 19. EXHIBITS

         Documents filed as exhibits to this annual report or incorporated by reference:

         1.1      Articles of Amalgamation of the Company (filed herewith).

         1.2      Articles of Amendment of the Company (filed herewith).

         1.3 Amended and Restated Bylaw No. 1 of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form F-1 (Registration No. 333-77633), filed with the Commission on May 3, 1999).

         2.1 Rights Agreement, dated as of September 2, 1999, between the Company and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated September 2, 1999 and filed with the Commission on September 7, 1999).

         2.2 First Amendment, dated as of July 24, 2001, to Rights Agreement, dated as of September 2, 1999, between the Company and American Stock Transfer & Trust Company, as Rights Agent (filed herewith).

         2.3 Second Amendment, dated as of January 25, 2002, to Rights Agreement, dated as of September 2, 1999, between the Company and American Stock Transfer & Trust Company, as Rights Agent (filed herewith).

         4.1 Capital Environmental Resource Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 4 to the Schedule 13D, dated February 5, 2002 and filed by certain holders of the Company's common shares with the Commission on February 15,
                  2002).

         4.2      [Reserved]

         4.3 Asset Purchase Agreement, dated as of April 2, 2001, by and among Waste Management of Pennsylvania, Inc., Waste Management, Inc., Capital Environmental Resource (Pennsylvania) Inc. and the Company (filed herewith).

         4.4 Asset Purchase Agreement, dated as of April 2, 2001, by and among Waste Management of New York, LLC, Waste Management, Inc., General Environmental Technical Services, Inc. and the Company (filed herewith).

         4.5 Asset Purchase Agreement, dated as of April 2, 2001, by and among Waste Management of New York, LLC, Waste Management, Inc., Capital Environmental Resource (U.S.) Inc. and the Company (filed herewith).

         4.6 Form of Subscription Agreement, dated as of July 27, 2001, by and between the Company and certain Investors (incorporated by reference to Exhibit 3 to the Schedule 13D, dated July 27, 2001 and filed by certain Company investors with the Commission on August 6, 2001).

         4.7 Form of Registration Rights Agreement, dated as of September 7, 2001, by and between the Company and certain Investors (filed herewith).

         4.8 Warrant, dated July 27, 2001, issued by the Company to David Sutherland-Yoest (incorporated by reference to Exhibit 5 to the Schedule 13D, dated September 7, 2001 and filed by David Sutherland-Yoest with the Commission on September 17, 2001).

         4.9 Employment Agreement, dated as of September 7, 2001, between the Company and David Sutherland-Yoest (filed herewith).

         4.10 Employment Agreement, dated as of September 24, 2001, between the Company and George Boothe (filed herewith).

         4.11     Share Purchase Agreement, dated December 11, 2001, among Leo
                  J. Dion, the trustees of the Dion Family Trust, 1503549 Ontario Limited, Robert Dick, the trustees of the Dick Family Trust, 1503550 Ontario Limited, Robert Ross and the Company (filed herewith).

         4.12     [Reserved]

         4.13 Employment Agreement, dated January 10, 2002, between the Company and David J. Feals (filed herewith).

         4.14 Employment Agreement, dated January 1, 2002, between the Company and John D. McGarvey (filed herewith).

         4.15 Form of Subscription Agreement, dated as of February 5, 2002, by and between the Company and certain investors (incorporated by reference to Annex D to the Corporation's Definitive Proxy Statement dated March 4, 2002 and filed as Exhibit 99.1 to the Company's Report on Form 6-K filed with the Commission on March 13, 2002).

         4.16 Form of Registration Rights Agreement, dated February 6, 2002, by and between the Company and certain investors (filed herewith).

         4.17     [Reserved]

         4.18 Employment Agreement, dated May 1, 2002, between the Company and Thomas E. Durkin, III (filed herewith).

         4.19 Credit Agreement, dated as of June 27, 2002, by and among Company, various financial institutions, as Lenders, Bank of America, N.A. (Canada Branch), as Administrative Agent and Canadian Imperial Bank of Commerce, as Managing Agent (filed herewith).

         8.1      List of Subsidiaries (filed herewith).

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                       CAPITAL ENVIRONMENTAL RESOURCE INC.

                               Date: July 12, 2002

               SIGNATURE                                     TITLE
               ---------                                     -----

/s/ David Sutherland-Yoest                           Chairman of the Board,
---------------------------------------              Chief Executive Officer and
David Sutherland-Yoest                               Director


/s/ Gary W. Degroote                                 Director
---------------------------------------
Gary W. DeGroote


/s/ Warren Grover                                    Director
---------------------------------------
Warren Grover


/s/ Lucien Remillard                                 Director
---------------------------------------
Lucien Remillard


/s/ Don A. Sanders                                   Director
---------------------------------------
Don A. Sanders


/s/ Stanley A. Sutherland                            Director
---------------------------------------
Stanley A. Sutherland


/s/ David  J. Feals                                  Chief Financial Officer
------------------------------------
David J. Feals

                         REPORT OF INDEPENDENT AUDITORS

TO THE STOCKHOLDERS OF
CAPITAL ENVIRONMENTAL RESOURCE INC.

     We have audited the consolidated balance sheets of Capital Environmental Resource Inc. (the "Company") as at December 31, 2001 and 2000 and the consolidated statements of operations and comprehensive income (loss), cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2001 in accordance with generally accepted accounting principles in the United States.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
APRIL 19, 2002, EXCEPT FOR NOTE 18(c), WHICH IS DATED AS AT JUNE 27, 2002

                                       F1

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                           CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                             AS AT            AS AT
                                                                         DECEMBER 31,     DECEMBER 31,
                                                                             2001             2000
                                                                         ============     ============
                                     ASSETS

CURRENT ASSETS

   Cash and cash equivalents                                             $      2,469     $          -

   Accounts receivable - trade (net of allowance for doubtful
   accounts of $507; 2000 - $319)                                              10,620           14,174

   Prepaid expenses and other current assets (Notes 16, 17
   and 18(b))                                                                   4,340            3,786
                                                                         ------------     ------------

TOTAL CURRENT ASSETS                                                           17,429           17,960

PROPERTY AND EQUIPMENT, NET (Note 4)                                           36,708           50,899

GOODWILL (Notes 3(b) and 5)                                                    54,489           78,919

OTHER INTANGIBLE AND NON-CURRENT ASSETS                                         2,026            4,494

DEFERRED INCOME TAXES (Note 12)                                                     -              687
                                                                         ------------     ------------

TOTAL ASSETS                                                             $    110,652     $    152,959
                                                                         ============     ============

           See accompanying Notes to Consolidated Financial Statements

                                       F2

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                           CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                     AS AT             AS AT
                                                                                  DECEMBER 31,     DECEMBER 31,
                                                                                      2001             2000
                                                                                  ============     ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Bank overdraft                                                                 $          -     $        595

   Accounts payable                                                                      3,369            3,992

   Accrued expenses and other current liabilities (Notes 6 and 17)                       8,002            7,820

   Current portion of long-term debt (Notes 7 and 18(c))                                   256           29,444

   Current portion of capital lease obligations (Note 8)                                   798            1,011
                                                                                  ------------     ------------

TOTAL CURRENT LIABILITIES                                                               12,425           42,862

LONG-TERM DEBT (Notes 7 and 18(c))                                                      50,973           68,484

CAPITAL LEASE OBLIGATIONS (Note 8)                                                       1,341            2,958
                                                                                  ------------     ------------

                                                                                        64,739          114,304
                                                                                  ------------     ------------

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY (Note 11)
   COMMON STOCK: unlimited stock without par value authorized; 23,696,627
   (2000 - 7,196,627) issued and outstanding                                            85,173           57,066

   Options and warrants                                                                    851                -

   Accumulated other comprehensive loss                                                 (4,306)          (2,274)

   Deficit                                                                             (35,805)         (16,137)
                                                                                  ------------     ------------

TOTAL STOCKHOLDERS' EQUITY                                                              45,913           38,655
                                                                                  ------------     ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $    110,652     $    152,959
                                                                                  ============     ============

           See accompanying Notes to Consolidated Financial Statements

                                       F3

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
      CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                            STATEMENTS OF OPERATIONS
                         FOR THE YEARS ENDED DECEMBER 31

                                                                               2001               2000             1999
REVENUES                                                                   $    93,241        $   117,008       $    97,551

OPERATING EXPENSES
   Cost of operations                                                           63,140             79,396            66,190
   Depreciation and amortization                                                11,276             12,181             8,134
   Selling, general and administrative                                          19,177             18,622            13,118
   Goodwill impairment losses (Note 5)                                           3,400             13,500                 -
   Loss (gain) on property and equipment (Note 16)                                  34                (69)           (1,199)
   Loss on sale of U.S. operations (Note 3(b))                                   4,885                  -                 -
                                                                           -----------        -----------       -----------

INCOME (LOSS) FROM OPERATIONS                                                   (8,671)            (6,622)           11,308

   Interest and financing expense                                               10,029             10,649             6,232
                                                                           -----------        -----------       -----------

INCOME (LOSS) BEFORE INCOME TAXES                                              (18,700)           (17,271)            5,076

   Income tax provision (Note 12)                                                  968              1,010             2,053
                                                                           -----------        -----------       -----------

NET INCOME (LOSS)                                                          $   (19,668)       $   (18,281)      $     3,023
                                                                           ===========        ===========       ===========

BASIC NET INCOME (LOSS) PER COMMON SHARE (Note 13)                         $     (1.60)       $     (2.54)      $      0.60
                                                                           ===========        ===========       ===========

DILUTED NET INCOME (LOSS) PER COMMON SHARE (Note 13)                       $     (1.60)       $     (2.54)      $      0.51
                                                                           ===========        ===========       ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 13)

   Basic                                                                    12,259,641          7,196,627         5,068,607
                                                                           ===========        ===========       ===========

   Diluted                                                                  12,259,641          7,196,627         5,976,659
                                                                           ===========        ===========       ===========

                    STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

NET INCOME (LOSS)                                                          $   (19,668)       $   (18,281)      $     3,023
   Other comprehensive income (loss) - Foreign currency translation
   adjustments                                                                  (2,032)            (1,384)              267
                                                                           -----------        -----------       -----------

COMPREHENSIVE INCOME (LOSS)                                                $   (21,700)       $   (19,665)      $     3,290
                                                                           ===========        ===========       ===========

           See accompanying Notes to Consolidated Financial Statements

                                       F4

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)

                         FOR THE YEARS ENDED DECEMBER 31

                                                                        2001        2000        1999
CASH FLOWS FROM OPERATING ACTIVITIES

  Net income (loss)                                                   $(19,668)   $(18,281)   $  3,023

  Adjustments to reconcile net income (loss) to net cash flows from operating activities -

    Depreciation and amortization                                       11,276      12,181       8,134

    Goodwill impairment losses                                           3,400      13,500           -

    Deferred income taxes                                                  687        (476)        645

    Provision for losses related to sale of U.S. assets                  4,885           -           -

    Loss (gain) on disposal of property and equipment                       34         (69)     (1,199)

    Restructuring and assets written down                                    -       1,177           -

    Unrealized foreign exchange loss                                     1,003           -           -

    Non-cash compensation and settlement costs                             851           -           -

    Amortization of deferred financing costs and other                   2,101         815         375

  Changes in operating assets and liabilities, net of effect of acquisitions and divestitures -

    Accounts receivable - trade, net                                     2,641      (1,392)     (2,285)

    Prepaid expenses and other current assets                              281         (22)       (660)

    Accounts payable                                                      (512)        (87)     (1,665)

    Accrued expenses and other current liabilities                         280       2,642         680

    Income and other taxes                                                (574)     (2,626)     (1,073)
                                                                      --------    --------    --------

                                                                         6,685       7,362       5,975
                                                                      --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES

  Net proceeds from sale of U.S. operations                             19,092           -           -

  Acquisition of businesses, net of cash acquired                         (341)     (8,003)    (45,653)

  Capital expenditures                                                  (3,778)    (14,362)     (3,562)

  Proceeds from disposal of property and equipment                         478         685         497

  Proceeds from insurance for replacement of property and equipment          -       1,054           -

  Loans and advances to employees                                           89          41        (269)

  Shortfall payment on Class "B" Special Stock                          (1,001)          -           -

  Other (Note 18(b))                                                    (1,259)     (1,071)     (1,084)
                                                                      --------    --------    --------

                                                                        13,280     (21,656)    (50,071)
                                                                      --------    --------    --------

                                       F5

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)

                         FOR THE YEARS ENDED DECEMBER 31

                                                                        2001        2000        1999
CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from issuance of long-term debt                                   -      27,662      62,868

  Principal repayments on long-term debt                               (43,464)    (13,629)    (37,807)

  Repayment of capital lease liability                                  (1,882)     (1,088)     (1,230)

  Net proceeds from issuance of common stock                            29,108           -      30,670

  Redemption of redeemable and convertible stock                             -           -      (6,900)

  Debt issuance costs                                                     (559)       (615)     (3,222)

  Short-term bank indebtedness                                            (595)        595           -
                                                                      --------    --------    --------

                                                                       (17,392)     12,925      44,379
                                                                      --------    --------    --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS              (104)        (29)         55
                                                                      --------    --------    --------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         2,469      (1,398)        338

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               -       1,398       1,060
                                                                      --------    --------    --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                              $  2,469    $      -    $  1,398
                                                                      ========    ========    ========

           See accompanying Notes to Consolidated Financial Statements

                                       F6

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                  OPTIONS
                                                                    AND          ACCUMULATED
                                                     COMMON       WARRANTS          OTHER         RETAINED       TOTAL
                                                      STOCK        (NOTE        COMPREHENSIVE     EARNINGS    STOCKHOLDERS'
                                                    (NOTE 11)      11(b))           LOSS          (DEFICIT)      EQUITY
BALANCE AT DECEMBER 31, 1998                        $  7,528      $      -        $ (1,157)       $   (879)     $  5,492

Issuance of common stock, net of costs                32,085             -               -               -        32,085

Conversion of redeemable and convertible
  stock                                               17,453             -               -               -        17,453

Foreign currency translation adjustments                   -             -             267               -           267

Net income                                                 -             -               -           3,023         3,023
                                                    --------      --------        --------        --------      --------

BALANCE AT DECEMBER 31, 1999                          57,066             -            (890)          2,144        58,320

Foreign currency translation adjustments                   -             -          (1,384)              -        (1,384)

Net loss                                                   -             -               -         (18,281)      (18,281)
                                                    --------      --------        --------        --------      --------

BALANCE AT DECEMBER 31, 2000                          57,066             -          (2,274)        (16,137)       38,655

Issuance of common stock, net of costs                29,108             -               -               -        29,108

Shortfall payment on Class "B" Special Stock
(Note 10(b))                                          (1,001)            -               -               -        (1,001)

Options granted                                            -           165               -               -           165

Warrants granted                                           -         1,597               -               -         1,597

Unearned compensation                                      -          (911)              -               -          (911)

Foreign currency translation adjustments                   -             -          (2,032)              -        (2,032)

Net loss                                                   -             -               -         (19,668)      (19,668)
                                                    --------      --------        --------        --------      --------

BALANCE AT DECEMBER 31, 2001                        $ 85,173      $    851        $ (4,306)       $(35,805)     $ 45,913
                                                    ========      ========        ========        ========      ========

           See accompanying Notes to Consolidated Financial Statements

                                       F7

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

1.   BASIS OF PRESENTATION

     The consolidated financial statements of Capital Environmental Resource Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and all figures are presented in thousands of U.S. dollars, except share and per share data or except where expressly stated as being in Canadian dollars ("C$") or in millions. Except as indicated in Note 19, the consolidated financial statements conform, in all material respects, with accounting principles generally accepted in Canada ("Canadian GAAP").

     The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Actual results could be materially different from those estimates.

2.   ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  ORGANIZATION AND BUSINESS

     The Company is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services to commercial, industrial and residential customers. The Company was incorporated in the Province of Ontario, Canada on May 23, 1997 in order to take advantage of consolidation opportunities in the solid waste services industry in Canada and the United States. During fiscal 2000, the Company decided to discontinue its business in the northeastern U.S. and in fiscal 2001 disposed of all of its U.S. operations (note 3(b)). The Company now operates in one segment, Canada, with operations in eastern and western Canada. At December 31, 2001, the Company operated 11 transfer stations, 5 material recycling facilities and 1 landfill. The Company also operated, but did not own, 2 municipal landfills and 1 transfer station under term contracts.

(b)  CONSOLIDATION

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

(c)  FOREIGN CURRENCY TRANSLATION

     The functional currency of the Company and its Canadian operations is the Canadian dollar. Assets and liabilities of the Canadian operations, which are denominated in other than Canadian dollars are translated into Canadian dollars at the exchange rate in effect at the relevant balance sheet date. Revenues and expenses are translated at the exchange rate at the date of the transaction. Gains and losses arising on foreign exchange in the Canadian operations are included in income in the period.

                                       F8

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

     The Company reports in U.S. dollars. Accordingly, assets and liabilities of Canadian operations have been translated from Canadian dollars into U.S. dollars at the exchange rates in effect at the relevant balance sheet date, and revenue and expenses of Canadian operations have been translated from Canadian dollars into United States dollars at the weighted average exchange rates prevailing during the period. Unrealized gains and losses on translation of the Canadian operations into U.S. dollars are reported as a separate component of stockholders' equity and are included in comprehensive income (loss).

(d)  BUSINESS COMBINATIONS AND ACQUISITIONS

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

     In certain business combinations and acquisitions, the Company agrees to pay additional amounts to vendor's contingent upon achievement by the acquired businesses of certain negotiated goals, such as targeted cash flow levels. Contingent payments, when determinable, are recorded as additional purchase price.

(e)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are defined as cash and short-term highly liquid deposits with maturity dates of less than 90 days.

(f)  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents only with high credit quality financial institutions. The Company's trade accounts receivable are not subject to a concentration of credit risk. The Company's customers are diversified as to both geographic and industry concentrations. The Company maintains an allowance for losses based on the expected collectibility of the accounts. Credit losses have been within management's expectations.

(g)  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost less accumulated depreciation. Improvements or betterments, which extend the life of an asset, are capitalized. Expenditures for maintenance and repair costs are charged to operations as incurred. Gains and losses resulting from property or equipment retirements or disposals are credited or charged to cost of operations in the year of disposal. Depreciation is computed over the estimated useful lives using the straight-line method as follows:

          Buildings...........................................   10 to 25 years
          Vehicles............................................         10 years
          Containers, compactors and recycling equipment......    5 to 12 years
          Furniture, fixtures and other office equipment......     3 to 5 years
          Leaseholds..........................................    term of lease

                                       F9

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

     Certain landfill site costs are capitalized, recorded at cost and are added to the estimated present value of the projected cell development costs to determine the amount to be amortized over the remaining estimated useful life of the site. Amortization is recorded on a unit of consumption basis. In addition, the difference between the present value of the landfill's estimated final closure and post-closure costs and amounts accrued to date is accrued prospectively on a unit of consumption basis over the remaining capacity of the landfill based on permitted air space.

     The Company reviews the carrying values of its property, equipment and landfill sites to determine whether such values are recoverable from future estimated earnings. The amount of any impairment is charged against income.

(h)  GOODWILL

     Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of acquired businesses and is amortized on a straight-line basis over the period of expected benefit of 40 years. Accumulated amortization and impairment write-downs were $9,332 and $19,726 at December 31, 2001 and 2000, respectively.

     Should events or circumstances occur subsequent to the acquisition of a business, which bring into question the recoverable value of the related goodwill, the Company will re-evaluate the remaining useful life of goodwill and its carrying amount and make adjustments, if necessary. The carrying value would be reduced to the estimated fair value if the Company's best estimate for expected future non-discounted cash flows of the business before interest would be less than the carrying amount.

(i)  OTHER INTANGIBLES AND NON-CURRENT ASSETS

     Other intangibles and non-current assets include disposal agreements, significant municipal customer contracts and non-competition agreements related to acquisitions and deferred financing costs. Other intangibles and non-current assets are recorded at their cost, less accumulated amortization. Amortization is charged on a straight-line basis over the life of the contracts or agreements, which range from 3 to 10 years. Accumulated amortization was $4,862 and $3,247 as at December 31, 2001 and 2000, respectively.

(j)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The book values of the cash and cash equivalents, bank overdraft, accounts receivable, accounts payable and accrued expenses and other current liabilities approximate their respective fair values due to the short-term nature of these instruments. The Company's long-term debt instruments that are outstanding as at December 31, 2001 have carrying values that approximate their respective fair values based on the current rate offered to the Company for debt with similar market risk and maturities. See Note 7 for the terms and carrying values of the Company's various debt instruments.

                                       F10

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

(k)  DERIVATIVE FINANCIAL INSTRUMENTS

     From time to time, the Company uses derivatives to manage interest rate and currency risk. The Company's policy is to use derivatives for risk management purposes only, and it does not enter into such contracts for trading purposes. The Company enters into derivatives only with high credit quality financial institutions.

     Instruments accounted for as hedges must be effective at managing risk associated with the exposure being hedged and must be designated as a hedge at the inception of the hedge. Accordingly, changes in market values or cash flows of hedge instruments must have a high degree of inverse correlation with changes in market values or cash flows of the underlying hedged items. Prior to fiscal 2001, under hedge accounting treatment, current period income was not affected by the increase or decrease in the fair market value of derivative instruments, as these instruments were not reflected in the financial statements at fair market value. Early termination of a hedging instrument did not result in recognition of immediate gain or loss except in those cases when the debt instruments to which a contract is specifically linked was terminated.

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") was adopted by the Company effective January 1, 2001. SFAS No. 133 established accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet either as an asset or a liability at their fair values. The statement requires that changes in the derivatives' fair value be recognized in earnings unless specified hedge accounting criteria are met. The Company did not account for the derivatives held at December 31, 2000 as hedges when it adopted SFAS No. 133. The impact of the change in method of accounting for derivatives held at December 31, 2000 was not significant.

(l)  ENVIRONMENTAL COSTS

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

(m)  ACCRUED CLOSURE AND POST-CLOSURE COSTS

     As of December 31, 2001, the Company owned 1 landfill and, accordingly, accrued for an estimated $170 (December 31, 2000 - $121) of landfill closure and post-closure costs. Accrued closure and post-closure costs represent an estimate of the future obligation associated with closure and post-closure monitoring of the non-hazardous solid waste landfill owned by the Company. Site specific closure and post-closure engineering cost estimates are prepared for the landfill owned by the Company. The impact of changes in estimates, based on an annual update, will be accounted for on a prospective basis. The present value of estimated future costs are accrued based on accepted tonnage as permitted landfill airspace is consumed. The Company estimates the amounts and timing of payments related to closure and post-closure costs and discounts these future costs. As at December 31, 2001, the Company applied a 7.5% discount factor to closure and post-closure costs.

                                       F11

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

(n)  REVENUE RECOGNITION

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

(o)  INCOME TAXES

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

(p)  NET INCOME (LOSS) PER SHARE INFORMATION

     Net income (loss) per share has been computed in accordance with the statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128").

     Basic earnings per share are calculated by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the dilution that would occur under the treasury stock method if the dilutive securities and other contracts to issue common stock were exercised or converted into common stock at the beginning of the period.

(q)  FINANCING COSTS

     Costs associated with arranging the Company's Term Loan and Credit Facility agreements have been deferred and are being written off over the term of the debt. Costs associated with the Company's initial public offering were deferred until the offering was completed, at which time they were netted against the proceeds raised. Subsequent costs of raising equity have been netted against the proceeds raised.

(r)  NEW ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. SFAS No. 141 also specifies criteria for intangible assets acquired in a business combination to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of

                                       F12

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company was required to adopt the provisions of SFAS No. 141 effective July 1, 2001, for new transactions and SFAS No. 142 will be adopted by the Company commencing January 1, 2002.

     The Company's existing goodwill and intangible assets will continue to be amortized prior to the adoption of SFAS No. 142. SFAS No. 141 requires that, upon adoption of SFAS No. 142, the Company evaluate its existing intangible assets and goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all recorded intangible assets, and make any necessary amortization period adjustments by July 1, 2002. Additionally, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 by July 1, 2002. Any impairment loss will be measured as of the date of adoption and recognized in earnings as the cumulative effect of a change in accounting principle. Amortization of goodwill, which amounted to $1.8 million and $2.5 million in fiscal 2001 and 2000, respectively, would no longer be recorded in future years. The Company is currently addressing the impact of adopting SFAS Nos. 141 and 142.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 will require, upon adoption, that the Company recognize as a component of asset cost, the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Under this statement, the liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will be required to adopt SFAS No. 143 on January 1, 2003. The Company has not determined the effect of adoption of this new standard.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business (as previously defined in that opinion). SFAS No. 144 is effective for Consolidated Financial Statements issued for fiscal years beginning after December 15, 2001. The Company will be required to adopt SFAS No. 144 on January 1, 2002. The new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company has not determined the effect of adoption of this new standard.

     In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". This new standard is effective for fiscal years beginning on or after May 15, 2002 or for transactions occurring after May 15, 2002 related to SFAS No. 13, paragraphs 8 and 9(c).

                                       F13

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

     This statement rescinds SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, SFAS No. 64 "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This statement also rescinds SFAS No. 44 "Accounting for Intangible Assets of Motor Carriers". This Statement amends SFAS No. 13 "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company will adopt this new standard prospectively on January 1, 2003 and has not yet assessed the impact of its adoption.

(s)  RECLASSIFICATIONS

     Certain 2000 and 1999 financial statement amounts have been reclassified to conform with the 2001 presentation.

3.   ACQUISITIONS AND DISPOSALS OF BUSINESSES

(a)  BUSINESS ACQUISITIONS

     During the years ended December 31, 2001, 2000 and 1999, the Company acquired 1, 3 and 19 solid waste collection businesses, respectively. The Company also acquired one landfill operation in fiscal 2000. The results of operations of the acquired business were included from the dates of acquisition. The assets acquired and liabilities assumed were accounted for by the purchase method of accounting and include the following:

====================================================================================
                                                         2001      2000      1999
====================================================================================
Net current assets (liabilities)                        $   (24)  $    37   $   (722)
Property and equipment                                       28     6,416     11,712
Goodwill and other intangibles                              359     1,684     37,575
------------------------------------------------------------------------------------
Total assets acquired                                       363     8,137     48,565
Less: Long-term deferred obligations                          -       134      1,418
      Deferred taxes                                          -         -        563
------------------------------------------------------------------------------------
Net cost of acquisition                                 $   363   $ 8,003   $ 46,584
====================================================================================

     The acquisitions were financed as follows:

====================================================================================
                                                         2001      2000      1999
====================================================================================
Cash                                                    $   363   $ 7,869   $ 45,667
Long-term debt assumed                                        -       134        851
Common stock and common stock options                         -         -         66
====================================================================================
                                                        $   363   $ 8,003   $ 46,584
====================================================================================

     Certain purchase agreements contain contingent purchase consideration. When the contingency is resolved, a liability is recorded and the amount is treated as additional purchase consideration.

                                       F14

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

     The following unaudited condensed pro forma consolidated statement of operations information shows the results of the Company's operations for the years ended December 31, 2001 and 2000 as if the acquisitions in 2001 and 2000 had occurred at the beginning of the years presented:

=============================================================================
(UNAUDITED)                                             2001          2000
=============================================================================
STATEMENT OF OPERATIONS DATA
 Revenue                                           $     93,749   $   118,724
 Loss from operations                                    (8,496)       (6,372)
 Net loss                                               (19,577)      (18,240)

 Basic and diluted loss per common share           $      (1.60)  $     (2.53)

PRO FORMA WEIGHTED AVERAGE NUMBER OF SHARES
 Basic and diluted                                   12,259,641     7,196,627
=============================================================================

     These pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of the beginning of the respective fiscal years, or the results of future operations of the Company. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the acquisitions.

(b)  DISPOSAL OF U.S. OPERATIONS

     On April 2, 2001, the Company entered into an agreement with Waste Management Inc. for the sale of a substantial majority of its assets used in connection with its operations in Rochester, New York; Syracuse, New York; and Williamsport, Pennsylvania, for a total sale price of approximately $20.6 million. The net cash proceeds (after taking into account a holdback of approximately $1.0 million at December 31, 2001 plus transaction and other related costs) from the transaction amounted to approximately $18.1 million. In addition to the operating assets sold, goodwill of approximately $15.4 million related to the U.S. businesses was written off.

     In June 2001, the Company entered into agreements to sell the remaining assets used in connection with its operations in the U.S. for a combined sale price of approximately $1.5 million. The net cash proceeds (after taking into account transaction and other related costs) from these transactions were approximately $1.0 million.

     In connection with the sale of its U.S. operations, the Company has accrued expenses as at December 31, 2001 of approximately $1.0 million related primarily to lease termination penalties, severance costs, professional fees and other transaction costs yet to be paid. The overall loss on disposition of the operations in the U.S. was approximately $4.9 million.

                                       F15

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

4.   PROPERTY AND EQUIPMENT

     Property and equipment consist of the following as at December 31, 2001 and 2000:

======================================================================================
                                                                     2001       2000
======================================================================================
Land and buildings                                                 $  1,629   $  1,708
Landfill site                                                         4,372      4,584
Vehicles                                                             27,807     35,113
Containers, compactors and recycling equipment                       20,913     23,039
Furniture, fixtures and other office equipment and leaseholds         2,673      3,043
--------------------------------------------------------------------------------------
Total property and equipment                                         57,394     67,487
Less:  Accumulated depreciation                                      20,686     16,588
--------------------------------------------------------------------------------------
Property and equipment, net                                        $ 36,708   $ 50,899
======================================================================================

     Included in property and equipment at December 31, 2001 are vehicles held under capital leases with a cost of $3,820 (2000 - $5,643) and accumulated depreciation of $1,098 (2000 - $1,038). Also included are assets held for sale at a carrying amount of $612.

     Depreciation expense for the year ended December 31, 2001 was $8,786
(2000 - $8,745; 1999 - $5,214). Included in 2001 depreciation expense is additional depreciation and write-downs of $2.0 million (2000 - $1.1 million) to reflect adjustments to estimated lives and the write-down to salvage value of certain equipment as a result of management's periodic review of property and equipment.

     Based on current rates of utilization and on permitted airspace capacity, the life of the Company's landfill is in excess of 25 years. On a periodic basis, the Company updates the development cost estimates, closure and post-closure and future capacity estimates for the landfill. Future capacity estimates are updated using aerial surveys by third party engineers to estimate utilized disposal capacity and remaining disposal capacity. These cost and capacity estimates are reviewed and approved by senior management periodically. The Company expensed approximately $238 related to landfill amortization during the year ended December 31, 2001 (2000 - $327).

5.   GOODWILL

     During fiscal 2001, as part of management's periodic review of goodwill, based on the estimated future undiscounted cash flows, the Company determined that the related goodwill at two locations was impaired and, accordingly, as at December 31, 2001 an impairment loss of $3,400 was recorded to reduce the carrying amount of goodwill to its estimated fair market value.

     As a result of losses experienced by the Company's U.S. operations during fiscal 2000, the Company carried out a review for impairment of the long-lived assets related to the U.S. operations and the related goodwill. Based on the estimated future undiscounted cash flows and after considering the proceeds of the subsequent sale of a substantial majority of the U.S. assets which occurred on April 2, 2001 (note 3(b)), the Company determined that the related goodwill was impaired and accordingly, as at December 31, 2000, an impairment loss of $13,500 was recorded to reduce the carrying amount of the goodwill associated with the U.S. operations to its estimated fair value.

                                       F16

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

6.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities consist of the following as at December 31:

======================================================================================
                                                                     2001       2000
======================================================================================
Accrued employee and subcontractor costs                           $  1,881   $  1,431
Accrued disposal costs                                                1,654      1,961
Accrued closure costs for U.S. operations                             1,029          -
Other accrued expenses and current liabilities                        3,438      4,428
--------------------------------------------------------------------------------------
                                                                   $  8,002   $  7,820
======================================================================================

7.   LONG-TERM DEBT

     Long-term debt consists of the following at December 31:

======================================================================================
                                                                     2001       2000
======================================================================================
Senior debt                                                        $ 50,803   $ 96,798
Other subordinated promissory notes payable                              63         67
Other long-term debt                                                    363      1,063
--------------------------------------------------------------------------------------
                                                                     51,229     97,928
Less:  Current portion                                                  256     29,444
--------------------------------------------------------------------------------------
                                                                   $ 50,973   $ 68,484
======================================================================================

     As at December 31, 1999, the Company had an available line of credit of $85.0 million under its amended Credit Facility and an additional $25.0 million owing under a Term Loan facility (collectively the "Senior Debt").

     As at June 30, 2000 and September 30, 2000, the Company had breached certain financial covenants under the Senior Debt agreements. The Company negotiated with its lenders and on December 4, 2000 signed a third amendment to the Senior Debt facilities.

     Pursuant to the third amendment, the availability under the Senior Debt facilities was decreased to $103.0 million from $110.0 million. It was also agreed that the availability under the Credit Facility and Term Loan would be mandatorily reduced at each calendar quarter end by $765 and $235 per quarter, respectively, in 2001 and further reduced by $956 and $294 per quarter, respectively, for each of the first three calendar quarters of 2002. The Term Loan had an additional commitment reduction of $3,398 on November 1, 2002 and was to terminate on November 27, 2004. The Credit Facility was to terminate on November 1, 2002.

     In addition to the above-noted commitment reductions, the Senior Debt, subject to certain restrictions on the Term-loan, had commitment reductions for annual excess cash flows, certain asset sales and upon the termination of certain hedging agreements. Additional events of default under the third amendment included a requirement to provide the Senior Debt lenders with a binding letter of commitment for an equity issuance or subordinated debt financing with net proceeds of $25.0 million by March 15, 2001 and to receive such proceeds by June 1, 2001. An additional requirement under the Credit Facility was to provide the lenders, by August 1, 2002, with

                                       F17

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

a binding letter of commitment from one or more lenders in an amount sufficient to repay in full the Credit Facility.

     On March 15, 2001, the Company provided a notice of default to its bank syndicate indicating that the binding letter of commitment condition was not met and as a result the Company was in default of its Senior Debt. On April 2, 2001, the Company entered into an agreement to sell a substantial majority of its assets used in connection with its operations in the U.S. (note 3(b)). The initial net cash proceeds from the transaction of approximately $16.4 million, was used to repay Senior Debt. In conjunction with the above transaction, the bank syndicate agreed to forebear on their rights under the Senior Debt agreement and entered into a fourth amendment to the Senior Debt facility on March 30, 2001.

     The effect of the fourth amendment was that the bank syndicate agreed to exclude the effects of the U.S. asset sale for purposes of determining the Company's compliance with its financial covenants and not to take action with respect to certain defaults under the Senior Debt facilities provided that the Company satisfied certain conditions, including that it continued to make reasonable progress towards a transaction to reduce or refinance the Senior Debt by $16.0 million on or before June 15, 2001.

     On June 15, 2001, the Company had not raised $16.0 million from the issuance of equity or subordinated debt and therefore continued to be in breach of its obligation under the Senior Debt facilities.

     On September 10, 2001, the Company issued 16.5 million Common Shares for net proceeds of $29.1 million. Concurrent with the equity issuance, the Company entered into a fifth amendment to the Senior Debt facilities and made a permanent debt repayment of approximately $16.0 million.

     The fifth amendment modified certain financial covenants and waived the Company's existing defaults under the Senior Debt facilities relating to the Company's failure to meet the specified deadline for an equity infusion. In addition, the amendment changed the termination date under the Senior Debt facilities to July 31, 2002 and required the Company to obtain a binding commitment to refinance the Senior Debt facilities by May 31, 2002 (see Note 18(c)).

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

     The Senior Debt contains certain covenants and restrictions regarding, among other things, minimum net worth, minimum interest coverage ratios, maximum capital expenditures, maximum total debt to consolidated earnings before interest, depreciation and amortization, and taxes ratios and maximum total debt to equity ratios. Additionally, while the Senior Debt agreement remains in force, the Company is not permitted to pay cash dividends on its capital stock. As at December 31, 2001, the Company was not in compliance with the covenants of its Senior Debt.

                                       F18

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

     At December 31, 2001, the Company had, subject to the covenants and restrictions described in the preceding paragraph and including letters of credit, up to $10.6 million (December 31, 2000 - $1.4 million) of unused availability under the Senior Debt. The weighted average rate of interest on the Senior Debt for the year ended December 31, 2001 was 9.5% (2000 - 8.6%; 1999 - 7.3%). As of December 31, 2001, approximately $27.9 million (2000 - $42.8 million) of the Company's Senior Debt was denominated in U.S. dollars.

     Subsequent to year-end, the Company concluded the refinancing of its Senior Debt facility (see Note 18(c) for terms of new facility). Accordingly, based on the conditions and repayment terms of the new facility, the Senior Debt is classified as a long-term obligation in these consolidated financial statements and the aggregate annual principal repayments required in respect of long-term debt as at December 31, 2001, adjusted to reflect the payment terms of the new facility, are as follows:

          2002.................................................... $    256
          2003....................................................        -
          2004....................................................   11,209
          2005....................................................   39,594
          2006....................................................        -
          Thereafter..............................................      170
                                                                   --------
                                                                   $ 51,229
                                                                   ========

     Deferred financing costs at December 31, 2001 and 2000 were $1,426 and $2,804, respectively.

8.   COMMITMENTS AND CONTINGENCIES

(a)  LEASES

     The following is a schedule of future minimum lease payments at December 31, 2001:

                                                                   OPERATING     CAPITAL
                                                                   =========     ========
          2002.................................................... $   1,747     $    947
          2003....................................................     1,180          962
          2004....................................................       776          469
          2005....................................................       432            -
          2006....................................................       325            -
          Thereafter..............................................       426            -
                                                                   ---------     --------
                                                                   $   4,886      $  2,378
                                                                   =========
           Less:  Amount representing interest....................                    239
                                                                                 --------
                                                                                 $  2,139
           Less:  Current portion of capital lease obligations....                    798
                                                                                 --------
           Long-term capital lease obligations....................               $  1,341
                                                                                 ========

     Total rent expense, under operating leases charged to operations, was approximately $1,893 for the year ended December 31, 2001 (2000 - $2,062; 1999 - $1,583).

                                       F19

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

     The Company leases certain heavy equipment and hauling vehicles under leases that qualify for treatment as capital leases. The assets related to these leases have been capitalized and are included in property and equipment.

(b)  PERFORMANCE BONDS AND LETTERS OF CREDIT

     Municipal solid waste services contracts, permits and licences to operate transfer stations and recycling facilities may require performance or surety bonds, letters of credit or other means of financial assurance to secure contractual performance. As of December 31, 2001, the Company had provided customers and various regulatory authorities with such bonds and letters of credit amounting to approximately $9.2 million (2000 - $10.2 million) to collateralize its obligations. If the Company was unable to obtain performance or surety bonds or letters of credit in sufficient amounts or at acceptable rates, it could be precluded from entering into additional municipal solid waste services contracts or obtaining or retaining landfill, transfer station, recycling facility or operating permits and licences.

(c)  ENVIRONMENTAL RISKS

     The Company is subject to liability for environmental damage that its solid waste facilities may cause, including damage to neighbouring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. Pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors may also be subject to liability for any off-site environmental contamination caused by the Company.

     Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As at the date of these consolidated financial statements, the Company is not aware of any such environmental liabilities that would be material to the Company's operations or financial condition.

(d)  LEGAL PROCEEDINGS

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

     In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of the waste management business. However, as at December 31, 2001, there was no current proceeding or litigation involving the Company that the Company believes will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

                                       F20

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

9.   DERIVATIVE FINANCIAL INSTRUMENTS

     Under the terms of the credit facility, the Company was required to enter into a foreign exchange/interest rate cross swap agreement to reduce its exposure to fluctuations in exchange rate changes between the Canadian and United States dollars. The transaction effectively converted the Term Loan from a United States dollar denominated United States LIBOR interest rate based loan into a Canadian dollar denominated Canadian Bankers' Acceptance interest rate based loan. As at December 31, 1999, this cross swap instrument effectively converted the Term Loan into a C$36,725 loan bearing interest at the Canadian Bankers' Acceptance interest rate.

     The cross swap agreement was structured to hedge the principal amount outstanding under the life of the Term Loan agreement. The fair value of the cross swap agreement as at December 31, 1999 was $357, which reflects the estimated amount the Company would have to pay to terminate the cross swap agreement.

     Under the terms of the Loan Agreement, the Company was required, prior to the end of the second quarter of its 2000 fiscal year, to effectively fix or cap interest rates on not less than $25.0 million of debt under the Loan Agreement. As of December 31, 2000, this interest rate hedge agreement was no longer required and the Company had C$24.7 million of interest rate caps in place at a blended rate of 7.0% expiring in April 2003. At December 31, 2001, the fair value of the interest rate caps was nominal.

     During fiscal 2000, in conjunction with the further amendments to the Senior Debt facilities, the Company was no longer required to maintain the foreign exchange/cross swap agreement. The Company terminated the cross swap agreement resulting in net cash proceeds of $665.

10.  REDEEMABLE AND CONVERTIBLE STOCK

(a)  CONVERTIBLE PREFERENCE STOCK

     On July 11, 1997, the Company issued 8,000 shares of redeemable convertible preference stock at a price of C$1,000 per share for net proceeds of $5,748 cash in a private placement. Each preference share was convertible at any time at the option of the holder or automatically convertible into 138.47 Common Shares upon completion of a "qualifying initial public offering". On June 8, 1999, the convertible preference shares were converted into 1,107,750 Common Shares. No convertible preference stock remained authorized or outstanding as at December 31, 1999.

(b)  CLASS "B" SPECIAL STOCK

     On November 1, 1997, the Company issued 400,000 redeemable convertible Class "B" Special shares valued at $7,455 in exchange for the remaining outstanding common stock of Western Waste. The Class "B" Special Stock was automatically convertible into Common Stock on completion of a "qualifying public offering". The holders could otherwise require the Company to redeem such shares at a specified price of C$21.67 per share. On June 8, 1999, the Class "B" Special Stock was converted into 484,645 Common Shares on completion of the initial public offering ("IPO"). In satisfaction of the shortfall of the price of the initial public offering, the Company paid the holder an additional $459. In addition, it agreed to pay the holder an additional payment if the holder elected to sell up to 112,323 shares in the future, based on the shortfall if the selling price is less than C$21.67 per share. No Class "B" Special Stock remained authorized or

                                      F21

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS OF U.S.DOLLARS UNLESS OTHERWISE STATED)

outstanding as at December 31, 1999. During 2001, the Company paid the holder an additional $1.0 million in satisfaction of its shortfall obligation. This amount has been accounted for as a reduction of the value initially ascribed to the common shares.

(c)  REDEEMABLE COMMON STOCK

     On January 2, 1998, in connection with a business acquisition, the Company issued 500,175 Redeemable Common Shares valued at $5,202. In February 1999, the Company redeemed the 500,175 shares for cash of $6,900. The excess of the redemption price over the value of the Redeemable Common Shares of $1,698 was accounted for as additional purchase consideration in fiscal 1998.

     On October 1, 1998, in connection with a business acquisition, the Company issued 280,240 Redeemable Common Shares valued at $3,541. The Common Shares were redeemable for $4,250 if an IPO was not completed by December 31, 1999. To the extent that the IPO price was less than $15.60 per share, the Company was obligated to issue additional Common Shares such that the value of the Common Stock at the date of the IPO was $4,250. On June 8, 1999, the Redeemable Common Shares were converted into 280,240 Common Shares, and an additional 106,128 Common Shares were issued in satisfaction of the obligation. No Redeemable Common Shares remained authorized or outstanding as at December 31, 1999.

11.  CAPITAL STOCK

CHANGES IN CAPITAL STOCK:

(a)  COMMON AND PREFERRED STOCK

     The Company has an unlimited number of Preferred Shares, issuable in series. As of December 31, 2001, there were no Preferred Shares issued or outstanding.

     Details of changes in common stock for the periods presented are as follows:

==================================================================================
                                                             SHARES       AMOUNT
==================================================================================
DECEMBER 31, 1998                                           1,993,758   $    7,528
Shares issued for cash on initial public offering           3,188,550       32,019
Shares issued on conversion of redeemable and
  convertible stock                                         1,978,763       17,453
Shares issued for acquisitions                                  4,784           66
Shares issued on exercise of warrants                          30,772            -
----------------------------------------------------------------------------------
DECEMBER 31, 1999 and 2000                                  7,196,627       57,066
Shares issued for cash on private placement                16,500,000       29,108
Shortfall payment on Class "B" Special Stock (Note 10(b))           -       (1,001)
----------------------------------------------------------------------------------
DECEMBER 31, 2001                                          23,696,627   $   85,173
==================================================================================

                                       F22

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSAND OF U.S. DOLLARS UNLESS OTHERWISE STATED)

(b)  STOCK PURCHASE OPTIONS AND WARRANTS

     In September 2001, the Company issued 1,000,000 warrants to purchase Common Stock to a director and officer at an exercise price of $2.70 per share expiring September 7, 2011. The market price at the date of grant was $3.82 per share resulting in a compensation cost of $1.12 million, which will be recorded in the consolidated statement of operations over the three-year vesting period in accordance with APB No. 25. For the year ended December 31, 2001, approximately 19% or $209 of the compensation cost has been recognized as an expense and the remaining amount, $911, will be expensed over the balance of the vesting period.

     On November 1, 2001, the Company issued 100,000 options to purchase Common Stock to a non-employee in conjunction with the settlement of a legal matter. The options were issued at the market price of $3.75 on the date of grant resulting in an expense recorded by the Company in the amount of $165. The options were valued in accordance with SFAS No. 123, "Accounting for Stock Based Compensation", using the Black-Scholes option pricing model applying the following assumptions: risk free interest rate of 3.21% and expected volatility of 79%. The options shall be fully vested and exercisable on November 1, 2003 and expire on November 1, 2005.

     On December 7, 2001, the Company issued 200,000 warrants to purchase Common Stock to a non-employee in connection with the settlement of a legal matter. The warrants were issued at the market price of $3.94 on the date of grant resulting in an expense recorded by the Company in the amount of $477. The warrants were valued in accordance with SFAS No.123, using the Black-Scholes option pricing model applying the following assumptions: risk free interest rate of 4.69% and expected volatility of 79%. The warrants vest over a period of four years and expire on December 8, 2005.

     In 1997, the Company issued 123,084 warrants to certain founding stockholders at an exercise price of C$0.007 per share expiring July 15, 2002. During the year ended December 31, 1999, 30,772 Common Shares were issued on exercise of warrants. At December 31, 2001, the aggregate warrants outstanding entitled holders to purchase 92,312 Common Shares.

(c)  EMPLOYEE AND DIRECTOR STOCK OPTION PLANS AND OPTION GRANTS

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

                                       F23

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSAND OF U.S. DOLLARS UNLESS OTHERWISE STATED)

     All options granted have been granted at or above market price. The weighted average exercise price of the aggregate outstanding options at December 31, 2001 was C$8.11 (or $5.09) compared to C$11.32 and C$14.70 (or $7.80 and
$10.12) at December 31, 2000 and 1999, respectively. The weighted average contractual life of the options outstanding as at December 31, 2001 was 3.5 years. Certain of the Company's options are priced in Canadian dollars and certain options are priced in U.S. dollars. Stock option activity for the three years ended December 31, 2001, is as follows:

=========================================================================================
                                             2001             2000             1999
=========================================================================================
Options outstanding, beginning of year       1,018,334        1,004,301          509,568
Options granted during the year              1,152,694          412,041          570,122
Options forfeited during the year             (299,315)        (398,008)         (75,389)
----------------------------------------------------------------------------------------
Options outstanding, end of year             1,871,713        1,018,334        1,004,301
----------------------------------------------------------------------------------------
Options exercisable, end of year               616,713          522,640          495,721
----------------------------------------------------------------------------------------
WEIGHTED AVERAGE PRICE: (C$ OPTIONS)
 Options granted                                     -                -     $      18.05
 Options forfeited                        $       9.64    $       16.85     $      18.05
 Options outstanding, end of year         $      13.25    $       12.00     $      12.92

OPTION PRICE RANGES: (C$ OPTIONS)
 Options granted                                     -                -     $      18.05
 Options forfeited                        $ 7.22-18.05    $  7.22-18.05     $      18.05
 Options outstanding, end of year         $ 7.22-18.05    $  7.22-18.05     $ 7.22-18.05

WEIGHTED AVERAGE PRICE: (US$ OPTIONS)
 Options granted                          $       3.16    $        4.36     $      11.35
 Options forfeited                        $       5.83    $        9.66     $      12.00
 Options outstanding, end of year         $       4.61    $        7.84     $      11.32

OPTION PRICE RANGES: (US$ OPTIONS)
 Options granted                          $2.23 - 4.05    $ 3.46 - 5.79     $ 5.30-14.50
 Options forfeited                        $ 2.23-12.00    $  4.00-12.00     $      12.00
 Options outstanding, end of year         $ 2.44-14.50    $  3.46-14.50     $ 5.30-14.50
=========================================================================================

(d)  FAIR VALUE OF OPTIONS AND WARRANTS

     As permitted by the Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", the Company applies APB No. 25 in accounting for options and warrants issued to employees, directors and officers of the Company to acquire Common Shares.

     No compensation cost has been recognized on the options as they have been granted at market value. Compensation cost has been recognized on the warrants issued to a director and officer as these warrants were granted below quoted market value (note 11(b)). Had compensation cost been determined based on the fair value of the options and warrants at the grant date consistent with the methodology in SFAS No. 123, the Company's historical net income (loss) and net income (loss) per share for the year would have been as follows:

                                       F24

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSAND OF U.S. DOLLARS UNLESS OTHERWISE STATED)

=======================================================================
                                           2001       2000       1999
=======================================================================
Net income (loss) - Historical basis:
 As reported                             $(19,668)  $(18,281)  $  3,023
 SFAS No. 123 adjustment                     (983)    (1,196)    (1,093)
-----------------------------------------------------------------------
 Pro forma                               $(20,651)  $(19,477)  $  1,930
=======================================================================

Basic net income (loss) per share:

 As reported                             $  (1.60)  $  (2.54)  $   0.60
-----------------------------------------------------------------------
 Pro forma                               $  (1.68)  $  (2.71)  $   0.38
=======================================================================

     As permitted under SFAS No. 123, the fair value of options granted up to December 31, 2001 was estimated using the Black-Scholes option pricing model using the following assumptions:

Annual dividend yield.................................. 0%
Weighted-average expected lives (years)................ 3 years
Risk-free interest rate................................ 3.21% to 6.2%
Volatility............................................. 70% to 80%

     This resulted in a weighted-average grant-date fair value of options granted of $2.46 (2000 - $3.55; 1999 - $3.60).

(e)  SHAREHOLDER RIGHTS PLAN

     On September 2, 1999, the Company adopted a Shareholder Rights Plan (the "Plan"). Under the terms of the Plan, Common Share purchase rights (the "Rights") were distributed at the rate of one Right for each Common Share held. Each Right will entitle the holder to buy 1/100th of a Common Share of the Company at an exercise price of $60.00. The Rights will be exercisable and will trade separately from the Common Shares only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Shares or commences a tender or exchange offer that would result in owning 20% or more of the Common Shares (unless the Board of Directors determines that the acquisition is fair to all shareholders and amends the Plan to permit the acquisition). If either of these events occurs, the Rights will entitle each holder to receive, upon exercise, a number of Common Shares (or, in certain circumstances, a number of Common Shares in the acquiring company) having a Current Market Price (as defined in the Plan) equal to approximately two times the exercise price of the Right. The Rights are not exercisable with respect to the share ownership of certain existing shareholders as long as these persons, along with their affiliates and associates, do not acquire beneficial ownership of 30% or more. The plan was amended in July 2001 and January 2002 to prevent the September 2001 and February 2002 (note 18(a)) private placement transactions, respectively, from triggering the Shareholder Rights Plan. The number of Rights outstanding is subject to adjustment under certain circumstances, and all Rights expire on September 30, 2009.

                                       F25

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSAND OF U.S. DOLLARS UNLESS OTHERWISE STATED)

12.  INCOME TAXES

     At December 31, 2001, the Company had approximately $9.4 million of accumulated net operating loss carry-forwards for income tax purposes. Most of these net operating loss carry-forwards do not expire until 2004 to 2007, and their use is not subject to any annual limitations. The benefit from these losses has been reflected in these financial statements as deferred income tax assets. Where management believes that there is sufficient doubt regarding the Company's ability to realize the benefit of these tax assets, a valuation allowance is recorded, as described below.

     The income tax provision (benefit) for the periods ended December 31, 2001, 2000 and 1999 consists of the following:

=============================================
                  2001       2000       1999
=============================================
CURRENT
Canada          $   299    $ 1,508    $ 1,123
United States       (18)       (22)       285
---------------------------------------------
                    281      1,486      1,408
---------------------------------------------
DEFERRED
Canada                -        418        519
United States       687       (894)       126
---------------------------------------------
                    687       (476)       645
---------------------------------------------
                $   968    $ 1,010    $ 2,053
=============================================

     The reconciliation of the difference between income taxes at the Canadian statutory rate and the income tax provision for the years ended December 31, 2001, 2000 and 1999 is as follows:

======================================================================================
                                                           2001       2000       1999
======================================================================================
Taxes at combined Canadian federal and provincial
 statutory rate                                          $(7,916)   $(7,572)   $ 2,265
Effect of lower tax rates applicable to U.S. income          133        572        (77)
Effect of reduction in enacted rates on deferred taxes     1,655          -          -
Non-deductible expenses and other                          2,182      5,651        858
Recognition of losses not previously booked and
 other benefits                                                -          -     (1,181)
Valuation allowance                                        4,663      2,318          -
Large corporations tax                                       251         41        188
--------------------------------------------------------------------------------------
INCOME TAX PROVISION                                     $   968    $ 1,010    $ 2,053
======================================================================================

                                       F26

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSAND OF U.S. DOLLARS UNLESS OTHERWISE STATED)

     Significant components of the Company's deferred income tax assets and liabilities were as follows as of December 31, 2001 and 2000:

===================================================================================
                                                                   2001       2000
===================================================================================
DEFERRED INCOME TAX ASSETS
Tax benefit related to net operating loss carry-forwards         $ 3,007    $ 8,622
Property, equipment, deductible goodwill and other intangibles     3,974          -
                                                                 -------    -------
                                                                   6,981      8,622

DEFERRED INCOME TAX LIABILITIES
Property, equipment, deductible goodwill and other intangibles         -     (5,617)
-----------------------------------------------------------------------------------
Net deferred income tax assets before valuation allowance          6,981      3,005
Less valuation allowance                                          (6,981)    (2,318)
-----------------------------------------------------------------------------------
 NET DEFERRED INCOME TAX ASSETS                                  $     -    $   687
===================================================================================

13.  NET INCOME (LOSS) PER SHARE INFORMATION

     The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted net income (loss) per share for the years ended December 31, 2001, 2000 and 1999:

=========================================================================================================
                                                                 2001            2000            1999
=========================================================================================================
Numerator
 Net income (loss)                                           $    (19,668)   $    (18,281)   $      3,023
---------------------------------------------------------------------------------------------------------
Denominator
 Weighted average shares outstanding - basic                   12,259,641       7,196,627       5,068,607
 Dilutive effect of stock options and warrants outstanding              -               -         214,375
 Common Shares issuable upon conversion of redeemable
  and convertible stock                                                 -               -         693,677
---------------------------------------------------------------------------------------------------------
Weighted average shares outstanding - diluted                  12,259,641       7,196,627       5,976,659
---------------------------------------------------------------------------------------------------------
Basic net income (loss) per common share                     $      (1.60)   $      (2.54)   $       0.60
Diluted net income (loss) per common share                   $      (1.60)   $      (2.54)   $       0.51
=========================================================================================================

     The diluted earnings per share calculation for 2001 and 2000 excludes the conversion of stock options and warrants issued because the impact would have been anti-dilutive.

                                       F27

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSAND OF U.S. DOLLARS UNLESS OTHERWISE STATED)

14.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION AND NON-CASH TRANSACTIONS

(a)  CASH FLOW INFORMATION FOR THE PERIODS ENDED DECEMBER 31, 2001, 2000 AND
     1999

=====================================================
                              2001     2000     1999
=====================================================
Cash paid for interest       $8,517   $9,367   $5,902
-----------------------------------------------------
Cash paid for income taxes   $  574   $2,626   $1,073
=====================================================

(b)  NON-CASH INVESTING TRANSACTIONS

=================================================================================================
                                                                          2001     2000     1999
=================================================================================================
Value of acquisitions partially or totally affected by the issue of
 capital stock                                                           $    -   $    -   $   66
-------------------------------------------------------------------------------------------------
Value of acquisitions partially or totally affected by the issuance of
 the Company's debt                                                      $    -   $    -   $  327
-------------------------------------------------------------------------------------------------
Assets acquired under capital lease                                      $  217   $  110   $3,711
=================================================================================================

15.  SEGMENT INFORMATION

     Management principally views and manages the business geographically, with each geographic segment's revenues being comprised of revenue from collection, transfer, disposal and recycling services. Prior to fiscal 2001, the Company operated in two reporting segments, the United States and Canada. As a result of the sale of its U.S. business during 2001, the Company now operates only in Canada. The tables below present certain segment information of the Company as at and for the year ended December 31, 2001, 2000 and 1999:

=====================================================================================================
                                                              CANADA        UNITED STATES     TOTAL
                                                           $         %         $      %         $
=====================================================================================================
2001

Revenues                                               $  85,496    91.7%  $  7,745   8.3%  $  93,241

Operating expenses                                        89,331    87.7     12,581  12.3     101,912
-----------------------------------------------------------------------------------------------------
Loss from operations                                      (3,835)   44.2     (4,836) 55.8      (8,671)
-----------------------------------------------------------------------------------------------------
Total assets                                             109,948    99.4        704   0.6     110,652
-----------------------------------------------------------------------------------------------------
Long-lived assets                                         93,223   100.0          -     -      93,223
-----------------------------------------------------------------------------------------------------
Interest and financing expense                             9,311    92.8        718   7.2      10,029
-----------------------------------------------------------------------------------------------------
Depreciation and amortization                             10,648    94.4        628   5.6      11,276
-----------------------------------------------------------------------------------------------------
Income tax provision                                         281    29.0        687  71.0         968
-----------------------------------------------------------------------------------------------------
Expenditures for additions to property and equipment       3,939    98.6         56   1.4       3,995
=====================================================================================================

                                       F28

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSAND OF U.S. DOLLARS UNLESS OTHERWISE STATED)

===========================================================================
                                      CANADA        UNITED STATES    TOTAL
                                    $        %       $         %       $
===========================================================================
2000

Revenues                          90,410    77.3   26,598     22.7  117,008

Operating expenses                83,097    67.2   40,533     32.8  123,630
---------------------------------------------------------------------------
Income (loss) from operations      7,313  (110.4) (13,935)   210.4   (6,622)
---------------------------------------------------------------------------

Total assets                     134,379    87.9   18,580     12.1  152,959
---------------------------------------------------------------------------
Long lived assets                108,563    82.6   22,945     17.4  131,508
---------------------------------------------------------------------------
Interest and financing expense     8,333    78.3    2,316     21.7   10,649
---------------------------------------------------------------------------
Depreciation and amortization      9,860    80.9    2,321     19.1   12,181
---------------------------------------------------------------------------
Income tax (provision) recovery   (1,926)  190.7      916    (90.7)  (1,010)
---------------------------------------------------------------------------
Expenditures for additions to
 property and equipment           12,208    84.4    2,264     15.6   14,472
===========================================================================

===========================================================================
                                      CANADA        UNITED STATES    TOTAL
                                    $        %       $         %
===========================================================================
1999

Revenues                          72,027    73.8   25,524     26.2   97,551

Operating expenses                63,809    74.0   22,434     26.0   86,243
---------------------------------------------------------------------------
Income from operations             8,218    72.7    3,090     27.3   11,308
---------------------------------------------------------------------------

Total assets                     127,640    78.6   34,674     21.4  162,314
---------------------------------------------------------------------------
Long lived assets                102,245    73.7   36,527     26.3  138,772
---------------------------------------------------------------------------
Interest and financing expense     4,845    77.8    1,387     22.2    6,232
---------------------------------------------------------------------------
Depreciation and amortization      6,393    78.6    1,741     21.4    8,134
---------------------------------------------------------------------------
Income tax provision               1,642    80.0      411     20.0    2,053
---------------------------------------------------------------------------
Expenditures for additions to
 property and equipment            5,289    72.7    1,984     27.3    7,273
===========================================================================

16.  LOSS (GAIN) ON PROPERTY AND EQUIPMENT

     During 1999, a fire destroyed one of the Company's combined material recycling and transfer station operating facilities. The Company's material recycling and other heavy equipment was insured for replacement cost and the Company recognized a gain of approximately $1.1 million on replacement of the destroyed assets in 1999. Included in prepaid expenses and other assets at December 31, 2000 is $506 in respect of the estimated business interruption settlement. The claim was settled in full in fiscal 2001.

                                       F29

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSAND OF U.S. DOLLARS UNLESS OTHERWISE STATED)

17.  RELATED PARTY TRANSACTIONS

     During 2001, the Company acquired a solid waste collection business from a relative of an officer, director and shareholder of the Company (note 3(a)). The Company also purchased legal services in the amount of approximately $185 from a legal firm owned by a relative of an officer, director and shareholder of the Company and paid fees for financial advisory services to a company which is a substantial shareholder in the amount of approximately $750. These transactions are in the normal course of operations.

     Included in prepaid expenses and other current assets are employee housing assistance loans from officers and directors of the Company in the amount of $67 (2000 - $215). Included in accrued expenses and other current liabilities is $95 related to the above-mentioned legal services.

18.  SUBSEQUENT EVENTS

(a)  EQUITY ISSUANCE

     On February 6, 2002, the Company completed the sale to a group of investors, including certain directors and officers, of 11,320,754 shares of Series 1 Preferred stock at a price of $2.65 per share resulting in net proceeds to the Company of approximately $28 million.

     The newly issued Series 1 Preferred Shares were non-voting and were not entitled to receive any dividends declared by the Company. The Series 1 Preferred Shares were automatically convertible into fully paid and non-assessable Common Shares on the basis of one Common Share for each Series 1 Preferred Share held, upon approval of the conversion by resolution of the Common shareholders. Effective as of April 1, 2002, all outstanding Series 1 Preferred Shares were converted into Common Shares.

(b)  WSI ACQUISITION

     On February 6, 2002, the Company purchased all the outstanding shares of Waste Services Inc. ("WSI") and its subsidiaries for purchase consideration of $25.3 million, of which $21.5 million was paid in cash and the remainder of $3.8 million is payable in September 2002 in the form of cash or, at the option of the Company, through the issuance of Common Shares based on an agreed price of $3.85 per Common Share.

     Included in prepaid expenses and other current assets at December 31, 2001 are deposits in the amount of $1,256 related to the WSI acquisition.

     During March and April 2002, the Company purchased three hauling operations which have been merged with existing operations in Western Canada. The total consideration for the three companies was $2.5 million.

(c)  NEW SENIOR CREDIT FACILITY

     On June 27, 2002, the Company completed a refinancing of its existing Senior Debt facility and has entered into a three-year Senior Secured Credit Facility (the "Senior Credit Facility") with a syndicate of financial institutions, including Bank of America and the Canadian Imperial Bank of Commerce. The Senior Credit Facility is a Canadian dollar denominated revolving facility, which provides for borrowings of up to C$92 million.

                                       F30

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSAND OF U.S. DOLLARS UNLESS OTHERWISE STATED)

     Assuming that the Company can locate additional lenders, the credit facility can be increased by C$54 million prior to December 31, 2003 without consent from the existing lenders.

     The availability under the Senior Credit Facility, based on the current facility of C$92 million, will be manditorily reduced each calendar quarter commencing January 1, 2004 and declines to C$46 million by April 1, 2005. The Senior Credit Facility terminates on June 30, 2005. In addition to scheduled reductions, the Company is required to prepay and reduce the available credit for asset sales, and proceeds on issuance of debt and certain other sources of cash.

     The Senior Credit Facility may be used for general corporate purposes, including working capital, capital expenditures and permitted acquisitions. The Senior Credit Facility is collaterized by a first priority perfected security interest in substantially all of the current and future acquired assets of the Company and its subsidiaries. The Senior Credit Facility contains certain financial and other covenants and restrictions regarding, among other things, limitations on capital expenditures, dividends, stock redemptions and investments. Interest rates are based on current market rates plus a fixed margin based on the form of borrowing (Canadian EURO or prime).

19.  RECONCILIATION FROM UNITED STATES GAAP TO CANADIAN GAAP

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which are similar, in all material respects for the Company, with accounting principles generally accepted in Canada, except as follows:

1. The concept of comprehensive income (loss) is not recognized under Canadian GAAP. Accordingly, under Canadian GAAP, the Consolidated Statements of Comprehensive Income (Loss) would not be presented, and the accumulated other comprehensive loss, as presented in the Consolidated Statement of Stockholders' Equity, would be referred to as cumulative foreign currency translation adjustments.

2. Under Canadian GAAP, the cumulative effect of change in accounting policy would be charged directly to deficit and would not be included in loss for the year. Accordingly, for fiscal 2001, loss and loss per share would be $19,451 and $1.59, respectively.

     With the exception of the above-noted items, no further changes are required in order to present these financial statements in accordance with accounting principles generally accepted in Canada.

                                       F31