Form 20-F
period 2002-12-31
CAPITAL ENVIRONMENTAL RESOURCE INC
filed 2003-07-15
CIK 1065736

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 20-F

(Mark One)

/ / Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

                                or

/X/ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

      For the fiscal year ended December 31, 2002

                                or

/ / Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

      For the transition period from to

      Commission file number

                      CAPITAL ENVIRONMENTAL RESOURCE INC.
                 ----------------------------------------------

             (Exact Name of Registrant as Specified in Its Charter)

                                      N/A
   --------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

                                    ONTARIO
   --------------------------------------------------------------------------

                (Jurisdiction of Incorporation or Organization)

            1005 SKYVIEW DRIVE, BURLINGTON, ONTARIO, CANADA, L7P 5B1
   --------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                              NAME OF EACH EXCHANGE
              TITLE OF EACH CLASS                              ON WHICH REGISTERED
              -------------------                             ---------------------
                     NONE                                             NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                          Common Shares, no par value
   --------------------------------------------------------------------------

                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                          Common Shares, no par value
   --------------------------------------------------------------------------

                                (Title of Class)

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report

              35,194,995 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING

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

                         Item 17 / /            Item 18 /X/

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
Item 1.   Identity of Directors, Senior Management and Advisors.......         3

Item 2.   Offer Statistics and Expected Timetable.....................         3

Item 3.   Key Information.............................................         4

Item 4.   Information on the Company..................................        12

Item 5.   Operating and Financial Review and Prospects................        27

Item 6.   Directors, Senior Management and Employees..................        39

Item 7.   Major Stockholders and Related Party Transactions...........        48

Item 8.   Financial Information.......................................        51

Item 9.   Listing.....................................................        52

Item 10.  Additional Information......................................        53

Item 11.  Quantitative and Qualitative Disclosures About Market               65
            Risk......................................................

Item 12.  Description of Securities Other than Equity Securities......        65

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............        66

Item 14.  Material Modifications to the Rights of Security Holders and        66
            Use of Proceeds...........................................

Item 15.  Controls and Procedures.....................................        67

Item 16.  Reserved....................................................        67

Item 18.  Financial Statements and Schedule to Financial Statements...        68

Item 19.  Exhibits....................................................        69

                                     PART I

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

    This Annual Report on Form 20-F (the "Annual Report") contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Some of these forward-looking statements include forward-looking phrases such as "anticipates", "believes", "could", "estimates", "expects", "foresees", "intends", "may", "should" or "will continue", or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

    - anticipated revenues, capital expenditures, future cash flows and financing requirements;

    - the implementation of the business strategy of Capital Environmental Resource Inc. (the "Company");

    - descriptions of the expected effects of the competitive strategies of the Company; and

    - the impact of actions taken by the Company's competitors and other third parties, including courts and other governmental authorities.

    Such statements reflect the Company's current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, including, among others:

    - changes in inflation;

    - changes in regulations affecting the Company's business and costs of compliance;

    - revocation of existing permits and licenses, or the refusal to renew or grant new permits and licenses, which are required to enable the Company to operate its business or implement its growth strategy;

    - the Company's ability to successfully implement its corporate strategy and integrate any acquisitions it undertakes;

    - the outcome of pending legal claims against the Company;

    - changes in general business and economic conditions and in the financial markets; and

    - changes in accounting standards or pronouncements.

    Some of these factors are discussed in more detail in this Annual Report, including under Item 3. "Key Information -- Risk Factors", Item 4. "Information on the Company" and Item 5. "Operating and Financial Review and Prospects". If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected, and this could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has no plans to update any industry information or forward-looking statements set out in this Annual Report and has no obligation to update any such statements.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

    Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

    The tables below set forth selected consolidated financial data for the Company for the periods indicated and are qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the Notes thereto, which are included elsewhere in this Annual Report, and
Item 5. "Operating and Financial Review and Prospects".

    The financial data as of December 31, 2002, 2001, 2000, 1999 and 1998 and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been derived from the Company's audited consolidated financial statements.

    The selected consolidated financial data as of December 31, 2002, 2001, 2000, 1999 and 1998 and for each of the periods presented have been prepared in accordance with United States generally accepted accounting principles
("U.S. GAAP"). All financial information presented herein is in thousands of dollars except share and per share data or as otherwise indicated. All references to "$" or "dollars" means U.S. dollars and all references to "C$" means Canadian dollars.

                                              YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                             DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                 2002            2001            2000            1999            1998
                                             -------------   -------------   -------------   -------------   -------------
                                                        (In Thousands of US $, Except Share and Per Share Data)
STATEMENT OF OPERATIONS DATA:
Revenues...................................   $    98,846     $    93,241     $  117,008      $   97,551      $   62,056
Cost of operations, excluding depreciation
  and amortization.........................        61,250          63,140         79,396          66,190          43,002
Depreciation and amortization..............        10,718          11,276         12,181           8,134           4,890
Selling, general and administrative........        19,470          18,174         18,622          13,118           8,490
Goodwill impairment losses.................       --                3,400         13,500         --              --
Loss (gain) on property and equipment(1)...       --                   34            (69)         (1,199)        --
Loss (recovery) on sale of
  U.S. operations..........................          (718)          4,885        --              --              --
Foreign exchange (gain) loss...............        (1,441)          1,003        --              --              --
Start-up, integration and transition costs
  (2)......................................       --              --             --              --                  602
                                              -----------     -----------     ----------      ----------      ----------
Income (loss) from operations before
  interest and taxes.......................         9,567          (8,671)        (6,622)         11,308           5,072
Interest and financing expense.............         5,727          10,029         10,649           6,232           3,139
                                              -----------     -----------     ----------      ----------      ----------
Income (loss) before income taxes..........         3,840         (18,700)       (17,271)          5,076           1,933
Income tax provision.......................        (1,713)           (968)        (1,010)         (2,053)           (740)
                                              -----------     -----------     ----------      ----------      ----------
Net income (loss)..........................   $     2,127     $   (19,668)    $  (18,281)     $    3,023      $    1,193
                                              -----------     -----------     ----------      ----------      ----------
Basic net income (loss) per share..........   $      0.06     $     (1.60)    $    (2.54)     $     0.60      $     0.52
Diluted net income (loss) per share........   $      0.06     $     (1.60)    $    (2.54)     $     0.51      $     0.29
Shares used in calculating basic net income
  (loss) per share.........................    33,964,423      12,259,641      7,196,627       5,068,607       2,304,847
                                              -----------     -----------     ----------      ----------      ----------
Shares used in calculating diluted net
  income (loss) per share..................    34,851,621      12,259,641      7,196,627       5,976,659       4,174,172
                                              ===========     ===========     ==========      ==========      ==========

------------

(1) Includes a gain of $1,100 in 1999 on replacement of assets destroyed in a fire in 1999.

(2) Includes integration and transition costs for numerous acquisitions during 1998.

                                               YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                              DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                  2002            2001            2000            1999            1998
                                              -------------   -------------   -------------   -------------   -------------
                                                         (In Thousands of US $, Except Share and Per Share Data)
OTHER DATA:
Net cash provided by operating activities...    $ 13,654        $  6,685        $  7,362        $  5,975        $  3,907
  Acquisition of businesses, net of cash
    acquired................................     (27,197)           (341)         (8,003)        (45,653)        (33,670)
  Capital expenditures......................     (12,157)         (3,778)        (14,362)         (3,562)         (3,710)
Net cash provided by (used in) investing
  activities................................     (39,777)         13,280         (21,656)        (50,071)        (36,375)
  Proceeds form issuance of long-term
    debt....................................      57,200          --              27,662          62,868          27,312
  Principal repayments on long-term debt....     (56,509)        (43,464)        (13,629)        (37,807)         (1,350)
  Net proceeds from issuance of Common
    Stock...................................      28,376          29,108          --              30,670           6,729
  Debt issuance costs.......................      (2,623)           (559)           (615)         (3,222)            (91)
Net cash provided by (used in) financing
  activities................................      25,409         (17,392)         12,925          44,379          31,304
EBITDA(1)...................................      20,285           2,605           5,559          19,442           9,962
EBITDA margin...............................       20.5%            2.8%            4.8%           19.9%           16.1%

                                                                   AS OF DECEMBER 31
                                                  ----------------------------------------------------
                                                    2002       2001       2000       1999       1998
                                                  --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Cash and cash equivalents.......................  $  1,775   $  2,469   $  --      $  1,398   $ 1,060
Accounts receivable -- trade....................    13,960     10,620     14,174     14,655     8,424
Accounts payable................................     3,821      3,369      3,992      3,869     3,187
Accrued expenses and other current
  liabilities...................................    10,510      8,002      7,820      8,781     6,646
Working capital, including cash.................     1,740      5,004    (24,902)    (5,547)     (994)
Property and equipment, net.....................    58,994     36,708     50,899     40,692    25,909
Total Assets....................................   147,718    110,652    152,959    162,314    98,337
Long-term debt, including capital lease
  obligations(2)................................    54,245     52,314     71,442     78,199    54,589
Redeemable capital stock........................     --         --         --         --       21,946
Total common stock..............................   113,549     85,173     57,066     57,066     7,528
Total stockholders' equity......................    77,817     45,913     38,655     58,320     5,492

------------

(1) EBITDA represents income (loss) before income taxes, interest expenses and depreciation and amortization. EBITDA is presented because the Company believes that it may be used by certain investors to analyze and compare the Company's operating performance between accounting periods and against the operating results of other companies that have different financing and capital structures or tax rates. In addition, management uses EBITDA, among other things, as an internal performance measure. The Company's lenders also use EBITDA to measure the Company's ability to service and/or incur additional indebtedness under its credit facility. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with U.S. GAAP or as a measure of a company's performance, profitability or liquidity. EBITDA is not calculated under U.S. GAAP and therefore is not necessarily comparable to similarly titled measures of other companies. The following table reconciles the differences between net income (loss), as determined under U.S. GAAP, and EBITDA.

                                                                                       AS OF DECEMBER 31
                                                                      ----------------------------------------------------
                                                                        2002       2001       2000       1999       1998
                                                                      --------   --------   --------   --------   --------
        Net income (loss)...........................................  $ 2,127    $(19,668)  $(18,281)  $ 3,023     $1,193
        Interest and financing expense..............................    5,727      10,029     10,649     6,232      3,139
        Income tax provision........................................    1,713         968      1,010     2,053        740
        Depreciation and amortization...............................   10,718      11,276     12,181     8,134      4,890
                                                                      -------    --------   --------   -------     ------
        EBITDA......................................................  $20,285    $  2,605   $  5,559   $19,442     $9,962
                                                                      =======    ========   ========   =======     ======

(2) Excludes current portion of long-term debt and capital lease obligations. See Notes 8 and 9 of the Notes to the Company's Consolidated Financial Statements.

B.  CAPITALIZATION AND INDEBTEDNESS

    Not applicable.

C.  REASONS FOR OFFER AND USE OF PROCEEDS

    Not applicable.

D.  RISK FACTORS

    Set forth below are certain risk factors that could materially adversely affect the Company's future business, operating results or financial condition. Investors should carefully consider these risk factors and the other information in this Annual Report before making investment decisions involving the Company's shares. Additional risks not currently known to the Company or that the Company now considers immaterial may also impair the Company's business and adversely affect an investment in the Company's shares.

RISKS RELATED TO THE COMPANY'S BUSINESS

    GROWTH THROUGH ACQUISITIONS

    Part of the Company's strategy to expand its business and increase its revenue and profitability is to pursue the acquisition of disposal-based and collection assets and businesses. The Company has identified a number of acquisition candidates, both in Canada and in the United States, which the Company believes are suitable. However, the Company may not be able to acquire these candidates at prices or on terms and conditions that are favorable to the Company. The Company's ability to execute its acquisition strategy also depends upon other factors, including the availability of additional equity and/or indebtedness to support its acquisition plans, the successful integration of acquired businesses and the Company's ability to effectively compete in the new markets it enters. The Company's inability to achieve any of these factors could have a material adverse effect on the Company's business, financial condition and results of operations.

    CAPITAL REQUIREMENTS

    Additional capital will be required by the Company in order to implement its acquisition strategy, both to finance acquisitions and for capital expenditures to develop and maintain acquired landfills and other facilities. The Company expects to finance future acquisitions through a combination of cash from operations, borrowings under its senior credit facility, securing additional senior indebtedness, issuing additional equity or debt securities and/or seller financing. Seller financing depends upon the sellers' willingness to accept the Company's shares as part of the consideration for an acquisition and the Company's willingness to issue its shares, which will be impacted by the market value of the Company's stock. If seller financing is not available, the Company will have to use cash from operations, borrowings under its senior credit facility and equity or debt issuances to fund its capital requirements. Using cash from operations to finance acquisitions may reduce the funds the Company has available for other corporate purposes. Additional borrowings from the Company's banks will increase interest expenses and may require the Company to commit to additional covenants which further limit its financial and operational flexibility. Substantially all of the Company's assets are already pledged to secure its senior credit facility. This could restrict the Company's ability to obtain additional debt on favorable terms, or at all. If cash from operations and/or borrowings under its senior credit facility are insufficient to meet the Company's capital needs, the Company will need to raise capital through the issuance of additional debt or equity securities, which may not be available on commercially reasonable terms, or at all. The issuance of additional equity will be dilutive to the existing stockholders. If the Company is unable to secure the capital it needs on attractive terms, the Company may not be able to achieve its strategy of growth through acquisitions.

    INTEGRATION OF ACQUIRED BUSINESSES

    The Company's growth and future financial performance will depend upon its ability to effectively combine the operations of acquired businesses with its existing operations. The integration process may require changes in the operating methods and strategies of acquired businesses. The integration of acquired businesses may divert management's attention from its day to day responsibilities. The Company may also become responsible for liabilities of the acquired business that were not discovered prior to completing the acquisition. Any difficulties encountered by the Company in the integration process could adversely affect the Company's financial condition and operating results.

    COMPETITION FOR ACQUISITIONS

    The Company competes with other companies for the acquisition of targets identified by the Company. Some of these companies are better capitalized than the Company. Competition for acquisition candidates may increase the costs of acquisitions to a point where they are beyond the Company's financial capabilities or would adversely affect the Company's operating results and financial condition.

    TIMING OF ACQUISITIONS

    There are a number of factors, such as obtaining third-party consents and regulatory approvals, completing the due diligence review of the acquisition target or finalizing the transaction documents, which may cause acquisitions to be delayed beyond their expected completion dates. These delays may cause the Company's operating results to be less favorable than expected, which could cause the Company's stock price to decline.

    ACQUISITION-RELATED EXPENSES

    The Company may incur significant expenses in pursuing an acquisition. These include professional and consulting fees paid to complete the Company's due diligence review of its acquisition targets. As permitted under U.S. GAAP, the Company capitalizes these expenses, as well as the costs of disposal site development and expansions. If an acquisition is not completed, or if a disposal site development or expansion is not completed or is determined to be impaired, in accordance with U.S. GAAP, the Company would charge against earnings any unamortized capitalized expenditures incurred in connection with that acquisition or disposal site or expansion. In future periods, the Company may be required to incur charges against earnings in accordance with this policy, or due to other events that cause impairments. Depending upon the magnitude of the charge, this could have a material impact on the Company's operating results and its covenants to its banks and to the preferred stockholders of Waste
Services, Inc., the Company's U.S. subsidiary, which could adversely affect the Company's liquidity.

    UNSUCCESSFUL ACQUISITIONS

    Some of the acquisitions completed by the Company may not fulfill their revenue and profitability expectations due to factors beyond the Company's control, such as market position and customer base. This could result in the Company's operating margins being less than anticipated when the acquisition was completed. The Company could, as a result, decide to change its strategy for that market and sell the operations it has acquired at a loss or recognize an impairment of goodwill and/or other intangible assets.

RISK RELATED TO THE COMPANY'S OPERATIONS

    COMPETITION FROM LARGE AND SMALL SOLID WASTE SERVICES COMPANIES

    The markets in which the Company operates are highly competitive and fragmented and require substantial labor and capital resources. The Company competes with large, national solid waste services companies, as well as smaller regional solid waste services companies of varying sizes and resources. Some of the Company's competitors are better capitalized, have greater name recognition and greater financial, operational and marketing resources than the Company, and may be able to provide services at a lower cost. The Company also competes with operators of alternative disposal facilities, and municipalities that maintain their own waste collection and disposal operations. Public sector operators may have financial advantages over the Company because of their access to user fees and similar charges as well as to tax revenues. Competitive pressures may make the Company's internal growth strategy of improving service and increasing sales penetration difficult or impossible to execute.

    TERMINATION OR NON-RENEWAL OF EXISTING CUSTOMER CONTRACTS, OR FAILURE TO
     OBTAIN NEW CUSTOMER CONTRACTS

    The Company derives a portion of its revenue from municipal contracts that require competitive bidding by potential service providers. The Company intends to continue to bid on municipal contracts and to rebid on existing municipal contracts, but there is no way to predict which contracts will be maintained or won in the future. In the past year, the Company has found that some municipalities in Ontario have imposed more restrictive bonding requirements as a qualification to bid for some residential waste collection contracts. The Company may be unable to meet such bonding requirements at a reasonable cost to the Company or at all. These requirements may limit the Company's ability to bid for some municipal contracts and may favor some of the Company's competitors. If the Company is unable to compete for municipal contracts because of bonding requirements, its revenue from operations may decline.

    The Company also derives a portion of its revenue from non-municipal contracts, which generally have a term of one to three years. Some of these contracts permit the Company's customers to terminate them before the end of the contractual term. Any failure by the Company to replace revenues from contracts lost through competitive bidding, termination or non -- renewal within a reasonable time period could have a material adverse effect on the Company's business, financial position and results of operations.

    DEPENDENCE ON THIRD PARTIES FOR DISPOSAL OF ITS SOLID WASTE

    The Company currently delivers a substantial portion of the solid waste it collects to municipally owned disposal facilities and to privately owned or operated disposal facilities. If municipalities increase their disposal rates or if the Company cannot obtain and maintain favorable disposal arrangements with private owners or operators, the Company could incur significant additional costs, which could have a material adverse effect on its business, financial condition and results of operations if the Company is not able to pass these cost increases on to its customers.

    RECENT LOSSES/UNPROFITABILITY

    The Company experienced both operating and net losses in its 2001 and 2000 fiscal years. Since then, the Company has returned to profitability by various means, including refocusing its sales efforts, reducing costs through updating of equipment and centralizing its operating systems. There can however be no assurance that these efforts will continue to be successful or that the Company will continue to be profitable.

    INDEBTEDNESS

    As of December 31, 2002, the Company had approximately $55.6 million in total long-term indebtedness, including $50.7 million outstanding under its senior credit facility. This amount of indebtedness may have adverse consequences for the Company, including making the Company more vulnerable to unfavorable economic conditions and competitive pressures, limiting the Company's ability to borrow additional funds, requiring the Company to dedicate or reserve a large portion of cash flow from operations to service debt, limiting the Company's ability to plan for or react to changes in its business and industry and placing the Company at a disadvantage compared to competitors with less debt in relation to cash flow.

    The Company's indebtedness was incurred pursuant to a senior secured credit facility with a syndicate of financial institutions, including Bank of America, the Canadian Imperial Bank of Commerce and the Bank of Nova Scotia (the "Senior Credit Facility") which was completed in June of 2002. At that time, the Company's prior Senior Debt facility was repaid in full. All related financing costs were written off by that time. The Senior Credit Facility is a revolving credit facility denominated in Canadian dollars, which provided for borrowings of up to the lesser of $61.0 million or C$92.0 million at closing. In
July 2002, the Toronto-Dominion Bank joined the Senior Credit Facility, increasing the total commitment to the lesser of $76.5 million or C$116.0 million, calculated at an exchange rate of C$0.66 per $1.00. Fluctuations in the exchange rate between the Canadian and the U.S. dollar will cause fluctuations in the maximum borrowings available to the Company under its Senior Credit Facility and may require the Company to repay indebtedness borrowed at a time when the exchange rate results in a higher lending commitment. Assuming that the Company can locate additional lenders, or if any of the existing lenders wish to further increase their participation, the Senior Credit Facility can be increased by a further C$30.0 million prior to December 31, 2003.

    Beginning January 1, 2004, the availability under the Senior Credit Facility will be mandatorily reduced by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003. Based upon the current aggregate commitment of C$116.0 million, the facility will decline to C$58.0 million by April 1, 2005. The Senior Credit Facility terminates on June 30, 2005. In addition to scheduled reductions, the Company is required to prepay and reduce the available credit with the proceeds of asset sales and issuances of debt, in each case subject to certain exceptions. The Senior Credit Facility is collateralized by substantially all of the Company's assets.

    The Senior Credit Facility subjects the Company to various financial covenants and restrictions relating to, among other things, minimum net worth levels, specified fixed charge coverage ratios, maximum leverage ratios, minimum levels of earnings before interest, taxes, depreciation and amortization, limits on capital expenditures, indebtedness, stock redemptions and investments, lender approval of certain acquisitions and dispositions and limits on operating leases. Additionally, while the Senior Credit Facility is in place, the Company is not permitted to pay cash dividends on its capital stock. These covenants and restrictions could limit the manner in which the Company conducts its operations and could adversely affect its ability to raise capital. Any failure by the Company to comply with these covenants and restrictions will, unless waived by the lenders, result in an inability to borrow under the Senior Credit Facility and/or an immediate obligation to repay all amounts outstanding. In such event, the Company would be required to refinance its debt or obtain capital from other sources, including sales of additional debt or equity or sales of assets, in order to meet its repayment obligations, which may not be possible.

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

    INCREASES IN CERTAIN OPERATING COSTS

    Although fuel and energy costs account for a relatively small portion of the Company's total operating costs, sustained increases in such costs, which the Company is unable to pass on to its customers because of competitive pressures, could lower the Company's operating margins and negatively impact the Company's profitability.

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

    FOREIGN EXCHANGE RATE FLUCTUATIONS GENERATED IN CANADA

    For the year ended December 31, 2002, 100% of the Company's revenue was derived from its operations in Canada. Substantially all of the Company's revenue and expenditures for its Canadian operations are transacted in Canadian dollars. Since the Company reports its results in U.S. dollars, its revenue, expenses and earnings generated by Canadian operations as well as its net assets will be negatively affected if the value of the Canadian dollar declines compared to the U.S. dollar.

    On June 27, 2002, the Company fully repaid its former senior debt facility, a portion of which was in U.S. dollars. Borrowings under the Senior Credit Facility are now in Canadian dollars. Consequently the Company has no current exposure to gains or losses with respect to debt denominated in U.S. dollars.

    INABILITY TO OBTAIN PERFORMANCE BONDS, LETTERS OF CREDIT AND INSURANCE

    Municipal solid waste services contracts and permits to operate transfer stations, landfills and recycling facilities typically require the Company to obtain performance bonds, letters of credit or other means of financial assurance to secure its contractual performance. Such contracts and permits also typically require the Company to maintain adequate insurance coverage. The Company's ability to obtain performance bonds or letters of credit is generally dependent on the Company's creditworthiness. Any failure by the Company to obtain or maintain the required financial assurance or insurance to support existing or future service contracts or permits could have a material adverse effect on the Company's business, financial condition and results of operations.

    WASTE REDUCTION PROGRAMS

    Waste reduction programs may reduce the volume of waste available for collection in some areas where the Company operates. Some areas in which the Company operates offer alternatives to landfill disposal, such as recycling and composting. In addition, provincial, state and local authorities increasingly mandate recycling and waste reduction at the source and prohibit the disposal of certain types of waste, such as yard waste, at landfills. (see
Item 4B -- "Business Overview -- Canadian Regulation -- Ontario", and -- "United States Regulation -- Local and State Regulation"). Any change in regulation or patterns regarding disposal of waste could have a material adverse effect on the Company's business, financial condition and results of operations.

    LIMITATIONS ON LANDFILL PERMITTING, DEVELOPMENT AND EXPANSION

    As at December 31, 2002, the Company owned two landfills located in the provinces of Alberta and Ontario and operated one other landfill in Ontario under an agreement with a municipality. Effective May 6, 2003, the Company acquired a third landfill site in Osceola County, Florida which is expected to be operational by no later than the first quarter of 2004. On July 3, 2003, the Company acquired a property in Pinal County, Arizona which has been zoned as a municipal solid waste landfill. The Company is seeking the required permits to construct and operate the landfill. The Company's ability to meet its growth objectives depends in part on its ability to acquire, lease or expand landfills, develop new landfill sites or enter into agreements which will give it long-term access to landfill sites in its markets. In some areas in which the Company operates, suitable land for new sites or expansion of existing landfill sites may be unavailable. Permits to expand landfills are often not approved until the remaining permitted disposal capacity of a landfill is very low. The Company may not be able to purchase additional landfill sites, re-permit or expand existing landfill sites or negotiate or renegotiate agreements to obtain a long-term advantage for landfill costs. If the Company were to exhaust its permitted capacity at its landfills, its ability to expand internally could be limited, and it could be required to cap and close its landfills and dispose of collected waste at more distant landfills or at landfills operated by its competitors or other third parties. In Alberta, Canada regulations require landfills to be re-approved every 10 years, thereby providing the regulator an opportunity to add potentially more stringent or costly design or operating conditions to the permit or prevent the renewal of the permit. Any failure by the Company to secure favorable arrangements (through ownership of landfills or otherwise) for the disposal of collected waste could have a material adverse effect on its business, financial condition and results of operations.

    Changes in legislative or regulatory requirements may cause changes in the landfill site permitting process. These changes could make it more difficult or costly to obtain or renew landfill permits. Technical design requirements, as approved, may need modification at some future point in time which could result in higher development and construction costs than projected. The Company's current estimates of future disposal capacity may change as a result of changes in design requirements prescribed by legislation, construction requirements and changes in the expected waste density over the life of landfill site. The density of waste may vary from those estimated in determining the available airspace at a landfill because of variations in operating conditions, including waste compaction practices, site design, climate and the nature of the waste.

    The Company relies on studies performed internally or by third parties to estimate the costs of obtaining and renewing permits and construction costs. Third party studies and surveys are relied upon to estimate landfill development costs and site capacities. These studies or surveys could be inaccurate which could result in increased permitting, landfill development or construction costs, or in lower site capacities from those projected by the Company.

    LACK OF LANDFILL CAPACITY/LIMITS ON EXPORT OF WASTE

    There is limited disposal capacity available in Ontario, Canada, a market in which the Company has significant operations. As a result, a significant portion of the solid waste collected in Ontario is transported to sites in the United States for disposal. Disruptions in the cross-border flow of waste, or periodic closures of the border to solid waste could result in a lack of disposal capacity available to the Company's Ontario market at all or at a reasonable price. These disruptions could have a material adverse affect on the Company's business and operating results in the Ontario market.

    LIABILITY FOR LANDFILL CLOSING AND POST-CLOSING CARE COSTS

    The Company has significant financial obligations to pay closure and post-closure care costs for the landfills it currently owns and will likely have similar obligations with respect to any landfills it acquires in the future. The Company relies on internally performed studies and those of third parties in estimating its obligations for future closure and post-closure care costs. These studies could be inaccurate which would result in the costs incurred by the Company for closure and post-closure care being higher than those estimated.

    Actual future costs of construction materials and third party labor could differ from the costs the Company has used in estimating these closure and post-closure care costs because of the impact of general economic conditions on the availability of the required materials and labor. Technical designs could be altered due to unexpected operating conditions, legislative or regulatory changes resulting in higher costs than currently estimated.

    Changes in legislative or regulatory requirements including changes in capping, closure or post-closure care activities, types or quantities of materials used, or the term of post closure care could result in higher costs than those estimated by the Company. The actual rate at which disposal capacity is utilized could differ from the projected timing resulting in the landfill reaching capacity earlier or later than projected and the Company thereby incurring closure and post-closure care costs earlier or later than projected.

    To the extent the Company's reserves or accruals are inadequate to cover such costs, these obligations could have a material adverse effect on the Company's business, financial condition and results of operations.

    ENVIRONMENTAL AND LAND USE REGULATION

    The Company is subject to significant environmental and land use laws and regulations. To own and operate solid waste facilities, including landfills and transfer stations, the Company must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. It has become increasingly difficult, costly and time-consuming to obtain required permits and approvals to build, operate and expand solid waste management facilities. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements and is resisted by citizen, public interest and other groups. The cost of obtaining permits could be prohibitive. The Company may not be able to obtain and maintain the permits and approvals needed to own, operate or expand its solid waste facilities. Moreover, the enactment of additional laws and regulations or the more stringent enforcement of existing laws and regulations could increase the costs associated with the Company's operations. Any of these occurrences could have a material adverse effect on the Company's business, financial condition and results of operations.

    In some markets in which the Company operates, permitting requirements may be prohibitive and may differ between those required of the Company and those required of its competitors. The Company's inability to obtain and maintain permits for transfer stations may adversely affect the Company's ability to service its customers and compete in these markets.

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

    LIABILITY FOR ENVIRONMENTAL DAMAGE

    The Company could be held liable for environmental damage at solid waste facilities that it owns or operates, including damage to neighboring landowners and residents for contamination of the air, soil, groundwater, surface water, and drinking water. The Company's liability could extend to damage resulting from pre-existing conditions and off-site contamination caused by pollutants or hazardous substances that the Company or its predecessors arranged to transport, treat or dispose of at other locations. The Company is also exposed to liability risks from businesses that it acquires as these businesses may have liabilities that the Company fails or is unable to discover, including noncompliance with environmental laws. The Company's insurance program may not cover all liabilities associated with environmental cleanup or remediation. Any exposure to environmental liabilities, to the extent not adequately covered by insurance, could have a material adverse effect on the Company's business, financial condition and results of operations.

RISK RELATED TO THE COMPANY'S JURISDICTION

    DIFFICULTY ENFORCING SUITS AGAINST THE COMPANY

    The Company is a corporation incorporated in the Province of Ontario under the Business Corporations Act (Ontario). As of the date of this report, the majority of the Company's assets are located in Canada. In addition, a majority of the Company's directors are residents of Canada, and all or a substantial portion of the directors' assets are located outside of the United States. As a result, it may be difficult for the Company's stockholders to serve notice of a lawsuit on the Company or its non-U.S. directors within the United States or to enforce against the Company or such persons in Canada judgments of courts of the United States, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY OF THE COMPANY

    - GENERAL

    Capital Environmental Resource Inc. is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services to commercial, industrial and residential customers.

    The Company was formed on the amalgamation of its predecessor, Capital Environmental Resource Inc., with a number of its wholly owned subsidiaries, pursuant to the Business Corporations Act (Ontario) effective January 1, 2003. The Company's predecessor was incorporated in May 1997 and began operations in June 1997 when it acquired selected Canadian solid waste assets and operations from Canadian Waste Services Inc. and its parent, USA Waste Services, Inc. (now known as Waste Management, Inc.). The Company completed its initial public offering of 2,760,000 Common Shares in June of 1999. Details of the Company's other capital raisings are described below.

    The Company's corporate offices are located at 1005 Skyview Drive, Suite 221, Burlington, Ontario, Canada, L7P 5B1. The Company's telephone number is (905) 319-1237.

    The public may read and copy any materials the Company files with the SEC at the SEC's address, SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The internet address is www.sec.gov.

    - ACQUISITION HISTORY OF THE COMPANY

    From June 1997 through December 2002, the Company acquired 41 solid waste services businesses in Canada, including 46 collection operations, 13 transfer stations, two landfills, seven recycling processing facilities and a contract to operate two landfills (one of which was subsequently closed) and one transfer station.

    In May 2003, the Company acquired a landfill in Osceola County, Florida. In July 2003, the Company acquired Cactus Waste Systems, LLC ("Cactus Waste") which owns an 800 acre property in Pinal County, Arizona. The property has been re-zoned to permit development of a municipal solid waste landfill. The landfill's current design generates a lifetime permitted capacity in excess of 100 million tons. It is currently anticipated that the landfill will open for commercial operation in the first quarter of 2005. Cactus Waste has also received all required zoning and permits to operate a transfer station in Mesa, Arizona.

    In July 2003, the Company acquired a collection operation in Mesa, Arizona. Between May 1997 and May 2000, the Company acquired nine solid waste services businesses in the Northeastern United States, all of which were sold in the first and second quarters of 2001.

    - CAPITAL RAISING HISTORY OF THE COMPANY

    In September of 2001, the Company issued 16.5 million shares of its common stock at a price of $2.00 per share in a private placement transaction, resulting in gross proceeds to the Company of $33 million. Net proceeds to the Company totaled approximately $29.1 million, of which $25 million was used to reduce the amount outstanding under the Company's then Senior Debt facility. The newly issued stock represented approximately 69.6% of the Company's then outstanding common stock.

    In February 2002, the Company issued approximately 11.3 million shares of Series 1 Preferred Stock at a price of $2.65 per share in a private placement transaction, resulting in gross proceeds to the Company of approximately
$30 million. The net proceeds to the Company of approximately $28 million were used to fund the purchase of Waste Services Ottawa.

    Between March 28, 2003 and June 10, 2003, the Company issued 10,241,666 Series 1 Preferred Shares at a price of $3.00 per share in a private placement sale, resulting in net proceeds to the Company of $29.0 million. The proceeds of the private placement were used to fund the balance of the purchase price for a 23.5% membership interest in Omni Waste of Osceola County, LLC ("Omni Waste"), the purchase price of the remaining interests in Omni Waste and for general corporate purposes.

    On May 6, 2003, Waste Services, Inc., the Company's U.S. wholly-owned subsidiary, issued by a private placement, 55,000 shares of its Preferred Stock to Kelso Investment Associates VI, L.P. and KEP VI, LLC (collectively "Kelso") at a price of $1,000.00 per share. The issue of Preferred Stock resulted in net proceeds to the Company of $50.0 million. The proceeds were applied to purchase the remaining membership interests of Omni Waste and for general corporate purposes.

    On May 14, 2003, the Company issued 1,200,000 common shares in consideration of services provided to the Company in connection with the Omni Waste acquisition.

    Between June 30, 2003 and July 8, 2003, the Company issued an additional 8,527,667 Series 1 Preferred Shares at a price of $3.00 per share in a private placement transaction, resulting in net proceeds to the Company of approximately $25.0 million. The proceeds of the private placement were applied to fund the purchase of Cactus Waste, a collection business in Mesa, Arizona, and for general corporate purposes.

    COMPANY STRATEGY

    The Company is one of the largest solid waste companies in Canada. The Company expects to continue to pursue tuck-in acquisitions within its current market areas in an effort to improve market share, route density and profitability. The Company may also make larger acquisitions in Canada in order to secure disposal capacity for its existing operations or to expand into new markets with vertically integrated collection and disposal operations. However, given the dominant market position enjoyed by the Company's largest competitor and the lack of currently available opportunities to acquire significant disposal facilities in Canada, the Company expects that its growth prospects in the Canadian market will be limited.

    In January of 2003, the Company identified that there are significant opportunities for disposal-based growth in certain geographic markets in the United States. The Company has determined to pursue these opportunities. The acquisition of Omni Waste is a first step in the execution of the Company's strategy to expand its business in those areas of the United States where the Company has the opportunity to acquire significant disposal capacity. In order to finance its acquisition strategy, the Company expects to look increasingly to U.S. sources of capital in both the debt and equity markets. In addition, in 2003 or early 2004, the Company expects to complete its reorganization pursuant to a plan of arrangement under the Business Corporations Act (Ontario) which will result in the Company becoming an indirect subsidiary of its current
U.S. subsidiary, Waste Services, Inc. ("WSI").

    OTHER RECENT DEVELOPMENTS

    Recent developments and corporate transactions affecting the Company are described below.

    - WARRANTS

    On January 31, 2003, in connection with a potential acquisition, the Company issued warrants to purchase a total of 56,250 fully paid and non-assessable Common Shares for an exercise price of $4.70 per share. The warrants are exercisable at any time after January 31, 2004 and expire on January 31, 2008.

    - SERIES 1 PREFERRED SHARES

    Between March 28, 2003 and June 10, 2003, the Company issued 10,241,666 Series 1 Preferred Shares at a price of $3.00 per share in a private placement sale to certain investors. Net proceeds to the Company, after financing costs of approximately $1.7 million, were $29.0 million. Included in the costs of the financing were placement agency fees of $1.09 million paid to a company of which one of the Company's directors is a principal. The proceeds of the private placement were used to fund the balance of the purchase price for a 23.5% membership interest in Omni Waste, and were applied toward the purchase price of the remaining interests in Omni Waste and for general corporate purposes.

    The Series 1 Preferred Shares are non-voting, are not entitled to receive any dividends declared by the Company and will automatically convert into fully paid and non-assessable Common Shares on the basis of one Common Share for each one Series 1 Preferred Share held, upon approval of the conversion by resolution of a majority of the common stockholders.

    Each subscriber for Series 1 Preferred Shares was also issued warrants to purchase Common Shares of the Company equal to 20% of the number of Series 1 Preferred Shares purchased by the holder of such Preferred Shares, resulting in a total issuance of 2,048,333 warrants. The exercise of the warrants is also subject to receiving approval of a majority of the common stockholders to the conversion of the Series 1 Preferred Shares. The warrants are exercisable for a purchase price of $3.00 per Common Share and are exercisable at any time after stockholder approval of the conversion is received. The warrants will expire on March 31, 2008.

    Effective March 30, 2003, the Company entered into Voting Agreements with the holders of shares of common stock of the Company representing at least 51% of the issued Common Shares, to vote in favour of the conversion of the Series 1 Preferred Shares to Common Shares and the exercisability of the warrants. Accordingly, the Series 1 Preferred Shares have been treated as common stock equivalents and included in the calculation of the shares outstanding in this Annual Report.

    Between June 30, 2003 and July 8, 2003, the Company issued a further 8,527,667 Series 1 Preferred Shares at a price of $3.00 per share in a private placement sale to certain investors. Net proceeds to the Company were approximately $25.0 million. Included in the financing costs were placement agency fees of $635 paid to a Company of which one of the Company's directors is a principal. The proceeds of the private placement were used to fund the purchase of the Mesa, Arizona collection operation and will be used for acquisitions and for general corporate purposes. Each subscriber for Series 1 Preferred Shares was also issued warrants to purchase Common Shares of the Company equal to 20% of the number of Series 1 Preferred Shares purchased by the holder of such Preferred Shares, resulting in a total issuance of 1,705,533 warrants. The terms and conditions of these warrants are the same as described above save and except for the expiry dates which are 5 years from the date of issuance of the warrants.

    - OMNI WASTE

    On March 31, 2003, the Company purchased 23.5% of the membership interests in Omni Waste for $8.25 million in cash and the issuance of 2,050,000 fully paid and non-assessable Common Shares. On May 6, 2003, the Company completed the purchase of the remaining 76.5% of the membership interests in Omni Waste for an aggregate purchase price of $64.1 million, including the assumption of $8.3 million of indebtedness to third parties. $45.8 million of the purchase price was paid in cash on closing. The purchase was completed by the Company's U.S. incorporated subsidiary, WSI.

    Omni Waste owns a 2,200 acre municipal solid waste landfill site which is currently under development in Osceola County, Florida. Omni Waste has received all necessary permits from the Florida Department of Environmental Protection and from Osceola County for the operation of the landfill, which has a permitted capacity of 24 million cubic yards. The landfill site is expected to begin commercial operations by no later than the first quarter of 2004.

    On May 6, 2003, Omni Waste entered into a Royalty Agreement with the vendors. Pursuant to the Royalty Agreement, Omni Waste will pay the vendors a per ton royalty based on the number of tons of waste deposited daily at the Omni Waste landfill.

    Effective May 6, 2003, the Company amended its Senior Credit Facility to authorize the completion of the acquisition of the membership interests in Omni Waste, to increase the Company's authorized capital expenditures in connection with certain new municipal services contracts awarded to the Company and to exclude up to $12.0 million in capital expenditures incurred in connection with the acquisition of Omni Waste or the development of the Omni Waste landfill site from the capital expenditure cap imposed by the Senior Credit Facility. The consent to the completion of the acquisition was conditional upon the Company completing the private placement of the Series 1 Preferred Shares described above and the private placement of Preferred Stock of WSI described below for net cash proceeds of at least $50.0 million.

    On May 14, 2003, the Company issued 1,200,000 Common Shares in consideration for services provided to the Company in connection with the Omni Waste acquisition.

    - WSI AND KELSO

    On May 6, 2003, WSI issued by a private placement, 55,000 shares of its Preferred Stock to Kelso Investment Associates VI, L.P. and KEP VI, LLC (collectively "Kelso") at a price of $1,000.00 per share. The issue of Preferred Stock resulted in net proceeds to the Company of $50.0 million. The proceeds were applied to fund in part the acquisition of the remaining membership interests in Omni Waste and for general corporate purposes.

    The issuance of Preferred Stock was made pursuant to a subscription agreement dated May 6, 2003 (the "WSI Subscription Agreement") between the Company, WSI and Kelso. Under the WSI Subscription Agreement, WSI also issued to Kelso 7,150,000 warrants to purchase shares of common stock (on a one for one basis) of WSI for $3.00 per share. The warrants are exercisable at any time following the completion of a reorganization of the Company pursuant to which the Company will become an indirect subsidiary of WSI (the "Arrangement") and expire on May 6, 2010. Under the WSI Subscription Agreement, up to 45,000 additional shares of Preferred Stock of WSI may be sold to Kelso at the option of the Company.

    The shares of Preferred Stock of WSI are non-voting. Kelso however, has the exclusive right to elect two directors of WSI as follows (i) one director for so long as 5,000 or more shares of Preferred Stock are owned by Kelso or its affiliates and (ii) a second director for so long as 25,000 or more shares of Preferred Stock are owned by Kelso or its affiliates. Certain actions of WSI and its subsidiaries require the prior approval of the holders of a majority of the Preferred Stock. The holders of the Preferred Stock are entitled to receive a liquidation preference of $1,000.00 per share and a cumulative cash dividend of 17.75% per annum (compounding and accruing quarterly in arrears). The Preferred Stock must be redeemed no later than May 6, 2015. Until May 6, 2006, WSI may redeem all or any part of the Preferred Stock on payment of the sum of $1,000.00 per share plus all accrued and unpaid dividends calculated as if the Preferred Stock were redeemed on May 6, 2006. After May 6, 2006 and until May 6, 2015, the Company may redeem the Preferred Stock on payment of the sum of $1,000.00 per share plus all accrued and unpaid dividends calculated to the date of redemption. If the Preferred Stock has not been redeemed by May 6, 2009, Kelso may after that date require WSI to initiate a sale of WSI or its assets on terms approved by the board of directors of WSI consistent with the fiduciary obligations of the directors.

    Pursuant to the terms of the WSI Subscription Agreement, if the Company does not effect the Arrangement by March 31, 2004, then Kelso has the right to obtain up to 6,000,000 additional warrants to purchase shares of common stock of WSI at an exercise price of $0.01. Kelso also has the right to require that the warrants for shares of common stock of WSI issued to Kelso be exchanged for warrants for Common Shares of the Company (referred to as an "Exchange Event" under the WSI Subscription Agreement) after the expiration of a 60 day consultation period following March 31, 2004.

    If additional warrants to purchase shares of common stock of WSI are issued under the WSI Subscription Agreement, then, upon the Arrangement occurring, the maximum number of shares of common stock that may be issued by WSI may be in excess of 20% of the number of shares of common stock outstanding as of the date of the exercise of such warrants. Alternatively, if the Arrangement does not occur and an Exchange Event under the WSI Subscription Agreement occurs, then if all the warrants are exercised pursuant to their terms, the maximum number of Common Shares that may be issued by the Company may be in excess of 20% of the number of Common Shares outstanding as of the date of the exercise of such warrants. Shareholder approval of the issuance of these Common Shares under the events described above is required in accordance with the rules of NASDAQ.

    The Common Shares of the Company or the shares of common stock of WSI, as applicable, to be issued upon the exercise of the warrants will not be registered under the U.S Securities Act, as amended, or under applicable Canadian securities laws. Such Common Shares or shares of common stock of WSI, as applicable, will therefore be subject to restrictions on resale under such laws. The Company has, however, entered into a Registration Rights Agreement with the holders of the warrants which grant such holders demand and piggy-back registration rights with respect to the Common Shares or the shares of common stock of WSI, as applicable, issuable upon the exercise of the warrants.

    - CACTUS WASTE AND MESA, ARIZONA COLLECTION OPERATIONS

    On July 3, 2003, the Company purchased Cactus Waste for $650 in cash. Cactus Waste owns an 800 acre property in Pinal County, Arizona which has been re-zoned to permit the development of a municipal solid waste landfill on the property. The landfill's current design generates a lifetime permitted capacity in excess of 100 million tons. The Company expects to begin commercial operation at the landfill in the first quarter of 2005. Cactus Waste has also obtained the required zoning and permits to operate a transfer station in Mesa, Arizona that will be able to process up to 4,000 tons per day. Construction of the transfer station is expected to begin in August, 2003. Operations at the transfer station are expected to begin by no later than the first quarter of 2004.

    Upon receipt of all required permits and governmental authorizations for the operation of the landfill site, the Company will issue 1,250,000 of its Common Shares to the vendors of Cactus Waste. The vendors have the option to elect receipt of the sum of $3.0 million in lieu of the 1,250,000 Common Shares. Additional one-time lump sum payments are payable to the vendors based on the landfill receiving certain thresholds of average tons of waste per day. These payments, when and if made, will total $18.0 million.

    On July 3, 2003, Cactus Waste entered into a Royalty Agreement with the vendors. Pursuant to the Royalty Agreement, Cactus Waste will pay the vendors a royalty on all waste deposited at the Cactus Waste landfill, after the earlier to occur of July 3, 2007, or the receipt of 1,250 tons of waste per day at the landfill.

    On July 10, 2003, the Company completed the purchase of a collection business in Mesa, Arizona, for a purchase price of $2,785. The purchase price was paid in cash. The purchase was completed through a subsidiary of WSI, Waste Services of Arizona, Inc. The acquired business services approximately 16,000 customers. All of the disposal volume of the collection operation will be internalized upon completion of construction of the Cactus Waste transfer station and landfill.

    - MANAGEMENT, BOARD AND AUDITOR CHANGES

    Effective June 1, 2003, the Company entered into a two year employment agreement with William (Bill) P. Hulligan as its Executive Vice President, North American Operations. In his role, Mr. Hulligan will be responsible for all aspects of the day to day operations of the Company.

    On June 19, 2003, George Matelich and R. John (Jack) Lawrence were elected to the board of directors. George Matelich and Don Sanders were elected to the Audit Committee and George Matelich was named Chairman of the Audit Committee.

    Effective July 11, 2003, the Company and its U.S. subsidiary, WSI, entered into an employment agreement with Larry D. Henk, who was appointed President and Chief Operating Officer.

    During 2003, the Company's auditors, PriceWaterhouseCoopers LLP advised that they do not intend to stand for re-election as the Company's auditors at the next annual shareholders meeting. The Company, through its Audit Committee, is in the process of engaging new auditors.

B.  BUSINESS OVERVIEW

    OPERATIONS

    As of December 31, 2002, the Company served approximately 526,889 customers, comprised of 29,219 commercial clients, 4,097 industrial clients and 493,573 residential and other clients.

    The following table sets forth certain information regarding the Company's revenues by category of activity and geographic region for the years ended December 31, 2002, 2001 and 2000.

                                      2002                  2001                             2000
                                    --------   ------------------------------   ------------------------------
                                     CANADA     CANADA       US       TOTAL      CANADA       US       TOTAL
                                    --------   --------   --------   --------   --------   --------   --------
Commercial and Industrial
  Collection......................  $60,151    $51,319     $3,322    $54,641    $53,957    $12,175    $ 66,132
Residential Collection............   17,524     16,654      2,588     19,242     16,698     10,220      26,918
Transfer Station and Landfill.....   15,339     10,176         28     10,204      9,758        101       9,859
Commercial and Residential
  Recycling.......................    3,904      3,748         --      3,748      4,585         --       4,585
Other.............................    1,928      3,599      1,807      5,406      5,412      4,102       9,514
                                    -------    -------     ------    -------    -------    -------    --------
                                    $98,846    $85,496     $7,745    $93,241    $90,410    $26,598    $117,008
                                    =======    =======     ======    =======    =======    =======    ========

    COMMERCIAL, INDUSTRIAL AND RESIDENTIAL WASTE COLLECTION SERVICES

    The Company's commercial and industrial collection services are performed principally under one to three year service agreements or short-term purchase orders. Fees are determined by a variety of factors, including collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged by competitors for similar services. The Company's ability to pass on price increases is sometimes limited by the terms of its contracts. Commercial and industrial collection vehicles normally require one operator. The Company provides two to eight cubic yard containers to commercial customers and ten to fifty cubic yard containers to industrial customers. No single commercial or industrial contract is material to the Company's results of operations.

    Most residential waste collection and recycling services are provided by the Company through multi-year contracts with municipal governments. These long-term solid waste collection contracts with municipalities typically contain a formula, generally based on a pre-determined published price index, for automatic adjustments to fees to cover increases in some, but not all, operating costs. Disposal costs are generally paid directly by the municipality. Under the terms of each of these agreements, the Company has exclusive rights to provide certain services to the community served. The range of services provided by the Company can be as simple as one-stream collection services (e.g. blue box), or more comprehensive, including various waste services. For example, in Red Deer, Alberta, the Company provides commercial and residential services, while in Penticton, British Columbia, the Company provides commercial, industrial and residential services. Each of these agreements was bid on a competitive basis, and rates for all services are set forth in the agreements. The largest municipal contract accounted for 2.5% of revenue during 2002.

    Fees for residential solid waste collection services performed on a subscription basis are based primarily on route density, the frequency and level of service, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in the Company's markets for similar services. No single residential subscription agreement is material to the Company's results of operations.

    The Company disposes of the waste it collects in one of four ways:

    - at municipally owned landfills;

    - through Company owned transfer stations;

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

    TRANSFER STATION SERVICES

    The Company currently operates ten transfer stations located in Edmonton, Alberta; Abbotsford, British Columbia; and in Barrie, Bracebridge, Brampton, Brockville, Hamilton, Keswick, Kingston and Orillia, Ontario, Canada. Each transfer station receives, compacts and transfers solid waste to larger vehicles for transport to landfills. The Company generally seeks to establish a transfer station network in service areas where it can gain access to remote disposal capacity at rates that are lower than local municipal or third party disposal options. The Company believes that additional benefits of building a transfer station network include:

    - improving utilization of collections personnel and equipment; and

    - building relationships with municipalities and private operators that deliver waste, which can lead to additional growth opportunities.

    LANDFILLS

    On February 3, 2000, the Company completed the purchase of the Paintearth Municipal Landfill in Coronation, Alberta, Canada. The Paintearth assets acquired included a landfill which is permitted to accept non-hazardous solid waste, construction and demolition waste and certain special wastes, together with a composting facility, a bio-remediation facility, and a material recycling facility. The landfill consists of 160 acres zoned for waste disposal and another 320 acres of contiguous land that is suitable for future expansion. It is estimated that the 160 acre site has a total remaining capacity for
4.4 million cubic meters or 6.0 million tonnes of oil field waste. There is a waste material restriction on the landfill of 200,000 tonnes per year. The Company estimates that it has at least 38 years of remaining airspace in the current 160 acre parcel. This landfill is used for the disposal of municipal solid waste and solid, non-hazardous wastes generated by the oil field industry in Western Canada.

    With its February 2002 acquisition of Ottawa, Ontario based Waste
Services Inc. ("Waste Services Ottawa"), the Company acquired a second landfill located on the east side of Ottawa in Ontario, Canada. The landfill consists of 79 acres zoned for waste disposal and another 21 acres of contiguous lands. The 79 acre landfill is permitted to accept up to 234,750 tonnes per year of dry waste for disposal. It is estimated that the 79 acre site has a remaining capacity for 1.45 million cubic meters or 1.75 million tonnes and the Company estimates that it has at least seven years of remaining airspace in the 79 acre parcel at the current fill rate.

    The Company also operates a landfill in the town of Gravenhurst, Ontario under a landfill operating contract with the District Municipality of Muskoka. The responsibility for cell development, closure and post-closure care costs, including any financial assurance requirements and environmental monitoring, remains with the municipality.

    On May 6, 2003, the Company completed its acquisition of the remaining membership interests in Omni Waste. Omni Waste owns a 2,200 acre municipal solid waste landfill site which is currently under development in Osceola County, Florida. Omni Waste has received all necessary permits from the Florida Department of Environmental Protection and from Osceola County for the operation of the landfill, which has a permitted capacity of 24 million cubic yards. The landfill site is expected to begin commercial operations by no later than the first quarter of 2004.

    In July 2003, the Company completed its acquisition of Cactus Waste. Cactus Waste owns an 800 acre property in Pinal County, Arizona, which has been re-zoned to permit its development as a municipal solid waste landfill. The landfill's current design generates a lifetime permitted capacity in excess of 100 million tons. Cactus Waste has also obtained the required permits and zoning to operate a transfer station in Mesa, Arizona that will be able to process up to 4,000 tons per day.

    COMMERCIAL AND RESIDENTIAL RECYCLING

    The Company offers municipal, commercial and industrial customers services for a variety of recyclable materials, including cardboard, office paper, plastic containers, glass bottles, fiberboard, and ferrous and aluminum metals. The Company operates five material recycling facilities in Barrie, Bracebridge, Keswick, Kitchener and Lindsay, Ontario, Canada. The Company delivers other collected recyclable materials to third parties for processing and resale. In an effort to reduce the Company's exposure to commodity price fluctuations on recycled materials, where competitive pressures permit, the Company will charge collection and/or processing fees for recycling volume collected from third parties. The Company believes that recycling will continue to be an important component of provincial and local solid waste management plans due to the public's increasing environmental awareness and regulations that mandate or encourage recycling.

    OTHER SPECIALIZED SERVICES

    Other specialized services offered by the Company consist primarily of sales and leasing of compactor equipment, portable toilet services for special events or construction sites and contract management services for chain stores with multiple locations. Portable toilet services are provided from our operations in Barrie and Kingston, Ontario and Abbotsford, British Columbia. Leaf and yard waste is composted at our landfill in Ottawa, Ontario.

    SALES AND MARKETING

    The Company has a diverse customer base, with no single contract or customer accounting for more than 3.5% of revenues during the year ended December 31, 2002. The Company markets its services on a decentralized basis principally through its district managers and direct sales representatives. The Company's sales representatives visit customers on a regular basis and call upon potential new customers within a specified territory or service area.

    COMPETITION

    The solid waste services industry is highly competitive and fragmented. The Company competes with large, national solid waste services companies, as well as smaller regional solid waste services companies of varying sizes and resources. Some of the Company's competitors are better capitalized, have greater name recognition and greater financial, operational and marketing resources than the Company, and may be able to provide services at a lower cost. The Company also competes with operators of alternative disposal facilities, and with municipalities that maintain their own waste collection and disposal operations. Public sector operators may have financial advantages over the Company because of their access to user fees and similar charges as well as to tax revenues.

    GOVERNMENTAL REGULATION

    The Company is subject to significant federal, provincial and local environmental and land use laws and regulations in Canada and following its acquisition of Omni Waste, Cactus Waste and the Mesa, Arizona collection business, is also subject to significant federal, state and local environmental and land use laws and regulations in the United States. The enforcement of both Canadian and U.S. environmental laws has become increasingly stringent. The Company believes that it is currently in substantial compliance with all material applicable environmental laws, permits, orders and regulations, and does not currently anticipate any significant environmental costs necessary to bring existing operations into compliance, although there can be no assurance in this regard. The Company anticipates that regulation, legislation and regulatory enforcement actions related to the solid waste services industry will continue to increase.

    To transport and manage solid waste, the Company must possess and comply with one or more permits from federal, provincial, or local agencies and government offices. These permits also must be periodically renewed and may be modified or revoked by the issuing agency.

    The principal statutes and regulations that apply to the Company's operations in Canada are described below.

    CANADIAN REGULATION

    The Company's operations in Canada are subject to environmental statutes and regulations at each of the federal, provincial and local levels. These laws impose restrictions designed to control air, soil and water pollution and regulate health and safety, zoning and land use and the handling of hazardous and non-hazardous wastes, and often empower government officials to issue administrative orders, including orders to cease carrying on a specific activity. This regulatory framework imposes significant compliance burdens and risks. The contravention of these laws may result in substantial fines that could equal or exceed the amount of monetary benefit acquired as a result of the commission of the offense and which could materially affect the Company's business, results of operations and financial condition. In addition, the Company's Canadian operations are subject to federal and provincial legislation regulating the operation of the Company's fleet of vehicles, as well as to provincial occupational health and safety and workers compensation statues which establish employer responsibilities for worker health and safety. The provisions of these statutes impose compliance burdens and costs and may result in significant penalties on the Company for failure to comply.

    CANADA. The Canadian Environmental Protection Act, 1999 regulates, among other things, the import and export of waste into and out of Canada. In 2003 the federal government is expected to introduce regulations to control the import and export of prescribed non-hazardous wastes destined for final disposal. The Transportation of Dangerous Goods Act regulates the transport of wastes across provincial and federal borders.

    The Fisheries Act prohibits, among other things, the discharge of a deleterious substance into waters frequented by fish and the harmful alteration of fish habitat.

    ONTARIO. Ontario's Environmental Protection Act, including Ontario Regulation 347 as amended, which regulates general waste management and Regulation 232/98 as amended, which regulates new or expanding landfill sites, prescribe the principal standards for the location, maintenance and operation of waste management systems, transfer and disposal sites in Ontario and creates offenses for spills, unlawful discharges or failure to comply with permits or approvals.

    The operation of a waste management system or a transfer or disposal site in Ontario requires a certificate of approval or a provisional certificate of approval issued by the Ministry of the Environment under Part V of the Ontario Environmental Protection Act. The Company has applied for and obtained Certificates of Approval for the operation of all of its waste management systems and its transfer and disposal sites in Ontario.

    In June of 2002, the Waste Diversion Act was enacted. Pursuant to this legislation the Waste Diversion Organization was created with a mandate to develop, implement and operate waste diversion programs, designed to increase the diversion of waste from disposal. Programs to be developed in 2003 include recycling (municipal Blue-box), waste oil and used tires with programs for organics, electronics and household special wastes (ie. paints and solvents) to follow in later years.

    Regulation 127/01 of the Environmental Protection Act requires the monitoring and reporting of airborne contamination from many industry sectors including the waste management sector.

    The Ontario Water Resources Act prohibits unlawful discharges into water and regulates wastewater systems in Ontario, including leachate collection, treatment and discharges at landfills.

    The Ontario Ministry of the Environment has proposed draft regulations to implement Administrative Monetary Penalties (AMPs) for noncompliance and environmental infractions under the Environmental Protection Act, the Ontario Water Resources Act and the Pesticides Act.

    The Ontario government recently passed amendments to the Municipal Act which allow, in certain prescribed circumstances, the formation of municipal businesses to compete directly in a public competitive bidding process with the private sector waste services industry in respect of the collection, transfer, storage, disposal or recycling of residential waste. The Truck Transportation Act and the Highway Traffic Act regulate the operation and licensing regulate the Company's operations in Alberta.

    ALBERTA. The Environmental Protection and Enhancement Act, comprehensively regulates the management and control of waste, including hazardous waste, and creates offenses for spills and other matters of non-compliance. The Waste Control Regulation deals in detail with the identification of wastes and requirements for the handling, storage and disposal of waste. The waste control legislation is currently under review. Waste management facilities currently permitted under the Alberta Public Health Act, including the Company's landfill in Coronation, Alberta, must be permitted by Alberta Environment no later than 2006 and re-permitted every 10 years thereafter. Re-approval of the Coronation, Alberta landfill site may impose additional permit conditions that may increase the cell development and operating cost above current levels, or may limit the type, quantity or quality of waste that may be accepted. New landfill design standards are being developed by Alberta Environment that may require the Company to construct or operate future landfill cells and infrastructure to a higher and potentially more costly standard than currently permitted.

    BRITISH COLUMBIA. The Environmental Management Act create offenses related to spills, unlawful discharges and failure to comply. In May 2003, British Columbia introduced Bill 57 to replace the Environmental Management Act and the Waste Management Act with a new Environmental Management Act and regulations under that Act. Bill 57 has not yet been proclaimed in force. Among many changes, under the new Act, a risk-based approach will be applied to the permitting process for all businesses and activities and regulations will be developed to increase the use of administrative penalties as a compliance enforcement tool. Various other provincial statutes, such as the Transportation of Dangerous Goods Act deal generally with environmental matters and could also impact the Company's operations in British Columbia.

    QUEBEC. Quebec's Environmental Quality Act and the regulations pursuant thereto prescribe the principal standards for waste management systems, transfer stations and disposal sites in Quebec.

    The establishment and operation of a waste management system in Quebec, or a part of a waste management system, requires an operating permit under the Environmental Quality Act. To obtain a modification of the activities or materials referred to in a permit, the permit holder must satisfy the conditions for the issuance of a permit, which apply to the new materials or activities to be covered by the permit. The Company currently has limited operations in the Province of Quebec.

    MUNICIPALITIES. Many municipal governments have local by-laws that affect the operations of solid waste services companies. These include zoning and health measures that limit solid waste management activities to certain sites or activities, control the delivery of solid wastes to specified sites, restrict or ban the movement of solid wastes into a municipality and regulate discharges into municipal sewers from solid waste facilities. There has been an increasing trend to mandate and encourage waste reduction and separation at source and waste recycling, and to prohibit or restrict the disposal of certain solid wastes, such as yard waste, leaves and tires, in landfills. Such restrictions could affect the ability of the Company's transfer stations and landfills to operate at full capacity.

    UNITED STATES REGULATION

    The Company's U.S. operations (including those which were sold in 2001 and which could continue to result in liability to the Company) and any waste exported by the Company for disposal in U.S. landfills are subject to the following laws and regulations:

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

    Some of the Company's municipal solid waste services contracts, supply contracts and permits to operate transfer stations, landfills and recycling facilities require performance bonds, letters of credit or other means of financial assurance for security. At December 31, 2002, the Company had provided customers and various regulatory authorities with bonds and letters of credit in the aggregate amount of approximately $17.1 million to secure its obligations.

C.  ORGANIZATIONAL STRUCTURE

    The Company's operations are conducted through direct and indirect wholly owned subsidiaries of Capital Environmental Resource Inc. Set forth below is certain information regarding the Company's significant subsidiaries:

                                                                                          PROPORTION OF
                                                                                       OWNERSHIP INTEREST
NAME                                                    JURISDICTION OF ORGANIZATION   HELD BY THE COMPANY
----                                                    ----------------------------   -------------------
1364927 Ontario Limited...............................       Ontario, Canada                  100%
1364928 Ontario Limited...............................       Ontario, Canada                  100%
1427255 Ontario Inc...................................       Ontario, Canada                  100%
943162 Ontario Inc....................................       Ontario, Canada                  100%
Active Disposal & Recycling Ltd.......................   British Columbia, Canada             100%
Huneault Sales & Equipment Ltd........................       Ontario, Canada                  100%
HWM Ltd...............................................       Ontario, Canada                  100%
Mer Bleue Developments Inc............................       Ontario, Canada                  100%
NDC Management Services Inc...........................       Ontario, Canada                  100%
No. 400 Sail View Ventures Ltd........................   British Columbia, Canada             100%
Quality Waste Management Ltd..........................       Alberta, Canada                  100%
Ram-Pak Compaction Systems Ltd........................            Canada                      100%
Waste Services Inc....................................       Ontario, Canada                  100%
West Coast Survival & Safety Inc......................   British Columbia, Canada             100%
Z Best Waste Systems Inc..............................       Alberta, Canada                  100%

    On January 1, 2003, the Company and all of the above described subsidiaries, other than Ram-Pak Compaction Systems Ltd., were amalgamated to form Capital Environmental Resource Inc.

    On January 13, 2003, the Company incorporated a wholly-owned subsidiary, Omni Waste, Inc. Omni Waste, Inc. was incorporated in the State of Delaware, U.S.A. and on April 24, 2003, Omni Waste, Inc. changed its name to Waste Services, Inc. ("WSI"). On March 31, 2003, Omni Waste, Inc. acquired a 23.5% membership interest in Omni Waste of Osceola County LLC ("Omni Waste"). On May 6, 2003, WSI completed the acquisition of the remaining 76.5% membership interests in Omni Waste.

    On May 13, 2003, the Company incorporated a wholly-owned subsidiary, Capital Environmental Holdings Company ("CEHC") for the purposes of effecting the proposed reorganization of the Company and its U.S. subsidiary, WSI. CEHC is incorporated in the Province of Nova Scotia, Canada.

    On July 1, 2003, WSI incorporated a wholly owned subsidiary, Waste Services of Arizona, Inc. Waste Services of Arizona, Inc. was incorporated in the State of Delaware, U.S.A. to complete the purchase of the assets of the collection operation in Mesa, Arizona.

D.  PROPERTY AND EQUIPMENT

    The Company currently owns nine parcels of real property, including three landfills and six facilities used for administration, dispatch and maintenance. All of such properties are free of any mortgage, lien or encumbrance, other than liens and encumbrances relating to the Company's Senior Credit Facility. The following chart contains certain information regarding these pieces of owned real property:

LOCATION                                 SIZE          USE
--------                                 ----          ---
779 Powerline Road, Brantford,             5.7 acres   Office, maintenance, truck and container storage
  Ontario..............................

147 and 155 Ardelt Avenue, Kitchener,      2.8 acres   Office, maintenance, truck and container storage
  Ontario..............................

1151 Herring Gull Way, Parksville,            1 acre   Office, maintenance, truck and container
  British Columbia.....................                storage, Recycling

Coronation Landfill, Coronation,           480 acres   Landfill, recycling, composting, bio-remediation
  Alberta..............................

1152 Kenaston Street, Ottawa,                5 acres   Office, maintenance, truck and container storage
  Ontario..............................

1223 Confederation Street, Sarnia,           4 acres   Office, truck and container storage
  Ontario..............................

4800 Development Drive, Brockville,          3 acres   Office, truck and container storage, waste
  Ontario..............................                transfer

3354 Navan Road, Ottawa, Ontario.......    100 acres   Landfill, composting, office

Osceola County, Florida................  2,200 acres   Permitted landfill (not currently operating)

    As of December 31, 2002, the Company leased a total of 21 facilities and other parcels of real property used in its solid waste operations. The Company also leases its corporate headquarters in Burlington, Ontario under a lease that expires in March 2004. The following chart contains certain information regarding these properties:

LOCATION                                 SIZE              USE
--------                                 ----              ---
8028 Edgar Industrial Green,...........          2 acres   Office, truck and container storage,
Red Deer, Alberta                                          maintenance

500 and 580 Ecclestone Drive,..........  4.9 and 6 acres   Office, truck and container storage,
Bracebridge, Ontario                                       maintenance, waste transfer, recycling

117-5025 90th Street South East........           1 acre   Office, truck and container storage,
Calgary, Alberta                                           maintenance

180 James Street West, Orillia,........        1.4 acres   Office, truck and container storage,
Ontario                                                    maintenance, waste transfer

117 Advance Boulevard,.................        2.9 acres   Office, truck and container storage,
Brampton, Ontario                                          maintenance, waste transfer

1266 McAdoo's Lane, R.R. #1,...........         13 acres   Office, truck and container storage, waste
Glenburnie, Ontario                                        transfer

1450 McAdoo's Lane, R.R. #1,...........          4 acres   Maintenance, container storage
Glenburnie, Ontario

34321 Industrial Way,..................          4 acres   Office, truck and container storage,
Abbotsford, British Columbia                               maintenance, waste transfer

28 and 29 Hwy. 35 South,...............          2 acres   Office, truck and container storage, recycling
Lindsay, Ontario

641 Athabasca Street,..................          2 acres   Office, truck and container storage,
Kamloops, British Columbia                                 maintenance

53103 Strathmoor Way,..................        6.5 acres   Office, truck and container storage,
Sherwood Park, Alberta                                     maintenance, waste transfer

LOCATION                                 SIZE              USE
--------                                 ----              ---
4624 Cumberland Road,..................          2 acres   Office, truck and container storage,
Cumberland, British Columbia                               maintenance

1200 Carmi Avenue, Penticton,..........        1.5 acres   Office, truck and container storage,
British Columbia                                           maintenance

3109 Boles Road,.......................          3 acres   Office, truck and container storage,
Duncan, British Columbia                                   maintenance

688 Harper Road, Peterborough,.........        2.2 acres   Office, truck and container storage,
Ontario                                                    maintenance

10 Hooper Road, Barrie, Ontario                  2 acres   Office, truck and container storage,
                                                           maintenance

176A Saunders Road, Barrie, Ontario               1 acre   Recycling, waste transfer

300 and 306 Lake Avenue North,.........         0.8 acre   Office, truck and container storage,
Hamilton, Ontario                                          maintenance, waste transfer

210, 2899 Broadmoor Blvd...............      600 sq. ft.   Western Regional Office
Sherwood Park, Alberta

1801 Kosmina Drive.....................        .25 acres   Office and parking
Vernon, B.C.

23082 McCowan Road, Sutton.............         10 acres   Office, truck and container storage,
West, Ontario                                              maintenance, recycling

    As of December 31, 2002, the Company utilized approximately 613 waste collection vehicles and other support vehicles, of which approximately 58 were leased. The Company believes that its vehicles, equipment and operating properties are well maintained and adequate for its current operations. However, the Company expects to make investments in additional equipment and property for expansion and replacement of assets, pursuant to new municipal services contracts and in connection with future acquisitions.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    The following discussion is based on, and should be read in conjunction with
Item 3. "Key Information", Item 4. "Information on the Company" and the Company's Consolidated Financial Statements and Notes thereto contained in this Report.

    OVERVIEW

    Capital Environmental Resource Inc. is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services to commercial, industrial and residential customers. The Company was formed on January 1, 2003 on the amalgamation of its predecessor Capital Environmental Resource Inc., with a number of its wholly owned subsidiaries, pursuant to the Business Corporations Act (Ontario). The Company's predecessor was incorporated in May 1997 and began operations in June 1997 when it acquired selected Canadian solid waste assets and operations from Canadian Waste Services Inc. and its parent, USA Waste Services, Inc. (now known as Waste Management, Inc.).

    From June 1997 through December 2002, the Company acquired 41 solid waste services businesses in Canada, including 46 collection operations, 13 transfer stations, two landfills, seven recycling processing facilities and a contract to operate two landfills (one of which was subsequently closed) and one transfer station. Between May 1997 and May 2000, the Company acquired nine solid waste services businesses in the United States, all of which were sold in the first and second quarters of 2001. In May 2003, the Company acquired the Omni Waste landfill in Osceola County, Florida. In July 2003, the Company acquired Cactus Waste, which owns an 800 acre property in Pinal County, Arizona, which has been re-zoned to permit its development as a municipal solid waste landfill, as well as a zoned and permitted property on which a transfer station in Mesa, Arizona is to be constructed. In July 2003, the Company also acquired a collection operation in Mesa, Arizona.

    The Company's corporate offices are located at 1005 Skyview Drive, Suite 221, Burlington, Ontario, Canada, L7P 5B1. The Company's telephone number is (905) 319-1237.

    See also Item 4.A. "Strategy and Recent Developments" for more information regarding developments in the Company's operation, organization and capital structure in fiscal 2002 and through July 11, 2003.

A.  OPERATING RESULTS

    The following table sets forth items in the Company's Consolidated Statement of Operations as a percentage of revenues and the percentage changes in the dollar amounts of these items compared to the previous years.

                                                                                                            % DOLLAR
                                                                                                             CHANGE
                                                                                                       -------------------
                                                                                                         2002       2001
                                                                                                         OVER       OVER
                                                               2002          2001          2000          2001       2000
                                                             --------      --------      --------      --------   --------
Revenues...............................................       100.0%        100.0%        100.0%           6.0%     (20.3)%
Cost of operations, excluding depreciation and
  amortization.........................................        62.0          67.7          67.9           (3.0)     (20.5)
Depreciation and amortization..........................        10.8          12.1          10.4           (4.9)      (7.4)
Selling, general and administrative....................        19.7          19.5          15.9            6.9       (2.2)
Goodwill impairment losses.............................        --             3.6          11.5          --         (74.8)
Loss (recovery) related to sale of U.S. assets.........        (0.7)          5.2          --           (114.7)     --
Foreign exchange (gain) loss...........................        (1.5)          1.1          --           (243.7)     --
                                                              -----         -----         -----        -------     ------
Income (loss) before interest and taxes................         9.7          (9.3)         (5.7)         210.3
Interest and financing expense.........................         5.8          10.8           9.1          (42.9)      (5.8)
                                                              -----         -----         -----        -------     ------
Income (loss) before income taxes......................         3.9         (20.1)        (14.8)         --
Income tax provision...................................         1.7           1.0           0.8           77.0       (4.2)
                                                              -----         -----         -----        -------     ------
Net income (loss)......................................         2.2         (21.1)        (15.6)
                                                              =====         =====         =====        =======     ======

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

    Revenue increased to $98.8 million in 2002 compared to $93.2 million in 2001. The 6.0% increase in revenue was the result of acquisition growth, net of the divestiture of the Company's collection operations in Syracuse and Rochester, New York and Williamsport, Pennsylvania (the "U.S. Collection Operations") of 6.1%, and price increases of 2.5%. The six acquisitions made during the year contributed $13.3 million or 14.3% to revenue. The largest contributor was the Waste Services Ottawa acquisition which contributed
$11.3 million to revenue. A major soil disposal contract contributed
$3.5 million of the revenue. The divestiture of the Company's U.S. Collection Operations in 2001 resulted in a decrease in revenue of $7.7 million.

    Volume decreased by 1.6% as new commercial, industrial and residential business was offset by the loss of a national brokerage customer, a reduction in compactor sales, the loss of three municipal contracts for residential collection and a loss of revenue from closing a transfer station.

    The decline of the Canadian dollar compared to the U.S. dollar reduced revenue by 1.0% when revenue is translated for reporting purposes into U.S. dollars.

    Revenue in 2001 decreased 20.3% compared to 2000. Sixteen percent of this decrease was attributed to the sale of the Company's U.S. Collection Operations during 2001. Excluding the U.S. Collection Operations, revenue declined by $4.9 million or 5.4%. The majority of the decrease was the result of translating the results of Canadian operations into U.S. dollars during a period of decline in the value of the Canadian dollar compared to the U.S. dollar.

    Canadian revenue decreased by 1.4% after eliminating the exchange rate impact. The decline was the result of lower commodity prices for recyclables, lower sales and lease revenue from compactor transactions and a decrease in temporary roll off business. These decreases were offset to an extent by higher residential and commercial revenue.

    The sources of revenue and growth rates are as follows:

                                                                                                         GROWTH RATES
                                                                                                    ----------------------
                                                                                                      2002          2001
                                                                                                      OVER          OVER
                                     2002                  2001                   2000                2001          2000
                               ----------------      ----------------      -------------------      --------      --------
                                                                 (In thousands of US $)
Commercial and industrial
  collection.................  $60,151     60.9%     $54,641     58.7%     $ 66,132       56.5%       10.1%        (17.4)%
Residential collection.......   17,524     17.7       19,242     20.6        26,918       23.0        (8.9)        (28.5)
Transfer station and
  landfill...................   15,339     15.5       10,204     10.9         9,859        8.4        50.3           3.5
Commercial and residential
  recycling..................    3,904      3.9        3,748      4.0         4,585        3.9         4.2         (18.3)
Contract management and other
  specialized services.......    1,928      2.0        5,406      5.8         9,514        8.2       (64.3)        (43.2)
                               -------    -----      -------    -----      --------      -----       -----         -----
                               $98,846    100.0%     $93,241    100.0%     $117,008      100.0%        6.0%        (20.3)%
                               =======    =====      =======    =====      ========      =====       =====         =====

    Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

                                                                2002        2001
                                                              --------      -----
Price.......................................................     2.5%         0.6%
Volume......................................................    (1.6)       (18.9)
Acquisitions, net of divestitures...........................     6.1          0.8
Foreign currency translation................................    (1.0)        (2.8)
                                                                ----        -----
Total.......................................................     6.0%       (20.3)%
                                                                ====        =====

    Revenue and growth in revenue from geographic components are as follows:

                                                                                                    GROWTH RATES
                                                                                                 -------------------
                                                                                                   2002        2001
                                                                                                   OVER        OVER
                                     2002                  2001                  2000              2001        2000
                               ----------------      ----------------      ----------------      --------      -----
                                                              (In thousands of US $)
Canada.......................  $98,846    100.0%     $85,496     91.7%     $ 90,410    77.3%        15.6%       (5.4)%
United States................    --        --          7,745      8.3        26,598    22.7       (100.0)      (70.9)
                               -------    -----      -------    -----      --------   -----       ------       -----
                               $98,846    100.0%     $93,241    100.0%     $117,008   100.0%         6.0%      (20.3)%
                               =======    =====      =======    =====      ========   =====       ======       =====

    As described earlier, in the first and second quarters of 2001, the Company sold its U.S. Collection Operations.

    COST OF OPERATIONS

    Cost of operations includes labor, fuel, equipment maintenance, tipping fees paid to third-party disposal facilities, worker's compensation and vehicle insurance, the cost of materials purchased to be recycled, subcontractor expense and local, state or provincial taxes and excludes depreciation and amortization. Cost of operations for the year ended
December 31, 2002 was $61.3 million compared to $63.1 million for the year ended December 31, 2001.

    The cost of operations as a percentage of revenue decreased to 62.0% for the year ended December 31, 2002 from 67.7% for the year ended December 31, 2001. Operating costs in total and as a percentage of revenue decreased as lower margin U.S. Collection Operations were eliminated and higher margin landfill operations were added with the purchase of Waste Services Ottawa.

    Cost of operations for the year ended December 31, 2001 was $63.1 million compared to $79.3 million for the year ended December 31, 2000. The 20.5% decrease in cost of operations was attributable primarily to the sale of the U.S. Collection Operations as described above. Cost of operations as a percentage of revenue was 67.7% for the year ended December 31, 2001 compared to 67.9% for the year ended December 31, 2000.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative ("SG&A") expenses include management, clerical, financial, accounting and administrative compensation and overhead costs associated with the marketing and sales force, professional services and community relations expense. SG&A expenses for the year ended December 31, 2002 were $19.5 million compared to $18.2 million for the year ended December 31, 2001. In 2001, the Company incurred $4.6 million of unusual expenses associated with settlements of law suits, failed acquisitions, change in control, restructuring costs and various other associated costs. After adjusting for the impact of these costs, SG&A increased by $5.9 million or 43.4% for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

    SG&A increased as a percentage of revenue to 19.7% in 2002 from 19.5% in 2001. After adjusting for the impact of the unusual costs in 2001 discussed above, SG&A as a percentage of revenue decreases to 14.6% in 2001. The increase in SG&A costs and as a percentage of revenue resulted from increases in management, sales, and administrative personnel and related costs associated with the Company's growth strategy.

    SG&A expenses are expected to increase over the 2003 fiscal year as the Company continues to implement its growth strategy. Once acquisitions have been fully integrated with the Company's existing operations, SG&A as a percentage of revenue is expected to return to levels more consistent with industry norms.

    SG&A expenses for the year ended December 31, 2001 were $18.2 million compared to $18.6 million for the year ended December 31, 2000. The
$0.4 million, or 2.2% decrease is the result of the sale of the U.S. Collection Operations which were completed during the first and second quarters of 2001. The decrease was larger than indicated above as unusual expenses of $4.6 million were incurred in 2001 for legal settlements, failed acquisitions, change in control, restructuring costs and various other associated costs. As a percentage of revenues, SG&A expenses increased to 19.5% in 2001 from 15.9% in 2000 due to the unusual charges.

    DEPRECIATION AND AMORTIZATION EXPENSE

    Depreciation and amortization expense includes depreciation of fixed assets over the estimated useful life of the assets using the straight-line method, depletion of landfill site costs on a unit of consumption basis, the amortization of other intangible assets over appropriate time periods and, prior to January 1, 2002, the amortization of goodwill over 40 years. The Company has accounted for all business acquisitions since inception using the purchase method of accounting, which has resulted in significant amounts of goodwill being included on the balance sheet. Depreciation and amortization expense for the year ended December 31, 2002 was $10.7 million compared to $11.3 million for the same period in 2001. As a percentage of revenues, depreciation and amortization expense was 10.8% for the year ended December 31, 2002 compared to 12.1% for the year ended December 31, 2001. The composition of depreciation and amortization expense changed as there was a $1.8 million reduction in goodwill amortization between 2002 and 2001 as a result of the Company's adoption of SFAS No. 142. This was offset by depletion of the newly acquired Waste Services Ottawa landfill, depreciation of new capital expenditures and amortization of customer contracts and lists.

    Depreciation and amortization expense for the year ended December 31, 2001 was $11.3 million compared to $12.2 million for the same period in 2000. The decrease was primarily due to the divestiture of the

U.S. Collection Operations in 2001, which more than compensated for fixed asset write downs of $2.0 million. The write downs were made to adjust estimated lives and to write down certain equipment to salvage value. As a percentage of revenues, depreciation and amortization expense increased to 12.1% in 2001 from 10.4% in 2000.

    UNUSUAL CHARGES

    Unusual items during 2002 included a recovery of $0.7 million on the sale of the U.S. Collection Operations related to the settlement of a lease obligation, the payment of a receivable and receipt of a hold back payment, all of which had been provided for in 2001.

    A realized foreign exchange gain of $1.4 million was recognized in 2002 when the Company's U.S. dollar denominated debt resident in Canada was repaid in connection with refinancing of the Company's Senior Credit Facility.

    Unusual charges incurred during fiscal 2001 included a loss of $4.9 million relating to the sale of the U.S. Collection Operations, goodwill impairment charges of $3.4 million and an unrealized foreign exchange loss of $1.0 million related to the translation of U.S. dollar denominated debt held in the Canadian operations.

    INTEREST AND FINANCING EXPENSE

    In the year ended December 31, 2002, interest and financing expense decreased 42.9% to $5.7 million from $10.0 million for the year ended
December 31, 2001. The decrease is attributable to lower average debt balances outstanding and lower interest rates. During the period, the average debt outstanding was $34.3 million lower than the prior year. In addition, the weighted average interest rate (excluding amortization of deferred financing expense) for the year ended December 31, 2002 was 7.4% as compared to 9.5% for the year ended December 31, 2001. The decrease was primarily the result of the lower fixed margin rate for Canadian Eurodollar rate loans charged under the Senior Credit Facility compared to the rate that was charged under the previous Senior Debt facility. Amortization of deferred financing costs in the year ended December 31, 2002 amounted to $1.9 million as compared to $1.8 million for the year ended December 31, 2001.

    In the year ended December 31, 2001, interest and financing expense decreased 5.8% to $10.0 million from $10.6 million for the year ended
December 31, 2000. The overall decrease in interest and financing expense over the prior year was primarily a result of a decrease in the average level of outstanding debt due to proceeds from the sale of the U.S. Collection Operations and the September 2001 private placement transaction being used to pay down senior debt. The weighted average interest rate increased from 8.6% in 2000 to 9.5% in 2001. Deferred financing cost amortization also increased by 16.4% in 2001 as compared to 2000 as the term of the Company's Senior Credit Facility was reduced.

    INCOME TAXES

    The Company's effective income tax rate during 2002 was 44.6% compared to negative 5.2% in 2001. The increase in the effective income tax rate and the increase in taxes is primarily due to earnings of the Waste Services Ottawa group of companies and the five other acquired companies (which were subsidiaries of the Company until December 31, 2002 and as such were not able to utilize the Company's tax loss carry forwards in 2002) and the large business corporations tax.

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

B.  LIQUIDITY AND CAPITAL RESOURCES

    As of December 31, 2002, 2001 and 2000, the Company's capital structure consisted of:

                                                                                                   CHANGE
                                                                                           ----------------------
                                                                                             2002          2001
                                                                                             OVER          OVER
                               2002                  2001                  2000              2001          2000
                         ----------------      ----------------      ----------------      --------      --------
                                                          (In thousands of US $)
Long-term debt.........  $ 52,698    39.5%     $51,229     51.6%     $ 97,928    69.7%     $ 1,469       $(46,699)
Capital lease
  obligations..........     2,872     2.2        2,139      2.2         3,969     2.8          733         (1,830)
Stockholders' equity...    77,817    58.3       45,913     46.2        38,655    27.5       31,904          7,258
                         --------   -----      -------    -----      --------   -----      -------       --------
                         $133,387   100.0%     $99,281    100.0%     $140,552   100.0%     $34,106       $(41,271)
                         ========   =====      =======    =====      ========   =====      =======       ========

    Long-term debt and stockholders' equity increased by $34.1 million or 34.4% at December 31, 2002 compared to December 31, 2001. The increase was the result of an increase in stockholders' equity of $31.9 million and an increase in long-term debt and capital lease obligations of $2.2 million. Stockholders' equity increased as a result of net proceeds from the issuance of preferred shares (which were later converted to common shares) of $28.1 million, the amortization of deferred compensation of $1.0 million, proceeds of $0.3 million from the exercising of stock options and net income of $2.1 million. Foreign currency translation adjustments also contributed $0.4 million.

    Long-term debt increased $1.5 million at December 31, 2002 compared to December 31, 2001 as the closure and post closure accrual increased with the acquisition of the Waste Services Ottawa landfill site. Capital lease commitments increased by $0.7 million as some of the vehicle purchases made during the year were financed by entering into lease obligations.

    Long-term debt and stockholders' equity decreased by $41.3 million or 29.4% at December 31, 2001 compared to December 31, 2000. The $46.7 million decrease in long-term debt at December 31, 2001 compared to December 31, 2000 was primarily a result of paying down the senior debt with the net cash proceeds from the sale of the U.S. Collection Operations and the September 2001 private placement transaction.

    Stockholders' equity increased by $7.3 million in 2001 as compared to 2000 primarily due to receipt of net equity proceeds of $29.1 million from the September 2001 private placement transaction, offset by a loss of $19.7 million and a foreign currency translation adjustment loss of $2.0 million related to the weakening of the Canadian dollar.

    The Company's capital requirements include working capital and fixed asset replacement. In addition, the Company will need capital to finance future acquisitions and integration of acquired businesses. The Company plans to meet its capital needs through various sources, including internally generated funds, borrowings under its Senior Credit Facility, and additional debt or equity financings. As of December 31, 2002, adjusted working capital was $3.1 million, excluding the current portion of long-term debt and capital lease obligations. The Company generally applies the cash generated from its operations that remains available after satisfying working capital and capital expenditure requirements to reduce indebtedness under its Senior Credit Facility.

    Total capital expenditures in 2002 were $13.9 million, of which $10.8 million related to the purchase of vehicles. Budgeted capital expenditures for 2003 are expected to be $11.6 million, of which $6.4 million is related to vehicle purchases.

    For the year ended December 31, 2002, net cash provided by operations was $13.7 million, compared to $6.7 million in the prior year. This $7.0 million increase was primarily due to improved profitability as lower margin
U.S. Collection Operations were eliminated and higher cash generating landfill operations were added. This improvement in profitability was partially offset by an increase in cash used for working capital, particularly accounts receivable and income taxes.

    For the year ended December 31, 2002, net cash used in investing activities was $39.8 million, compared to net cash provided of $13.3 million for the year ended December 31, 2001. The use of cash in 2002 was the result of the Waste Service Ottawa and the five other acquisitions made during the year as well as the increase in capital expenditures during 2002. The cash generated in 2001 resulted from the sale of the U.S. Collection Operations.

    For the year ended December 31, 2002, net cash provided by financing activities was $25.4 million, compared to net cash used of $17.4 million for the year ended December 31, 2001. This net change of $42.8 million resulted primarily from the $43.5 million net repayment of debt in 2001. The debt repayments in 2001 resulted from the sale of the U.S. Collection Operations and the $29.1 million equity raise. The $28.4 million of equity raised in 2002 was used to acquire companies and for capital expenditures rather than to reduce debt.

    As of December 31, 2002, the Company had utilized approximately
C$94.7 million of the C$116.0 million available under the Senior Credit Facility, consisting of C$80.0 million of Canadian dollar loans bearing interest at 6.058%, and outstanding letters of credit of C$14.7 million. At December 31, 2002, the Company had C$21.3 million of availability under its Senior Credit Facility, subject to the covenants and restrictions described more fully below.

    In June 2002, the Company entered into a new three year Senior Credit Facility with a group of banks led by Bank of America and Canadian Imperial Bank of Commerce and repaid all amounts outstanding under its pre-existing senior credit facility. The Senior Credit Facility is a revolving credit facility denominated in Canadian dollars, which provided for borrowings of up to the lesser of $61.0 million or C$92.0 million at closing. On July 31, 2002, the facility was increased to the lesser of $76.5 million or C$116.0 million. Assuming that the Company can locate additional lenders, or if any of the existing lenders wish to further increase their participation, the facility can be increased by a further C$30.0 million prior to December 31, 2003. The new facility is subject to quarterly commitment reductions beginning January 1, 2004, as described more fully below, and is collateralized by substantially all of the Company's assets. In addition to scheduled commitment reductions, the Company is required to prepay and reduce the available credit with the proceeds of any asset sales or issuances of debt, in each case subject to certain exceptions. Interest rates under the new facility are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or prime rate). The fixed margins range from 2.75% to 3.75% for Canadian Eurodollar rate loans and 1.25% to 2.25% for prime rate loans. Within the ranges, the fixed margin is determined based on the Company's leverage ratio.

    The Senior Credit Facility subjects the Company to various financial covenants and restrictions relating to, among other things, minimum net worth levels, specified fixed charge coverage ratios, maximum leverage ratios, minimum levels of earnings before interest, taxes, depreciation and amortization, limits on capital expenditures and indebtedness, lender approval of certain acquisitions and dispositions and limits on operating leases. Additionally, while the Senior Credit Facility is in place, the Company is not permitted to pay cash dividends on its capital stock. These covenants and restrictions could limit the manner in which the Company conducts its operations and could adversely affect its ability to raise capital. Any failure by the Company to comply with these covenants and restrictions will, unless waived by the lenders, result in an inability to borrow under the credit facility and/or an immediate obligation to repay all amounts outstanding. In such event, the Company would be required to refinance its debt or obtain capital from other sources such as subordinated debt, equity issuances, or sales of assets so that the Company could meet its repayment obligations, which may not be possible.

    Beginning January 1, 2004, the Company is required to reduce the amount of senior debt under the Senior Credit Facility by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003, as set forth below:

                                                              PERCENTAGE REDUCTION OF COMMITMENT
REPAYMENT DATE                                                  AMOUNT AS OF DECEMBER 31, 2003
--------------                                                ----------------------------------
January 1, 2004.............................................                 5.0%
April 1, 2004...............................................                 8.0%
July 1, 2004................................................                 8.0%
October 1, 2004.............................................                 8.0%
January 1, 2005.............................................                10.0%
April 1, 2005...............................................                11.0%
June 30, 2005...............................................                50.0%

    Proceeds of the loans under the Senior Credit Facility are to be used for general corporate purposes including capital expenditures, ongoing working capital requirements, and permitted acquisitions.

C.  RESEARCH AND DEVELOPMENT PATENTS AND LICENSES

    Not applicable.

D.  TREND INFORMATION

    SEASONALITY

    The Company expects its results of operations to vary seasonally. For a more detailed explanation see Item 3D. -- "Key Information -- Risk
Factors -- Seasonality".

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

E.  OFF BALANCE SHEET ARRANGEMENTS

    Not applicable.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

    The tables below set forth a summary of the Company's contractual obligations and other commercial commitments as of December 31, 2002:

                                                                        PAYMENTS DUE BY PERIOD
                                                         -----------------------------------------------------
                                                                    LESS THAN     1-3        4-5      AFTER 5
CONTRACTUAL OBLIGATIONS                                   TOTAL      1 YEAR      YEARS      YEARS      YEARS
-----------------------                                  --------   ---------   --------   --------   --------
Long-Term Debt(1)......................................  $50,773     $   63     $50,710      $--       $--
Capital Lease Obligations..............................    2,872      1,262       1,610      --         --
Operating Leases.......................................    6,139      1,570       2,552       600       1,417
                                                         -------     ------     -------      ----      ------
Total Contractual Cash Obligations.....................  $59,784     $2,895     $54,872      $600      $1,417
                                                         =======     ======     =======      ====      ======

------------

(1) Consists of indebtedness incurred pursuant to the Company's Senior Credit Facility which may be increased or accelerated as described in
    Item 5B -- "Liquidity and Capital Resource".

                                                            AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                      ------------------------------------------------------
                                                        TOTAL
                                                       AMOUNTS    LESS THAN     1-3        4-5       AFTER
OTHER COMMERCIAL COMMITMENTS                          COMMITTED    1 YEAR      YEARS      YEARS     5 YEARS
----------------------------                          ---------   ---------   --------   --------   --------
Standby Letters of Credit(2)........................   $14,662     $--        $14,662      $--      $ --
Other Commercial Commitments(3).....................   $20,687     $--        $ --         $--      $20,687
                                                       -------     ------     -------      ----     -------
Total Commercial Commitments........................   $35,349     $--        $14,662      $--      $20,687
                                                       =======     ======     =======      ====     =======

------------

(2) Expire on maturation of the Company's Senior Credit Facility.

(3) Consists of closure and post-closure obligations.

G. CRITICAL ACCOUNTING POLICIES

    The preparation of financial statements in conformity with U.S. GAAP requires the Company to utilize accounting policies and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Management believes that the following accounting policies and estimates are the most critical to the Company's business operations and to understanding its results of operations. They should be read in conjunction with the consolidated financial statements of the Company.

    REVENUE RECOGNITION

    The Company recognizes revenue when services such as providing collection services and accepting waste at the Company's disposal facilities, are rendered or when products are delivered. Amounts billed to customers, prior to providing the related services, are deferred and reported as revenues in the period in which the services are rendered. Long-term service contracts are reviewed on a regular basis for losses. Full provision for anticipated losses is made in the period when the likelihood of a loss has been established. Sales of compactor equipment are recorded on shipment.

    ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

    Management specifically analyzes accounts receivable and also analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms, and various other factors when evaluating the adequacy of the allowance for doubtful accounts in any accounting period. Differences may result in the amount and timing of expenses for any period if management makes different judgments or uses different estimates.

    BUSINESS ACQUISITIONS, VALUATION OF IDENTIFIABLE INTANGIBLE ASSETS AND
     GOODWILL

    The Company accounts for business acquisitions using the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, management must identify and attribute values and estimated lives to the intangible assets acquired. While experts may be used to assist the Company with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

    In June 2001, the Financial Accounting Standards Board ("FASB") issued
SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets, including those meeting new recognition criteria under the Statement, will continue to be amortized over their estimated useful lives.

    The Company fully adopted the new rules on accounting for goodwill and other intangible assets effective January 1, 2002. The Company tests goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In the first quarter of 2002, the Company performed the first of the required impairment tests of goodwill based on the carrying values as of January 1, 2002. As a result of performing the test for potential impairment, the Company determined that no impairment existed as of January 1, 2002, or as a result of the annual impairment test, which was performed as at December 31, 2002, and therefore it was not necessary to write down any of its goodwill. However, there can be no assurance that goodwill will not be impaired at any time in the future.

    Amortization of goodwill in the years ending December 31, 2001 and 2000 was $1,797 and $2,455, respectively. Had this accounting policy change been made retroactively, the Company's net loss for the years ending December 31, 2001 and 2000, adjusted for the non-amortization provisions of SFAS No. 142, would have been $17,871 and $15,826, respectively. Basic and diluted loss per share for the years ending December 31, 2001 and 2000, after adjusting for the non-amortization of goodwill, would have been $1.46 and $2.20, respectively.

    Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause the Company to conclude that impairment indicators exist and that goodwill associated with the acquired businesses, which amounted to $64.4 million (or 43.6% of total assets) at December 31, 2002, or other identifiable intangible assets are impaired. Any resulting impairment loss or changes to the estimated lives of these assets could have a material adverse impact on the Company's financial condition and results of operations. Prior to January 1, 2002, the Company determined impairment by comparing the undiscounted amount of expected future operating cash flows, excluding interest and financing costs, with the carrying amounts of such assets. Expected future cash flows were based upon the best estimate given the facts and circumstances at that time. Impairments in the carrying amount of identifiable intangible assets and goodwill are expensed. During fiscal 2001 and fiscal 2000, the Company wrote down goodwill by $3.4 million and $13.5 million, respectively.

    As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance, cash flows and fair value, future results of the Company could be affected if these current estimates of future performance and fair value change.

    LONG-LIVED ASSETS

    The Company's long-lived assets include property and equipment. At
December 31, 2002, the Company had net property and equipment of $59.0 million, which represented approximately 39.9% of the Company's total assets. Amortization of these costs is done on a straight-line method over the estimated useful life of the assets or for landfills on a units of consumption basis as permitted air space of the landfill is consumed.

    The landfill sites are recorded at cost. Landfill improvements are capitalized including direct costs incurred to construct and develop the sites. All indirect landfill development costs are expensed as incurred. Capitalized landfill site costs, together with the estimated projected capitalizable costs to be incurred over the remaining life of the landfill, are used to determine the amount to be amortized. Estimated projected capitalizable costs and the estimated useful life of the sites are determined by management based on estimates provided by the Company's internal or third party engineers and are reviewed on a regular basis.

    The estimated fair value of these long-lived assets is dependent on the Company's future performance. In assessing for potential impairment of these long-lived assets, the Company considers future performance. If these forecasts of future performance are not met, the Company may have to record an impairment charge not previously recognized, which may be material.

    The Company reviews the carrying values of its property, equipment and landfill sites to determine whether such values are recoverable from future estimated earnings. The amount of any impairment is charged against income. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial statements and related disclosures.

    ACCRUED CLOSURE AND POST-CLOSURE COSTS

    Accrued closure and post-closure costs represent an estimate of the future obligation associated with closure and post-closure monitoring of the non-hazardous solid waste landfills owned by the Company. Site specific closure and post-closure engineering cost estimates are prepared for the landfills owned by the Company. The impact of changes in estimates, based on an annual update, are accounted for on a prospective basis. The present value of estimated future costs are accrued based on a units of consumption method as permitted airspace of the landfill is consumed. The Company estimates the amounts and timing of payments related to closure and post-closure costs and inflates those costs by an inflation factor of 1.4% and uses a discount rate of 5.5% to determine the present value.

    ACCOUNTING FOR INCOME TAXES

    The Company uses the liability method to account for income taxes. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In preparing the consolidated financial statements, the Company is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, property, plant and equipment and losses for tax and accounting purposes. These differences result in deferred tax assets, which include tax loss carry-forwards, and liabilities, which are included within the consolidated balance sheet. The Company then assesses the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely, a valuation allowance is established. To the extent a valuation allowance is established or increased in a period, the Company includes an expense within the tax provision of the Consolidated Statement of Operations.

    The Company recorded a full valuation allowance against the net deferred tax assets at December 31, 2001, due to the significant losses in each of 2001 and 2000 and the resulting uncertainties related to the Company's ability to utilize the deferred tax assets before they expire.

    NEW ACCOUNTING PRONOUNCEMENTS

    The Company will be impacted by the future adoption of new accounting pronouncements, details of which are more fully described in Note 2 to the consolidated financial statements. The more significant changes applicable to the Company are as follows:

    In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 will require, upon adoption, that the Company recognize as a component of asset cost, the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value of the obligation can be made. Under this statement, the liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will be required to adopt SFAS No. 143 on January 1, 2003.

    The new pronouncement will significantly impact the accounting for landfill retirement obligations, which the Company has historically referred to as closure and post-closure obligations. The adoption of SFAS No. 143 will have no impact on the Company's cash requirements. Accrued closure and post-closure costs represent an estimate of the current value of the future obligations associated with closure and post-closure monitoring of non-hazardous solid waste landfills. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Accruals for closure and post-closure monitoring and maintenance consider site inspection, groundwater monitoring, leachate management, methane gas management and recovery, and operating and maintenance costs to be incurred during the period after the facility closes. Certain of these environmental costs, principally capping and methane gas management costs, are also incurred during the operating life of the site in accordance with the landfill operation requirements. Site specific closure and post-closure engineering cost estimates are prepared annually.

    Landfill closure and post-closure liabilities will continue to be calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure using an inflation rate of 2.0% and discounting the inflated total to its present value using an 8.5% discount rate. The 8.5% discount rate is higher than the 5.5% historically used as SFAS No. 143 requires the use of a credit-adjusted risk-free rate. The resulting closure and post-closure obligation will be recorded on the balance sheet as the landfill's total airspace is put into service.

    Upon adoption, SFAS No. 143 requires that a charge for the cumulative change in accounting principle for landfill obligations be recorded for the period retroactive to the date of the inception of the landfill. Inception of the asset retirement obligation is the date operations commenced or the date the landfill was acquired. Upon adoption of SFAS No. 143 on January 1, 2003, the Company expects a cumulative effect of the change in accounting principle of approximately $0.5 million, net of tax, an increase in the closure and post-closure liability of approximately $2.9 million and an increase in the net landfill assets of approximately $3.7 million.

    In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". This new standard is effective for fiscal years beginning on or after May 15, 2002 or for transactions occurring after May 15, 2002 related to SFAS No. 13, paragraphs 8 and 9(c).

    This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends SFAS No. 13, "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company will adopt this new standard prospectively on January 1, 2003. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

    In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of the entity's commitment to the exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

    In January 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure". SFAS No. 148 gives entities that elect to adopt the fair market value method of accounting for stock options granted to employees provided for in SFAS No. 123 three alternative transitional accounting methods. In addition, the opportunity to apply the fair market value method only to options granted after the adoption of the standard will not be available for fiscal years beginning after December 31, 2003. SFAS No. 148 also provides that certain pro-forma and other information regarding stock options which is currently required only in an entity's annual financial statements will now be required in interim reports as well. SFAS No. 148 is effective for fiscal years ended after December 15, 2002. Management is in the process of evaluating the implications of this new standard on the Company's consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

    The following table sets forth information concerning the Company's directors and senior management as at July 11, 2003:

                                                                                           YEAR
                                                                                         APPOINTED   YEAR TERM
NAME                                      AGE      POSITION                              TO BOARD     EXPIRES
----                                    --------   --------                              ---------   ---------
David Sutherland-Yoest................        46   Chairman and Chief Executive            2001        2003
                                                   Officer, Director(1)

George Boothe.........................        44   Chief Accounting Officer                 N/A         N/A

Thomas E. Durkin, III.................        49   Executive Vice President, General        N/A         N/A
                                                   Counsel and Secretary

Gary W. DeGroote......................        47   Director(1)(2)(3)                       2002        2004

Larry D. Henk.........................        43   President, Chief Operating Officer       N/A         N/A

David J. Feals........................        45   Chief Financial Officer                  N/A         N/A

Brian J. Forrestal....................        45   Vice President, Environmental            N/A         N/A
                                                   Management

E. Joy Grahek.........................        44   Associate General Counsel and            N/A         N/A
                                                   Assistant Secretary

William P. Hulligan...................        61   Executive Vice President, North          N/A         N/A
                                                   American Operations

R. John (Jack) Lawrence...............        69   Director                                2003        2003

George Matelich.......................        47   Director(2)                             2003        2004

John D. McGarvey......................        42   Executive Vice President, Chief          N/A         N/A
                                                   Operating Officer Eastern Canada

Lucien Remillard......................        56   Director(3)                             2002        2004

Don A. Sanders........................        66   Director(1)(2)(3)                       2001        2003

Stanley A. Sutherland.................        71   Executive Vice President, Chief         2002        2004
                                                   Operating Officer Western Canada,
                                                   Director

Hillel J. Abrams......................        40   Vice President, Health & Safety          N/A         N/A

Shawn Parnham.........................        37   Corporate Controller                     N/A         N/A

------------

(1) Member of the Executive Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

    DAVID SUTHERLAND-YOEST, was appointed a director, Chairman and Chief Executive Officer of the Company on September 6, 2001. His 2 year term expires at the 2003 annual shareholders meeting. He has held the position of Chairman and Chief Executive Officer of H(2)O Technologies, Ltd., a water purification company, since

March 2000. Mr. Sutherland-Yoest served as the Senior Vice President -- Atlantic Area of Waste Management, Inc. from July 1998 to November 1999. From
August 1996 to July 1998, he was the Vice Chairman and Vice
President -- Atlantic Region of USA Waste Services, Inc. ("USA Waste") and the President of Canadian Waste Services Inc., which, during such time, was a subsidiary of USA Waste. From May 1994 to August 1996, he was President, Chief Operating Officer and a director of USA Waste. Prior to joining USA Waste,
Mr. Sutherland-Yoest was President, Chief Executive Officer and a director of Envirofil, Inc. Between 1981 and 1992, he served in various capacities at Laidlaw Waste Systems Ltd. and Browning-Ferris Industries Ltd.
Mr. Sutherland-Yoest is the son-in-law of Stanley A. Sutherland, a director and the Company's Executive Vice President, Chief Operating Officer, Western Canada.

    LARRY D. HENK was appointed as President and Chief Operating Officer on
July 11, 2003. From 1997 through October of 2001, Mr. Henk served in various senior executive positions with Allied Waste Industries, Inc., including as its President and Chief Operating Officer from 2000 until his resignation in October of 2001. Prior to joining Allied Waste, Mr. Henk served in a variety of management and operating capacities for several solid waste services companies, contributing to 20 years of industry experience.

    DON A. SANDERS was appointed to the Board on September 6, 2001. His two year term expires at the 2003 annual shareholders meeting. He has been the Vice Chairman and a director of Sanders Morris Harris Group Inc. ("SMHG"), a financial services holding company formerly known as Pinnacle Global
Group, Inc., since February 2000. He is the Chairman of the Executive Committee of Sanders Morris Harris Inc. ("SMH") (formerly known as Sanders Morris
Mundy Inc.), an investment banking firm and a wholly owned subsidiary of SMHG. Mr. Sanders co-founded SMH in 1987 and served as its President from 1987 to 1996. Before joining SMH, he was employed by E.F. Hutton & Co. Inc., where he served from 1959 to 1987 in various capacities, including as an Executive Vice President from 1982 to 1987 and as a member of its Board of Directors from 1983 to 1987. Mr. Sanders has over 40 years of experience in the securities industry.

    DAVID J. FEALS was appointed as Executive Vice President and Chief Financial Officer on January 10, 2002. Mr. Feals also serves as Chief Financial Officer of H(2)O Technologies, Ltd. He has extensive experience in the solid waste industry with Canadian Waste Services Inc. and Waste Management, Inc. Mr. Feals was formerly with KPMG and has been a Certified Public Accountant for over 20 years.

    GARY W. DEGROOTE was originally appointed to the Board on September 6, 2001. He was re-elected on November 20, 2002 for a 2 year term. He has been the President and sole director of GWD Management Inc. a private investment holding company since 1981. From 1991 to 1995, Mr. DeGroote was President and a director of Republic Environmental Systems Ltd. Mr. DeGroote served in various positions at Laidlaw Waste Systems, Ltd. and its affiliates from 1976 to 1989, including as Vice President and a member of the board of directors of Laidlaw Inc. from 1983 to 1989.

    R. JOHN (JACK) LAWRENCE has been Chairman of Lawrence and Company Inc., an investment advisory, money management and merchant banking firm, since October of 1995. Before founding Lawrence & Company, Inc., Mr. Lawrence held progressively senior executive positions with Nesbitt Burns, Inc. and its predecessor serving as its Chairman and Chief Executive Officer from November 1980 to September of 1994 and then as its Deputy Chairman until October of 1998. Mr. Lawrence serves as a director of Methanex Corporation, Indigo Books and Music and several other public and private companies.

    GEORGE E. MATELICH, has been Managing Director of Kelso & Company since October 1990. Mr. Matelich has been affiliated with Kelso & Company since 1985. Mr. Matelich serves as a director of FairPoint Communications, Inc. and as a Trustee of the University of Puget Sound.

    LUCIEN REMILLARD was originally appointed to the Board on September 6, 2001. He was re-elected on November 20, 2002 for a 2 year term. He has been the President and Chief Executive Officer, since 1997, of RCI Environment Inc., a waste management company. From 1981 to 1995, Mr. Remillard was the President and Chief Executive Officer of Intersan Inc., a waste management company.
Mr. Remillard, since 1983, has served as a director of the Greater Montreal Area Committee Paritaire des Boueurs, the organization regulating labor relations for the Montreal solid waste removal industry. Mr. Remillard is also Chairman of the Board of Directors of Remstar Corporation, an independent distribution and film production company.

    STANLEY A. SUTHERLAND became an employee of the Company on November 19, 2001 and was appointed Executive Vice President and Chief Operating Officer, Western Canada, on December 1, 2001. He was elected as a director on December 7, 2001, and re-elected as a director on November 20, 2002 for a 2 year term.
Mr. Sutherland has had extensive management experience in the waste services industry having previously held executive positions with Canadian Waste
Services Inc. and Browning-Ferris Industries Ltd. and has over 35 years of experience in the solid waste industry. Mr. Sutherland is the father-in-law of David Sutherland-Yoest.

    WILLIAM P. HULLIGAN was appointed Executive Vice President, North American Operations of the Company on June 1, 2003. He has extensive operational and executive experience having held several positions throughout his twenty year career with Waste Management, Inc. His last position with Waste
Management, Inc. was as its Executive Vice President. Prior to leaving Waste Management, Inc., Mr. Hulligan headed a family business.

    JOHN D. MCGARVEY became an employee of the Company on October 10, 2001 and was appointed Executive Vice President and Chief Operating Officer for Eastern Canada effective January 1, 2002. Mr. McGarvey has had 17 years of experience in the solid waste industry with USA Waste Services, Inc. and Laidlaw Waste
Systems Ltd.

    THOMAS E. DURKIN, III was appointed Senior Vice President, Corporate Development, General Counsel and Secretary of the Company on November 15, 2001. His current position is Executive Vice President, General Counsel and Corporate Secretary. Mr. Durkin is an inactive partner in the law firm of Durkin & Durkin. Mr. Durkin has six years of experience in the solid waste industry with Waste Management, Inc. and USA Waste Services, Inc. and has been admitted to the practice of law in the States of New York and New Jersey for over 20 years.

    ELIZABETH JOY GRAHEK was appointed Associate General Counsel on June 1, 2003. Ms. Grahek served as Executive Vice President, General Counsel to the Company from August of 1998 through October of 1999. She has practiced law in Ontario for the past 19 years.

    GEORGE BOOTHE was appointed Chief Accounting Officer of the Company in September 2001. Mr. Boothe joined the Company in February 1999 as Chief Financial Officer and served as President of the Company from December 1999 until September 2001. He has more than 13 years experience in the solid waste industry in both financial and operational roles with various waste management companies. Mr. Boothe became a Chartered Accountant in 1986.

    SHAWN PARNHAM was appointed Corporate Controller of the Company in August 2000. Mr. Parnham originally joined the Company in May 1999 as the Service Area Controller for the Northern Ontario Service Area. He has twelve years of accounting and financial experience in various accounting positions with the Steel Co. of Canada and with the Laidlaw Group of Companies.
Mr. Parnham obtained his Certified Management Accountant designation in 1993.

    HILLEL J. ABRAMS was appointed Vice President, Health and Safety in
March 2002. Mr. Abrams served as Director Health and Safety and Director Risk Management for Canadian Waste Services Inc. from April 1997 to March 2002. He has 17 years of health and safety and risk management experience in the waste industry with Sanifill Canada Inc. and Canadian Waste Services Inc.

    BRIAN J. FORRESTAL has served as Vice-President, Environmental Management since January of 1998. Prior to joining the Company, Mr. Forrestal spent over 7 years with Laidlaw Waste Systems Ltd. Mr. Forrestal has 11 years of environmental management experience in the waste industry.

B.  COMPENSATION

    DIRECTOR COMPENSATION POLICY

    On September 24, 2001, the Board of Directors authorized option grants to each of the four (4) non-employee directors to purchase 30,000 common shares for service on the Board of Directors through 2001 and 2002, as well as grants to each non-employee director of 5,000 options for each committee of the Board of Directors upon which such non-employee director served during that period and an additional 5,000 options for the Chairman of the Audit Committee. All of these options have an exercise price equal to the fair market value of the Common Shares on the grant date, vested in full on September 24, 2002 and expire upon the earlier of five years after the grant date or one year after the director ceases to be a member of the Board of Directors (18 months in the case of retirement, death, or mental or physical disability). In addition, during 2002, C$30 was paid to Mr. Grover in connection with his service on an independent committee of the Board of Directors related to the Company's issuance of Series 1 Preferred Shares in February 2002.

    EXECUTIVE COMPENSATION

    During 2002, the Company's directors and officers received aggregate compensation of $1,494.9, (consisting of salary, bonus and severance) plus options to acquire an aggregate of 302,500 Common Shares.

    The following table sets forth the compensation paid and the benefits in kind (including options) granted to directors and executive officers of the Company during 2002:

                                                                       (IN THOUSANDS OF US DOLLARS)
                                                               ---------------------------------------------
NAME                                       TITLE                 SALARY        BONUS            OTHER           BENEFITS IN KIND
----                           -----------------------------   -----------   ----------   ------------------   ------------------
George Boothe................  Chief Accounting Officer              135.6         58.9                  5.3

Thomas E. Durkin, III........  Executive Vice President,             160.0         64.2           --
                               General Counsel and Corporate
                               Secretary

Gary DeGroote................  Director                            --            --               --

David J. Feals...............  Chief Financial Officer               211.7       --               --           250,000 options to
                               effective as of January 10,                                                     purchase Common
                               2002                                                                            Shares at an
                                                                                                               exercise price of
                                                                                                               C$5.19 per share.
                                                                                                               Expiry Date:
                                                                                                               01/02/2007

Warren Grover................  Director                            --            --                     19.1
                               Resigned April 9/03

Hillel J. Abrams.............  Vice President Health &                75.6         38.2                  5.3   40,000 options to
                               Safety effective October 1,                                                     purchase Common
                               2002                                                                            Shares at an
                                                                                                               exercise price of
                                                                                                               C$6.34 per share.
                                                                                                               Expiry Date:
                                                                                                               03/04/2007

John D. McGarvey.............  Executive Vice President and          161.2       --               --
                               Chief Operating Officer,
                               Eastern Canada effective
                               January 1, 2002

Shawn Parnham................  Corporate Controller                   71.5          8.2                  2.2   12,500 options to
                               Officer effective                                                               purchase Common
                               October 1, 2002                                                                 Shares at an
                                                                                                               exercise price of
                                                                                                               C$5.89. Expiry
                                                                                                               Date: 02/01/2007

Lucien Remillard.............  Director                            --            --               --

Don A. Sanders...............  Director                            --            --               --

Stanley A. Sutherland........  Director, Executive Vice              151.6         15.6                 32.5
                               President and Chief Operating
                               Officer, Western Canada

David Sutherland-Yoest.......  Director, Chairman and Chief          210.2         63.7                  4.3
                               Executive Officer

C.  BOARD PRACTICES

    The Board of Directors held a total of 9 meetings during fiscal year 2002, either personally or by teleconference. Each of the current directors attended at least 89% of the meetings of the Board of Directors and all committees of the Board of Directors on which they served.

    The Company has an Executive Committee, a Compensation Committee and an Audit Committee. The directors appointed to the Executive Committee, Compensation Committee and Audit Committee following the 2001 annual shareholders meeting are as follows:

    (a) Don A. Sanders, David Sutherland-Yoest and Gary W. DeGroote were appointed to the Executive Committee of the Board of Directors, with Mr. Sanders appointed Chairman of the Executive Committee. The Executive Committee has all the power of the Board of Directors in respect of the management and direction of the business and affairs of the Company (save and except those set out in Section 127(3) of the Business Corporations Act, (Ontario)) in all cases in which specific directions shall not have been given by the Board of Directors;

    (b) Gary W. DeGroote, Don A. Sanders and Lucien Remillard were appointed to the Compensation Committee, with Mr. DeGroote appointed as Chairman of the Compensation Committee. All of the members of the Compensation Committee are non-employee directors. The Compensation Committee determines the compensation of executive officers subject, if the Board of Directors so directs, to the Board of Directors' further ratification of such compensation; determines the compensation for other officers or delegates such determinations to an executive officer or officers; and grants options, stock or other equity interests under the Company's stock option or other equity-based incentive plans. The Compensation Committee held 1 meeting during fiscal year 2002.

    (c) Warren Grover, Lucien Remillard and Gary W. DeGroote were appointed to the Audit Committee, with Mr. Grover appointed as Chairman of the Audit Committee. Mr. Grover resigned as a director effective April 9, 2003. On June 19, 2003, George Matelich and Don Sanders were appointed to the Audit Committee to replace Mr. Grover and Mr. Remillard who had resigned from the Audit Committee. Mr. Matelich was appointed Chairman of the Audit Committee. All of the members of the Audit Committee are non-employee directors. The Audit Committee makes recommendations to the Board of Directors concerning the engagement of independent auditors; reviews with the independent auditors the plans and results of the audit engagement; considers the range of audit and non-audit fees; verifies that auditors are independent of management and are objective in their findings; reviews recommendations on internal controls and related management response; reviews the audit reports with management and the auditor; and monitors management's efforts to correct deficiencies described in any audit examination. The Audit Committee held a total of 3 meetings during fiscal year 2002.

EMPLOYMENT AGREEMENTS

    GEORGE BOOTHE. George Boothe entered into an Employment Agreement with the Company on September 24, 2001, which Employment Agreement replaced and superceded all previous employment agreements. The Agreement is for a term of two years ending September 23, 2003. Under Mr. Boothe's Employment Agreement he is entitled to a base salary of C$185 subject to subsequent merit increases, and a discretionary annual bonus of up to 50% of his base salary. Upon termination without cause, Mr. Boothe will receive the greater of the salary payable for the remaining term of his Employment Agreement or six months base salary (plus pro-rated bonus). In addition, upon termination, the options to purchase 75,000 Common Shares granted to Mr. Boothe upon execution of his employment agreement shall continue to vest and be exercisable until the end of the option term as set out in the option grant. If the employment agreement is not renewed at the end of its term, Mr. Boothe will be entitled to six months base salary.
Mr. Boothe's employment agreement also provides for other customary benefits and perquisites and prohibits Mr. Boothe from competing with the Company during the term of his employment and for a specified period following termination.

    THOMAS E. DURKIN, III. Thomas E. Durkin, III entered into an Employment Agreement with the Company on May 1, 2002 for a period of two years ending
April 30, 2004. Mr. Durkin is entitled to a base salary of C$225 subject to subsequent merit increases, and a discretionary annual bonus of up to 100% of his base salary. Upon termination without cause, Mr. Durkin will receive the greater of the salary payable for the remaining term of his Employment Agreement or six months base salary, plus his annual bonus from the previous year (pro-rated). In addition, the option to purchase 250,000 Common Shares granted to Mr. Durkin on November 19, 2001 shall continue to vest and be exercisable until the end of the option term as set out in the option grant. If the employment agreement is not renewed at the end of its term, Mr. Durkin will be entitled to six months base salary. Mr. Durkin's employment agreement also provides for other customary benefits and perquisites. Mr. Durkin has agreed not to compete with the Company during the term of his employment and for a specified period following termination.

    DAVID J. FEALS. David J. Feals entered into an Employment Agreement with the Company on January 10, 2002 for a period of two years ending December 31, 2003. Mr. Feals is entitled to a base salary of C$215 subject to subsequent merit increases and a discretionary annual bonus. In addition, the Company has agreed to pay Mr. Feals equalization payments of $70 in 2002 and $85 in 2003. Upon termination without cause, Mr. Feals will receive the greater of the salary payable for the remaining term of his Employment Agreement or six months base salary, plus his annual bonus from the previous year (pro-rated). In addition, the option to purchase 250,000 Common Shares granted to Mr. Feals upon execution of his employment agreement shall continue to vest and be exercisable until the end of the option term as set out in the option grant. If the employment agreement is not renewed at the end of its term, Mr. Feals is entitled to six months base salary. Mr. Feals' employment agreement also provides for other customary benefits and perquisites and prohibits Mr. Feals from competing with the Company during the term of his employment and for a specified period following termination.

    LARRY D. HENK. Larry D. Henk entered into an Employment Agreement with the Company and its U.S. subsidiary, Waste Services Inc. effective as of July 11, 2003 for an indeterminate term. Under the Employment Agreement, Mr. Henk is entitled to a base salary of $400 or such higher rate as may be determined from time to time by the Board of Directors plus an annual cash bonus of up to 100% of his base salary. The Employment Agreement provides for the following termination benefits: (a) if the agreement is terminated upon death or total disability, Mr. Henk or his beneficiaries will be paid his base salary for a period of three years from the effective date of termination plus three times his average annual bonus in equal instalments over 36 months, he or his dependents will continue to receive Company benefits for a period of three years, and any outstanding stock options shall vest in accordance with the terms of the Company's stock option plan then in effect; (b) if the agreement is terminated without cause or by Mr. Henk for good reason, as defined in the agreement, Mr. Henk will be paid his base salary for a period of two years from the effective date of termination, plus two times his average annual bonus in equal instalments over 24 months, he will continue to receive Company benefits for a period of three years and any outstanding stock options shall vest in accordance with the terms of the Company's stock option plan then in effect;
(c) if the agreement is terminated by Mr. Henk for good reason or by the Company without cause and a change of control has occurred within the two-year period preceding or within the one-year period following the effective date of termination, Mr. Henk will be paid a lump sum equal to three times the sum of his base salary at the rate in effect immediately prior to the effective date of termination, and his average annual bonus paid in the three most recently completed fiscal years, he will continue to receive Company benefits for a period of three years, and any outstanding stock options shall vest and be exerciseable in accordance with the terms of the Company's stock option plan then in effect; (d) if the agreement is terminated for cause or by Mr. Henk voluntarily and without good reason, Mr. Henk is entitled to receive any accrued but unpaid base salary, expenses and any earned benefits. The Employment Agreement also provides for other customary benefits and perquisites and prohibits Mr. Henk from competing with the Company during the term of his employment and for a specified period following termination.

    JOHN D. MCGARVEY. John D. McGarvey entered into an Employment Agreement with the Company on January 1, 2002 for a period of two years ending
December 31, 2003. Mr. McGarvey is currently entitled to a base salary of C$225 subject to subsequent merit increases and a discretionary annual bonus. In addition, the Company made an equalization payment to Mr. McGarvey of $70 in 2002. Upon termination without cause, Mr. McGarvey will receive the greater of the salary payable for the remaining term of his Employment Agreement or six months base salary, plus his annual bonus from the previous year (pro-rated). In addition, the option to purchase 250,000 Common Shares granted to Mr. McGarvey on November 18, 2001 shall continue to vest and be exercisable until the end of the option term as set out in the option grant. If the employment agreement is not renewed at the end of its term, Mr. McGarvey is entitled to six months base salary. Mr. McGarvey's employment agreement also provides for other customary benefits and perquisites and prohibits Mr. McGarvey from competing with the Company during the term of his employment and for a specified period following termination.

    STANLEY A. SUTHERLAND. Stanley A. Sutherland has an Employment Agreement with the Company which expires on November 30, 2004. Mr. Sutherland is entitled to a base salary of C$225 subject to subsequent merit increases, and a discretionary annual bonus of up to 100% of his base salary. Mr. Sutherland received a bonus of C$110 upon commencement of his employment. Following termination or expiration of the Agreement (other than for cause), Mr. Sutherland will continue to provide advisory services to the Company and receive a consulting fee in the amount of C$50 per annum for the remainder of his natural life. Upon termination without cause, Mr. Sutherland will receive the greater of the salary payable for the remaining term of his Employment Agreement or six months base salary, plus his annual bonus from the previous year (pro-rated). In addition, the option to purchase 250,000 Common Shares granted to Mr. Sutherland upon commencement of his employment shall continue to vest and be exercisable until the end of the option term as set out in the option grant. Mr. Sutherland's employment agreement also provides for other customary benefits and perquisites. Mr. Sutherland has agreed not to compete with the Company during the term of his employment and his consulting agreement for a specified period following termination.

    DAVID SUTHERLAND-YOEST. David Sutherland-Yoest and the Company entered into an Employment Agreement on September 7, 2001 (the "Effective Date"). The agreement has a term of three years, which term is automatically extended each day by one day from the Effective Date until notice is given that the employment term will not be extended. Under this Employment Agreement, Mr. Sutherland-Yoest is entitled to a base salary of C$300 or such higher rate as may be determined from time to time by the Board of Directors, plus an annual bonus of up to 100% of his base salary subject to satisfaction of annual performance objectives mutually agreed upon by the Board of Directors and Mr. Sutherland-Yoest at the beginning of each year. The Employment Agreement provides for the following benefits upon termination: (a) if the agreement is terminated upon death or total disability or by Mr. Sutherland-Yoest within six months following a change of control of the Company, Mr. Sutherland-Yoest or his beneficiaries will be paid his base salary for a period of three years from the effective date of termination plus a lump sum payment equal to three times the average of the cash bonuses paid to him in each of the two most recently completed fiscal years, he will receive Company benefits for a period of three years, and any stock options granted will continue to vest as if Mr. Sutherland-Yoest were still employed; (b) if the agreement is terminated for cause, Mr. Sutherland-Yoest will be entitled to receive all accrued but unpaid expenses and any earned benefits; (c) if the agreement is terminated by Mr. Sutherland-Yoest voluntarily, Mr. Sutherland-Yoest will be entitled to receive any accrued but unpaid expenses and any earned benefits; and (d) if the agreement is terminated without cause, Mr. Sutherland-Yoest will continue to receive his base salary and will receive Company benefits until the later of September 7, 2004 or the first anniversary of the effective date of termination, and any stock options will vest and be exercisable until the end of the option term as set out in the option grant. Mr. Sutherland-Yoest's Employment Agreement also provides for other customary benefits and perquisites and prohibits him from competing with the Company during the term of his employment and for a specified period following termination.

    DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

    The Company maintains a directors' and officers' liability insurance policy with a policy limit of C$10.0 million that is subject to a C$500 deductible in respect of any claim. In addition, the Company is a co-insurer for up to 20% of the amount paid in respect of securities related claims. For 2003, the policy has an annual premium of approximately C$620. The policy provides protection to the Company's directors and officers against liability incurred by them in their capacities as directors and officers of the Company and its subsidiaries.

D.  EMPLOYEES

    As of December 31, 2002, the Company employed approximately 790 full-time employees, including approximately 89 persons classified as professionals or managers, approximately 563 employees involved in collection, transfer, disposal and recycling operations, and approximately 138 sales, clerical, data processing or other administrative employees. As of December 31, 2001, the Company employed 672 full-time employees, including approximately 63 persons classified as professionals or managers, approximately 500 employees involved in collection, transfer, disposal and recycling operations and approximately 109 sales, clerical, data processing or other administrative employees. As of December 31, 2000, the Company employed 887 full-time employees, including approximately 86 persons classified as professionals or managers, approximately 677 employees involved in collection, transfer, disposal and recycling operations and approximately 124 sales, clerical, data processing or other administrative employees.

    Approximately 356 employees at 13 of the Company's operating facilities are represented by unions with which the Company has collective bargaining agreements. Currently there are two agreements being negotiated which expire on December 31, 2003, one of which has a one-year automatic renewal clause. One collective bargaining agreement expired in March 2003, and was not renegotiated due to the loss of a residential contract. In June 2003, the Company received notice of an application for certification of 25 employees at its Toronto, Ontario location. The Company is not aware of any other organizational efforts among its employees and believes that relations with its employees are good.

E.  SHARE OWNERSHIP

    Information regarding share ownership as of July 11, 2003 of the individuals who served as directors or executive officers of the Company during 2002 is set forth below:

        NAME                                OUTSTANDING COMMON STOCK(1)   % OF CLASS(2)
        ----                                ---------------------------   -------------
        David Sutherland-Yoest(3).........      3,464,697                   6.06%
        Lucien Remillard(4)...............      2,978,497                   5.21%
        Gary DeGroote(5)..................      2,275,000                   3.98%
        Don A. Sanders(6).................      2,275,534                   3.98%
        Thomas E. Durkin, III(7)..........          *                         *
        Stanley A. Sutherland.............          *                         *
        George Boothe.....................          *                         *
        David J. Feals....................          *                         *
        Warren Grover.....................          *                         *
        John D. McGarvey..................          *                         *
        Hillel J. Abrams..................          *                         *
        Shawn Parnham.....................          *                         *

------------

*   Less than one (1%) percent.

(1) In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. Excludes shares of common stock subject to options and/or warrants. Includes ownership of Series 1 Preferred Shares convertible into Common Shares on the approval of the Company's stockholders.

(2) Percentages based upon 57,214,328 Common Shares outstanding as of July 11, 2003. Such amount includes 18,769,333 Series 1 Preferred Shares outstanding as of July 11, 2003 and convertible into Common Shares on the approval of the Company's stockholders. If the Series 1 Preferred Shares were not included, the respective percentages would be 9.26%, 8.00%, 6.11% and 6.25% for each of Mssrs. Sutherland-Yoest, Remillard, DeGroote and Sanders, respectively.

(3) Includes 1,949,497 Common Shares owned by D.S.Y. Investments Ltd., of which Mr. Sutherland-Yoest is the sole director and stockholder, as well as 750,000 common shares owned by Mr. Sutherland-Yoest personally, 500,000 common shares owned by Mr. Sutherland-Yoest's wife and 265,200 common shares owned by Mr. Sutherland-Yoest's daughter, Christina Sutherland-Yoest, which Mr. Sutherland-Yoest may be deemed to beneficially own.
    Mr. Sutherland-Yoest disclaims beneficial ownership with respect to the shares owned by his wife and his daughter.

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

(6) Includes 1,419,142 Common Shares over which Mr. Sanders has sole voting and sole dispositive power and 856,392 shares with respect to which Mr. Sanders has shared dispositive power.

(7) Mr. Durkin does not have or share voting or dispositive power over any Common Shares. However, he has a 20% membership interest in Durkin & Durkin Realty, LLC, which owns 466,634 shares or 1.25% of the outstanding common shares.

    Information regarding options and warrants held as of July 11, 2003 by current directors and Named Executive Officers and individuals who served as directors and executive officers of the Company during 2002, is set forth below. The Company has issued options and warrants with exercise prices denominated both in Canadian dollars and in United States dollars.

NAME                                           OPTIONS    WARRANTS    EXERCISE PRICE    EXPIRATION DATE
----                                           --------   ---------   --------------   ------------------
David Sutherland-Yoest.......................    --       1,000,000       $  2.70      September 10, 2011

Hillel J. Abrams.............................   40,000                    C$ 6.34      March 4, 2007

George Boothe................................   20,000       --           $  4.00      April 18, 2005

                                                75,000       --           C$ 4.05      September 24, 2006

                                                27,694       --           C$18.05      March 11, 2004

                                                30,000       --           $ 12.00      June 30, 2004

Gary DeGroote................................   40,000       --           C$ 4.05      September 24, 2006

Thomas E. Durkin, III........................  250,000       --           C$ 5.19      November 19, 2006

David J. Feals...............................  250,000       --           C$ 5.19      January 10, 2007

Warren Grover................................   40,000       --           C$ 4.05      April 8, 2004

John McGarvey................................  250,000       --           C$ 5.19      November 19, 2006

Shawn Parnham................................    2,500       --           $  4.00      April 18, 2005

                                                 2,500       --           $ 12.00      June 28, 2004

                                                12,500       --           C$ 5.89      February 1, 2007

Lucien Remillard.............................   40,000       --           C$ 4.05      September 24, 2006

Don A. Sanders...............................   40,000       --           C$ 4.05      September 24, 2006

Stanley A. Sutherland........................  250,000       --           C$ 5.19      November 19, 2006

1997 STOCK OPTION PLAN

    The Board of Directors adopted the 1997 stock option plan effective as of July 30, 1997, and the stockholders approved it on July 30, 1997. The 1997 stock option plan was intended to provide officers, employees and directors with additional incentives by increasing their proprietary interests in the Company. Under the 1997 stock option plan, the Company may grant options to acquire shares of common stock up to a maximum of 10% of the issued and outstanding shares of common stock. As of April 15, 2003, the Company had outstanding options to purchase 110,775 shares of common stock at a weighted average exercise price of C$16.02 per share under the terms of the 1997 stock option plan. All 1997 stock options outstanding on the date of the Company's initial public offering ("IPO") in June of 1999 vested on that date. No further options are expected to be granted under the 1997 stock option plan.

    Under the 1997 stock option plan, if an officer, employee or director with outstanding options retires or becomes disabled or dies, he or she (or his or her estate) may exercise his or her options, but only within the period ending on the earlier of the expiration of the option or 18 months after retirement, death or disability. If the option holder does not exercise his or her options within that time period, the options will terminate, and the shares of common stock subject to the options will become available for issuance under the 1999 stock option plan. Unless otherwise determined by the Compensation Committee, if the option holder ceases to be an officer, employee or director of the Company for any reason other than retirement, death or disability, his or her vested options terminate 90 days after this relationship terminates, and the shares of common stock subject to the options will become available for issuance under the 1999 stock option plan. All other vested options are exercisable for a period of 5 years from their vesting date.

1999 STOCK OPTION PLAN

    The 1999 stock option plan was adopted by the Board of Directors and approved by the stockholders in April 1999. Under the 1999 stock option plan, the Company may grant options for a maximum of 19%, including stock options issued under the 1997 stock option plan, of the issued and outstanding shares of common stock and common stock equivalents. As of July 11, 2003, the Company had granted 4,739,541 options under the 1999 Plan. 45.87% of the options or 2,174,000 options were denominated in Canadian dollars and had a weighted average exercise price of C$5.34. The remaining 2,565,541 options were denominated in U.S. dollars and had a weighted average exercise price of $3.11. The 1999 stock option plan is intended to provide employees, officers, consultants and directors with additional incentives by increasing their proprietary interests in the Company.

    The Compensation Committee, as the administrators of the 1999 stock option plan have the authority to determine the employees, officers, consultants and directors to whom options are granted, the type, size and term of the options, the grant date, the expiration date, the vesting schedule and other terms and conditions of the options. Unless otherwise determined by the Compensation Committee, options granted to directors under the 1999 stock option plan generally vest one year from the date of grant and expire upon the earlier of five years after the date of grant or one year after the director ceases to be a member of the Board of Directors. Options for non-directors generally vest two years from the date of grant and generally expire five years after the grant date, unless the Compensation Committee determines otherwise. Upon a change of control event, options vest immediately.

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

ITEM 7.  MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of the Company's Common Shares as of July 11, 2003, by each person or entity that the Company knows owns more than 5% of its common stock and includes for these purposes ownership of the Series 1 Preferred Shares which are convertible into Common Shares. As of such date, the number of issued and outstanding Common Shares in the capital stock of the Company was 38,444,995. With the inclusion of the 18,769,333 Series 1 Preferred Shares which are convertible into Common Shares on the approval of the Company's stockholders, the number of issued Common Shares of the Company is 57,214,328. Unless otherwise indicated, the address of each beneficial holder listed below is c/o Capital Environmental Resource Inc., 1005 Skyview Drive, Burlington, Ontario, Canada, L7P 5B1.

                                                               SHARES BENEFICIALLY
                                                                      OWNED
                                                              ---------------------
NAME OF BENEFICIAL OWNER(1)                                     NUMBER     PERCENT
---------------------------                                   ----------   --------
Michael DeGroote............................................  10,341,164    18.07%
Bruce R. McMaken(2)(5)......................................   4,917,599     8.60%
David Sutherland-Yoest(6)...................................   3,794,697     6.63%
Sanders Morris Harris Inc.(3)...............................   3,063,377     5.35%
Lucien Remillard(4).........................................   3,018,497     5.28%

------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. Shares of common stock subject to options and/or warrants currently exercisable or exercisable within 60 days of June 30, 2003 count as outstanding for computing the percentage beneficially owned by the person holding these options. Ownership of 18,769,333 Series 1 Preferred Shares, which are convertible into Common Shares upon shareholder approval has been taken into account for the purpose of calculating the beneficial ownership of Common Shares of any person. Except as otherwise indicated by footnote, the Company believes that the persons named in this table have sole voting and investment power with respect to the shares of common stock shown.

(2) Includes 2,818,868 Common Shares beneficially owned by SMH CERI II, LLC, 2,050,000 Common Shares beneficially owned by SMH CERI, LLC, 14,037 owned personally, and 27,694 Common Shares issuable upon the exercise of currently exercisable stock options. Mr. McMaken is the President and manager of each of SMH CERI, LLC and SMH CERI II, LLC. Mr. McMaken has voting and dispositive power over the shares owned by each of SMH CERI, LLC and SMH CERI II, LLC and therefore may be deemed to be the beneficial owner of such shares.

(3) Consists of 632,806 Common Shares owned by Environmental Opportunities
    Fund, L.P. ("EOF I"), 524,840 Common Shares owned by Environmental Opportunities Fund II, L.P. ("EOF II"), 5,788 owned by Sanders Morris
    Harris Inc., and 1,899,943 Common Shares owned by Environmental Opportunities Fund II (Institutional), L.P. ("EOF II (Institutional)"). The sole general partner of EOF I is Environmental Opportunities Management Company, LLC ("EOF I GP"). The sole general partner of each of EOF I and EOF II (Institutional) is Fund II Mgt. Co., LLC ("EOF II GP"). Sanders Morris Harris Inc. is the controlling member of each of EOF I GP and EOF II GP, and is therefore deemed to have beneficial ownership of the Common Shares held by EOF I, EOF II and EOF II (Institutional). The address of Sanders Morris Harris Inc. is 600 Travis, Suite 3100, Houston, Texas 77002.

(4) Consists of 1,500,000 Common Shares owned by Historia Investments Inc., 1,478,497 Common Shares owned by The Victoria Bank (Barbados) Incorporated, and 40,000 Common Shares issuable upon the exercise of currently exercisable stock options. Mr. Remillard is the controlling shareholder of Historia Investments Inc. and is indirectly the controlling shareholder of The Victoria Bank (Barbados) Incorporated, and is deemed to beneficially own the shares owned by each such entity.

(5) SMH CERI, LLC consists of SMH CERI, LLC and SMH CERI (Institutional), LLC. SMH CERI, LLC owns 589,000 Common Shares and SMH CERI (Institutional), LLC owns 1,461,000 Common Shares. The address of SMH CERI, LLC is 600 Travis Street, Suite 3100, Houston, Texas, 77002.

(6) Includes 1,949,497 Common Shares owned by D.S.Y. Investments Ltd., of which Mr. Sutherland-Yoest is the sole director and shareholder, 330,000 Common Shares issuable upon the exercise of currently exercisable warrants, as well as 750,000 Common shares owned by Mr. Sutherland-Yoest personally, 500,000 Common shares owned by Mr. Sutherland-Yoest's wife and 265,200 Common Shares owned by Mr. Sutherland-Yoest's daughter, which Mr. Sutherland-Yoest may be deemed to beneficially own. Mr. Sutherland-Yoest disclaims beneficial ownership with respect to the shares owned by his wife and his daughter.

    Except for changes in the percentage of ownership of the Company's Common Shares due to (i) issuances of Common Shares by the Company, (ii) issuances of convertible Series 1 Preferred Shares in 2003, (iii) the initial purchases of Common Shares by SMH CERI, LLC, Mr. Sutherland-Yoest, his wife and his daughter, and entities controlled by Mr. Remillard and Mr. DeGroote in the September 2001 private placement, and (iv) the vesting of currently exercisable warrants, there has not been any significant change in the percentage ownership of the Company's common shares held by any of the major stockholders listed above during the past three years.

    Based upon a list of record holders provided by an outside source, the Company believes that, as of June 10, 2003, at least 42.7% of its outstanding common stock was held of record by U.S. residents and that it had approximately 751 record holders resident in the U.S.

    On May 6, 2003, WSI, the Company's wholly-owned U.S. subsidiary, issued by a private placement, 55,000 shares of its Preferred Stock to Kelso Investment Associates VI, L.P. and KEP VI, LLC (collectively "Kelso") at a price of $1,000.00 per share. The issue of Preferred Stock was made pursuant to a subscription agreement dated May 6, 2003 (the "WSI Subscription Agreement") between the Company, WSI and Kelso. Under the WSI Subscription Agreement, WSI also issued to Kelso 7,150,000 warrants to purchase shares of common stock options.

    The shares of Preferred Stock of WSI are non-voting. Kelso however, has the exclusive right to elect two directors of WSI as follows (i) one director for so long as 5,000 or more shares of Preferred Stock are owned by Kelso or its affiliates and (ii) a second director for so long as 25,000 or more shares of Preferred Stock are owned by Kelso or its affiliates. Certain actions of WSI and its subsidiaries require the prior approval of the holders of a majority of the Preferred Stock. The holders of the Preferred Stock are entitled to receive a liquidation preference of $1,000.00 per share and a cumulative cash dividend of 17.75% per annum (compounding and accruing quarterly in arrears). The Preferred Stock must be redeemed no later than May 6, 2015. Until May 6, 2006, WSI may redeem all or any part of the Preferred Stock on payment of the sum of $1,000.00 per share plus all accrued and unpaid dividends calculated as if the Preferred Stock were redeemed on May 6, 2006. After May 6, 2006 and until May 6, 2015, the Company may redeem the Preferred Stock on payment of the sum of $1,000.00 per share plus all accrued and unpaid dividends calculated to the date of redemption. If the Preferred Stock has not been redeemed by May 6, 2009, Kelso may after that date require WSI to initiate a sale of WSI or its assets on terms approved by the board of directors of WSI consistent with the fiduciary obligations of the directors.

    Pursuant to the terms of the WSI Subscription Agreement, if the Company does not effect the Arrangement by March 31, 2004, then Kelso has the right to obtain up to 6,000,000 additional warrants to purchase shares of common stock of WSI at an exercise price of $0.01. Kelso also has the right to require that the warrants for shares of common stock of WSI issued to Kelso be exchanged for warrants for Common Shares of the Company (referred to as an "Exchange Event" under the WSI Subscription Agreement).

    If additional warrants to purchase shares of common stock of WSI are issued under the WSI Subscription Agreement, then, upon the Arrangement occurring, the maximum number of shares of common stock that may be issued by WSI may be in excess of 20% of the number of shares of common stock outstanding as of the date of the exercise of such warrants. Alternatively, if the Arrangement does not occur and an Exchange Event under the WSI Subscription Agreement occurs, then if all the warrants are exercised pursuant to their terms, the maximum number of common shares that may be issued by the Company may be in excess of 20% of the number of Common Shares outstanding as of the date of the exercise of such warrants. Shareholder approval of the issuance of these Common Shares under the events described above is required in accordance with the rules of NASDAQ.

B.  RELATED PARTY TRANSACTIONS

    Other than those listed below, the Company and its subsidiaries have not entered into any material transactions during the period beginning on January 1, 2002 through July 11, 2003 in which any director, officer or any associate of any director or officer of the Company has or had any interest.

    In February 2002 the Company issued 11,320,754 Preferred Shares in a private placement transaction for an aggregate purchase price of approximately
$30.0 million, or $2.65 per share. The details of this transaction are set out in the Notice of Special Meeting and Proxy, which was circulated to the Company's stockholders of record on February 11, 2002, and filed with the SEC on Form 6-K on March 13, 2002. Each of David Sutherland-Yoest, the Chairman and Chief Executive Officer of the Company, Don A. Sanders, a director of the Company, Gary W. DeGroote, a director of the Company, Lucien Remillard, a director of the Company, David J. Feals, the Chief Financial Officer of the Company and Thomas E. Durkin III, the Executive Vice President and General Counsel of the Company, and/or entities controlled by them or in which they had equity interests, purchased Preferred Shares in this transaction. Each of such persons, except for Mr. Durkin, was also a beneficial owner of common shares of the Company prior to the February private placement. On March 27, 2002, the stockholders approved the conversion and all outstanding Series 1 Preferred Shares were converted to Common Shares.

    During 2002, the Company paid fees for financial advisory services to a shareholder, Sanders Morris Harris Inc., of approximately $1.3 million. The Company also purchased legal services for approximately $125 from Durkin and Durkin. An executive officer of the Company, Thomas E. Durkin III, is an inactive partner in Durkin and Durkin. Included in prepaid expenses and other current assets is $100 related to the above-mentioned legal services. At December 31, 2002, $25 is included in accrued expenses and other current liabilities related to the same legal services.

    Effective March 31, 2003, the Company entered into a Placement Agent Agreement with Sanders Morris Harris Inc. ("SMH"), pursuant to which the Company agreed to pay SMH a fee for Series 1 Preferred Shares sold through SMH. To date, the Company has paid SMH fees of $1.1 million pursuant to the Agreement. SMH beneficially owns shares of the Company.

    In connection with issuance of 55,000 shares of preferred stock of WSI to Kelso, the Company paid Kelso & Company, L.P., a related company to Kelso, an advisory services fee of $1.65 million.

    On November 22, 2002, the Company entered into a Put or Pay Disposal Agreement with RCI Environnement Inc., Centres de Transbordement et de Valorisation Nord Sud Inc., RCM Environnement Inc. (collectively the "RCI Companies") and Intersan Inc. ("Intersan") pursuant to which the Company together with the RCI Companies agreed to deliver to certain of Intersan's landfill sites and transfer stations in Quebec, Canada, over the next 5 years, 850,000 metric tonnes of waste per year, and for the next 2 years after the expiration of the first 5 year term, 710,000 metric tonnes of waste per year at a fixed disposal rate set out in the Agreement. If the Company and the RCI Companies fail to deliver the required tonnage, they are jointly and severally required to pay to Intersan, C$23.67 per metric tonne for every tonne below the required tonnage. If a portion of the annual tonnage commitment is not delivered to a specific site the Company is also required to pay $8.00 per metric tonne for every tonne below the site specific allocation. The Company's obligations to Intersan are secured by a letter of credit for C$4.0 million. Lucien Remillard is a director of the Company and is a director of and controls the RCI Companies.

    In 2003, the Company purchased furnishings and leasehold improvements from H(2)O Technologies, Ltd. for $285 and assumed a lease of premises from David Sutherland-Yoest. David Sutherland-Yoest, the Company Chairman and Chief Executive Officer is Chairman and Chief Executive Officer of H(2)O Technologies, Ltd.

    The Company is not directly or indirectly owned or controlled by another corporation, any foreign government or any natural or legal person severally or jointly.

    These transactions are in the normal course of operations.

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

    Conflicts of interest may arise in the course of business transactions between the Company, its officers, directors and principal stockholders, and their affiliates. The Company believes that the transactions in which it was a party as described above were at terms no less favorable than the Company would have obtained from unaffiliated third parties. All transactions between the Company and its officers, directors or other affiliates (other than compensation and employment matters) are reviewed by the Audit Committee or other comparable disinterested body. An Independent Committee reviewed and approved the terms of issuance of the Preferred Shares issued by the Company in February 2002.

ITEM 8. FINANCIAL INFORMATION

    See Item 18 -- "Financial Statements", Pages F1-F26. For a discussion of significant changes that have occurred since the date of the annual consolidated financial statements, see Note #16 of the Notes to Consolidated Financial statements attached herein.

    LEGAL PROCEEDINGS

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

    In addition, the Company may become party to various lawsuits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a solid waste management business. As of the date of this Report, the Company does not believe that there is any current proceeding or litigation involving the Company in respect of such matters that will have a material adverse impact on its business, financial condition, results of operations or cash flows.

    On December 18, 2002, Canadian Waste Services Inc. ("Canadian Waste"), a competitor of the Company, commenced an action against the Company and one of the Company's employees in Western Canada who was previously employed by Canadian Waste. The action alleges breach of the employment contract between the employee and Canadian Waste, and breach of fiduciary duties. The action also alleges that the Company participated in those alleged breaches. The action seeks damages in the amount of approximately $4.9 million and an injunction enjoining the employee from acting contrary to his alleged employment contract and fiduciary duties.

    On February 7, 2003, Canadian Waste commenced an action against the Company alleging breach of a "Landfill Tipping Agreement" (the "Agreement") entered into by the Company and Canadian Waste. The action alleges that the Company has breached the Agreement as it has not paid certain amounts invoiced by Canadian Waste, relating to increased costs of Canadian Waste in operating the Ryley Landfill. Canadian Waste seeks damages in the amount of approximately
$0.8 million. The Agreement contains an arbitration clause that forecloses court action and requires arbitration with respect to certain disputes.

    The Company intends to vigorously defend these actions both with respect to liability and damages and no provisions have been made in these financial statements for the above matters. No Statements of Defense have yet been filed, and documents have not yet been exchanged. The Company does not believe the ultimate outcome of these matters will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

    During 2002, the Company initiated an action against certain former employees claiming damages for breach of contract. The former employees have counter claimed against the Company, claiming damages of C$13.5 million. The former employees have offered to settle this matter for less than C$500, but no agreement has been reached between the parties. The Company intends to vigorously defend this action.

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

PERIOD                                                          HIGH       LOW
------                                                        --------   --------
Year ended December 31, 1999................................  $15.0625   $ 4.8750
Year ended December 31, 2000................................  $ 7.2500   $ 1.4375
First Quarter -- 2001.......................................  $ 4.3750   $ 2.0625
Second Quarter -- 2001......................................  $ 3.1900   $ 1.5500
Third Quarter -- 2001.......................................  $ 4.4500   $ 2.1000
Fourth Quarter -- 2001......................................  $ 4.6000   $ 3.2000
First Quarter -- 2002.......................................  $ 6.0700   $ 3.7000
Second Quarter -- 2002......................................  $ 5.7500   $ 4.4900
Third Quarter -- 2002.......................................  $ 5.1100   $ 3.0300
Fourth Quarter -- 2002......................................  $ 4.9100   $ 2.8900

    The following table provides the high and low common stock price information for each month for the period January 1, 2003 through June 30, 2003:

PERIOD                                                          HIGH       LOW
------                                                        --------   --------
December 2002...............................................  $ 4.8000   $ 3.9800
January 2003................................................  $ 4.9500   $ 4.3100
February 2003...............................................  $ 5.0000   $ 4.1800
March 2003..................................................  $ 4.5100   $ 3.8500
April 2003..................................................  $ 4.1900   $ 3.6000
May 2003....................................................  $ 4.2500   $ 3.8000
June 2003...................................................  $ 4.2500   $ 3.7400

ITEM 10.  ADDITIONAL INFORMATION

A.  DESCRIPTION OF CAPITAL STOCK

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

    On January 23, 2002, the Company, by Articles of Amendment, created the first series of Preferred Shares, consisting of an unlimited number of shares designated as Series 1 Preferred Shares. The Series 1 Preferred Shares are non-voting, non-dividend bearing and convertible. The Series 1 Preferred Shares are automatically convertible into Common Shares on the basis of one Common Share for each Series 1 Preferred Share held, such conversion to be effected by, and only by, approval of the conversion by ordinary resolution of the holders of the Common Shares.

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

    STOCKHOLDER RIGHTS PLAN

    On September 2, 1999, the Company adopted a Stockholder Rights Plan (the "Plan"). Under the terms of the Plan, Common Share purchase rights (the "Rights") were distributed at the rate of one Right for each Common Share held. Each Right will entitle the holder to buy 1/100th of a Common Share of the Company at an exercise price of $60.00. The Rights will be exercisable and will trade separately from the Common Shares only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Shares or commences a tender or exchange offer that would result in owning 20% or more of the Common Shares (unless the Board of Directors determines that the acquisition is fair to all stockholders and amends the Plan to permit the acquisition). If either of these events occurs, the Rights will entitle each holder to receive, upon exercise, a number of Common Shares (or, in certain circumstances, a number of Common Shares in the acquiring company) having a Current Market Price (as defined in the Plan) equal to approximately two times the exercise price of the Right. The Rights are not exercisable with respect to the share ownership of certain specified current stockholders, and affiliates or associates thereof, as long as they do not acquire beneficial ownership of 30% or more. The plan was amended in July 2001, January 2002, March 2003 and May 2003, to prevent the share acquisitions in the September 2001, February 2002, March 2003 and
May 2003, private placements, respectively, from triggering exercisability of the Rights. The number of Rights outstanding is subject to adjustment under certain circumstances and all Rights expire on September 30, 2009.

    NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

    The Company's Articles of Amalgamation provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors comprising the entire Board is fixed at a minimum of three and a maximum of nine. Pursuant to the Business Corporations Act (Ontario) and a special resolution passed by the Company's voting stockholders, any change in the minimum and maximum number of directors fixed in the Articles requires the approval of two-thirds of the votes cast by its voting stockholders at a properly called meeting and the directors may from time to time change the fixed number of directors within that range. The Company currently has a fixed number of six directors. The Company has a staggered board. Three of the Company's directors have been elected to serve a two-year term expiring at the 2003 annual meeting of stockholders and three of the Company's directors have been elected to serve a two-year term expiring at the 2004 annual meeting of stockholders. Under the Business Corporations Act (Ontario) and provided that a quorum of directors remains in office, vacancies may be filled by the directors. However, where the vacancy results from an increase by the directors in the number of directors within the minimum and maximum fixed by the Articles and if, after filling the vacancy, the number of directors would be more than one and one-third times the number of directors required to be elected at the last annual meeting of the stockholders, or where the vacancy results from a failure to elect the number of directors required to be elected at any meeting of stockholders, then the vacancy must be filled by the stockholders. If less than a quorum of directors remains in office, or if there has been a failure to elect the required fixed number of directors, any vacancy must be filled by the stockholders and the directors are required to call a special meeting of the stockholders to fill the vacancy.

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

B.  ARTICLES OF AMALGAMATION

    The following brief description of provisions of the Business Corporations Act (Ontario), the Company's Articles of Amalgamation, and its by-laws does not purport to be complete and is subject in all respects to the provisions of the Business Corporations Act (Ontario), the Company's Articles of Amalgamation and its bylaws.

    CONFLICT OF INTEREST

    The Business Corporations Act (Ontario) provides that a director who is materially interested in a proposal, arrangement or contract may not vote on any resolution to approve the proposal, arrangement or contract unless the proposal, arrangement or contract is (i) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate, (ii) relates primarily to the director's remuneration as a director, officer, employee or agent of the Company or an affiliate, (iii) for indemnity or insurance for the director against liability incurred by the director acting in his or her capacity as director, or (iv) with an affiliate.

    Provided that these conflict of interest provisions are complied with, there are no other limitations contained in the Company's Articles or by-laws on the directors' power to vote compensation to themselves or any member of the board of directors.

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

C.  MATERIAL CONTRACTS

U.S. ASSET SALE

    On April 2, 2001, the Company entered into an agreement with Waste Management, Inc. for the sale of a substantial majority of its assets used in its operations in Rochester, NY, Syracuse, NY, and Williamsport, PA for a total sale price of approximately $20.6 million. The net cash proceeds (after taking into account a holdback plus transaction and other related costs) from the transaction of approximately $18.1 million were used to pay down the outstanding balance under the Company's then outstanding senior credit facility.

SENIOR CREDIT FACILITY AMENDMENTS

    On March 30, 2001, the Company entered into a fourth amendment to its then Senior Debt facility to exclude the effect of any contemplated U.S. asset sales for purposes of determining the Company's compliance with its financial covenants. The lenders also agreed not to take action with respect to the Company's failure to deliver a binding commitment letter relating to the sale of $25 million of subordinated debt or equity by March 15, 2001 provided the Company continued to satisfy certain conditions, including that it continued to make reasonable progress towards a transaction to reduce or refinance the facility and that, by June 15, 2001, it received $16 million from the issuance of subordinated debt or equity or closed a merger that resulted in repayment in full of its then Senior Debt facility.

    On July 26, 2001, in connection with the execution of definitive agreements relating to the September 2001 private placement transaction, the Company entered into a fifth amendment to its then Senior Debt facility, which amendment became effective upon closing of the September 2001 private placement transaction. Pursuant to the fifth amendment, the lenders waived certain existing defaults relating to the failure of the Company to receive the required binding commitment letter prior to March 15, 2001, or the required
$16.0 million of subordinated debt or equity proceeds prior to June 15, 2001, as well as its failure to deliver certain required reports. The fifth amendment also modified certain financial covenants and related definitions including those relating to interest coverage and leverage ratios, total debt to capitalization, acquisitions and capital expenditures. In addition, the fifth amendment adjusted certain interest rates and fees, adjusted the amortization schedule of the facility, shortened the term of the facility to July 31, 2002, and required that the Company obtain a binding commitment letter relating to a refinancing of its then Senior Debt facility by May 31, 2002.

    In April 2002, the lenders notified the Company that the Company's failure to provide the lenders with the December 31, 2001 annual audited consolidated financial statements by March 31, 2002 and its breach of the interest coverage ratio as at December 31, 2001 had resulted in a default under the Company's then Senior Debt facility.

    On June 3, 2002, the lenders further notified the Company that the Company was in default under its then Senior Debt facility for failure to deliver the required binding commitment letter to refinance the facility prior to May 31, 2002.

    In June 2002, the Company entered into a new Senior Credit Facility with a group of banks led by Bank of America and Canadian Imperial Bank of Commerce and repaid all amounts outstanding under its prior Senior Debt facility, thereby eliminating the defaults described above. The new Senior Credit Facility is a revolving credit facility denominated in Canadian dollars, has a term of three years and provided for borrowings of up to the lesser of $61.0 million or C$92.0 million. In July 2002, the Toronto Dominion Bank joined the Senior Credit Facility increasing the total commitment to the lesser of $76.5 million or C$116.0 million. Assuming that the Company can locate additional lenders, or if any of the existing lenders wish to further increase their participation, the Senior Credit Facility can be increased by a further C$30.0 million prior to December 31, 2003. The new facility, which is subject to quarterly commitment reductions beginning on January 1, 2004, is collateralized by substantially all of the Company's assets and subjects the Company to a number of financial and operational covenants and restrictions. See Item 5B -- "Liquidity and Capital Resources".

    In May of 2003, the Company entered into an amendment to its Senior Credit Facility to permit the completion of the acquisition of the membership interest of Omni Waste, provided that the Company secured equity financing of not less than $50.0 million. The equity financing obligation was met by the issuance of Preferred Shares in WSI to Kelso and the issuance of the Series 1 Preferred Shares in the March to June, 2003 private placement transaction (See
Item 4A -- "Recent Developments").

FINANCING AND ACQUISITION AGREEMENTS

    In September 2001, the Company issued 16.5 million shares of its common stock at a price of $2.00 per share in a private placement transaction, resulting in gross proceeds to the Company of $33 million. Net proceeds to the Company totaled approximately $29.1 million, of which $25 million was used to reduce the amount outstanding under the Company's then Senior Debt facility. The newly issued stock represented approximately 69.6% of the Company's then outstanding common stock.

    In connection with the September 2001 private placement transaction, the stockholders elected a new Board of Directors comprised of David Sutherland-Yoest, Gary W. DeGroote, Warren Grover, Lucien Remillard and Don A. Sanders, each of whom, except for Mr. Grover, purchased shares in the private placement transaction. Upon closing of the transaction, David Sutherland-Yoest entered into an evergreen three-year employment agreement with the Company and was appointed Chairman and Chief Executive Officer of the Company. See Item 6 -- "Directors, Senior Management and Employees".

    On February 6, 2002, the Company purchased all of the outstanding capital stock of Waste Services Inc., an Ottawa, Ontario based Company ("Waste Services Ottawa"), for a total purchase price of $25.5 million, $21.8 million of which was paid in cash at closing, and $3.7 million of which was payable in September 2002 in cash or stock at the election of the Company. The Company elected to pay the balance of the purchase price in cash and all but $0.7 million of the purchase price has been satisfied. The Company is in discussions with the vendor regarding payment of the balance. Waste Services Ottawa operates a non-hazardous commercial and industrial landfill near Ottawa, Ontario, and a collection business with a satellite hauling and transfer station operation in Brockville, Ontario.

    In February 2002, the Company issued approximately 11.3 million shares of Series 1 Preferred Stock at a price of $2.65 per share in a private placement transaction, resulting in gross proceeds to the Company of approximately
$30 million. The net proceeds to the Company of approximately $28 million were used to fund the purchase of Waste Services Ottawa, which closed immediately following the private placement transaction. David Sutherland-Yoest, as well as directors Don A. Sanders, Gary W. DeGroote and Lucien Remillard, purchased shares in the transaction. Each share of Series 1 Preferred Stock issued in the February 2002 private placement transaction automatically converted into one share of common stock following the approval of the conversion by the common stockholders.

    On January 31, 2003, in connection with a potential acquisition, the Company issued warrants to purchase a total of 56,250 fully paid and non-assessable Common Shares for an exercise price of $4.70 per share. The warrants are exercisable at any time after January 31, 2004 and expire on January 31, 2008.

    Between March 28, 2003 and June 10, 2003, the Company issued 10,241,666 Series 1 Preferred Shares at a price of $3.00 per share in a private placement sale to certain investors. Net proceeds to the Company, after financing costs of approximately $1.7 million were $29.0 million. Included in the costs of the financing were fees of $1.09 million for financial advisory services paid to a company of which one of the Company's directors is a principal. The proceeds of the private placement were used to fund the balance of the purchase price for a 23.5% membership interest in Omni Waste and were applied toward the purchase price of the remaining interests in Omni Waste and for general corporate purposes.

    The Series 1 Preferred Shares are non-voting, are not entitled to receive any dividends declared by the Company and will automatically convert into fully paid and non-assessable Common Shares on the basis of one Common Share for each one Series 1 Preferred Share held, upon approval of the conversion by resolution of a majority of the common stockholders.

    Each subscriber for Series 1 Preferred Shares was also issued warrants to purchase Common Shares of the Company equal to 20% of the number of Series 1 Preferred Shares purchased by the holder of such Preferred Shares, resulting in a total issuance of 2,048,333 warrants. The exercise of the warrants is also subject to receiving approval of a majority of the common stockholders to the conversion of the Series 1 Preferred Shares. The warrants are exercisable for a purchase price of $3.00 per Common Share and are exercisable at any time after stockholder approval of the conversion is received. The warrants will expire on March 31, 2008.

    Effective March 30, 2003, the Company entered into Voting Agreements with the holders of shares of common stock of the Company, representing at least 51% of the issued Common Shares, to vote in favour of the conversion of the Series 1 Preferred Shares to Common Shares and the exercisability of the warrants. Accordingly, the Series 1 Preferred Shares have been treated as common stock equivalents and included in the calculation of the shares outstanding in this Annual Report.

    Between June 30, 2003 and July 8, 2003, the Company issued a further 8,527,667 Series 1 Preferred Shares at a price of $3.00 per share in a private placement sale to certain investors. Net proceeds were approximately
$25.0 million. Included in the financing costs were placement agency fees of $635 paid to a Company of which one of the Company's directors is a principal. The proceeds of the private placement will be used for acquisitions and general corporate purposes. Each subscriber for Series 1 Preferred Shares were also issued warrants to purchase Common Shares of the Company equal to 20% of the number of Series 1 Preferred Shares purchased by the holder of such Preferred Shares, resulting in a total issuance of 1,705,533 warrants. The terms and conditions of these warrants are the same as described above save and except for the expiry dates which are 5 years from the date of issuance of the warrants.

    On March 31, 2003, the Company purchased 23.5% of the membership interests in Omni Waste $8.25 million in cash and the issuance of 2,050,000 fully paid and non-assessable Common Shares. On May 6, 2003, the Company completed the purchase of the remaining 76.5% of the membership interests in Omni Waste for an aggregate purchase price of $64.1 million, including the assumption of $8.3 million of indebtedness to third parties. $45.8 million of the purchase price was paid in cash on closing. The purchase was completed by the Company's U.S. incorporated subsidiary, WSI.

    Omni Waste owns a 2,200 acre municipal solid waste landfill site which is currently under development in Osceola County, Florida. Omni Waste has received all necessary permits from the Florida Department of Environmental Protection and from Osceola County for the operation of the landfill, which has a permitted capacity of 24 million cubic yards. The landfill site is expected to begin commercial operations no later than the first quarter of 2004.

    Effective May 6, 2003, the Company amended its Senior Credit Facility to authorize the completion of the acquisition of the membership interests in Omni Waste, to increase the Company's authorized capital expenditures in connection with certain new municipal services contracts awarded to the Company and to exclude up to $12.0 million in capital expenditures incurred in connection with the acquisition of Omni Waste or the development of the Omni Waste landfill site from the capital expenditures cap imposed by the Senior Credit Facility. The consent to the completion of the acquisition was conditional upon the Company completing the private placement of the Series 1 Preferred Shares described above and the private placement of Preferred Stock described below for net cash proceeds of at least $50.0 million.

    On May 14, 2003, the Company issued 1,200,000 common shares in consideration of services provided to the Company in connection with the Omni Waste acquisition.

    On May 6, 2003, WSI, the Company's U.S. wholly-owned subsidiary, issued by a private placement, 55,000 shares of its Preferred Stock to Kelso Investment Associates VI, L.P. and KEP VI, LLC (collectively "Kelso") at a price of $1,000.00 per share. The issuance of Preferred Stock resulted in net proceeds to the Company of $50.0 million. The proceeds were applied to purchase the remaining membership interests of Omni Waste and for general corporate purposes.

    The issuance of Preferred Stock of WSI was made pursuant to a subscription agreement dated May 6, 2003 (the "WSI Subscription Agreement") between the Company, WSI and Kelso. Under the WSI Subscription Agreement, WSI also issued to Kelso 7,150,000 warrants to purchase shares of common stock (on a one for one basis) of WSI for $3.00 per share. The warrants are exercisable at any time following the completion of a reorganization of the Company pursuant to which the Company will become an indirect wholly owned subsidiary of WSI (the "Arrangement") and expire on May 6, 2010. Under the WSI Subscription Agreement, up to 45,000 additional shares of Preferred Stock of WSI may be sold to Kelso.

    The shares of Preferred Stock of WSI are non-voting. Kelso however, has the exclusive right to elect two directors of WSI as follows (i) one director for so long as 5,000 or more shares of Preferred Stock are owned by Kelso or its affiliates and (ii) a second director for so long as 25,000 or more shares of Preferred Stock are owned by Kelso or its affiliates. Certain actions of WSI and its subsidiaries require the prior approval of the holders of a majority of the Preferred Stock. The holders of the Preferred Stock are entitled to receive a liquidation preference of $1,000.00 per share and a cumulative cash dividend of 17.75% per annum (compounding and accruing quarterly in arrears). The Preferred Stock must be redeemed no later than May 6, 2015. Until May 6, 2006, WSI may redeem all or any part of the Preferred Stock on payment of the sum of $1,000.00 per share plus all accrued and unpaid dividends calculated as if the Preferred Stock were redeemed on May 6, 2006. After May 6, 2006 and until May 6, 2015, the Company may redeem the Preferred Stock on payment of the sum of $1,000.00 per share plus all accrued and unpaid dividends calculated to the date of redemption. If the Preferred Stock has not been redeemed by May 6, 2009, Kelso may after that date require WSI to initiate a sale of WSI or its assets on terms approved by the board of directors of WSI consistent with the fiduciary obligations of the directors.

    Pursuant to the terms of the WSI Subscription Agreement, if the Company does not effect the Arrangement by March 31, 2004, then Kelso has the right to obtain up to 6,000,000 additional warrants to purchase shares of common stock of WSI at an exercise price of $0.01. Kelso also has the right to require that the warrants for shares of common stock of WSI issued to Kelso be exchanged for warrants for Common Shares of the Company (referred to as an "Exchange Event" under the WSI Subscription Agreement).

    If additional warrants to purchase shares of common stock of WSI are issued under the WSI Subscription Agreement, then, upon the Arrangement occurring, the maximum number of shares of common stock that may be issued by WSI may be in excess of 20% of the number of shares of common stock outstanding as of the date of the exercise of such warrants. Alternatively, if the Arrangement does not occur and an Exchange Event under the WSI Subscription Agreement occurs, then if all the warrants are exercised pursuant to their terms, the maximum number of Common Shares that may be issued by the Company may be in excess of 20% of the number of Common Shares outstanding as of the date of the exercise of such warrants. Shareholder approval of the issuance of these Common Shares under the events described above is required in accordance with the rules of NASDAQ.

    The Common Shares of the Company or the shares of common stock of WSI, as applicable, to be issued upon the exercise of the warrants will not be registered under the U.S Securities Act, as amended, or under applicable Canadian securities laws. Such Common Shares or shares of common stock of WSI, as applicable, will therefore be subject to restrictions on resale under such laws. The Company has, however, entered into a Registration Rights Agreement with the holders of the warrants which grant such holders demand and piggy-back registration rights with respect to the Common Shares or the shares of common stock of WSI, as applicable, issuable upon the exercise of the warrants.

    On July 3, 2003, the Company purchased Cactus Waste for $650 in cash. Cactus Waste owns an 800 acre property in Pinal County, Arizona which has been re-zoned to permit the development of a municipal solid waste landfill on the property. The landfill's current design generates a lifetime permitted capacity in excess of 100 million tons. Cactus Waste has also obtained the required zoning and permits to operate a transfer station in Mesa, Arizona that will be able to process up to 4,000 tons per day.

    Upon receipt of all required permits and governmental authorizations for the operation of the landfill site, the Company will issue 1,250,000 of its Common Shares to the vendors of Cactus Waste. The vendors have the option to elect receipt of the sum of $3.0 million in lieu of the 1,250,000 Common Shares. Additional one-time lump sum payments are payable to the vendor based on the landfill receiving certain thresholds of average tons of waste per day. These payments, when and if made, will total $18.0 million.

    On July 3, 2003, Cactus Waste entered into a Royalty Agreement with the vendors. Pursuant to the Royalty Agreement, Cactus Waste will pay the vendors a royalty of $0.50 per ton on all waste deposited at the Cactus Waste landfill, after the earlier to occur of July 3, 2008, or the receipt of 1,250 tons per day received at the landfill.

    On July 10, 2003, the Company completed the purchase of a collection business in Mesa, Arizona, for a purchase price of $2,785. The purchase price was paid in cash. The Purchase was completed through a subsidiary of WSI, Waste Services of Arizona, Inc. The acquired business services approximately
16,000 customers. All of the disposal volume of the collection operation will be internalized upon completion of construction of the Cactus waste transfer station and landfill.

D.  EXCHANGE CONTROLS

    There are no limitations on the right of non-residents of Canada or foreign owners to hold or vote the Company's shares of common stock or any of its other securities imposed by Canadian or provincial laws or any of the Company's constating documents.

    Except for the Investment Canada Act (Canada) and Canadian withholding taxes described in "Taxation -- Canadian Federal Income Tax Considerations for
United States Investors", there are no Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital or affect the remittance of dividends, interest or other payments to holders of any of the Company's securities who are not residents of Canada.

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

    CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR CERTAIN UNITED STATES
INVESTORS

    The statements of law and legal conclusions regarding the significant Canadian federal income tax considerations applicable to a person who is a U.S. holder contained in this section are the opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Company. In this summary, a "U.S. holder" means a person who, for the purposes of the Canada-United States Income Tax Convention (the "Convention") is a resident of the United States and who, for the purposes of the INCOME TAX ACT (Canada) (the "Canadian Act"):

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

    This summary is based on the current provisions of the Canadian Act and the regulations in force on the date of this Annual Report, the Convention, counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency (the "CCRA") and all specific proposals to amend the Canadian Act and the regulations announced by the Canadian Minister of Finance prior to the date of this Annual Report.

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

    - a corporation or other entity that is taxable as a corporation, created or organized in or under the laws of the United States or of any state or the District of Columbia;

    - an estate the income of which is subject to United States federal income taxation regardless of its source; or

    - in general, a trust subject to the primary supervision of a court in the United States.

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

    Dividends that the Company pays will not be eligible for the dividends-received deduction generally allowed to United States corporations under Section 243 of the Code in respect of dividends received from other
United States corporations. Under recently enacted legislation however, certain United States holders including individuals, may qualify for preferential rates of United States federal income tax in respect of dividends paid by the Company.

SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF SHARES

    Upon a sale, exchange or other taxable disposition of the Company's common stock to a person other than the Company, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder's adjusted tax basis in the common stock. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the

United States holder has held the Company's common stock for more than one year. For non-corporate United States holders, certain preferential tax rates may apply to gain recognized as long-term capital gain. The deductibility of capital losses by United States holders is subject to certain limitations.

FOREIGN TAX CREDIT

    In general, in computing its United States federal income tax liability, a United States holder may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a credit for foreign income taxes paid or accrued by it, including any Canadian income taxes withheld from distributions, if any, that the Company pays on its common stock. For foreign tax credit purposes, under Section 904(g) of the Internal Revenue Code, in the event that at least 50 percent of the Company's stock (determined by vote or value) is owned, directly, indirectly or by attribution, by United States persons, and subject to the limitations described below, a portion of the dividends that the Company pays in each taxable year will be treated as United States-source income, depending in general upon the ratio for that taxable year of the Company's United States-source earnings and profits to its total earnings and profits. The remaining portion of the Company's dividends will be treated as foreign-source income and generally will be treated as passive income, subject to the separate foreign tax credit limitation for passive income. The application of Section 904(g) is subject to two limitations. First, if, in any taxable year, the Company has earnings and profits and less than 10 percent of those earnings and profits are from United States sources, then, in general, dividends that the Company pays from its earnings and profits for that year will be treated entirely as foreign-source income. Second, because dividends that the Company pays are treated entirely as foreign-source income under the Canada-United States Income Tax Convention, a United States holder that qualifies for the benefits of the Convention may elect to have the portion of those dividends that would be treated as United States-source income under
Section 904(g) instead treated as foreign-source income that is subject to a separate foreign tax credit limitation. Special limitations will generally apply to the calculation of foreign tax credits relating to dividends that qualify for preferential United States federal income tax rates under recently enacted legislation.

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

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    Information reporting and backup withholding tax at a rate of 28% may apply to payments of dividends and to payments of proceeds of the sale or other disposition of the Company's common stock within the United States by a non-corporate United States holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and may be credited against a United States holder's United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

F.  DIVIDENDS AND PAYING AGENTS

    Not Applicable.

G. STATEMENT BY EXPERTS

    Not Applicable.

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

    Exposure to exchange rate fluctuations is due to translation of the Company's Canadian Balance Sheet and Statement of Earnings into United States dollars, the Company's reporting currency.

    As of December 31, 2002, the Company estimates that a C$0.01(one cent) increase in the value of the Canadian dollar relative to the United States dollar would have an annualized impact of increasing earnings from operations before taxes by $151. Earnings from operations used in the calculation are from the year ending December 31, 2002.

    As at December 31, 2001, the Company estimates that a C$0.01 (one cent) increase in the value of the Canadian dollar relative to the U.S. dollar would have an annualized impact of reducing earnings from operations before taxes by $138. In addition, the Company would incur an unrealized exchange gain of $445 on translation of the U.S. dollar denominated debt resident in Canada into Canadian dollars.

    The Company is exposed to interest rate fluctuations on the total amount of debt owed under its Senior Credit Facility. Using total senior debt of $50.7 million as of December 31, 2002, a 1.0% increase in the rate of interest would result in additional annual interest expense of $507. Under the Senior Credit Facility entered into in June of 2002 there is no US dollar denominated debt.

    As of December 31, 2002, the Company had C$24.7 million of interest rate caps in place at a blended rate of 7.0% expiring April 2003. The Company adopted SFAS No. 133 ("Accounting for Derivative Instrument and Hedging Activities") effective January 1, 2001.

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

    The Company entered into its new Senior Credit Facility in June of 2002 and the prior credit facility, under which these defaults occurred, was repaid in full and all obligations under such prior credit facility were fully satisfied.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    On January 31, 2003, in connection with a potential acquisition, the Company issued warrants to purchase a total of 56,250 fully paid and non-assessable Common Shares for an exercise price of $4.70 per share. The warrants are exercisable at any time after January 31, 2004 and expire on January 31, 2008.

    Between March 28, 2003 and June 10, 2003, the Company issued 10,241,666 Series 1 Preferred Shares at a price of $3.00 per share in a private placement sale to certain investors. Net proceeds to the Company, after financing costs of approximately $1.7 million were $29.0 million. Included in the costs of the financing were fees of $1.09 million for financial advisory services paid to a company of which one of the Company's directors is a principal. The proceeds of the private placement were used to fund the balance of the purchase price for a 23.5% membership interest in Omni Waste, purchase of the remaining interests in Omni Waste and for general corporate purposes.

    The Series 1 Preferred Shares are non-voting, are not entitled to receive any dividends declared by the Company and will automatically convert into fully paid and non-assessable Common Shares on the basis of one Common Share for each one Series 1 Preferred Share held, upon approval of the conversion by resolution of a majority of the common stockholders.

    Each subscriber for Series 1 Preferred Shares was also issued warrants to purchase Common Shares of the Company equal to 20% of the number of Series 1 Preferred Shares purchased by the holder of such Preferred Shares, resulting in a total issuance of 2,048,333 warrants. The exercise of the warrants is also subject to receiving approval of a majority of the common stockholders to the conversion of the Series 1 Preferred Shares. The warrants are exercisable for a purchase price of $3.00 per Common Share and are exercisable at any time after stockholder approval of the conversion is received. The warrants will expire on March 31, 2008.

    Effective March 30, 2003, the Company entered into Voting Agreements with the holders of shares of common stock of the Company representing at least 51% of the issued Common Shares, to vote in favor of the conversion of the Series 1 Preferred Shares to Common Shares and the exercisability of the warrants. Accordingly, the Series 1 Preferred Shares have been treated as common stock equivalents and included in the calculation of the shares outstanding in this Annual Report.

    Between June 30, 2003 and July 8, 2003, the Company issued a further 8,527,667 Series 1 Preferred Shares at a price of $3.00 per share in a private placement sale to certain investors. Net proceeds to the Company were approximately $25.0 million. Included in the financing costs were placement agency fees of $635 paid to a Company of which one of the Company's directors is a principal. The proceeds of the private placement were used to fund the purchase of the Mesa, Arizona collection operation and will be used for acquisitions and general corporate purposes. Each subscriber for Series 1 Preferred Shares were also issued warrants to purchase Common Shares of the Company equal to 20% of the number of Series 1 Preferred Shares purchased by the holder of such Preferred Shares, resulting in a total issuance of 1,705,533 warrants. The terms and conditions of these warrants are the same as described above save and except for the expiry dates which are 5 years from the date of issue of the warrants.

    The Company has entered into Registration Rights Agreements with the holders of the Series 1 Preferred Shares which grant such holders demand and piggy-back registration rights with respect to the Common Shares of the Company issuable upon the conversion of the Series 1 Preferred Shares and upon the exercise of warrants issued to such holders.

    On May 6, 2003, the Company's U.S. wholly-owned subsidiary, WSI issued, by a private placement, 55,000 shares of its Preferred Stock to Kelso Investment Associates VI, L.P. and KEP VI, LLC (collectively "Kelso") at a price of $1,000.00 per share. The issuance of the Preferred Stock resulted in net proceeds to the Company of $50 million. The net proceeds of the financing were applied to fund the purchase of the remaining membership interests in Omni Waste and for general corporate purposes.

    The issuance of Preferred Stock was made pursuant to a subscription agreement dated May 6, 2003 (the "WSI Subscription Agreement") between the Company, WSI and Kelso. Under the WSI Subscription Agreement, WSI also issued to Kelso 7,150,000 warrants to purchase shares of common stock (on a one for one basis) of WSI for $3.00 per share. The warrants are exercisable at any time following the completion of a reorganization of the Company pursuant to which the Company will become an indirect subsidiary of WSI (the "Arrangement") and expire on May 6, 2010. Under the WSI Subscription Agreement, up to 45,000 additional shares of Preferred Stock of WSI may be sold to Kelso.

    The shares of Preferred Stock of WSI are non-voting. Kelso however, has the exclusive right to elect two directors of WSI as follows (i) one director for so long as 5,000 or more shares of Preferred Stock are owned by Kelso or its affiliates and (ii) a second director for so long as 25,000 or more shares of Preferred Stock are owned by Kelso or its affiliates. Certain actions of WSI and its subsidiaries require the prior approval of the holders of a majority of the Preferred Stock. The holders of the Preferred Stock are entitled to receive a liquidation preference of $1,000.00 per share and a cumulative cash dividend of 17.75% per annum (compounding and accruing quarterly in arrears). The Preferred Stock must be redeemed no later than May 6, 2015. Until May 6, 2006, WSI may redeem all or any part of the Preferred Stock on payment of the sum of $1,000.00 per share plus all accrued and unpaid dividends calculated as if the Preferred Stock were redeemed on May 6, 2006. After May 6, 2006 and until May 6, 2015, the Company may redeem the Preferred Stock on payment of the sum of $1,000.00 per share plus all accrued and unpaid dividends calculated to the date of redemption. If the Preferred Stock has not been redeemed by May 6, 2009, Kelso may after that date require WSI to initiate a sale of WSI or its assets on terms approved by the board of directors of WSI consistent with the fiduciary obligations of the directors.

    The Common Shares of the Company or the shares of common stock of WSI, as applicable, to be issued upon the exercise of the warrants will not be registered under the U.S. Securities Act, as amended, or under applicable Canadian securities laws. Such Common Shares or shares of common stock of WSI, as applicable, will therefore be subject to restrictions on resale under such laws. The Company has, however, entered into a Registration Rights Agreement with respect to the Common Shares or the shares of common stock of WSI, as applicable, issuable upon the exercise of the warrants.

ITEM 15.  CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES EVALUATION OF DISCLOSURE CONTROLS AND
  PROCEDURES

    Within the 90-day period prior to the filing date of this report, the Company's Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company (including its consolidated subsidiaries) required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported within the required time periods.

CHANGES IN INTERNAL CONTROLS

    There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referred to above, including any corrective action with respect to significant deficiencies and material weaknesses.

ITEM 16.  [RESERVED]

                                    PART III

ITEM 18.  FINANCIAL STATEMENTS AND SCHEDULE TO FINANCIAL STATEMENTS

    THE FOLLOWING CONSOLIDATED FINANCIAL STATEMENTS, TOGETHER WITH THE AUDITOR'S REPORT OF PRICEWATERHOUSECOOPERS LLP, ARE FILED AS PART OF THIS ANNUAL REPORT.

DOCUMENT TITLE                                                 PAGE #
--------------                                                --------
Report of Independent Auditors..............................    F-1

Consolidated Balance Sheets.................................    F-2

Consolidated Statements of Operations and Comprehensive
  Income (Loss).............................................    F-3

Consolidated Statements of Cash Flows.......................    F-4

Consolidated Statements of Stockholders' Equity.............    F-5

Notes to Consolidated Financial Statements..................    F-6

ITEM 19.  EXHIBITS

    Documents filed as exhibits to this Annual Report or incorporated by reference:

1.1                     Articles of Amalgamation of the Company.

1.2                     By-Law No. 1 of the Company.

1.3                     Certificate of Designations of Waste Services, Inc.

2.1                     Third Amendment dated as of March 27, 2003, to Rights
                        Agreement dated as of September 2, 1999, between the Company and American Stock Transfer Company as Rights Agent.

2.2                     Amending Agreement No. 4 dated as of May 6, 2003, to Rights
                        Agreement dated as of September 2, 1999, between the
                        Company and American Stock Transfer Company, as Rights
                        Agent.

2.3                     Fifth Amendment to Rights Agreement dated as of July 8,
                        2003, to Rights Agreement dated as of September 2, 1999,
                        between the Company and American Stock Transfer Company, as
                        Rights Agent.

3.1                     Form of Voting Rights Agreement dated as of March 30, 2003, between the Company and certain shareholders.

4.1                     Form of Series 1 Subscription Agreement dated as of
                        March 31, 2003, between the Company and certain investors.

4.2                     Term of Warrants to Purchase Common Stock by and between the
                        Company and certain investors.

4.3                     Form of Registration Rights Agreement dated as of March 31,
                        2003, between the Company, and certain investors.

4.4                     Preferred Subscription Agreement dated as of May 6, 2003,
                        among Waste Services, Inc., Capital Environmental
                        Resource Inc., Kelso Investment Associates VI, L.P. and KEP
                        VI LLC.

4.5                     Registration Rights Agreement dated as of May 6, 2003, among
                        Waste Services, Inc. and certain investors.

4.6                     Warrant Agreement dated as of May 6, 2003, between Waste
                        Service Inc., and certain holders of the preferred shares.

4.7                     Amending Agreement No. 2 and Consent dated as of May 1,
                        2003, among Capital Environmental Resource Inc. various financial institutions as lenders, Bank of America, N.A.
                        (Canada Branch) as Administrative Agent.

4.8                     Purchase Agreement dated as of January 15, 2003, between
                        Donald F. Moorehead, Jr., Omni Waste, Inc. and Capital
                        Environmental Resource Inc. and Amendment to Purchase
                        Agreement dated as of February 14, 2003, between Donald F.
                        Moorehead, Jr., Omni Waste, Inc., and Capital Environmental
                        Resource Inc.

4.9                     Purchase Agreement dated January 14, 2003, between certain sellers, Omni Waste, Inc. and Capital Environmental
                        Resource Inc.; Amendment to Purchase Agreement, dated as of
                        April 1, 2003, between certain sellers, Omni Waste, Inc. and
                        Capital Environmental Resource Inc. and Second Amendment to
                        Purchase Agreement, dated as of May 1, 2003, between certain sellers, Waste Services, Inc., and Capital Environmental
                        Resource Inc.

4.10                    Employment Agreement dated as of July 11, 2003, between
                        Waste Services, Inc., the Company and Larry D. Henk.

4.11                    Capital Environmental Resource Inc. 1999 Stock Option Plan
                        (incorporated by reference to Exhibit 4 to the Schedule 13D dated February 5, 2002 and filed by certain holders of the Company's common shares with the Commission on February 15, 2002).

4.12                    Form of Registration Rights Agreement dated as of
                        September 7, 2001, by and between the Company and certain investors (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 20-F, dated July 12, 2002 and filed with the Commission on July 12, 2002).

4.13                    Warrant, dated July 27, 2001 issued by the Company to David
                        Sutherland-Yoest (incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 20-F, dated July 12,
                        2002 and filed with the Commission on July 12, 2002).

4.14                    Employment Agreement dated as of September 7, 2001, between the Company and David Sutherland-Yoest (incorporated by
                        reference to Exhibit 4.9 to the Company's Annual Report on
                        Form 20-F, dated July 12, 2002 and filed with the Commission on July 12, 2002).

4.15                    Employment Agreement dated as of September 24, 2001, between the Company and George Boothe (incorporated by reference to
                        Exhibit 4.10 to the Company's Annual Report on Form 20-F,
                        dated July 12, 2002 and filed with the Commission on
                        July 12, 2002).

4.16                    Share Purchase Agreement dated December 11, 2001, among
                        Leo J. Dion, the trustees of the Dion Family Trust, 1503549
                        Ontario Limited, Robert Dick, the trustees of the Dick
                        Family Trust, 1503550 Ontario Limited, Robert Ross and the
                        Company (incorporated by reference to Exhibit 4.11 to the
                        Company's Annual Report on Form 20-F, dated July 12, 2002
                        and filed with the Commission on July 12, 2002).

4.17                    Employment Agreement dated January 10, 2002 between the
                        Company and David J. Feals (incorporated by reference to
                        Exhibit 4.13 to the Company's Annual Report on Form 20-F, dated July 12, 2002 and filed with the Commission on July 12, 2002).

4.18                    Employment Agreement dated January 1, 2002 between the
                        Company and John D. McGarvey (incorporated by reference to
                        Exhibit 4.14 to the Company's Annual Report on Form 20-F, dated July 12, 2002 and filed with the Commission on July 12, 2002).

4.19                    Form of Registration Rights Agreement dated February 6,
                        2002, by and between the Company and certain investors
                        (incorporated by reference to Exhibit 4.16 to the Company's
                        Annual Report on Form 20-F, dated July 12, 2002 and filed
                        with the Commission on July 12, 2002).

4.20 Employment Agreement dated May 1, 2002 between the Company and Thomas E. Durkin III (incorporated by reference to
                        Exhibit 4.18 to the Company's Annual Report on Form 20-F, dated July 12, 2002 and filed with the Commission on July 12, 2002).

4.21                    Credit Agreement dated as of June 27, 2002, by and among the
                        Company, various financial institutions, as Lenders, Bank of
                        America, N.A. (Canada Branch) as Administrative Agent and
                        Canadian Imperial Bank of Commerce, as Managing Agent
                        (incorporated by reference to Exhibit 4.19 to the Company's
                        Annual Report on Form 20-F, dated July 12, 2002 and filed
                        with the Commission on July 12, 2002).

12.1                    Certification of Chief Executive Officer pursuant to 18
                        U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002.

12.2                    Certification of Chief Financial Officer pursuant to 18
                        U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filling on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                      SIGNATURE                        TITLE
                      ---------                        -----
             /s/ DAVID SUTHERLAND-YOEST
     -------------------------------------------       Chairman of the Board, Chief Executive Officer
               David Sutherland-Yoest                  Director

                 /s/ DAVID J. FEALS
     -------------------------------------------       Chief Financial Officer
                   David J. Feals

                                 CERTIFICATION

I, David Sutherland-Yoest, certify that:

1. I have reviewed this Annual Report on Form 20-F of Capital Environmental Resource Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements are made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

    c) Presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2003

                                                             By:          /s/ DAVID SUTHERLAND-YOEST
                                                                  -----------------------------------------
                                                                  Name: David Sutherland-Yoest
                                                                  Title: Chief Executive Officer

                                 CERTIFICATION

I, David J. Feals, certify that:

1. I have reviewed this Annual Report on Form 20-F of Capital Environmental Resource Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements are made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

    c) Presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2003

                                                             By:              /s/ DAVID J. FEALS
                                                                  -----------------------------------------
                                                                  Name: David J. Feals
                                                                  Title: Chief Financial Officer

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Capital Environmental Resource Inc.

    We have audited the consolidated balance sheets of Capital Environmental Resource Inc. (the "Company") as at December 31, 2002 and 2001 and the consolidated statements of operations and comprehensive income (loss), cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with generally accepted accounting principles in the United States.

Toronto, Canada                                       PRICEWATERHOUSECOOPERS LLP
March 20, 2003                                             Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING
  DIFFERENCE

    In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in
Note 2(h) to the financial statements. Our report to the stockholders dated March 20, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada                                       PRICEWATERHOUSECOOPERS LLP
March 20, 2003                                             Chartered Accountants

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

                          CONSOLIDATED BALANCE SHEETS

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                  AS AT           AS AT
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  2002            2001
                                                              -------------   -------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................    $  1,775        $  2,469
  Accounts receivable -- trade (net of allowance for
    doubtful accounts of $350; 2001 -- $507)................      13,960          10,620
  Prepaid expenses and other current assets.................       1,661           4,340
                                                                --------        --------
TOTAL CURRENT ASSETS........................................      17,396          17,429
PROPERTY AND EQUIPMENT, NET (Note 4)........................      58,994          36,708
GOODWILL (Notes 3 and 5)....................................      64,365          54,489
DEFERRED INCOME TAX ASSETS (Note 12)........................       1,049          --
OTHER INTANGIBLE ASSETS (Note 6)............................       5,914           2,026
                                                                --------        --------
TOTAL ASSETS................................................    $147,718        $110,652
                                                                ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................    $  3,821        $  3,369
  Accrued expenses and other current liabilities (Notes 7
    and 15).................................................      10,510           8,002
  Current portion of long-term debt (Note 8)................          63             256
  Current portion of capital lease obligations (Note 9).....       1,262             798
                                                                --------        --------
TOTAL CURRENT LIABILITIES...................................      15,656          12,425
LONG-TERM DEBT (Note 8).....................................      52,635          50,973
CAPITAL LEASE OBLIGATIONS (Note 9)..........................       1,610           1,341
                                                                --------        --------
                                                                  69,901          64,739
                                                                --------        --------
COMMITMENTS AND CONTINGENCIES (Note 9)
STOCKHOLDERS' EQUITY (Note 11)
  COMMON STOCK: unlimited Common Stock without par value
    authorized; 35,194,995 (2001 -- 23,696,627) issued and
    outstanding.............................................     113,549          85,173
  Options and warrants, net of deferred compensation........       1,897             851
  Accumulated other comprehensive loss......................      (3,951)         (4,306)
  Deficit...................................................     (33,678)        (35,805)
                                                                --------        --------
TOTAL STOCKHOLDERS' EQUITY..................................      77,817          45,913
                                                                --------        --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................    $147,718        $110,652
                                                                ========        ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                            STATEMENTS OF OPERATIONS

                        FOR THE YEARS ENDED DECEMBER 31

                                                                 2002         2001        2000
                                                              ----------   ----------   ---------
REVENUES....................................................  $   98,846   $   93,241   $ 117,008
OPERATING AND OTHER EXPENSES
  Cost of operations, excluding depreciation and
    amortization............................................      61,250       63,140      79,327
  Depreciation and amortization.............................      10,718       11,276      12,181
  Selling, general and administrative.......................      19,470       18,208      18,622
  Goodwill impairment losses (Note 5).......................      --            3,400      13,500
  Loss (recovery) related to sale of U.S. assets
    (Note 3(b)).............................................        (718)       4,885      --
  Foreign exchange (gain) loss..............................      (1,441)       1,003      --
                                                              ----------   ----------   ---------
INCOME (LOSS) BEFORE INTEREST AND TAXES.....................       9,567       (8,671)     (6,622)
  Interest and financing expense............................       5,727       10,029      10,649
                                                              ----------   ----------   ---------
INCOME (LOSS) BEFORE INCOME TAXES...........................       3,840      (18,700)    (17,271)
  Income tax provision (Note 12)............................       1,713          968       1,010
                                                              ----------   ----------   ---------
NET INCOME (LOSS)...........................................  $    2,127   $  (19,668)  $ (18,281)
                                                              ==========   ==========   =========
BASIC NET INCOME (LOSS) PER COMMON SHARE (Note 13)..........  $     0.06   $    (1.60)  $   (2.54)
                                                              ==========   ==========   =========
DILUTED NET INCOME (LOSS) PER COMMON SHARE (Note 13)........  $     0.06   $    (1.60)  $   (2.54)
                                                              ==========   ==========   =========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  (Note 13)
  Basic.....................................................  33,964,423   12,259,641   7,196,627
                                                              ==========   ==========   =========
  Diluted...................................................  34,851,621   12,259,641   7,196,627
                                                              ==========   ==========   =========

                            STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

NET INCOME (LOSS)...........................................  $    2,127   $  (19,668)  $ (18,281)
  Other comprehensive income (loss) -- foreign currency
    translation Adjustments.................................         355       (2,032)     (1,384)
                                                              ----------   ----------   ---------
COMPREHENSIVE INCOME (LOSS).................................  $    2,482   $  (21,700)  $ (19,665)
                                                              ==========   ==========   =========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (IN THOUSANDS OF U.S. DOLLARS)

                        FOR THE YEARS ENDED DECEMBER 31

                                                                2002       2001       2000
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $  2,127   $(19,668)  $(18,281)
  Adjustments to reconcile net income (loss) to net cash
      flows from operating activities --
    Depreciation and amortization...........................    10,718     11,276     12,181
    Goodwill impairment losses..............................     --         3,400     13,500
    Deferred income taxes...................................      (464)       687       (476)
    Provision for (recovery) of losses related to sale of
      U.S. assets...........................................      (469)     4,885      --
    Restructuring and assets written down...................     --         --         1,177
    Foreign exchange (gain) loss............................    (1,441)     1,003      --
    Non-cash compensation and settlement costs..............     1,046        851      --
    Amortization of deferred financing costs and other......     2,699      2,135        746
  Changes in operating assets and liabilities --
    Accounts receivable -- trade, net.......................    (1,880)     2,641     (1,392)
    Prepaid expenses and other current assets...............     1,267        281        (22)
    Accounts payable........................................      (446)      (512)       (87)
    Accrued expenses and other current liabilities..........     2,582        280      2,642
    Income and other taxes..................................    (2,085)      (574)    (2,626)
                                                              --------   --------   --------
                                                                13,654      6,685      7,362
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Net proceeds from sale of U.S. operations.................       249     19,092      --
  Acquisition of businesses, net of cash acquired...........   (27,197)      (341)    (8,003)
  Capital expenditures......................................   (12,157)    (3,778)   (14,362)
  Proceeds from disposal of property and equipment..........       167        478        685
  Proceeds from insurance for replacement of property and
    equipment...............................................     --         --         1,054
  Loans and advances to employees...........................        56         89         41
  Shortfall payment on Class "B" Special Stock..............     --        (1,001)     --
  Other.....................................................      (895)    (1,259)    (1,071)
                                                              --------   --------   --------
                                                               (39,777)    13,280    (21,656)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt..................    57,200      --        27,662
  Principal repayments on long-term debt....................   (56,509)   (43,464)   (13,629)
  Repayment of capital lease liability......................    (1,035)    (1,882)    (1,088)
  Net proceeds from issuance of Common Stock................    28,376     29,108      --
  Debt issuance costs.......................................    (2,623)      (559)      (615)
  Short-term bank indebtedness..............................     --          (595)       595
                                                              --------   --------   --------
                                                                25,409    (17,392)    12,925
                                                              --------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS...............................................        20       (104)       (29)
                                                              --------   --------   --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............      (694)     2,469     (1,398)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............     2,469      --         1,398
                                                              --------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $  1,775   $  2,469   $  --
                                                              ========   ========   ========
SUPPLEMENTARY INFORMATION
  Other long-term liabilities assumed in acquisition........  $    896   $  --      $  --
                                                              --------   --------   --------
  Assets acquired under capital leases......................  $  1,786   $    217   $    110
                                                              --------   --------   --------
  Cash paid for interest....................................  $  3,766   $  8,517   $  9,367
                                                              --------   --------   --------
  Cash paid for income taxes................................  $  2,085   $    574   $  2,626
                                                              --------   --------   --------

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                      OPTIONS                     ACCUMULATED
                                          COMMON        AND         DEFERRED         OTHER       RETAINED        TOTAL
                                          STOCK       WARRANTS    COMPENSATION   COMPREHENSIVE   EARNINGS    STOCKHOLDERS'
                                        (NOTE 11)    (NOTE 11)     (NOTE 11)         LOSS        (DEFICIT)      EQUITY
                                        ----------   ----------   ------------   -------------   ---------   -------------
BALANCE AT DECEMBER 31, 1999..........   $ 57,066      $--          $--             $  (890)     $  2,144       $ 58,320
Foreign currency translation
  adjustments.........................     --           --           --              (1,384)        --            (1,384)
Net Loss..............................     --           --           --              --           (18,281)       (18,281)
                                         --------      ------       -------         -------      --------       --------
BALANCE AT DECEMBER 31, 2000..........     57,066       --           --              (2,274)      (16,137)        38,655
Issuance of Common Stock, net of
  costs...............................     29,108       --           --              --             --            29,108
Shortfall payment on Class "B" Special
  Stock (Note 11(c))..................     (1,001)      --           --              --             --            (1,001)
Options granted.......................     --             165        --              --             --               165
Warrants granted......................     --           1,597        (1,120)         --             --               477
Amortization of deferred
  compensation........................     --           --              209          --             --               209
Foreign currency translation
  adjustments.........................     --           --           --              (2,032)        --            (2,032)
Net Loss..............................     --           --           --              --           (19,668)       (19,668)
                                         --------      ------       -------         -------      --------       --------
BALANCE AT DECEMBER 31, 2001..........     85,173       1,762          (911)         (4,306)      (35,805)        45,913
Issuance of Common Stock, net of
  costs...............................     28,068       --           --              --             --            28,068
Exercise of options...................        307       --           --              --             --               307
Exercise of warrants..................          1       --           --              --             --                 1
Additional value of warrants..........     --             690          (690)         --             --           --
Amortization of deferred
  compensation........................     --           --            1,046          --             --             1,046
Foreign currency translation
  adjustments.........................     --           --           --                 355         --               355
Net Income............................     --           --           --              --             2,127          2,127
                                         --------      ------       -------         -------      --------       --------
BALANCE AT DECEMBER 31, 2002..........   $113,549      $2,452       $  (555)        $(3,951)     $(33,678)      $ 77,817
                                         ========      ======       =======         =======      ========       ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

1.  BASIS OF PRESENTATION

    The consolidated financial statements of Capital Environmental
Resource Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and all figures are presented in thousands of U.S. dollars, except share and per share data or except where expressly stated as being in Canadian dollars ("C$") or in millions. Except as indicated in Note 17, the consolidated financial statements conform, in all material respects, with accounting principles generally accepted in Canada ("Canadian GAAP").

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

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

(a) ORGANIZATION AND BUSINESS

    The Company is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services to commercial, industrial and residential customers. The Company was incorporated in the Province of Ontario, Canada on May 23, 1997 in order to take advantage of consolidation opportunities in the solid waste services industry in Canada and the United States. During fiscal 2000, the Company decided to discontinue its business in the Northeastern U.S. and in fiscal 2001 disposed of all of its U.S. operations (Note 3(b)). The Company now currently operates in Canada (Note 16).

(b) CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation. All business acquisitions since the Company's inception have been accounted for using the purchase method of accounting and the results of operations of these businesses are included in the consolidated financial statements from the effective date of acquisition.

(c) FOREIGN CURRENCY TRANSLATION

    The functional currency of the Company and its Canadian operations is the Canadian dollar. Assets and liabilities of the Canadian operations which are denominated in other than Canadian dollars are translated into Canadian dollars at the exchange rate in effect at the relevant balance sheet date. Revenues and expenses are translated at the exchange rate on the date of the transaction. Gains and losses arising on foreign exchange in the Canadian operations are included in income in the period.

    The Company reports in U.S. dollars. Accordingly, assets and liabilities of Canadian operations have been translated from Canadian dollars into U.S. dollars at the exchange rates in effect at the relevant balance sheet date, and revenue and expenses of Canadian operations have been translated from Canadian dollars into United States dollars at the average exchange rates prevailing during the period. Unrealized gains and losses on translation of the Canadian operations into U.S. dollars are reported as a separate component of stockholders' equity and are included in comprehensive income (loss).

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
(d) BUSINESS COMBINATIONS AND ACQUISITIONS

    The Company allocates the cost of the acquired business to the assets acquired and the liabilities assumed based on estimates of fair values thereof. These estimates are revised during the allocation period as necessary when, and if, information regarding contingencies or other information lacking at the date of acquisition becomes available to define and quantify assets acquired and liabilities assumed. The allocation period varies but does not exceed one year.

    In certain business combinations and acquisitions, the Company agrees to pay additional amounts to vendors contingent upon achievement by the acquired businesses of certain negotiated goals, such as targeted cash flow levels. Contingent payments, when determinable, are recorded as additional purchase price consideration.

(e) CASH AND CASH EQUIVALENTS

    Cash and cash equivalents are defined as cash and short-term highly liquid deposits with maturity dates of less than 90 days.

(f) CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents only with high credit quality financial institutions. The Company's trade accounts receivable are not subject to a concentration of credit risk. The Company's customers are diversified as to both geographic and industry concentrations. The Company maintains an allowance for doubtful accounts based on the expected collectibility of the accounts. Credit losses have been within management's expectations.

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

Buildings...................................................      10 to 25 years
Vehicles....................................................            10 years
Containers, compactors and recycling equipment..............       5 to 12 years
Furniture, fixtures and other office equipment..............        3 to 5 years
Leaseholds..................................................        term of lease

    The landfill sites are recorded at cost. Landfill improvements are capitalized including direct costs incurred to construct and develop the sites. All indirect landfill development costs are expensed as incurred.

    Capitalized landfill site costs, together with the estimated projected capitalizable costs to be incurred over the remaining life of the landfill, are used to determine the amount to be amortized. Amortization is recorded over the estimated remaining useful life of the site based on a units of consumption basis as permitted airspace of the landfill is consumed.

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    Estimated projected capitalizable costs and the estimated useful life of the sites are determined by management based on estimates provided by the Company's internal or third party engineers and are reviewed on a regular basis.

    The Company reviews the carrying values of its property, equipment and landfill sites to determine whether such values are recoverable from future estimated earnings. The amount of any impairment is charged against income. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial statements and related disclosures.

(h) GOODWILL

    In June 2001, the Financial Accounting Standards Board ("FASB") issued
SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets, including those meeting new recognition criteria under the Statement, will continue to be amortized over their estimated useful lives.

    The Company fully adopted the new rules on accounting for goodwill and other intangible assets effective January 1, 2002. The Company tests goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In the first quarter of 2002, the Company performed the first of the required impairment tests of goodwill based on the carrying values as of January 1, 2002. As a result of performing the test for potential impairment, the Company determined that no impairment existed as of January 1, 2002, or as a result of the annual impairment test, which was performed as at December 31, 2002, and therefore it was not necessary to write down any of its goodwill. However, there can be no assurance that goodwill will not be impaired at any time in the future.

    Amortization of goodwill in the year ended December 31, 2001 and 2000 was $1,797 and $2,455, respectively. Had this accounting policy change been made retroactively, the Company's net loss for the year ended December 31, 2001 and 2000, adjusted for the non-amortization provisions of SFAS No. 142, would have been $17,871 and $15,826, respectively. Basic and diluted loss per share for the year ended December 31, 2001 and 2000, after adjusting for the non-amortization of goodwill, would have been $1.46 and $2.20, respectively.

(i) OTHER INTANGIBLE ASSETS

    Other intangible assets primarily include customer contracts and lists, deferred financing costs, non-competition agreements and deferred acquisition costs. Other intangible assets, except deferred acquisition costs, are recorded at their cost, less accumulated amortization. Amortization is charged on a straight-line basis over the estimated useful life of the contracts or agreements, which range from 2 to 8 years. In the case of deferred acquisition costs, the Company capitalizes incremental direct costs associated with proposed business combinations that are currently being negotiated. These costs remain deferred until the Company ceases to be engaged on a regular and ongoing basis with completion of the proposed acquisitions, at which point they are expensed. In the event that the target is acquired, these costs are incorporated in the cost of the acquired business.

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
(j) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The book values of the cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximate their respective fair values due to the short-term nature of these instruments. The Company's long-term debt instruments that are outstanding as at December 31, 2002 have carrying values that approximate their respective fair values based on the current rate offered to the Company for debt with similar market risk and maturities. See Notes 8, 9 and 10 for the terms and carrying values of the Company's various debt instruments.

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

    SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was adopted by the Company effective January 1, 2001.
SFAS No. 133 established accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet either as an asset or a liability at their fair values. The statement requires that changes in the derivatives' fair value be recognized in earnings unless specified hedge accounting criteria are met. The Company did not account for the derivatives held at January 1, 2001 as hedges when it adopted SFAS No. 133. The impact of the change in method of accounting for derivatives held at January 1, 2001 was not significant.

(l) ENVIRONMENTAL COSTS

    The Company accrues for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Cost of future expenditures for environmental remediation obligations are not discounted to their present value. Environmental liabilities and apportionment of responsibility among potentially responsible parties are accounted for in accordance with the guidance provided by the Statement of Position 96-1, "Environmental Remediation Liabilities".

(m)  ACCRUED CLOSURE AND POST-CLOSURE COSTS

    As of December 31, 2002, the Company owned two landfills and, accordingly, accrued for an estimated $1,925 (December 31, 2001 -- $170) of landfill closure and post-closure costs. Accrued closure and post-closure costs represent an estimate of the future obligation associated with closure and post-closure monitoring of the non-hazardous solid waste landfills owned by the Company. Site specific closure and post-closure engineering

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
cost estimates are prepared for the landfills owned by the Company. The impact of changes in estimates, based on an annual update, are accounted for on a prospective basis. The present value of estimated future costs are accrued based on a units of consumption method as permitted airspace of the landfill is consumed. The Company estimates the amounts and timing of payments related to closure and post-closure costs and inflates those costs by an inflation factor of 1.4% and uses a discount rate of 5.5% to determine the present value.

    As of January 1, 2003, the Company's policy will change upon the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations". The Company's adoption of SFAS No. 143 will result in a significant change to its accounting policies for landfill closure and post-closure obligations. See discussion below under "New Accounting Pronouncements" for additional information and an analysis of the estimated impact that the adoption of SFAS No. 143 will have on the Company's balance sheet at January 1, 2003 and its results of operations for the year ending December 31, 2003.

(n) REVENUE RECOGNITION

    The Company recognizes revenue when services such as providing hauling services and accepting waste at the Company's disposal facilities, are rendered or when products are delivered. Amounts billed to customers, prior to providing the related services, are deferred and reported as revenues in the period in which the services are rendered. Long-term service contracts are reviewed on a regular basis for losses. Full provision for anticipated losses is made in the period when the likelihood of a loss has been established.

(o) INCOME TAXES

    The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse. Deferred tax assets include tax loss carry-forwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(p) NET INCOME (LOSS) PER SHARE INFORMATION

    Net income (loss) per share has been computed in accordance with SFAS No. 128, "Earnings per Share".

    Basic earnings per share are calculated by dividing income available to common stockholders by the weighted average number of Common Shares outstanding for the period. Diluted earnings per share reflect the dilution that would occur under the treasury stock method if the dilutive securities and other contracts to issue Common Stock were exercised or converted into Common Stock at the beginning of the period or when issued, if later.

(q) FINANCING COSTS

    Costs associated with arranging the Company's Credit Facility agreement have been deferred and are being written off over the term of the credit facility. Costs of raising equity have been netted against the proceeds raised.

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
(r) STOCK-BASED COMPENSATION PLANS

    The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and the related interpretations, which does not require a charge to the statement of operations for the estimated fair value of stock options issued with an exercise price equal to the fair value of the common stock on the date of grant. SFAS No. 123, "Accounting for Stock-based Compensation", requires that companies, which do not elect to account for stock based compensation as prescribed by this statement, disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted. Additionally, certain other disclosures with respect to stock compensation and the related assumptions are used to determine the pro forma effects of SFAS No. 123 (Note 11).

(s) NEW ACCOUNTING PRONOUNCEMENTS

    In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 will require, upon adoption, that the Company recognize as a component of asset cost, the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value of the obligation can be made. Under this statement, the liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will be required to adopt SFAS No. 143 on January 1, 2003.

    The new pronouncement will significantly impact the accounting for landfill retirement obligations, which the Company has historically referred to as closure and post-closure obligations. The adoption of SFAS No. 143 will have no impact on the Company's cash requirements. Accrued closure and post-closure costs represent an estimate of the current value of the future obligations associated with closure and post-closure monitoring of non-hazardous solid waste landfills. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Accruals for closure and post-closure monitoring and maintenance consider site inspection, groundwater monitoring, leachate management, methane gas management and recovery, and operating and maintenance costs to be incurred during the period after the facility closes. Certain of these environmental costs, principally capping and methane gas management costs, are also incurred during the operating life of the site in accordance with the landfill operation requirements. Site specific closure and post-closure engineering cost estimates are prepared annually.

    Landfill closure and post-closure liabilities will continue to be calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure using an inflation rate of 2.0% and discounting the inflated total to its present value using an 8.5% discount rate. The 8.5% discount rate is higher than the 5.5% historically used as SFAS No. 143 requires the use of a credit-adjusted risk-free rate. The resulting closure and post-closure obligation will be recorded on the balance sheet as the landfill's total airspace is put into service.

    Upon adoption, SFAS No. 143 requires that a charge for the cumulative change in accounting principle for landfill obligations be recorded for the period retroactive to the date of the inception of the landfill. Inception of the asset retirement obligation is the date operations commenced or the date the landfill was acquired. Upon adoption of SFAS No. 143 on January 1, 2003, the Company expects a cumulative effect of the change in accounting principle of approximately $0.5 million, net of tax, an increase in the closure and post-closure liability of approximately $2.9 million and an increase in the net landfill assets of approximately $3.7 million.

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    The following is a summary of management's estimate of the changes that will result from the adoption of SFAS No. 143 on January 1, 2003:

                                                               BALANCE AT        SFAS       BALANCE AT
                                                              DECEMBER 31,      NO. 143     JANUARY 1,
                                                                  2002        ADJUSTMENTS      2003
                                                              -------------   -----------   -----------
                                                                             (Unaudited)
Landfill site costs.........................................     $16,788        $4,361         $21,149
Accumulated depletion.......................................      (3,705)         (704)         (4,409)
                                                                 -------        ------         -------
Net landfill site costs.....................................     $13,083        $3,657         $16,740
                                                                 =======        ======         =======

Closure and post-closure liability..........................     $ 1,925        $2,883         $ 4,808
                                                                 =======        ======         =======

    The estimated impact in 2003 of adopting SFAS No. 143 is a decrease in net income before tax of $0.3 million as a result of increased amortization expense (unaudited).

    In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". This new standard is effective for fiscal years beginning on or after May 15, 2002 or for transactions occurring after May 15, 2002 related to SFAS No. 13, paragraphs 8 and 9(c).

    This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends SFAS No. 13, "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company will adopt this new standard prospectively on January 1, 2003. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

    In July 2002, the FASB issued Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of the entity's commitment to the exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

    In January 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure". SFAS No. 148 gives entities that elect to adopt the fair market value method of accounting for stock options granted to employees provided for in SFAS No. 123 three alternative transitional accounting methods. In addition, the opportunity to apply the fair market value method only to options granted after the adoption of the standard will not be available for fiscal years beginning after December 31, 2003. SFAS No. 148 also provides that certain pro-forma and other information regarding stock options which is currently required

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
only in an entity's annual financial statements will now be required in interim reports as well. SFAS No. 148 is effective for fiscal years ended after December 15, 2002. Management is in the process of evaluating the implications of this new standard on the Company's consolidated financial statements.

(t) RECLASSIFICATIONS

    Certain 2001 and 2000 financial statement amounts have been reclassified to conform with the 2002 presentation.

3.  ACQUISITIONS AND DISPOSALS OF BUSINESSES

(a) BUSINESS ACQUISITIONS

    On February 6, 2002, the Company purchased all the outstanding shares of Waste Services Inc., ("Waste Services Ottawa") and its subsidiaries for
$25.5 million, $21.8 million of which was paid in cash at closing. The remainder of the purchase price ($3.7 million) was payable in September 2002 in the form of cash or, at the option of the Company, through the issuance of Common Shares. The additional consideration was non-interest bearing and was discounted at a rate of 6.0%. In September 2002, the Company elected to pay the remainder of the purchase price in cash. Approximately $3.0 million has been paid as of December 31, 2002 and the Company is in discussions with the former owners of Waste Services Ottawa regarding payment of the remaining $0.7 million. The Company also incurred acquisition costs of approximately $0.4 million in connection with the WSI acquisition.

    The Waste Services Ottawa business consists of two solid waste collection companies and one landfill, operating in the Ottawa and Brockville area of south eastern Ontario. The acquisition provides a secure disposal site for the Company and the haulage operations have been integrated with the Company's existing operations in the Ottawa area. The Company also purchased five other solid waste collection companies during 2002 for cash consideration aggregating
$4.3 million. Acquisition costs of approximately $0.3 million were incurred in connection with these acquisitions.

    During the year ended December 31, 2001, the Company acquired one solid waste collection business for cash consideration of $363.

    The operating results of the acquired businesses are included in the consolidated statements of operations from the dates of acquisition. The assets acquired and liabilities assumed were accounted for by the purchase method of accounting.

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

3.  ACQUISITIONS AND DISPOSALS OF BUSINESSES (CONTINUED)
    Details of the net assets acquired are as follows:

                                                              WASTE SERVICES
                                                                  OTTAWA        OTHER      TOTAL       2001
                                                              --------------   --------   --------   --------
Cash and cash equivalents...................................     $ 1,184        $--       $ 1,184      $ 22
Other current assets........................................       1,292           153      1,445        23
Current liabilities.........................................      (1,197)          (88)    (1,285)      (69)
                                                                 -------        ------    -------      ----
Net working capital.........................................       1,279            65      1,344       (24)
Property and equipment......................................      15,912         2,129     18,041        28
Customer contracts and lists................................       1,179           748      1,927      --
Non-competition agreements..................................          38           227        265      --
Goodwill....................................................       7,593         1,755      9,348       359
Long-term liabilities.......................................        (896)        --          (896)     --
Deferred tax asset (liability)..............................         792          (214)       578      --
                                                                 -------        ------    -------      ----
Total.......................................................     $25,897        $4,710    $30,607      $363
                                                                 =======        ======    =======      ====

    The purchase prices have been allocated to the identified intangible assets acquired based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. The purchase price allocations are considered preliminary until the Company is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the "allocation period" for finalizing purchase price allocations does not exceed one year from the date of consummation of an acquisition.

    The following unaudited condensed pro forma consolidated statement of operations data shows the results of the Company's operations for the twelve months ended December 31, 2002 and 2001 as if the 2002 acquisitions had occurred at the beginning of the periods presented:

                                                                 2002         2001
                                                              ----------   ----------
                                                                    (Unaudited)
STATEMENT OF OPERATIONS DATA
  Revenue...................................................  $  100,913   $  105,894
  Net income (loss).........................................       2,188      (17,747)

  Basic net income (loss) per common share..................  $     0.06   $    (0.75)
  Diluted net income (loss) per common share................  $     0.06   $    (0.75)

PRO FORMA WEIGHTED AVERAGE NUMBER OF SHARES
  Basic.....................................................  35,112,007   23,580,395
  Diluted...................................................  35,999,204   23,580,395

    These unaudited condensed pro forma consolidated results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of the beginning of the respective periods or the results of future operations of the Company. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the acquisitions.

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

3.  ACQUISITIONS AND DISPOSALS OF BUSINESSES (CONTINUED)
(b) DISPOSAL OF U.S. OPERATIONS

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

    In connection with the sale of its U.S. operations, the Company has accrued expenses as at December 31, 2002 of approximately $0.2 million
(2001 -- $1.0 million) related primarily to lease termination penalties, severance costs, professional fees and other transaction costs yet to be paid. The overall loss on disposition of the operations in the U.S. recorded in fiscal 2001 was approximately $4.9 million. During 2002, the Company received recoveries of approximately $0.7 million in connection with the sale of its U.S. operations.

4.  PROPERTY AND EQUIPMENT

    Property and equipment consist of the following as at December 31, 2002 and 2001:

                                                                2002       2001
                                                              --------   --------
Land and buildings..........................................  $ 2,768    $ 1,629
Landfill sites..............................................   16,788      4,372
Vehicles....................................................   39,735     27,807
Containers, compactors and recycling equipment..............   25,520     20,913
Furniture, fixtures and other office equipment and
  leaseholds................................................    3,725      2,673
                                                              -------    -------
Total property and equipment................................   88,536     57,394
Less: Accumulated depreciation..............................   29,542     20,686
                                                              -------    -------
Property and equipment, net.................................  $58,994    $36,708
                                                              =======    =======

    Included in property and equipment at December 31, 2002 are vehicles held under capital leases with a cost of $5,877 (2001 -- $3,820) and accumulated depreciation of $1,784 (2001 -- $1,098).

    Depreciation expense for the year ended December 31, 2002 was $10,168
(2001 -- $8,786; 2000 -- $8,745). Included in 2001 depreciation expense is additional depreciation and write-downs of $2.0 million (2000 -- $1.1 million) to reflect adjustments to estimated lives and the write-down to salvage value of certain equipment as a result of management's periodic review of the carrying value of property and equipment.

    Based on current rates of utilization and on permitted airspace capacity, the life of the Company's Ottawa landfill purchased in the Waste Services Ottawa acquisition is estimated to be in excess of seven years. The Company's other landfill located in Alberta has a life in excess of 30 years. On an annual basis, the Company updates the development cost estimates, closure and post-closure and future capacity estimates for the landfills. Future capacity estimates are updated using surveys by third party engineers to estimate utilized disposal capacity and remaining disposal capacity. These cost and capacity estimates are reviewed and approved by senior management on an annual basis. The Company expensed approximately $3,124 related to landfill depletion during the year ended December 31, 2002 (2001 -- $238).

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

5.  GOODWILL

    During fiscal 2001, as part of management's periodic review of goodwill, based on the estimated future undiscounted cash flows, the Company determined that the related goodwill at two locations was impaired and, accordingly, as at December 31, 2001 an impairment loss of $3,400 was recorded to reduce the carrying amount of goodwill to its estimated fair market value.

    As a result of losses experienced by the Company's U.S. operations during fiscal 2000, the Company carried out a review for impairment of the long-lived assets related to the U.S. operations and the related goodwill. Based on the estimated future undiscounted cash flows and after considering the proceeds of the subsequent sale of a substantial majority of the U.S. assets which occurred on April 2, 2001 (Note 3(b)), the Company determined that the related goodwill was impaired and accordingly, as at December 31, 2000, an impairment loss of $13,500 was recorded to reduce the carrying amount of the goodwill associated with the U.S. operations to its estimated fair market value.

    The change in goodwill in the fiscal year ended December 31, 2002 is as follows:

                                                                2002
                                                              --------
Balance beginning of the year...............................  $ 54,489
  Acquisitions..............................................     9,348
  Effect of foreign exchange translation....................       528
                                                              --------
Balance end of year.........................................  $ 64,365
                                                              ========

6.  OTHER INTANGIBLE ASSETS

    Other intangible assets consist of the following as of December 31, 2002 and 2001:

                                                                                         2002        2001
                                                                        ACCUMULATED    NET BOOK    NET BOOK
                                                               COST     AMORTIZATION     VALUE       VALUE
                                                             --------   ------------   ---------   ---------
Amortizable intangible assets
  Customer contracts and lists.............................   $1,928       $  266       $1,662      $--
  Deferred financing costs.................................    2,508          400        2,108       1,426
  Non-competition agreements and other.....................    1,031          462          569         600
Deferred acquisition costs.................................    1,575       --            1,575       --
                                                              ------       ------       ------      ------
Total......................................................   $7,042       $1,128       $5,914      $2,026
                                                              ======       ======       ======      ======

    Amortization expense of customer contracts and lists and non-competition agreements and other for the period ended December 31, 2002 and December 31, 2001 was $550 and $693, respectively. Amortization of deferred financing costs is included in interest expense and amounted to $1,855 and $1,814 for the period ended

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

6.  OTHER INTANGIBLE ASSETS (CONTINUED)
December 31, 2002 and 2001 respectively. Estimated future amortization of other intangible assets per year for the next five fiscal years based on existing intangibles is as follows:

2003........................................................   $1,396
2004........................................................    1,341
2005........................................................      857
2006........................................................      398
2007........................................................      249
Thereafter..................................................       95

7.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

    Accrued expenses and other current liabilities consist of the following at December 31:

                                                                2002       2001
                                                              --------   --------
Accrued employee and subcontractor costs....................  $ 1,992     $1,881
Accrued waste disposal costs................................    2,243      1,654
Accrued closure costs for U.S. operations...................      186      1,029
Other accrued expenses and current liabilities..............    5,703      3,438
Income taxes................................................      386      --
                                                              -------     ------
Total.......................................................  $10,510     $8,002
                                                              =======     ======

8.  LONG-TERM DEBT

    Long-term debt consists of the following at December 31:

                                                                2002       2001
                                                              --------   --------
Senior Debt.................................................  $ --       $50,803
Senior Credit Facility......................................   50,710      --
Other subordinated promissory notes payable.................       63         63
Accrued closure, post closure and other obligations.........    1,925        363
                                                              -------    -------
                                                               52,698     51,229
Less: Current portion.......................................       63        256
                                                              -------    -------
                                                              $52,635    $50,973
                                                              =======    =======

    At December 31, 2000, the Company had available lines of credit of $103.0 million under their then existing Credit Facility and Term Loan Facility (collectively the "Senior Debt"). As a result of prior defaults, the Company had provided the Senior Debt lenders with a binding letter of commitment to raise equity or subordinated debt of $25.0 million by March 15, 2001 and to receive such proceeds by June 1, 2001. An additional requirement under the Credit Facility was to provide the lenders, by August 1, 2002, with a binding letter of commitment from one or more lenders in an amount sufficient to repay in full the Credit Facility.

    On March 15, 2001, the Company provided a notice of default to its bank syndicate indicating that the binding letter of commitment condition had not been met and as a result the Company was in default of its Senior Debt. On April 2, 2001, the Company entered into an agreement to sell a substantial majority of its assets

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

8.  LONG-TERM DEBT (CONTINUED)
used in connection with its operations in the U.S. (Note 3(b)). The initial net cash proceeds from the transaction of approximately $16.4 million were used to repay a portion of the Senior Debt. In conjunction with the above transaction, the bank syndicate agreed to forebear on their rights under the Senior Debt agreement and entered into a fourth amendment to the Senior Debt facility on March 30, 2001.

    The effect of the fourth amendment was that the bank syndicate agreed to exclude the effect of the U.S. asset sale for purposes of determining the Company's compliance with its financial covenants and not to take action with respect to certain defaults under the Senior Debt facility provided that the Company satisfied certain conditions, including that it continued to make reasonable progress towards a transaction to reduce or refinance the Senior Debt by $16.0 million on or before June 15, 2001.

    On June 15, 2001, the Company had not raised $16.0 million from the issuance of equity or subordinated debt and therefore continued to be in breach of its obligation under the Senior Debt facility.

    On September 10, 2001, the Company issued 16.5 million Common Shares for net proceeds for $29.1 million. Concurrent with the equity issuance, the Company entered into a fifth amendment to the Senior Debt facilities and made a permanent debt repayment of approximately $16.0 million.

    The fifth amendment modified certain financial covenants and waived the Company's existing defaults under the Senior Debt facilities relating to the Company's failure to meet the specified deadline for an equity infusion. In addition, the amendment changed the termination date under the Senior Debt facility to July 31, 2002 and required the Company to obtain a binding commitment to repay the Senior Debt facility by May 31, 2002. As of December 31, 2001, approximately $27.9 million (2000 -- $42.8 million) of the Company's Senior Debt was denominated in U.S. dollars.

    In June 2002, the Company completed a refinancing of its senior debt facility by entering into a new Senior Secured Credit Facility (the "Senior Credit Facility") with a syndicate of financial institutions, including Bank of America, the Canadian Imperial Bank of Commerce and the Bank of Nova Scotia. The prior Senior Debt facility was repaid in full and all related financing costs were written off by that time. The Senior Credit Facility is a revolving credit facility denominated in Canadian dollars, which provided for borrowings of up to the lesser of $61.0 million or C$92.0 million at closing. In July 2002, the Toronto-Dominion Bank joined the Senior Credit Facility, increasing the total commitment to the lesser of $76.5 million or C$116.0 million. Assuming that the Company can locate additional lenders, the Senior Credit Facility can be increased by a further C$30.0 million prior to December 31, 2003. Costs of $2.5 million related to the new Senior Credit Facility are being amortized over the term of the debt.

    Beginning January 1, 2004, the availability under the Senior Credit Facility will be mandatorily reduced by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003. Based upon the current commitment of C$116.0 million, the facility will decline to C$58.0 million by April 1, 2005. The Senior Credit Facility terminates on
June 30, 2005. In addition to scheduled reductions, the Company is required to prepay and reduce the available credit with the proceeds of asset sales and issuances of debt, in each case subject to certain exceptions.

    The Senior Credit Facility may be used for general corporate purposes, including, working capital, capital expenditures and permitted acquisitions. The Senior Credit Facility is collaterized by a first priority perfected security interest in substantially all of the current and future acquired assets of the Company and its subsidiaries. The Senior Credit Facility contains certain financial and other covenants and restrictions regarding, among other things, limitations on capital expenditures, dividends, stock redemptions and investments. Interest rates are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

8.  LONG-TERM DEBT (CONTINUED)
prime). The fixed margins range from 2.75% to 3.75% for Canadian Eurodollar rate loans and 1.25% to 2.25% for prime rate loans. Within the ranges, the fixed margin is determined based on the Company's leverage ratio. The interest rate at December 31, 2002, on the Senior Credit Facility was 6.058%.

    At December 31, 2002, the Company had, including letters of credit, up to $13.5 million (December 31, 2001 -- $10.6 million) of unused availability under the Senior Credit Facility. The weighted average rate of interest on all the Senior Debt for the year ended December 31, 2002 was 6.8% (2001 -- 9.5%;
2000 -- 8.6%).

    At December 31, 2002 and 2001, the total non-discounted anticipated costs for closure and post-closure are $20,687 and $10,162, respectively. The Company does not anticipate having significant cash outflows in respect of closure and post-closure obligations until fiscal 2008.

    The aggregate annual principal repayments required in respect of long-term debt as at December 31, 2002, are as follows:

2003........................................................  $    63
2004........................................................    7,822
2005........................................................   42,888
2006........................................................    --
2007........................................................    --
Thereafter..................................................    1,925
                                                              -------
                                                              $52,698
                                                              =======

9.  COMMITMENTS AND CONTINGENCIES

(a) LEASES

    The following is a schedule of future minimum lease payments at December 31, 2002:

                                                              OPERATING   CAPITAL
                                                              ---------   --------
2003........................................................   $1,570      $1,453
2004........................................................    1,146         954
2005........................................................      758         480
2006........................................................      648         351
2007........................................................      600       --
Thereafter..................................................    1,417       --
                                                               ------      ------
                                                               $6,139      $3,238
                                                               ======
Less: Amount representing interest..........................                  366
                                                                           ------
                                                                           $2,872
Less: Current portion of capital lease obligations..........                1,262
                                                                           ------
Long-term capital lease obligations.........................               $1,610
                                                                           ======

    Total rent expense, under operating leases charged to operations, was approximately $1,815 for the year ended December 31, 2002 (2001 -- $1,893; 2000 -- $2,062).

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

9.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company leases certain heavy equipment and hauling vehicles under leases that qualify for treatment as capital leases. The assets related to these leases have been capitalized and are included in property and equipment.

(b) PERFORMANCE BONDS AND LETTERS OF CREDIT

    Municipal solid waste services contracts, permits and licences to operate transfer stations and recycling facilities may require performance or surety bonds, letters of credit or other means of financial assurance to secure contractual performance. As of December 31, 2002, the Company had provided customers and various regulatory authorities with such bonds and letters of credit amounting to approximately $17.1 million (2001 -- $9.2 million) to collateralize its obligations. If the Company was unable to obtain performance or surety bonds or letters of credit in sufficient amounts or at acceptable rates, it could be precluded from entering into additional municipal solid waste services contracts or obtaining or retaining landfill, transfer station, recycling facility or operating permits and licences.

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

(d) DISPOSAL AGREEMENTS

    On November 22, 2002, the Company entered into a Put or Pay Disposal Agreement with RCI Environnement Inc., Centres de Transbordement et de Valorisation Nord Sud Inc., RCM Environnement Inc. (collectively the "RCI Companies") and Intersan Inc. ("Intersan") pursuant to which the Company together with the RCI Companies agreed to deliver to certain of Intersan's landfill sites and transfer stations in Quebec, Canada, over the next 5 years, 850,000 metric tonnes of waste per year, and for the next 2 years after the expiration of the first 5 year term, 710,000 metric tonnes of waste per year at a fixed disposal rate set out in the Agreement. If the Company and the RCI Companies fail to deliver the required tonnage, they are jointly and severally required to pay to Intersan, C$23.67 per metric tonne for every tonne below the required tonnage. If a portion of the annual tonnage commitment is not delivered to a specific site the Company is also required to pay C$8.00 per metric tonne for every tonne below the site specific allocation. The Company's obligations to Intersan are secured by a letter of credit for C$4.0 million.

    The RCI Group is the largest hauling and transfer company operating in the Greater Montreal area. The companies within the RCI Group are controlled by a director of the Company and/or individuals related to that director.

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

9.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
(e) LEGAL PROCEEDINGS

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

    In addition, the Company may become party to various lawsuits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a solid waste management business. As of the date of this Report, the Company does not believe that there is any current proceeding or litigation involving the Company in respect of such matters that will have a material adverse impact on its business, financial condition, results of operations or cash flows.

    On December 18, 2002, Canadian Waste Services Inc. ("Canadian Waste"), a competitor of the Company, commenced an action against the Company and one of the Company's employees in Western Canada who was previously employed by Canadian Waste. The action alleges breach of the employment contract between the employee and Canadian Waste, and breach of fiduciary duties. The action also alleges that the Company participated in those alleged breaches. The action seeks damages in the amount of approximately $4.9 million and an injunction enjoining the employee from acting contrary to his alleged employment contract and fiduciary duties.

    On February 7, 2003, Canadian Waste commenced an action against the Company alleging breach of a "Landfill Tipping Agreement" (the "Agreement") entered into by the Company and Canadian Waste. The action alleges that the Company has breached the Agreement as it has not paid certain amounts invoiced by Canadian Waste, relating to increased costs of Canadian Waste in operating the Ryley Landfill. Canadian Waste seeks damages in the amount of approximately
$0.8 million. The Agreement contains an arbitration clause that forecloses court action and requires arbitration with respect to certain disputes.

    The Company intends to vigorously defend these actions both with respect to liability and damages and no provisions have been made in these financial statements for the above matters. No Statements of Defense have yet been filed, and documents have not yet been exchanged. The Company does not believe the ultimate outcome of these matters will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

    During 2002, the Company initiated an action against certain former employees claiming damages for breach of contract. The former employees have counter claimed against the Company, claiming damages of C$13.5 million. The former employees have offered to settle this matter for less than C$1.0 million, but no agreement has been reached between the parties. The Company intends to vigorously defend this action.

10. DERIVATIVE FINANCIAL INSTRUMENTS

    Under the terms of a previous loan agreement, the Company was required to effectively fix or cap interest rates on not less that $25.0 million of debt. Since December 31, 2000, this interest rate hedge agreement has not been required and the Company has C$24.7 million of interest rate caps in place at a blended rate of 7.0% expiring in April 2003. At December 31, 2001 and 2002, the fair value of the interest rate caps was nominal.

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

11. CAPITAL STOCK

CHANGES IN CAPITAL STOCK:

(a) COMMON AND PREFERRED STOCK

    The Company has an unlimited number of Preferred Shares, issuable in series and an unlimited number of Common Shares authorized. As of December 31, 2001 and 2002, there were no Preferred Shares issued or outstanding.

    Details of changes in Common Stock for the periods presented are as follows:

                                                                SHARES      AMOUNT
                                                              ----------   --------
OUTSTANDING DECEMBER 31, 1999 and 2000......................   7,196,627   $ 57,066
Shares issued for cash in September, 2001 on private
  placement.................................................  16,500,000     29,108
Shortfall payment on Class "B" Special Stock
  (Note 11(c))..............................................      --         (1,001)
                                                              ----------   --------
OUTSTANDING DECEMBER 31, 2001...............................  23,696,627     85,173
Shares issued on private placement..........................  11,320,754     28,068
Shares issued on exercise of options........................      85,388        307
Shares issued on exercise of warrants.......................      92,226          1
                                                              ----------   --------
OUTSTANDING DECEMBER 31, 2002...............................  35,194,995   $113,549
                                                              ==========   ========

(b) PRIVATE PLACEMENT

    On February 6, 2002, the Company completed a private placement sale to certain investors, including some of the Company's shareholders, directors and officers, of 11,320,754 Series 1 Preferred Shares at a price of $2.65 per share, resulting in net proceeds to the Company of approximately $28.1 million. Included in costs of the financing were fees of $1.3 million for financial advisory services paid to a company of which one of the Company's directors is a principal.

    The Series 1 Preferred Shares were non-voting and were not entitled to receive any dividends declared by the Company. The Series 1 Preferred Shares were automatically convertible into fully paid and non-assessable Common Shares on a basis of one Common Share for each Series 1 Preferred Share held, upon approval of the conversion by resolution of a majority of the common stockholders. Also, under the terms of the Preferred Shares, the holders had agreed to hold a stockholders meeting to approve the conversion and were required under contract to vote their Common Shares in favour of the conversion. As the holders of the Preferred Shares represented the majority of the outstanding Common Shares of the Company, the conversion of Preferred Shares was assured at the time of their issuance. Accordingly, the Preferred Shares have been treated as common stock equivalents and included in the calculation of the weighted average shares outstanding as of the date of issuance. On March 27, 2002, the stockholders approved the conversion and all outstanding Series 1 Preferred Shares were converted into Common Shares.

(c) CLASS "B" SPECIAL STOCK

    On November 1, 1997, the Company issued 400,000 redeemable convertible
Class "B" Special shares valued at $7,455 in exchange for the remaining outstanding common stock of Western Waste. The Class "B" Special Stock was automatically convertible into Common Stock on completion of a "qualifying public offering". The holders could otherwise require the Company to redeem such shares at a specified price of C$21.67 per share. On June 8, 1999, the Class "B" Special Stock was converted into 484,645 Common Shares on completion of the initial public offering ("IPO"). In satisfaction of the shortfall of the price of the initial public offering, the

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

11. CAPITAL STOCK (CONTINUED)
Company paid the holder an additional $459. In addition, it agreed to pay the holder an additional payment if the holder elected to sell up to 112,323 shares in the future, based on the shortfall if the selling price is less than C$21.67 per share. No Class "B" Special Stock remained authorized or outstanding as at December 31, 1999. During 2001, the Company paid the holder an additional
$1.0 million in satisfaction of its shortfall obligation. This amount has been accounted for as a reduction of the value initially ascribed to the Common Shares.

(d) STOCK PURCHASE OPTIONS AND WARRANTS

    In September 2001, the Company issued 1,000,000 warrants to purchase Common Stock to a director and officer at an exercise price of $2.70 per share expiring September 7, 2011. The market price at the date of grant was $3.82 per share resulting in a compensation cost of $1.12 million, which will be recorded in the consolidated statement of operations over the three-year vesting period in accordance with APB No. 25. Based on the terms and conditions of the warrants, variable accounting for the compensation expense is required to be recognized. During 2002, an additional $690 was attributed to the value of the warrants based on the increased market value of the stock. During the year ended
December 31, 2002, total compensation expense recognized was $1,046
(2001 -- $209).

    On November 1, 2001, the Company issued 100,000 options to purchase Common Stock to a non-employee in conjunction with the settlement of a legal matter. The options were issued at the market price of $3.75 on the date of grant resulting in an expense recorded by the Company in the amount of $165. The options were valued in accordance with SFAS No. 123, "Accounting for Stock Based Compensation", using the Black-Scholes option pricing model applying the following assumptions: risk free interest rate of 3.21%, annual dividend yield of 0% and expected volatility of 79%. The options shall be fully vested and exercisable on November 1, 2003 and expire on November 1, 2005.

    On December 7, 2001, the Company issued 200,000 warrants to purchase Common Stock to a non-employee in connection with the settlement of a legal matter. The warrants were issued at the market price of $3.94 on the date of grant resulting in an expense recorded by the Company in the amount of $477. The warrants were valued in accordance with SFAS No.123, using the Black-Scholes option pricing model applying the following assumptions: risk free interest rate of 4.69%, annual dividend yield of 0% and expected volatility of 79%. The warrants vest over a period of four years and expire on December 8, 2005.

    In 1997, the Company issued 123,084 warrants to certain founding stockholders at an exercise price of C$0.007 per share expiring July 15, 2002. During the year ended December 31, 1999, 30,772 Common Shares had been issued on exercise of these warrants. During the year ended December 31, 2002, 86 warrants were cancelled and the remaining 92,226 warrants were exercised.

(e)EMPLOYEE AND DIRECTOR STOCK OPTION PLANS AND OPTION GRANTS

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

    Under the 1999 Stock Option Plan, the Company may grant options to acquire Common Shares up to a maximum of 19% of the then issued and outstanding shares of Common Stock and Common Stock equivalents, including stock options issued under the 1997 Stock Option Plan. Options granted to non-employee directors will generally vest one year from the date of grant. Options granted to employees become exercisable only after

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

11. CAPITAL STOCK (CONTINUED)
the second anniversary of the grant date unless otherwise determined by the Compensation Committee. No option will remain exercisable later than five years after the grant date, unless the Compensation Committee determines otherwise. Upon a change of control event, options become immediately exercisable.

    All options granted have been granted at or above market price. The weighted average exercise price of the aggregate outstanding options at December 31, 2002 was C$6.59 (or $4.18) compared to C$8.11 and C$11.32 (or $5.09 and $7.80) at
December 31, 2001 and 2000, respectively. The weighted average contractual life of the options outstanding as at December 31, 2002 was 3.75 years. Certain of the Company's options are priced in Canadian dollars and certain options are priced in U.S. dollars. Stock option activity for the three years ended
December 31, 2002 is as follows:

                                                              2002            2001            2000
                                                          -------------   -------------   -------------
Options outstanding, beginning of year..................      1,871,713       1,018,334       1,004,301
Options granted during the year.........................      1,065,500       1,152,694         412,041
Options exercised during the year.......................        (85,388)       --              --
Options forfeited during the year.......................       (416,009)       (299,315)       (398,008)
                                                          -------------   -------------   -------------
Options outstanding, end of year........................      2,435,816       1,871,713       1,018,334
                                                          -------------   -------------   -------------
Options exercisable, end of year........................        284,500         616,713         522,640
                                                          -------------   -------------   -------------

WEIGHTED AVERAGE PRICE: (C$OPTIONS IN C$)
  Options granted.......................................  $        5.87   $    --         $    --
  Options exercised.....................................  $        7.22   $    --         $    --
  Options forfeited.....................................  $       10.94   $        9.64   $       16.85
  Options outstanding, end of year......................  $        5.70   $       13.25   $       12.00

OPTION PRICE RANGES: (C$OPTIONS IN C$)
  Options granted.......................................  $4.95 -  9.20   $    --         $    --
  Options exercised.....................................  $        7.22   $    --         $    --
  Options forfeited.....................................  $7.22 - 14.44   $7.22 - 18.05   $7.22 - 18.05
  Options outstanding, end of year......................  $4.05 - 18.05   $7.22 - 18.05   $7.22 - 18.05

WEIGHTED AVERAGE PRICE: (US$OPTIONS)
  Options granted.......................................  $        3.37   $        3.16   $        4.36
  Options exercised.....................................  $        3.39   $    --         $    --
  Options forfeited.....................................  $        7.50   $        5.83   $        9.66
  Options outstanding, end of year......................  $        5.97   $        4.61   $        7.84

OPTION PRICE RANGES: (US$OPTIONS)
  Options granted.......................................  $3.12 -  4.15   $2.23 -  4.05   $3.46 -  5.79
  Options exercised.....................................  $2.43 -  4.00   $    --         $    --
  Options forfeited.....................................  $4.00 - 14.50   $2.23 - 12.00   $4.00 - 12.00
  Options outstanding, end of year......................  $3.12 - 14.44   $2.44 - 14.50   $3.46 - 14.50

(f) FAIR VALUE OF OPTIONS

    As permitted by the SFAS No. 123, "Accounting for Stock Based Compensation", the Company applies APB No. 25 in accounting for options and warrants issued to employees, directors and officers of the Company to acquire Common Shares.

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

11. CAPITAL STOCK (CONTINUED)
    No compensation cost has been recognized on the options as they have been granted at market value. Compensation cost has been recognized on the warrants issued to a director and officer as these warrants were granted below quoted market value (Note 11(d)). Had compensation cost been determined based on the fair value of the options at the grant date consistent with the methodology in SFAS No. 123, the Company's historical net income (loss) and net income (loss) per share for the year would have been as follows:

                                                                2002       2001       2000
                                                              --------   --------   --------
Net income (loss) -- Historical basis:
  As reported...............................................  $ 2,127    $(19,668)  $(18,281)
  SFAS No. 123 adjustment...................................   (1,632)       (983)    (1,196)
                                                              -------    --------   --------
Pro forma...................................................  $   495    $(20,651)  $(19,477)
                                                              =======    ========   ========
Basic and diluted net income (loss) per share:
  As reported...............................................  $  0.06    $  (1.60)  $  (2.54)
                                                              -------    --------   --------
  Pro forma.................................................  $  0.01    $  (1.68)  $  (2.71)
                                                              =======    ========   ========

    As permitted under SFAS No. 123, the fair value of options granted up to December 31, 2002 was estimated using the Black-Scholes option pricing model using the following assumptions:

Annual dividend yield.......................................  0%
Weighted-average expected lives (years).....................  3 years
Risk-free interest rate.....................................  3.46% to 4.62%
Volatility..................................................  71% to 77%

    This resulted in a weighted-average grant-date fair value of options granted of $2.68 (2001 -- $2.46; 2000 -- $3.55).

(g) SHAREHOLDER RIGHTS PLAN

    On September 2, 1999, the Company adopted a Shareholder Rights Plan (the "Plan"). Under the terms of the Plan, Common Share purchase rights (the "Rights") were distributed at the rate of one Right for each Common Share held. Each Right will entitle the holder to buy 1/100th of a Common Share of the Company at an exercise price of $60.00. The Rights will be exercisable and will trade separately from the Common Shares only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Shares or commences a tender or exchange offer that would result in owning 20% or more of the Common Shares (unless the Board of Directors determines that the acquisition is fair to all shareholders and amends the Plan to permit the acquisition). If either of these events occurs, the Rights will entitle each holder to receive, upon exercise, a number of Common Shares (or, in certain circumstances, a number of Common Shares in the acquiring company) having a Current Market Price (as defined in the Plan) equal to approximately two times the exercise price of the Right. The Rights are not exercisable with respect to the share ownership of certain existing shareholders as long as these persons, along with their affiliates and associates, do not acquire beneficial ownership of 30% or more. The plan was amended in July 2001 and January 2002 to prevent the September 2001 and February 2002 private placement transactions, respectively, from triggering the Shareholder Rights Plan. The number of Rights outstanding is subject to adjustment under certain circumstances, and all Rights expire on September 30, 2009.

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

12. INCOME TAXES

    At December 31, 2002, the Company had approximately $18.3 million of accumulated net operating loss carry-forwards for income tax purposes. Most of these net operating loss carry-forwards expire between 2004 and 2009, and their use is not subject to any annual limitations. The benefit from these losses is reflected in these financial statements as deferred income tax assets. Where management believes that it is not more likely than not that the benefit of these tax assets will be realized, a valuation allowance is recorded, as described below.

    The income tax provision (benefit) for the periods ended December 31, 2002, 2001 and 2000 consists of the following:

                                                                2002       2001       2000
                                                              --------   --------   --------
CURRENT
Canada......................................................   $2,177    $   299     $1,508
United States...............................................    --           (18)       (22)
                                                               ------    -------     ------
                                                                2,177        281      1,486
                                                               ------    -------     ------
DEFERRED
Canada......................................................     (464)     --           418
United States...............................................    --           687       (894)
                                                               ------    -------     ------
                                                                 (464)       687       (476)
                                                               ------    -------     ------
                                                               $1,713    $   968     $1,010
                                                               ======    =======     ======

    The reconciliation of the difference between income taxes at the Canadian statutory rate and the income tax provision for the years ended December 31, 2002, 2001 and 2000 is as follows:

                                                                2002       2001       2000
                                                              --------   --------   --------
Taxes at combined Canadian federal and provincial statutory
  rate......................................................   $1,482    $(7,916)   $(7,572)
Effect of lower tax rates applicable to U.S. income.........    --           133        572
Effect of reduction in enacted rates on deferred taxes......       96      1,655      --
Non-deductible expenses and other...........................      (82)     2,182      5,651
Valuation allowance.........................................    --         4,663      2,318
Large corporations tax......................................      217        251         41
                                                               ------    -------    -------
INCOME TAX PROVISION........................................   $1,713    $   968    $ 1,010
                                                               ======    =======    =======

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

12. INCOME TAXES (CONTINUED)
    Significant components of the Company's deferred income tax assets and liabilities were as follows as of December 31, 2002 and 2001:

                                                                2002       2001
                                                              --------   --------
DEFERRED INCOME TAX ASSETS
Tax benefit related to net operating loss carry-forwards....  $ 5,810    $ 3,007
Property, equipment, deductible goodwill and other
  intangibles...............................................    --         3,974

DEFERRED INCOME TAX LIABILITIES
Property, equipment, deductible goodwill and other
  intangibles...............................................   (4,761)     --
                                                              -------    -------
Net deferred income tax assets before valuation allowance...    1,049      6,981
Less valuation allowance....................................    --        (6,981)
                                                              -------    -------
NET DEFERRED INCOME TAX ASSETS..............................  $ 1,049    $ --
                                                              =======    =======

13. NET INCOME (LOSS) PER SHARE INFORMATION

    The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted net income (loss) per share for the years ended December 31, 2002, 2001 and 2000:

                                                                 2002         2001        2000
                                                              ----------   ----------   ---------
Numerator
  Net income (loss).........................................  $    2,127   $  (19,668)  $ (18,281)
                                                              ----------   ----------   ---------
Denominator
  Weighted average shares outstanding -- basic..............  33,964,423   12,259,641   7,196,627
  Dilutive effect of stock options and warrants
    outstanding.............................................     887,198       --          --
                                                              ----------   ----------   ---------
Weighted average shares outstanding -- diluted..............  34,851,621   12,259,641   7,196,627
                                                              ----------   ----------   ---------
Basic net income (loss) per common share....................  $     0.06   $    (1.60)  $   (2.54)
Diluted net income (loss) per common share..................  $     0.06   $    (1.60)  $   (2.54)
                                                              ==========   ==========   =========

    The diluted earnings per share calculation for 2001 and 2000 excludes the conversion of stock options and warrants issued because the impact would have been anti-dilutive.

14. SEGMENT INFORMATION

    Management principally views and manages the business geographically, with each geographic segment's revenues being comprised of revenue from collection, transfer, disposal and recycling services. Prior to fiscal 2002, the Company operated in two reporting segments, the United States and Canada. As a result of the sale of its U.S. business during 2001, the Company now operates only in Canada. The tables below present certain

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

14. SEGMENT INFORMATION (CONTINUED)
segment information on the Company's geographic segments as at and for the years ended December 31, 2001 and 2000:

                                                                 CANADA             UNITED STATES
                                                           -------------------   -------------------    TOTAL
                                                              $          %          $          %          $
                                                           --------   --------   --------   --------   --------
2001
Revenues.................................................   85,496       91.7      7,745       8.3      93,241
Operating expenses.......................................   89,331       87.7     12,581      12.3     101,912
Loss from operations.....................................   (3,835)      44.2     (4,836)     55.8      (8,671)
Total assets.............................................  109,948       99.4        704       0.6     110,652
Long-lived assets........................................   93,223      100.0      --         --        93,223
Interest and financing expense...........................    9,311       92.8        718       7.2      10,029
Depreciation and amortization............................   10,648       94.4        628       5.6      11,276
Income tax provision.....................................      281       29.0        687      71.0         968
Expenditures for additions to property and equipment.....    3,939       98.6         56       1.4       3,995

                                                                 CANADA             UNITED STATES
                                                           -------------------   -------------------    TOTAL
                                                              $          %          $          %          $
                                                           --------   --------   --------   --------   --------
2000
Revenues.................................................   90,410       77.3     26,598      22.7     117,008
Operating expenses.......................................   83,097       67.2     40,533      32.8     123,630
Income (loss) from operations............................    7,313     (110.4)   (13,935)    210.4      (6,622)
Total assets.............................................  134,379       87.9     18,580      12.1     152,959
Long lived assets........................................  108,563       82.6     22,945      17.4     131,508
Interest and financing expense...........................    8,333       78.3      2,316      21.7      10,649
Depreciation and amortization............................    9,860       80.9      2,321      19.1      12,181
Income tax (provision) recovery..........................   (1,926)     190.7        916     (90.7)     (1,010)
Expenditures for additions to property and equipment.....   12,208       84.4      2,264      15.6      14,472

15. RELATED PARTY TRANSACTIONS

    During 2002 and 2001, the Company paid fees for financial advisory services to a shareholder, Sanders, Morris Harris Inc., for approximately $1,300 and $750, respectively. During 2002 and 2001, the Company also purchased legal services for approximately $125 and $185, respectively from a law firm of which an executive officer of the Company is an inactive partner. As at December 31, 2002, $25 is included in accrued expenses and other current liabilities related to these legal services. During 2002, the Company paid a director $30 for certain services rendered.

    During 2001, the Company acquired a solid waste collection business from a relative of an officer, director and shareholder of the Company for cash of $363. See also Note 9(d) for transactions with companies affiliated with a director of the Company.

    These transactions are in the normal course of operations and are recorded at the exchange amount, which is the consideration agreed to between the respective parties.

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

16. SUBSEQUENT EVENTS

    On February 7, 2003, the Company announced it had reached agreements to purchase all of the membership interests in Omni Waste of Osceola County, LLC ("Omni"), a municipal solid waste landfill site currently under development in Osceola County (Central Florida), for a purchase price of approximately
$75.0 million plus certain assumed liabilities. The purchase price comprises 2,050,000 shares of Common Stock of the Company with the balance payable in cash, although certain of the vendors have the right to receive up to 25% of their consideration in Common Stock of the Company based on a price of $4.00 per share. The Company has paid $5.75 million cash and issued 350,000 shares of Common Stock to date as a deposit toward the purchase price. Closing of the purchase is subject to the fulfillment of certain conditions. The Company is currently negotiating additional financing to enable it to complete the acquisition.

    On January 3, 2003, the Company purchased the assets of a hauling company in Western Canada for cash consideration of approximately $1.4 million.

    On January 31, 2003, in connection with a potential acquisition, the Company issued warrants to purchase a total of 56,250 fully paid and non-assessable Common Shares for an exercise price of $4.70 per share. The warrants are exercisable at anytime after January 31, 2004 and expire on January 31, 2008.

17. RECONCILIATION FROM UNITED STATES GAAP TO CANADIAN GAAP

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

18. REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Capital Environmental Resource Inc.

    Our audits of the consolidated financial statements referred to in our report dated March 20, 2003, appearing in the 2002 Annual Report to Shareholders of Capital Environmental Resource Inc. (which report and consolidated financial statements are included in this Annual Report on Form 20-F) also included an audit of the financial statement schedule listed in Item 18 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Toronto, Canada                                       PRICEWATERHOUSECOOPERS LLP
March 20, 2003                                             Chartered Accountants

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

18. REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE
(CONTINUED)
FINACIAL STATEMENT SCHEDULE

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                                                2002       2001       2000
                                                              --------   --------   --------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
  Balance, beginning of period..............................   $  507     $  319    $   331
  Additions -- charge to expense............................      425        679        552
  Additions -- acquisition related..........................      148      --         --
  Deductions -- bad debts written off, net of recoveries....     (730)      (491)      (564)
                                                               ------     ------    -------
  Balance, end of period....................................   $  350     $  507    $   319
                                                               ======     ======    =======
DEFERRED PURCHASE PRICE ALLOWANCE
  Balance, beginning of period..............................   $  514     $--       $ --
  Additions -- charge to expense............................    --           530      --
  Additions -- acquisition related..........................    --         --         --
  Deductions -- amounts paid................................      (93)       (16)     --
                                                               ------     ------    -------
  Balance, end of period....................................   $  421     $  514    $ --
                                                               ======     ======    =======
DEFERRED TAX VALUATION ALLOWANCE
  Balance, beginning of period..............................   $6,981     $2,318    $ --
  Additions to valuation allowance..........................      593      4,663      2,318
  Reversal related to acquisitions..........................   (5,074)     --         --
  Adjustments to valuation allowance........................   (2,500)     --         --
  Utilization of deferred tax assets........................    --         --         --
                                                               ------     ------    -------
  Balance, end of period....................................   $--        $6,981    $ 2,318
                                                               ======     ======    =======