Form 20-F/A
period 2002-12-31
CAPITAL ENVIRONMENTAL RESOURCE INC
filed 2003-11-28
CIK 1065736

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 20-F/A

                               (AMENDMENT NO. 1)

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

      For the transition period from to
      Commission file number 333-77633

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

                         Item 17 / /            Item 18 /X/

                                EXPLANATORY NOTE

    This Amendment on Form 20-F/A ("Amendment") is being filed to amend, as further described, Item 3, Item 4, Item 5, Item 7A and Item 18 of the annual report on Form 20-F of Capital Environmental Resource Inc. (the "Company") for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission (the "SEC") on July 15, 2003 (the "Original Report"). In connection with the filing of this Amendment and pursuant to the rules of the SEC, the Company is including with this Amendment certain currently dated certifications. Item 15 has been amended accordingly.

    The purpose of the Amendment is to restate the Consolidated Financial Statements under Item 18 and amend the related disclosures under Item 3, Item 4 and Item 5, to reflect the accounting treatment of the beneficial conversion feature of 11,320,754 Series 1 Preferred Shares which were issued in February, 2002 and were converted to common shares of the Company (the "Common Shares") in March, 2002, as a non-cash dividend to the purchasers of the Series 1 Preferred Shares of approximately $14,717. The effect of the restatement is to decrease net income available to common shareholders from $2,127, as previously reported, to a net loss available to common shareholders of $12,590, as restated, and to decrease basic income per share from $0.06, as previously reported, to net loss per share of $0.39, as restated. Due to the loss attributable to common shareholders, the warrants to purchase Common Shares and stock options outstanding are not dilutive. Notes 1, 3(a), 11(b), 11(f), 13 and 17 of the Notes to the Consolidated Financial Statements are amended to reflect the non-cash dividend and the restated basic and diluted loss per share.

    This Amendment amends Item 3.A. "Selected Financial Data" to conform the Statement of Operations Data to the presentation of the Consolidated Statements of Operations and Comprehensive Income (Loss) and to remove the reference to EBITDA Margin and amends Item 5.A. "Operating Results -- Selling, General and Administrative" and the section formerly titled "Unusual Charges" to remove the references to any financial measures that were not reconciled to financial measures prepared in accordance with generally accepted accounting principles in the United States.

    This Amendment also amends Item 7A to reflect a recalculation of the percentage of Common Shares that the Company believes are held of record by U.S. residents. The effect of the recalculation is to change this percentage from 42.7% to 63.6%.

    This Amendment does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosures therein in any way other than as required to reflect the amendments previously described. This Amendment speaks as of the filing date of our Original Report, except for the certifications and Item 15 which speak as of their respective dates and the filing date of the Amendment.

    The complete text of Item 3, Item 4, Item 5, Item 7A, Item 15 and Item 18 have been set forth in their entirety, in accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended, and the other Items are included for convenience of the reader. Unless otherwise indicated, the exhibits previously filed with the Original Report are not re-filed herewith.

    The filing of this Amendment shall not be deemed an admission that the Original Report, when made, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
Item 1.   Identity of Directors, Senior Management and Advisors.......         3
Item 2.   Offer Statistics and Expected Timetable.....................         3
Item 3.   Key Information.............................................         4
Item 4.   Information on the Company..................................        14
Item 5.   Operating and Financial Review and Prospects................        29
Item 6.   Directors, Senior Management and Employees..................        40
Item 7.   Major Stockholders and Related Party Transactions...........        50
Item 8.   Financial Information.......................................        53
Item 9.   Listing.....................................................        54
Item 10.  Additional Information......................................        54
Item 11.  Quantitative and Qualitative Disclosures About Market               66
            Risk......................................................
Item 12.  Description of Securities Other than Equity Securities......        66
Item 13.  Defaults, Dividend Arrearages and Delinquencies.............        67
Item 14.  Material Modifications to the Rights of Security Holders and        67
            Use of Proceeds...........................................
Item 15.  Controls and Procedures.....................................        68
Item 16.  Reserved....................................................        69
Item 18.  Financial Statements and Schedule to Financial Statements...        70
Item 19.  Exhibits....................................................        71

                                     PART I

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

    This Annual Report on Form 20-F/A (the "Annual Report") contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Some of these forward-looking statements include forward-looking phrases such as "anticipates", "believes", "could", "estimates", "expects", "foresees", "intends", "may", "should" or "will continue", or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

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

    The financial data as of December 31, 2002 (as restated), 2001, 2000, 1999 and 1998 and for the years ended December 31, 2002 (as restated), 2001, 2000, 1999 and 1998 have been derived from the Company's audited consolidated financial statements.

    On February 6, 2002, the Company issued 11,320,754 Series 1 Preferred Shares, which were convertible into Common Shares, at a price that was less than the market price of the Company's common stock on the date of issue. See
Item 4.A. "History of the Company". On March 27, 2002, the Series 1 Preferred Shares were converted into Common Shares. The Company has restated its 2002 Consolidated Financial Statements to reflect the effect of the beneficial conversion feature as a non-cash dividend to the purchasers of the Series 1 Preferred Shares and to restate the computation of basic and diluted earnings
(loss) per share. The effect of the restatement is to decrease net income available to common shareholders from $2,127, as previously reported, to a net loss available to common shareholders of $12,590, as restated, and to decrease basic income per share from $0.06, as previously reported, to net loss per share of $0.39, as restated. Due to the loss attributable to common shareholders, the warrants to purchase Common Shares and stock options outstanding are not dilutive.

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

                                              YEAR ENDED
                                             DECEMBER 31,     YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                 2002        DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                             (AS RESTATED)       2001            2000            1999            1998
                                             -------------   -------------   -------------   -------------   -------------
                                                        (In Thousands of US $, Except Share and Per Share Data)
STATEMENT OF OPERATIONS DATA:
Revenues...................................   $    98,846     $    93,241     $  117,008      $   97,551      $   62,056
Cost of operations, excluding depreciation
  and amortization.........................        61,250          63,140         79,327          66,190          43,002
Depreciation and amortization..............        10,718          11,276         12,181           8,134           4,890
Selling, general and administrative........        19,470          18,208         18,622          13,118           8,490
Goodwill impairment losses.................       --                3,400         13,500         --              --
Loss (gain) on property and equipment(1)...       --              --             --               (1,199)        --
Loss (recovery) on sale of
  U.S. operations..........................          (718)          4,885        --              --              --
Foreign exchange (gain) loss...............        (1,441)          1,003        --              --              --
Start-up, integration and transition
  costs(2).................................       --              --             --              --                  602
                                              -----------     -----------     ----------      ----------      ----------
Income (loss) from operations before
  interest and taxes.......................         9,567          (8,671)        (6,622)         11,308           5,072
Interest and financing expense.............         5,727          10,029         10,649           6,232           3,139
                                              -----------     -----------     ----------      ----------      ----------
Income (loss) before income taxes..........         3,840         (18,700)       (17,271)          5,076           1,933
Income tax provision.......................        (1,713)           (968)        (1,010)         (2,053)           (740)
                                              -----------     -----------     ----------      ----------      ----------
Net income (loss)..........................         2,127         (19,668)       (18,281)          3,023           1,193
                                              -----------     -----------     ----------      ----------      ----------
Value ascribed to beneficial conversion
  feature of Series 1 Preferred
  Shares(3)................................       (14,717)        --             --              --              --
                                              -----------     -----------     ----------      ----------      ----------
Net income (loss) attributable to common
  shareholders(3)..........................   $   (12,590)    $   (19,668)    $  (18,281)     $    3,023      $    1,193
                                              ===========     ===========     ==========      ==========      ==========
Basic net income (loss) per share(3).......   $     (0.39)    $     (1.60)    $    (2.54)     $     0.60      $     0.52
Diluted net income (loss) per share(3).....   $     (0.39)    $     (1.60)    $    (2.54)     $     0.51      $     0.29
Shares used in calculating basic net income
  (loss) per share.........................    32,413,635      12,259,641      7,196,627       5,068,607       2,304,847
                                              -----------     -----------     ----------      ----------      ----------
Shares used in calculating diluted net
  income (loss) per share..................    32,413,635      12,259,641      7,196,627       5,976,659       4,174,172
                                              ===========     ===========     ==========      ==========      ==========

------------

(1) Includes a gain of $1,100 in 1999 on replacement of assets destroyed in a fire in 1999.

(2) Includes integration and transition costs for numerous acquisitions during 1998.

(3) As discussed in Note 13 to the Consolidated Financial Statements basic and diluted earnings (loss) per share for the year ended December 31, 2002 have been restated to give effect to the non-cash dividend arising from the beneficial conversion feature of the Series 1 Preferred Shares.

                                               YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                              DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                  2002            2001            2000            1999            1998
                                              -------------   -------------   -------------   -------------   -------------
                                                         (In Thousands of US $, Except Share and Per Share Data)
OTHER CASH FLOW DATA:
Net cash provided by operating activities...    $ 13,654        $  6,685        $  7,362        $  5,975        $  3,907
  Acquisition of businesses, net of cash
    acquired................................     (27,197)           (341)         (8,003)        (45,653)        (33,670)
  Capital expenditures......................     (12,157)         (3,778)        (14,362)         (3,562)         (3,710)
Net cash provided by (used in) investing
  activities................................     (39,777)         13,280         (21,656)        (50,071)        (36,375)
  Proceeds from issuance of long-term
    debt....................................      57,200          --              27,662          62,868          27,312
  Principal repayments on long-term debt....     (56,509)        (43,464)        (13,629)        (37,807)         (1,350)
  Net proceeds from issuance of Common
    Stock...................................      28,376          29,108          --              30,670           6,729
  Debt issuance costs.......................      (2,623)           (559)           (615)         (3,222)            (91)
Net cash provided by (used in) financing
  activities................................      25,409         (17,392)         12,925          44,379          31,304
OTHER DATA:
EBITDA(1)...................................      20,285           2,605           5,559          19,442           9,962

                                                                   AS OF DECEMBER 31
                                                  ----------------------------------------------------
                                                    2002       2001       2000       1999       1998
                                                  --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Cash and cash equivalents.......................  $  1,775   $  2,469   $  --      $  1,398   $ 1,060
Accounts receivable -- trade....................    13,960     10,620     14,174     14,655     8,424
Accounts payable................................     3,821      3,369      3,992      3,869     3,187
Accrued expenses and other current
  liabilities...................................    10,510      8,002      7,820      8,781     6,646
Working capital, including cash.................     1,740      5,004    (24,902)    (5,547)     (994)
Property and equipment, net.....................    58,994     36,708     50,899     40,692    25,909
Total Assets....................................   147,718    110,652    152,959    162,314    98,337
Long-term debt, including capital lease
  obligations(2)................................    54,245     52,314     71,442     78,199    54,589
Redeemable capital stock........................     --         --         --         --       21,946
Total common stock..............................   113,549     85,173     57,066     57,066     7,528
Total stockholders' equity......................    77,817     45,913     38,655     58,320     5,492

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

    In February 2002, the Company issued approximately 11.3 million shares of Series 1 Preferred Stock at a price of $2.65 per share in a private placement transaction, resulting in gross proceeds to the Company of approximately
$30 million. The net proceeds to the Company of approximately $28 million were used to fund the purchase of Waste Services Ottawa. Included in costs of the financing were fees of $1.3 million for financial advisory services paid to Sanders Morris Harris Inc., a company of which, Mr. Don Sanders, one of the

Company's directors is a principal. On March 27, 2002, these Series 1 Preferred Shares were converted into Common Shares.

    Between March 28, 2003 and June 10, 2003, the Company issued 10,241,666 Series 1 Preferred Shares at a price of $3.00 per share in a private placement sale, resulting in net proceeds to the Company of $29.0 million. The proceeds of the private placement were used to fund the balance of the purchase price for a 23.5% membership interest in Omni Waste of Osceola County, LLC ("Omni Waste"), the purchase price of the remaining interests in Omni Waste and for general corporate purposes. The Series 1 Preferred Shares are convertible into Common Shares upon shareholder approval and were issued at a discount to the market price of the Company's Common Shares at the time. Accordingly, the issuance of these Series 1 Preferred Shares resulted in the issuance of a security with a beneficial conversion feature. The beneficial conversion feature will be reflected as a non-cash dividend to the purchasers of the Series 1 Preferred Shares in the period in which the shares were issued.

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

    Between June 30, 2003 and July 8, 2003, the Company issued an additional 8,527,667 Series 1 Preferred Shares at a price of $3.00 per share in a private placement transaction, resulting in net proceeds to the Company of approximately $25.0 million. The proceeds of the private placement were applied to fund the purchase of Cactus Waste, a collection business in Mesa, Arizona, and for general corporate purposes. The Series 1 Preferred Shares are convertible into Common Shares upon shareholder approval and were issued at a discount to the market price of the Company's Common Shares at the time. Accordingly, the issuance of these Series 1 Preferred Shares resulted in the issuance of a security with a beneficial conversion feature. The beneficial conversion feature will be reflected as a non-cash dividend to the purchasers of the Series 1 Preferred Shares in the period in which the shares were issued.

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

    - SERIES 1 PREFERRED SHARES

    Between March 28, 2003 and June 10, 2003, the Company issued 10,241,666 Series 1 Preferred Shares at a price of $3.00 per share in a private placement sale to certain investors. Net proceeds to the Company, after financing costs of approximately $1.7 million, were $29.0 million. Included in the costs of the financing were placement agency fees of $1.09 million paid to a company of which one of the Company's directors is a principal. The proceeds of the private placement were used to fund the balance of the purchase price for a 23.5% membership interest in Omni Waste, and were applied toward the purchase price of the remaining interests in Omni Waste and for general corporate purposes. The Series 1 Preferred Shares are convertible into Common Shares upon shareholder approval and were issued at a discount to the market price of the Company's Common Shares at the time. Accordingly, the issuance of these Series 1 Preferred Shares resulted in the issuance of a security with a beneficial conversion feature. The beneficial conversion feature will be reflected as a non-cash dividend to the purchasers of the Series 1 Preferred Shares in the period in which the shares were issued.

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

    Between June 30, 2003 and July 8, 2003, the Company issued a further 8,527,667 Series 1 Preferred Shares at a price of $3.00 per share in a private placement sale to certain investors. Net proceeds to the Company were approximately $25.0 million. Included in the financing costs were placement agency fees of $635 paid to a Company of which one of the Company's directors is a principal. The proceeds of the private placement were used to fund the purchase of the Mesa, Arizona collection operation and will be used for acquisitions and for general corporate purposes. Each subscriber for Series 1 Preferred Shares was also issued warrants to purchase Common Shares of the Company equal to 20% of the number of Series 1 Preferred Shares purchased by the holder of such Preferred Shares, resulting in a total issuance of 1,705,533 warrants. The terms and conditions of these warrants are the same as described above save and except for the expiry dates which are 5 years from the date of issuance of the warrants. The Series 1 Preferred Shares are convertible into Common Shares upon shareholder approval and were issued at a discount to the market price of the Company's Common Shares at the time. Accordingly, the issuance of these Series 1 Preferred Shares resulted in the issuance of a security with a beneficial conversion feature. The beneficial conversion feature will be reflected as a non-cash dividend to the purchasers of the Series 1 Preferred Shares in the period in which the shares were issued.

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

117-5025 90th Street South East........           1 acre   Office, truck and container storage,
Calgary, Alberta                                           maintenance

LOCATION                                 SIZE              USE
--------                                 ----              ---
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

    RESTATEMENT

    On February 6, 2002, the Company issued 11,320,754 Series 1 Preferred Shares, which were convertible into Common Shares, at a price that was less than the market price of the Company's common stock on the date of issue. See
Item 4A "History of the Company". On March 27, 2002, the Series 1 Preferred Shares were converted into Common Shares. The Company has restated its 2002 Consolidated Financial Statement to reflect the effects of the beneficial conversion feature as a non-cash dividend to the purchasers of the Series 1 Preferred Shares and to restate the computation of basic and diluted earnings
(loss) per share. The effect of the restatement is to decrease net income available to common shareholders from $2,127, as previously reported, to a net loss available to common shareholders of $12,590, as restated, and to decrease basic income per share from $0.06, as previously reported, to net loss per share of $0.39, as restated. Due to the loss attributable to common shareholders, the warrants to purchase Common Shares and stock options outstanding are not dilutive.

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

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative ("SG&A") expenses include management, clerical, financial, accounting and administrative compensation and overhead costs associated with the marketing and sales force, professional services and community relations expense. SG&A expenses for the year ended December 31, 2002 were $19.5 million compared to $18.2 million for the year ended December 31, 2001. In 2001, the Company incurred $4.6 million of expenses associated with settlements of law suits, failed acquisitions, change in control, restructuring costs and various other associated costs.

    SG&A increased as a percentage of revenue to 19.7% in 2002 from 19.5% in 2001. After adjusting for the impact of the costs in 2001 discussed above, SG&A as a percentage of revenue decreases to 14.6% in 2001. The increase in SG&A costs and as a percentage of revenue resulted from increases in management, sales, and administrative personnel and related costs associated with the Company's growth strategy.

    SG&A expenses are expected to increase over the 2003 fiscal year as the Company continues to implement its growth strategy. Once acquisitions have been fully integrated with the Company's existing operations, SG&A as a percentage of revenue is expected to return to levels more consistent with industry norms.

    SG&A expenses for the year ended December 31, 2001 were $18.2 million compared to $18.6 million for the year ended December 31, 2000. The
$0.4 million, or 2.2% decrease is the result of the sale of the U.S. Collection Operations which were completed during the first and second quarters of 2001. The decrease was larger than indicated above as expenses of $4.6 million were incurred in 2001 for legal settlements, failed acquisitions, change in control, restructuring costs and various other associated costs.

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

    LOSS (RECOVERY) RELATED TO SALE OF U.S. ASSETS AND FOREIGN EXCHANGE (GAIN)
     LOSS

    The year ended 2002 included a recovery of $0.7 million on the sale of the U.S. Collection Operations related to the settlement of a lease obligation, the payment of a receivable and receipt of a hold back payment, all of which had been provided for in 2001.

    A realized foreign exchange gain of $1.4 million was recognized in 2002 when the Company's U.S. dollar denominated debt resident in Canada was repaid in connection with refinancing of the Company's Senior Credit Facility.

    The year ended 2001 included a loss of $4.9 million relating to the sale of the U.S. Collection Operations, goodwill impairment charges of $3.4 million and an unrealized foreign exchange loss of $1.0 million related to the translation of U.S. dollar denominated debt held in the Canadian operations.

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
                         ========   =====      =======    =====      ========   =====      =======       ========

    Long-term debt and stockholders' equity increased by $34.1 million or 34.4% at December 31, 2002 compared to December 31, 2001. The increase was the result of an increase in stockholders' equity of

$31.9 million and an increase in long-term debt and capital lease obligations of $2.2 million. Stockholders' equity increased as a result of net proceeds from the issuance of preferred shares (which were later converted to common shares) of $28.1 million, the amortization of deferred compensation of $1.0 million, proceeds of $0.3 million from the exercising of stock options and net income of $2.1 million. The Series 1 Preferred Shares issued in February 2002 were issued with a beneficial conversion feature. The beneficial conversion feature was reflected as a non-cash dividend to the purchasers of the Series 1 Preferred Shares in the period in which the Series 1 Preferred Shares were issued and upon conversion to Common Shares, the amounts were reflected as a component of common stock. Foreign currency translation adjustments also contributed $0.4 million.

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

Larry D. Henk.........................        43   President, Chief Operating Officer       N/A         N/A

David J. Feals........................        45   Chief Financial Officer                  N/A         N/A

Brian J. Forrestal....................        45   Vice President, Environmental            N/A         N/A
                                                   Management

E. Joy Grahek.........................        44   Associate General Counsel and            N/A         N/A
                                                   Assistant Secretary

William P. Hulligan...................        61   Executive Vice President, North          N/A         N/A
                                                   American Operations

R. John (Jack) Lawrence...............        69   Director                                2003        2003

George E. Matelich....................        47   Director(2)                             2003        2004

John D. McGarvey......................        42   Executive Vice President, Chief          N/A         N/A
                                                   Operating Officer Eastern Canada

                                                                                           YEAR
                                                                                         APPOINTED   YEAR TERM
NAME                                      AGE      POSITION                              TO BOARD     EXPIRES
----                                    --------   --------                              ---------   ---------
Lucien Remillard......................        56   Director(3)                             2002        2004

Don A. Sanders........................        66   Director(1)(2)(3)                       2001        2003

Stanley A. Sutherland.................        71   Executive Vice President, Chief         2002        2004
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

    The following table sets forth the compensation paid and the benefits in kind (including options) granted to directors and executive officers of the Company during 2002:

                                                                            (IN THOUSANDS OF US
                                                                                  DOLLARS)
                                                                       ------------------------------
NAME                                         TITLE                      SALARY     BONUS      OTHER         BENEFITS IN KIND
----                        ----------------------------------------   --------   --------   --------   -------------------------
George Boothe.............  Chief Accounting Officer                    135.6       58.9        5.3

Thomas E. Durkin, III.....  Executive Vice President, General           160.0       64.2       --
                            Counsel and Corporate Secretary

Gary DeGroote.............  Director                                     --         --         --

David J. Feals............  Chief Financial Officer effective as of     211.7       --         --       250,000 options to
                            January 10, 2002                                                            purchase Common Shares at
                                                                                                        an exercise price of
                                                                                                        C$5.19 per share. Expiry
                                                                                                        Date: 01/02/2007

Warren Grover.............  Director                                     --         --         19.1
                            Resigned April 9/03

Hillel J. Abrams..........  Vice President Health & Safety effective     75.6       38.2        5.3     40,000 options to
                            October 1, 2002                                                             purchase Common Shares at
                                                                                                        an exercise price of
                                                                                                        C$6.34 per share. Expiry
                                                                                                        Date: 03/04/2007

                                                                            (IN THOUSANDS OF US
                                                                                  DOLLARS)
                                                                       ------------------------------
NAME                                         TITLE                      SALARY     BONUS      OTHER         BENEFITS IN KIND
----                        ----------------------------------------   --------   --------   --------   -------------------------
John D. McGarvey..........  Executive Vice President and Chief          161.2       --         --
                            Operating Officer, Eastern Canada
                            effective January 1, 2002

Shawn Parnham.............  Corporate Controller                         71.5        8.2        2.2     12,500 options to
                            Officer effective                                                           purchase Common Shares at
                            October 1, 2002                                                             an exercise price of
                                                                                                        C$5.89. Expiry Date:
                                                                                                        02/01/2007

Lucien Remillard..........  Director                                     --         --         --

Don A. Sanders............  Director                                     --         --         --

Stanley A. Sutherland.....  Director, Executive Vice President and      151.6       15.6       32.5
                            Chief Operating Officer, Western Canada

David Sutherland-Yoest....  Director, Chairman and Chief Executive      210.2       63.7        4.3
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

    Based upon a list of record holders provided by an outside source, the Company believes that, as of June 10, 2003, at least 63.6% of its outstanding Common Shares was held of record by U.S. residents and that it had approximately 751 record holders resident in the United States.

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

ITEM 8. FINANCIAL INFORMATION

    See Item 18 -- "Financial Statements", Pages F1-F32. For a discussion of significant changes that have occurred since the date of the annual consolidated financial statements, see Note #16 of the Notes to Consolidated Financial statements attached herein.

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

ITEM 15.  CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES EVALUATION OF DISCLOSURE CONTROLS AND
  PROCEDURES

    As of the end of the period covered by this report, we carried out an evaluation under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company (including its consolidated subsidiaries) required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported within the required time periods.

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

Consolidated Statements of Stockholders' Equity.............    F-5

Notes to Consolidated Financial Statements..................    F-6

ITEM 19.  EXHIBITS

    Documents filed as exhibits to this Annual Report or incorporated by reference:

1.1                     Articles of Amalgamation of the Company (previously filed as
                        Exhibit 1.1 to the Company's Form 20-F (No. 000-25955) filed
                        July 15, 2003, and incorporated herein by reference).

1.2                     By-Law No. 1 of the Company (previously filed as
                        Exhibit 1.2 to the Company's Form 20-F (No. 000-25955)
                        filed July 15, 2003, and incorporated herein by reference).

1.3                     Certificate of Designations of Waste Services, Inc.
                        (previously filed as Exhibit 1.3 to the Company's Form 20-F
                        (No. 000-25955) filed July 15, 2003, and incorporated herein by reference).

2.1                     Third Amendment dated as of March 27, 2003, to Rights
                        Agreement dated as of September 2, 1999, between the Company and American Stock Transfer Company as Rights Agent
                        (previously filed as Exhibit 2.1 to the Company's Form 20-F
                        (No. 000-25955) filed July 15, 2003, and incorporated herein by reference).

2.2                     Amending Agreement No. 4 dated as of May 6, 2003, to Rights
                        Agreement dated as of September 2, 1999, between the
                        Company and American Stock Transfer Company, as Rights Agent
                        (previously filed as Exhibit 2.2 to the Company's Form 20-F
                        (No. 000-25955) filed July 15, 2003, and incorporated herein by reference).

2.3                     Fifth Amendment to Rights Agreement dated as of July 8,
                        2003, to Rights Agreement dated as of September 2, 1999,
                        between the Company and American Stock Transfer Company, as
                        Rights Agent (previously filed as Exhibit 2.3 to the
                        Company's Form 20-F (No. 000-25955) filed July 15, 2003, and incorporated herein by reference).

3.1                     Form of Voting Rights Agreement dated as of March 30, 2003, between the Company and certain shareholders (previously
                        filed as Exhibit 3.1 to the Company's Form 20-F
                        (No. 000-25955) filed July 15, 2003, and incorporated herein by reference).

4.1                     Form of Series 1 Subscription Agreement dated as of
                        March 31, 2003, between the Company and certain investors
                        (previously filed as Exhibit 4.1 to the Company's Form 20-F
                        (No. 000-25955) filed July 15, 2003, and incorporated herein by reference).

4.2                     Term of Warrants to Purchase Common Stock by and between the
                        Company and certain investors (previously filed as
                        Exhibit 4.2 to the Company's Form 20-F (No. 000-25955) filed
                        July 15, 2003, and incorporated herein by reference).

4.3                     Form of Registration Rights Agreement dated as of March 31,
                        2003, between the Company, and certain investors (previously filed as Exhibit 4.3 to the Company's Form 20-F
                        (No. 000-25955) filed July 15, 2003, and incorporated herein by reference).

4.4                     Preferred Subscription Agreement dated as of May 6, 2003,
                        among Waste Services, Inc., Capital Environmental
                        Resource Inc., Kelso Investment Associates VI, L.P. and KEP
                        VI LLC (previously filed as Exhibit 4.4 to the Company's
                        Form 20-F (No. 000-25955) filed July 15, 2003, and
                        incorporated herein by reference).

4.5                     Registration Rights Agreement dated as of May 6, 2003, among
                        Waste Services, Inc. and certain investors (previously filed as Exhibit 4.5 to the Company's Form 20-F (No. 000-25955)
                        filed July 15, 2003, and incorporated herein by reference).

4.6                     Warrant Agreement dated as of May 6, 2003, between Waste
                        Service Inc., and certain holders of the preferred shares
                        (previously filed as Exhibit 4.6 to the Company's Form 20-F
                        (No. 000-25955) filed July 15, 2003, and incorporated herein by reference).

4.7                     Amending Agreement No. 2 and Consent dated as of May 1,
                        2003, among Capital Environmental Resource Inc. various
                        financial institutions as lenders, Bank of America, N.A.
                        (Canada Branch) as Administrative Agent (previously filed as
                        Exhibit 4.7 to the Company's Form 20-F (No. 000-25955)
                        filed July 15, 2003, and incorporated herein by reference).

4.8                     Purchase Agreement dated as of January 15, 2003, between
                        Donald F. Moorehead, Jr., Omni Waste, Inc. and Capital
                        Environmental Resource Inc. and Amendment to Purchase
                        Agreement dated as of February 14, 2003, between Donald F.
                        Moorehead, Jr., Omni Waste, Inc., and Capital Environmental
                        Resource Inc. (previously filed as Exhibit 4.8 to the
                        Company's Form 20-F (No. 000-25955) filed July 15, 2003,
                        and incorporated herein by reference).

4.9                     Purchase Agreement dated January 14, 2003, between certain sellers, Omni Waste, Inc. and Capital Environmental
                        Resource Inc.; Amendment to Purchase Agreement, dated as of
                        April 1, 2003, between certain sellers, Omni Waste, Inc. and
                        Capital Environmental Resource Inc. and Second Amendment to
                        Purchase Agreement, dated as of May 1, 2003, between certain sellers, Waste Services, Inc., and Capital Environmental
                        Resource Inc. (previously filed as Exhibit 4.9 to the
                        Company's Form 20-F (No. 000-25955) filed July 15, 2003,
                        and incorporated herein by reference).

4.10                    Employment Agreement dated as of July 11, 2003, between
                        Waste Services, Inc., the Company and Larry D. Henk
                        (previously filed as Exhibit 4.10 to the Company's
                        Form 20-F (No. 000-25955) filed July 15, 2003, and
                        incorporated herein by reference).

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

31.1                    Certification of David Sutherland-Yoest, Chief Executive
                        Officer.

31.2                    Certification of Ronald L. Rubin, Chief Financial Officer.

32.1                    Certification of Chief Executive Officer pursuant to 18
                        U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002.

32.2                    Certification of Chief Financial Officer pursuant to 18
                        U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filling on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                      SIGNATURE                        TITLE
                      ---------                        -----
             /s/ DAVID SUTHERLAND-YOEST
     -------------------------------------------       Chairman of the Board, Chief Executive Officer
               David Sutherland-Yoest                  Director

November 28, 2003

                 /s/ RONALD L. RUBIN
     -------------------------------------------       Chief Financial Officer
                   Ronald L. Rubin

November 28, 2003

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

    As described in Note 1 to the financial statements, the Company has restated these consolidated statements to account for the beneficial conversion feature associated with the issuance of the Series 1 Preferred Shares. Accordingly, our previous audit report dated March 20, 2003 has been withdrawn.

Toronto, Canada                                       PRICEWATERHOUSECOOPERS LLP
March 20, 2003, except for the effect of the restatement   Chartered Accountants
related to the beneficial conversion feature as described in Note 1, which is as of November 4, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING
  DIFFERENCE

    In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in
Note 2(h) to the financial statements. Our report to the stockholders dated March 20, 2003, except for the effect of the restatement related to the beneficial conversion feature as described in Note 1, which is as of November 4, 2003, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada                                       PRICEWATERHOUSECOOPERS LLP
March 20, 2003, except for the effect of the restatement   Chartered Accountants
related to the beneficial conversion feature as described in Note 1, which is as of November 4, 2003

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

                          CONSOLIDATED BALANCE SHEETS

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                     AS AT              AS AT
                                                                 DECEMBER 31,       DECEMBER 31,
                                                                     2002               2001
                                                              -------------------   -------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................       $  1,775           $  2,469
  Accounts receivable -- trade (net of allowance for
    doubtful accounts of $350; 2001 -- $507)................         13,960             10,620
  Prepaid expenses and other current assets.................          1,661              4,340
                                                                   --------           --------
TOTAL CURRENT ASSETS........................................         17,396             17,429
PROPERTY AND EQUIPMENT, NET (Note 4)........................         58,994             36,708
GOODWILL (Notes 3 and 5)....................................         64,365             54,489
DEFERRED INCOME TAX ASSETS (Note 12)........................          1,049             --
OTHER INTANGIBLE ASSETS (Note 6)............................          5,914              2,026
                                                                   --------           --------
TOTAL ASSETS................................................       $147,718           $110,652
                                                                   ========           ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................       $  3,821           $  3,369
  Accrued expenses and other current liabilities (Notes 7
    and 15).................................................         10,510              8,002
  Current portion of long-term debt (Note 8)................             63                256
  Current portion of capital lease obligations (Note 9).....          1,262                798
                                                                   --------           --------
TOTAL CURRENT LIABILITIES...................................         15,656             12,425
LONG-TERM DEBT (Note 8).....................................         52,635             50,973
CAPITAL LEASE OBLIGATIONS (Note 9)..........................          1,610              1,341
                                                                   --------           --------
                                                                     69,901             64,739
                                                                   --------           --------
COMMITMENTS AND CONTINGENCIES (Note 9)
STOCKHOLDERS' EQUITY (Note 11)
  COMMON STOCK: unlimited Common Stock without par value
    authorized; 35,194,995 (2001 -- 23,696,627) issued and
    outstanding.............................................        113,549             85,173
  Options and warrants, net of deferred compensation........          1,897                851
  Accumulated other comprehensive loss......................         (3,951)            (4,306)
  Deficit...................................................        (33,678)           (35,805)
                                                                   --------           --------
TOTAL STOCKHOLDERS' EQUITY..................................         77,817             45,913
                                                                   --------           --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................       $147,718           $110,652
                                                                   ========           ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                            STATEMENTS OF OPERATIONS

                        FOR THE YEARS ENDED DECEMBER 31,

                                                                    2002               2001        2000
                                                            ---------------------   ----------   ---------
                                                                (As Restated)
                                                             (Notes 1 and 11(b))
REVENUES..................................................        $   98,846        $   93,241   $ 117,008
OPERATING AND OTHER EXPENSES
  Cost of operations, excluding depreciation and
    amortization..........................................            61,250            63,140      79,327
  Depreciation and amortization...........................            10,718            11,276      12,181
  Selling, general and administrative.....................            19,470            18,208      18,622
  Goodwill impairment losses (Note 5).....................         --                    3,400      13,500
  Loss (recovery) related to sale of U.S. assets
    (Note 3(b))...........................................              (718)            4,885      --
  Foreign exchange (gain) loss............................            (1,441)            1,003      --
                                                                  ----------        ----------   ---------
INCOME (LOSS) BEFORE INTEREST AND TAXES...................             9,567            (8,671)     (6,622)
  Interest and financing expense..........................             5,727            10,029      10,649
                                                                  ----------        ----------   ---------
INCOME (LOSS) BEFORE INCOME TAXES.........................             3,840           (18,700)    (17,271)
  Income tax provision (Note 12)..........................             1,713               968       1,010
                                                                  ----------        ----------   ---------
NET INCOME (LOSS).........................................             2,127           (19,668)    (18,281)
                                                                  ----------        ----------   ---------
  Value ascribed to beneficial conversion feature of
    Series 1 Preferred Shares.............................           (14,717)           --          --
                                                                  ----------        ----------   ---------
  Net loss attributable to common shareholders............        $  (12,590)       $  (19,668)  $ (18,281)
                                                                  ==========        ==========   =========
BASIC NET LOSS PER COMMON SHARE (Note 13).................        $    (0.39)       $    (1.60)  $   (2.54)
                                                                  ==========        ==========   =========
DILUTED NET LOSS PER COMMON SHARE (Note 13)...............        $    (0.39)       $    (1.60)  $   (2.54)
                                                                  ==========        ==========   =========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  (Note 13)
  Basic...................................................        32,413,635        12,259,641   7,196,627
                                                                  ==========        ==========   =========
  Diluted.................................................        32,413,635        12,259,641   7,196,627
                                                                  ==========        ==========   =========

                                STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

NET INCOME (LOSS).........................................        $    2,127        $  (19,668)  $ (18,281)
  Other comprehensive income (loss) -- foreign currency
    translation Adjustments...............................               355            (2,032)     (1,384)
                                                                  ----------        ----------   ---------
COMPREHENSIVE INCOME (LOSS)...............................        $    2,482        $  (21,700)  $ (19,665)
                                                                  ==========        ==========   =========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      CAPITAL ENVIRONMENTAL RESOURCE INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                2002       2001       2000
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $  2,127   $(19,668)  $(18,281)
  Adjustments to reconcile net income (loss) to net cash
      flows from operating activities --
    Depreciation and amortization...........................    10,718     11,276     12,181
    Goodwill impairment losses..............................     --         3,400     13,500
    Deferred income taxes...................................      (464)       687       (476)
    Provision for (recovery) of losses related to sale of
      U.S. assets...........................................      (469)     4,885      --
    Restructuring and assets written down...................     --         --         1,177
    Foreign exchange (gain) loss............................    (1,441)     1,003      --
    Non-cash compensation and settlement costs..............     1,046        851      --
    Amortization of deferred financing costs and other......     2,699      2,135        746
  Changes in operating assets and liabilities --
    Accounts receivable -- trade, net.......................    (1,880)     2,641     (1,392)
    Prepaid expenses and other current assets...............     1,267        281        (22)
    Accounts payable........................................      (446)      (512)       (87)
    Accrued expenses and other current liabilities..........     2,582        280      2,642
    Income and other taxes..................................    (2,085)      (574)    (2,626)
                                                              --------   --------   --------
                                                                13,654      6,685      7,362
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Net proceeds from sale of U.S. operations.................       249     19,092      --
  Acquisition of businesses, net of cash acquired...........   (27,197)      (341)    (8,003)
  Capital expenditures......................................   (12,157)    (3,778)   (14,362)
  Proceeds from disposal of property and equipment..........       167        478        685
  Proceeds from insurance for replacement of property and
    equipment...............................................     --         --         1,054
  Loans and advances to employees...........................        56         89         41
  Shortfall payment on Class "B" Special Stock..............     --        (1,001)     --
  Other.....................................................      (895)    (1,259)    (1,071)
                                                              --------   --------   --------
                                                               (39,777)    13,280    (21,656)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt..................    57,200      --        27,662
  Principal repayments on long-term debt....................   (56,509)   (43,464)   (13,629)
  Repayment of capital lease liability......................    (1,035)    (1,882)    (1,088)
  Net proceeds from issuance of Common and Preferred
    Stock...................................................    28,376     29,108      --
  Debt issuance costs.......................................    (2,623)      (559)      (615)
  Short-term bank indebtedness..............................     --          (595)       595
                                                              --------   --------   --------
                                                                25,409    (17,392)    12,925
                                                              --------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS...............................................        20       (104)       (29)
                                                              --------   --------   --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............      (694)     2,469     (1,398)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............     2,469      --         1,398
                                                              --------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $  1,775   $  2,469   $  --
                                                              ========   ========   ========
SUPPLEMENTARY INFORMATION
  Other long-term liabilities assumed in acquisition........  $    896   $  --      $  --
                                                              --------   --------   --------
  Assets acquired under capital leases......................  $  1,786   $    217   $    110
                                                              --------   --------   --------
  Cash paid for interest....................................  $  3,766   $  8,517   $  9,367
                                                              --------   --------   --------
  Cash paid for income taxes................................  $  2,085   $    574   $  2,626
                                                              --------   --------   --------
  Non cash financing activity: Beneficial conversion feature of Series 1 Preferred Shares (as restated, Notes 1 and
    11(b))..................................................  $ 14,717   $  --      $  --
                                                              --------   --------   --------

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      CAPITAL ENVIRONMENTAL RESOURCE INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         (IN THOUSANDS OF U.S. DOLLARS)

                                         SERIES 1      ADDITIONAL
                                        PREFERRED       PAID-IN-
                                          STOCK         CAPITAL
                                           (AS            (AS         OPTIONS                      ACCUMULATED
                            COMMON      RESTATED,      RESTATED,        AND         DEFERRED          OTHER        RETAINED
                            STOCK      NOTES 1 AND    NOTES 1 AND     WARRANTS    COMPENSATION    COMPREHENSIVE    EARNINGS
                          (NOTE 11)      11 (B))        11 (B))      (NOTE 11)      (NOTE 11)          LOSS        (DEFICIT)
                          ----------   ------------   ------------   ----------   -------------   --------------   ---------
BALANCE AT DECEMBER 31,
  1999..................   $ 57,066      $ --           $ --           $--           $--             $  (890)      $  2,144
Foreign currency
  translation
  adjustments...........     --            --             --            --            --              (1,384)         --
Net Loss................     --            --             --            --            --              --            (18,281)
                           --------      --------       --------       ------        -------         -------       --------
BALANCE AT DECEMBER 31,
  2000..................     57,066        --             --            --            --              (2,274)       (16,137)
Issuance of Common
  Stock, net of costs...     29,108        --             --            --            --              --              --
Shortfall payment on
  Class "B" Special
  Stock (Note 11(c))....     (1,001)       --             --            --            --              --              --
Options granted.........     --            --             --              165         --              --              --
Warrants granted........     --            --             --            1,597         (1,120)         --              --
Amortization of deferred
  compensation..........     --            --             --            --               209          --              --
Foreign currency
  translation
  adjustments...........     --            --             --            --            --              (2,032)         --
Net Loss................     --            --             --            --            --              --            (19,668)
                           --------      --------       --------       ------        -------         -------       --------
BALANCE AT DECEMBER 31,
  2001..................     85,173        --             --            1,762           (911)         (4,306)       (35,805)
Issuance of Series 1
  Preferred.............     --            28,068         --            --            --              --              --
Value ascribed to
  beneficial conversion
  feature of Series 1
  Preferred.............     --           (14,717)        14,717        --            --              --              --
Conversion of Series 1
  Preferred to Common
  Stock.................     28,068       (13,351)       (14,717)       --            --              --              --
Exercise of options.....        307        --             --            --            --              --              --
Exercise of warrants....          1        --             --            --            --              --              --
Additional value of
  warrants..............     --            --             --              690           (690)         --              --
Amortization of deferred
  compensation..........     --            --             --            --             1,046          --              --
Foreign currency
  translation
  adjustments...........     --            --             --            --            --                 355          --
Net Income..............     --            --             --            --            --              --              2,127
                           --------      --------       --------       ------        -------         -------       --------
BALANCE AT DECEMBER 31,
  2002,.................   $113,549      $ --           $ --           $2,452        $  (555)        $(3,951)      $(33,678)
                           ========      ========       ========       ======        =======         =======       ========


                              TOTAL
                          STOCKHOLDERS'
                             EQUITY
                          -------------
BALANCE AT DECEMBER 31,
  1999..................    $ 58,320
Foreign currency
  translation
  adjustments...........      (1,384)
Net Loss................     (18,281)
                            --------
BALANCE AT DECEMBER 31,
  2000..................      38,655
Issuance of Common
  Stock, net of costs...      29,108
Shortfall payment on
  Class "B" Special
  Stock (Note 11(c))....      (1,001)
Options granted.........         165
Warrants granted........         477
Amortization of deferred
  compensation..........         209
Foreign currency
  translation
  adjustments...........      (2,032)
Net Loss................     (19,668)
                            --------
BALANCE AT DECEMBER 31,
  2001..................      45,913
Issuance of Series 1
  Preferred.............      28,068
Value ascribed to
  beneficial conversion
  feature of Series 1
  Preferred.............      --
Conversion of Series 1
  Preferred to Common
  Stock.................      --
Exercise of options.....         307
Exercise of warrants....           1
Additional value of
  warrants..............      --
Amortization of deferred
  compensation..........       1,046
Foreign currency
  translation
  adjustments...........         355
Net Income..............       2,127
                            --------
BALANCE AT DECEMBER 31,
  2002,.................    $ 77,817
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

RESTATEMENT

    On February 6, 2002, the Company issued 11,320,754 Series 1 Preferred Shares at a price of $2.65 per share to certain investors, including some of the Company's officers, directors and shareholders in a private placement transaction. The closing market price of the Company's common stock, as reported by NASDAQ, on February 6, 2002 was $3.95 per share. The Series 1 Preferred Shares issuance resulted in net proceeds to the Company of approximately
$28.1 million. Included in costs of the financing were fees of $1.3 million for financial advisory services paid to Sanders Morris Harris, a company of which one of the Company's directors is a principal. On March 27, 2002, the Series 1 Preferred Shares were converted into Common Shares. The Company has restated its 2002 Consolidated Financial Statements to reflect the effects of the beneficial conversion feature as a non-cash dividend to the purchasers of the Series 1 Preferred Shares and to restate the computation of basic and diluted earnings
(loss) per share. The effect of the restatement is to decrease net income available to common shareholders from $2,127, as previously reported, to a net loss available to common shareholders of $12,590, as restated, and to decrease basic income per share from $0.06, as previously reported, to net loss per share of $0.39, as restated. Due to the loss attributable to common shareholders, the warrants to purchase common shares and stock options outstanding are not dilutive.

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

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
(c) FOREIGN CURRENCY TRANSLATION

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

    In certain business combinations and acquisitions, the Company agrees to pay additional amounts to sellers contingent upon achievement by the acquired businesses of certain negotiated goals, such as targeted cash flow levels. Contingent payments, when determinable, are recorded as additional purchase price consideration.

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

(g) PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost less accumulated depreciation. Improvements or betterments, which extend the life of an asset, are capitalized. Expenditures for maintenance and repair costs are charged to operations as incurred. Gains and losses resulting from property or equipment retirements or disposals are

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
credited or charged to cost of operations in the year of disposal. Depreciation is computed over the estimated useful lives using the straight-line method as follows:

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

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    Amortization of goodwill in the year ended December 31, 2001 and 2000 was $1,797 and $2,455, respectively. Had this accounting policy change been made retroactively, the Company's net loss for the year ended December 31, 2001 and 2000, adjusted for the non-amortization provisions of SFAS No. 142, would have been $17,871 and $15,826, respectively. Basic and diluted loss per share for the year ended December 31, 2001 and 2000, after adjusting for the non-amortization of goodwill, would have been $1.46 and $2.20, respectively.

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

    SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was adopted by the Company effective January 1, 2001.
SFAS No. 133 established accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet either as an asset or a liability at their fair values. The statement requires that changes in the derivatives' fair value be recognized in earnings unless specified hedge accounting criteria are met. The Company did not account for the derivatives held at January 1, 2001 as hedges

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
when it adopted SFAS No. 133. The impact of the change in method of accounting for derivatives held at January 1, 2001 was not significant.

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

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
(p) NET INCOME (LOSS) PER SHARE INFORMATION

    Net income (loss) per share has been computed in accordance with SFAS No. 128, "Earnings per Share".

    Basic earnings (loss) per share is calculated by dividing income (loss) available to common stockholders by the weighted average number of Common Shares outstanding for the period. Diluted earnings (loss) per share reflect the dilution that would occur under the treasury stock method if the dilutive securities and other contracts to issue Common Stock were exercised or converted into Common Stock at the beginning of the period or when issued, if later unless such effects are anti-dilutive.

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

    The new pronouncement will significantly impact the accounting for landfill retirement obligations, which the Company has historically referred to as closure and post-closure obligations. The adoption of SFAS No. 143 will have no impact on the Company's cash requirements. Accrued closure and post-closure costs represent an estimate of the current value of the future obligations associated with closure and post-closure monitoring of non-hazardous solid waste landfills. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Accruals for closure and post-closure monitoring and maintenance consider site inspection, groundwater monitoring, leachate management, methane gas management and recovery, and operating and maintenance costs to be incurred during the period after the facility closes. Certain of these environmental costs, principally capping and methane gas management costs, are also incurred during the operating life of the site in accordance

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
with the landfill operation requirements. Site specific closure and post-closure engineering cost estimates are prepared annually.

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

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

2.  ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    In July 2002, the FASB issued Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of the entity's commitment to the exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

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

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

3.  ACQUISITIONS AND DISPOSALS OF BUSINESSES (CONTINUED)
    During the year ended December 31, 2001, the Company acquired one solid waste collection business for cash consideration of $363.

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

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

3.  ACQUISITIONS AND DISPOSALS OF BUSINESSES (CONTINUED)
    The following unaudited condensed pro forma consolidated statement of operations data shows the results of the Company's operations for the twelve months ended December 31, 2002 and 2001 as if the 2002 acquisitions had occurred at the beginning of the periods presented:

                                                                  2002           2001
                                                              -------------   ----------
                                                              (As Restated)
STATEMENT OF OPERATIONS DATA (unaudited):
  Revenue...................................................  $     100,913   $  105,894
                                                              -------------   ----------
  Net income (loss).........................................  $       2,188   $  (17,747)
  Value ascribed to beneficial conversion feature of
    Series 1 Preferred Shares...............................        (14,717)      --
                                                              -------------   ----------
  Net loss attributable to common shareholders..............  $     (12,529)  $  (17,747)
                                                              =============   ==========

  Basic net loss per common share...........................  $       (0.39)  $    (0.75)
  Diluted net loss per common share.........................  $       (0.39)  $    (0.75)

PRO FORMA WEIGHTED AVERAGE NUMBER OF SHARES
  Basic.....................................................     32,413,635   23,580,395
  Diluted...................................................     32,413,635   23,580,395

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

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

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

5.  GOODWILL (CONTINUED)
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
                                                              ======       ======       ======      ======

    Amortization expense of customer contracts and lists and non-competition agreements and other for the period ended December 31, 2002 and December 31, 2001 was $550 and $693, respectively. Amortization of deferred financing costs is included in interest expense and amounted to $1,855 and $1,814 for the period ended December 31, 2002 and 2001 respectively. Estimated future amortization of other intangible assets per year for the next five fiscal years based on existing intangibles is as follows:

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

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

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

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

8.  LONG-TERM DEBT (CONTINUED)
    On September 10, 2001, the Company issued 16.5 million Common Shares for net proceeds for $29.1 million. Concurrent with the equity issuance, the Company entered into a fifth amendment to the Senior Debt facilities and made a permanent debt repayment of approximately $16.0 million.

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

    The Senior Credit Facility may be used for general corporate purposes, including, working capital, capital expenditures and permitted acquisitions. The Senior Credit Facility is collaterized by a first priority perfected security interest in substantially all of the current and future acquired assets of the Company and its subsidiaries. The Senior Credit Facility contains certain financial and other covenants and restrictions regarding, among other things, limitations on capital expenditures, dividends, stock redemptions and investments. Interest rates are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or prime). The fixed margins range from 2.75% to 3.75% for Canadian Eurodollar rate loans and 1.25% to 2.25% for prime rate loans. Within the ranges, the fixed margin is determined based on the Company's leverage ratio. The interest rate at December 31, 2002, on the Senior Credit Facility was 6.058%.

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

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

8.  LONG-TERM DEBT (CONTINUED)
    The aggregate annual principal repayments required in respect of long-term debt as at December 31, 2002, are as follows:

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

(b) PERFORMANCE BONDS AND LETTERS OF CREDIT

    Municipal solid waste services contracts, permits and licences to operate transfer stations and recycling facilities may require performance or surety bonds, letters of credit or other means of financial assurance to secure contractual performance. As of December 31, 2002, the Company had provided customers and various regulatory authorities with such bonds and letters of credit amounting to approximately $17.1 million (2001 -- $9.2 million) to collateralize its obligations. If the Company was unable to obtain performance or surety bonds or letters of credit in sufficient amounts or at acceptable rates, it could be precluded from entering into

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

9. COMMITMENTS AND CONTINGENCIES (CONTINUED) additional municipal solid waste services contracts or obtaining or retaining landfill, transfer station, recycling facility or operating permits and licences.

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

    In addition, the Company may become party to various lawsuits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a solid waste management business. As of the date of this Report, the Company does not

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

9. COMMITMENTS AND CONTINGENCIES (CONTINUED) believe that there is any current proceeding or litigation involving the Company in respect of such matters that will have a material adverse impact on its business, financial condition, results of operations or cash flows.

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

    Details of changes in Common Stock for the periods presented are as follows:

                                                                SHARES      AMOUNT
                                                              ----------   --------
OUTSTANDING DECEMBER 31, 1999 and 2000......................   7,196,627   $ 57,066
Shares issued for cash in September, 2001 on private
  placement.................................................  16,500,000     29,108
Shortfall payment on Class "B" Special Stock
  (Note 11(c))..............................................      --         (1,001)
                                                              ----------   --------
OUTSTANDING DECEMBER 31, 2001...............................  23,696,627     85,173
Shares issued on conversion of Series 1 Preferred Shares....  11,320,754     28,068
Shares issued on exercise of options........................      85,388        307
Shares issued on exercise of warrants.......................      92,226          1
                                                              ----------   --------
OUTSTANDING DECEMBER 31, 2002...............................  35,194,995   $113,549
                                                              ==========   ========

(b) PRIVATE PLACEMENT

    On February 6, 2002, the Company completed a private placement sale to certain investors, including some of the Company's shareholders, directors and officers, of 11,320,754 Series 1 Preferred Shares at a price of $2.65 per share, resulting in net proceeds to the Company of approximately $28.1 million. The closing market price of the Company's common stock, as reported by NASDAQ, on February 6, 2002 was $3.95 per share resulting in a beneficial conversion feature of $1.30 per share or approximately $14,717. The Series 1 Preferred Shares were non-voting and were not entitled to receive any dividends declared by the Company. The Series 1 Preferred Shares were automatically convertible into fully paid and non-assessable Common Shares on a basis of one Common Share for each Series 1 Preferred Share held, upon approval of the conversion by resolution of a majority of the common stockholders. Also, under the terms of the Preferred Shares, the holders had agreed to hold a stockholders meeting to approve the conversion and were required under contract to vote their Common Shares in favour of the conversion. As the holders of the Preferred Shares represented the majority of the outstanding Common Shares of the Company, the conversion of Preferred Shares was assumed at the time of their issuance. On March 27, 2002, the stockholders approved the conversion and all outstanding Series 1 Preferred Shares were converted into Common Shares.

    The Company has restated its 2002 Consolidated Financial Statements to reflect the effects of the beneficial conversion feature as a non-cash dividend to the purchasers of the Series 1 Preferred Shares and to restate the computation of basic and diluted earnings (loss) per share. The effect of the restatement is to decrease net income available to common shareholders from $2,127, as previously reported, to a net loss attributable to common shareholders of $12,590, as restated, and to decrease basic income per share from $0.06 as previously reported, to net loss per share of $0.39 as restated. Due to the loss attributable to common shareholders, the warrants to purchase Common Shares and stock options outstanding are not dilutive.

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

11. CAPITAL STOCK (CONTINUED)
(c) CLASS "B" SPECIAL STOCK

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

(e)EMPLOYEE AND DIRECTOR STOCK OPTION PLANS AND OPTION GRANTS

    Under the 1997 Stock Option Plan, the Company may grant options to acquire Common Shares up to a maximum of 10% of the then issued and outstanding Common Shares on an as converted basis. All of the

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

11. CAPITAL STOCK (CONTINUED)
options issued under the 1997 plan vested on completion of the initial public offering of the Company's securities. No options will remain exercisable later than five years after the grant date, unless the Board of Directors determines otherwise.

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

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

11. CAPITAL STOCK (CONTINUED)
Canadian dollars and certain options are priced in U.S. dollars. Stock option activity for the three years ended December 31, 2002 is as follows:

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

    No compensation cost has been recognized on the options as they have been granted at market value. Compensation cost has been recognized on the warrants issued to a director and officer as these warrants were granted below quoted market value (Note 11(d)). Had compensation cost been determined based on the fair

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

11. CAPITAL STOCK (CONTINUED)
value of the options at the grant date consistent with the methodology in SFAS No. 123, the Company's historical net income (loss) and net loss per share for the year would have been as follows:

                                                                  2002          2001       2000
                                                              -------------   --------   --------
                                                              (As Restated)
Net income (loss) -- Historical basis:
  Net income, as reported...................................    $  2,127      $(19,668)  $(18,281)
  SFAS No. 123 adjustment...................................      (1,632)         (983)    (1,196)
  Value ascribed to beneficial conversion feature on
    Series 1 Preferred Shares...............................     (14,717)        --         --
                                                                --------      --------   --------
Pro forma net loss available to common shareholders.........    $(14,222)     $(20,651)  $(19,477)
                                                                ========      ========   ========
Basic and diluted net loss per share:
  As reported...............................................    $  (0.39)     $  (1.60)  $  (2.54)
                                                                --------      --------   --------
  Pro forma.................................................    $  (0.44)     $  (1.68)  $  (2.71)
                                                                ========      ========   ========

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
                                                              =======    =======

13. NET LOSS PER SHARE INFORMATION

    The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted net loss per share for the years ended December 31, 2002, 2001 and 2000:

                                                                  2002           2001        2000
                                                              -------------   ----------   ---------
                                                              (As Restated)
Numerator:
  Net income (loss).........................................   $    2,127     $  (19,668)  $ (18,281)
  Value ascribed to beneficial conversion feature of
    Series 1 Preferred Shares...............................      (14,717)        --          --
                                                               ----------     ----------   ---------
  Net loss attributable to common shareholders..............   $  (12,590)    $  (19,668)  $ (18,281)
                                                               ==========     ==========   =========
Denominator:
  Weighted average shares outstanding -- basic..............   32,413,635     12,259,641   7,196,627
  Dilutive effect of stock options and warrants
    outstanding.............................................      --              --          --
                                                               ----------     ----------   ---------
Weighted average shares outstanding -- diluted..............   32,413,635     12,259,641   7,196,627
                                                               ----------     ----------   ---------
Basic net loss per common share.............................   $    (0.39)    $    (1.60)  $   (2.54)
Diluted net loss per common share...........................   $    (0.39)    $    (1.60)  $   (2.54)

    The diluted loss per share calculation for 2002, 2001 and 2000 excludes the conversion of stock options and warrants issued because the impact would have been anti-dilutive.

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

17. RECONCILIATION FROM UNITED STATES GAAP TO CANADIAN GAAP

    These financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which conform, in all material respects for the Company, with accounting principles generally accepted in Canada, except:

    (i) The concept of comprehensive income (loss) is not recognized under Canadian GAAP. Accordingly, under Canadian GAAP, the Consolidated Statements of Comprehensive Income (Loss) would not be presented, and the accumulated other comprehensive loss, as presented in the Consolidated Statement of Stockholders' Equity, would be referred to as cumulative foreign currency translation adjustments.

    (ii) Under Canadian GAAP, the issue of the Series 1 Preferred Shares and subsequent conversion into Common Shares described in Note 11(b) would be accounted for at the subscribed price of $2.65 per share and the value of the beneficial conversion feature and related deemed dividend would not have been recognized. The Series 1 Preferred Shares would have been treated as common stock equivalents and considered outstanding from the date of grant. Accordingly, for fiscal 2002, the basic and diluted earnings (loss) per share would have been determined as follows:

                                                                 2002         2001        2000
                                                              ----------   ----------   ---------
Numerator:
  Net income (loss).........................................  $    2,127   $  (19,668)  $ (18,281)
                                                              ----------   ----------   ---------
Denominator:
  Weighted average shares outstanding -- basic..............  33,964,423   12,259,641   7,196,627
  Dilutive effect of stock options and warrants
    outstanding.............................................     887,198       --          --
                                                              ----------   ----------   ---------
Weighted average shares outstanding -- diluted..............  34,851,621   12,259,641   7,196,627
                                                              ----------   ----------   ---------
Basic net income (loss) per common share....................  $     0.06   $    (1.60)  $   (2.54)
Diluted net income (loss) per common share..................  $     0.06   $    (1.60)  $   (2.54)
                                                              ==========   ==========   =========

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

             (IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

18. REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Capital Environmental Resource Inc.

    Our audits of the consolidated financial statements referred to in our report dated March 20, 2003, except for the effect of the restatement related to the beneficial conversion feature as described in Note 1, which is as of November 4, 2003 appearing in the 2002 Annual Report to Shareholders of Capital Environmental Resource Inc. (which report and consolidated financial statements are included in this Annual Report on Form 20-F/A) also included an audit of the financial statement schedule listed in Item 18 of this Form 20-F/A. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Toronto, Canada                                       PRICEWATERHOUSECOOPERS LLP
March 20, 2003 except for the effect of the restatement    Chartered Accountants
related to the beneficial conversion feature as described in Note 1, which is as of November 4, 2003

FINANCIAL STATEMENT SCHEDULE

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