Form 20-F/A
period 2002-12-31
CAPITAL ENVIRONMENTAL RESOURCE INC
filed 2004-02-20
CIK 1065736

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 20-F/A

                               (AMENDMENT NO. 2)

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

                         Item 17 / /            Item 18 /X/

                                EXPLANATORY NOTE

    This Amendment No.2 on Form 20-F/A is being filed to amend "Item 3 -- Risk Factors -- Limitations on Landfill Permitting, Development and Expansion",
"Item 3 -- Risk Factors -- Liability For Landfill Closing and Post-Closing Care Costs", "Item 5 -- Operating and Financial Review and Prospects -- Critical Accounting Policies -- Business Acquisitions, Valuation of Identifiable Intangible Assets and Goodwill", "Item 5 -- Operating and Financial Review and Prospects -- Critical Accounting Policies -- Long-lived Assets" and Note 2(g) and Note 4 of "Item 18 -- Financial Statements and Schedule to Financial Statements" of the annual report on Form 20-F/A of Capital Environmental Resource Inc. for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on November 28, 2003. Each of these items is being amended solely to remove references to our reliance on surveys and studies provided by third parties in estimating our landfill costs and capacity and our reliance on experts in our evaluation of identifiable intangibles.

    This Amendment does not reflect events occurring after the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on July 15, 2003 (the "Original Report") and does not modify or update the disclosures therein in any way other than as required to reflect the amendments previously described. This Amendment speaks as of the filing date of our Original Report, except for the certifications and Item 15 which speak as of their respective dates and the filing date of this Amendment No.2. Unless otherwise indicated the exhibits previously filed with our Original Report are not re-filed herewith.

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

    The Company relies on studies to estimate the costs of obtaining and renewing permits and construction costs. Studies and surveys are relied upon to estimate landfill development costs and site capacities. These studies or surveys could be inaccurate which could result in increased permitting, landfill development or construction costs, or in lower site capacities from those projected by the Company.

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

    LIABILITY FOR LANDFILL CLOSING AND POST-CLOSING CARE COSTS

    The Company has significant financial obligations to pay closure and post-closure care costs for the landfills it currently owns and will likely have similar obligations with respect to any landfills it acquires in the future. The Company relies on internally performed studies in estimating its obligations for future closure and post-closure care costs. These studies could be inaccurate which would result in the costs incurred by the Company for closure and post-closure care being higher than those estimated.

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

    The landfill sites are recorded at cost. Landfill improvements are capitalized including direct costs incurred to construct and develop the sites. All indirect landfill development costs are expensed as incurred. Capitalized landfill site costs, together with the estimated projected capitalizable costs to be incurred over the remaining life of the landfill, are used to determine the amount to be amortized. Estimated projected capitalizable costs and the estimated useful life of the sites are determined by management based on estimates provided by the Company's internal engineers and are reviewed on a regular basis.

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

                      SIGNATURE                        TITLE
                      ---------                        -----
             /s/ DAVID SUTHERLAND-YOEST
     -------------------------------------------       Chairman of the Board, Chief Executive Officer
               David Sutherland-Yoest                  Director

February 20, 2004

                 /s/ RONALD L. RUBIN
     -------------------------------------------       Chief Financial Officer
                   Ronald L. Rubin

February 20, 2004

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

    Estimated projected capitalizable costs and the estimated useful life of the sites are determined by management based on estimates provided by the Company's internal engineers and are reviewed on a regular basis.

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

    Based on current rates of utilization and on permitted airspace capacity, the life of the Company's Ottawa landfill purchased in the Waste Services Ottawa acquisition is estimated to be in excess of seven years. The Company's other landfill located in Alberta has a life in excess of 30 years. On an annual basis, the Company updates the development cost estimates, closure and post-closure and future capacity estimates for the landfills. Future capacity estimates are updated using surveys to estimate utilized disposal capacity and remaining disposal capacity. These cost and capacity estimates are reviewed and approved by senior management on an annual basis. The Company expensed approximately $3,124 related to landfill depletion during the year ended December 31, 2002 (2001 -- $238).

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
                                                               ======     ======    =======

                                                                    EXHIBIT 31.1

        CERTIFICATION OF DAVID SUTHERLAND-YOEST, CHIEF EXECUTIVE OFFICER

I, David Sutherland-Yoest, certify that:

1. I have reviewed this Annual Report on Form 20-F/A of Capital Environmental Resource Inc.;

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

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2004

                                                             By:          /s/ DAVID SUTHERLAND-YOEST
                                                                  -----------------------------------------
                                                                  Name: David Sutherland-Yoest
                                                                  Title: Chief Executive Officer

                                                                    EXHIBIT 31.2

           CERTIFICATION OF RONALD L. RUBIN, CHIEF FINANCIAL OFFICER

I, Ronald L. Rubin, certify that:

1. I have reviewed this Annual Report on Form 20-F/A of Capital Environmental Resource Inc.;

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

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2004

                                                             By:             /s/ RONALD L. RUBIN
                                                                  -----------------------------------------
                                                                  Name: Ronald L. Rubin
                                                                  Title: Chief Financial Officer

                                                                    EXHIBIT 32.1

               CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
               SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

    In connection with the Annual Report of Capital Environmental Resource Inc. (the "Company") on Form 20-F/A for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, David Sutherland-Yoest, Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

    (i) the report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

    (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID SUTHERLAND-YOEST
-------------------------------
Name:  David Sutherland-Yoest
Title: Chief Executive Officer

February 20, 2004

    A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                                                                    EXHIBIT 32.2

               CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
               SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

    In connection with the Annual Report of Capital Environmental Resource Inc. (the "Company") on Form 20-F/A for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald L. Rubin, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

    (i) the report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

    (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RONALD L. RUBIN
-------------------------------
Name:  Ronald L. Rubin
Title: Chief Financial Officer

February 20, 2004

    A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.